Form 10-K/A, Exhibit 13
period 1995-12-31
CONCORD EFS INC
filed 1996-04-22
CIK 740112

SELECTED CONSOLIDATED FINANCIAL DATA
The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere herein.
                                            Fiscal Year End *
                                1995     1994      1993      1992    1991
                                 (in thousands except per share data)
INCOME STATEMENT DATA:
Revenues                      $127,762   $96,213  $75,443  $65,562  $48,144
 Cost of Operations             90,579    69,840   53,188   46,024   31,137
 Selling, General and
  Administrative Expenses       10,913     8,312    7,861    5,969    5,572
             OPERATING INCOME   26,270    18,061   14,394   13,569   11,435
Interest, Net                    2,116     1,588      825      503      661
   INCOME BEFORE INCOME TAXES
        AND MINORITY INTEREST   28,386    19,649   15,219   14,072   12,096
Income Taxes                    10,146     6,979    5,357    5,011    4,717
       INCOME BEFORE MINORITY
                     INTEREST   18,240    12,670    9,862    9,061    7,379
Minority Interest                   75        43        1      (87)    (106)
                   NET INCOME $ 18,315   $12,713  $ 9,863  $ 8,974  $ 7,273
                              ========   =======  =======  =======  =======
Weighted Average Common and
 Common Equivalent Shares
 Outstanding **                 38,572    37,265   37,117   36,779   36,664
                                ======    ======   ======   ======   ======

Earnings Per Share  **           $0.47     $0.34    $0.27    $0.24    $0.20
                                 =====     =====    =====    =====    =====
BALANCE SHEET DATA:
Working Capital                $68,213   $45,717  $34,655   $26,240 $16,318
Total Assets                   156,887    99,462   71,033    56,316  44,562
Long Term Debt,Less Current
  Maturities                       978     1,371                         55
Total Stockholders' Equity      89,545    61,935   50,251    39,573  26,289

                                          Percentage of         Percentage
                                            Revenue               Change
                                              Year             FY95    FY94
                                              End              Over    Over
INCOME STATEMENT DATA:              1995     1994     1993     FY94    FY93
Revenues                            100.0%   100.0%   100.0%    32.8%  27.5%
 Cost of Operations                  70.9     72.6     70.5     29.7   31.3
 Selling, General and
  Administrative Expenses             8.6      8.6     10.4     31.3    5.7
             OPERATING INCOME        20.5     18.8     19.1     45.4   25.5
Interest, Net                         1.7      1.7      1.1     33.2   92.5
   INCOME BEFORE INCOME TAXES
        AND MINORITY INTEREST        22.2     20.5     20.2     44.5   29.1
Income Taxes                          7.9      7.3      7.1     45.4   30.3
       INCOME BEFORE MINORITY
                      INTREST        14.3     13.2     13.1     44.0   28.5
Minority Interest                     0.0      0.0      0.0     74.4    N/A
                   NET INCOME        14.3     13.2     13.1     44.1   28.9
                                     ====     ====     ====
* Fiscal year 1991 ended September 30. Fiscal years 1995, 1994, 1993 and 1992 ended December 31.
** Earnings per share and related per share data have been restated to reflect stock splits issued through January 18, 1996.

Dear Shareholders:

  We are excited about the Company's strong financial results for 1995 and the prospects for future years. Revenues are up 33%, Net Income is up 44% and Earnings Per Share is up 38%. These results are ahead of management's overall stated goals of 25% growth.
  The antitrust lawsuit again a major competitor that was filed in early 1993 was resolved at midyear. Under the terms of the settlement agreement, the details cannot be disclosed, however, there is no material financial impact on the Company.
  The new services introduced in 1994, checking accounts and processing services for cash dispensing machines (ATMs), were near breakeven at year end. Although a small percentage of revenues at year end, these services continue to grow at a rapid rate. With the coming rule changes by the networks allowing surcharging at ATMs nationwide, the Company's ATM network should be highly profitable in 1996. Additionally, we are pursuing other opportunities outside the trucking industry for new checking accounts.
  The Company's principal source of revenue, Bankcard Services, has shown average growth of 40%+ over the last several years. The Company has emphasized growth in the small merchant and grocery markets. Small merchants have been the backbone of the Company's growth for the last ten years and we continue to emphasize this market nationwide. The recent strategy for pushing merchant acquisition in the grocery market has been to capitalize on (1) the strong growth in usage of bankcards to purchase groceries, (2) the high recent growth in debit card usage and (3) the new government requirement for usage of Electronic Benefits Transfer (EBT) cards at grocery stores. EBT programs will eventually require the use of plastic debit cards in all states. This requires grocers to have electronic POS (point of sale) devices Therefore, the Company's benefit from grocery market merchants is two phased: (1) adding them as high volume merchants for traditional bankcardservices, with a continuing strong year over year growth in usage, and (2) increasing fee income by adding bank debit card and government EBT debit card volume to the basic bankcard business. This growth strategy continues to be very successful.
  Additionally, near the end of the year the Company added a new Check Services product. This product uses a national database, which tracks bounced checks, closed accounts, etc., to authorize checks for merchants at a much lower fee than traditional check guarantee programs and still allow merchants to achieve a very low percentage of check losses.
  The Company's Trucking Services also has shown double digit growth in 1995. This growth was due in large measure to the new offering of checking accounts and/or ATM cards to drivers and the aforementioned placement of ATMs at over 300 major truckstops nationwide. Considering all the positive developments in 1995 and our plans for growth, we believe 1996 will be another year of strong financial performance for the Company.
  On behalf of all our employees, thank you again for your commitment and support throughout the year.

     Very truly yours,

     /s/ Dan M. Palmer                       /s/ Ed Labry
     Dan M. Palmer                           Edward A. Labry III
     Chairman of the Board                   President
     Chief Executive Officer

                              IN  MEMORIAM



     At mid-year Don Rutherford, a board member for over 20 years, passed away suddenly due to a stroke. Don was an ardent supporter of the Company, its management, and employees.  He was the oldest board member and his years of business experience made him a very knowledgeable counsel to Vic

 Tyler, Chairman Emeritus, and myself.  Don will be missed greatly, not only because of his wise counsel and mediation abilities when tempers flared, but because of his great sense of humor.



     In his memory we all thank him again for an excellent job.


     /s/ Dan M. Palmer
     Dan M. Palmer
     Chairman of the Board
     Chief Executive Officer

                    CONCORD EFS, INC. AND SUBSIDIARIES
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS
RESULTS OF OPERATIONS
Calendar 1995 Compared to Calendar 1994
  Net income increased 44% in 1995 over 1994 due to increased revenues from transaction processing and decreases in telephone and maintenance operating costs. Transaction processing included Bank Card Services, up 38% through the addition of grocery and retail merchants as well as volume increases in credit card usage; Trucking Services, up 30% due to growth in ATM revenues and increases in trucking customers; and Check Services, up 22% on the addition of new merchants and higher debit card revenues. Continued telemarketing efforts combined with merchant association endorsements were responsible for the new customers.
  Net income improved in 1995 to 14.3% from 13.2% as operational costs grew at a slower rate than transaction revenue. Savings of approximately $2.3 million in telephone and maintenance expenses were recognized.. The Company does not currently anticipate significant changes in margins in the future.
  The Company resolved its antitrust lawsuit against Deluxe Data Systems, Inc. (Deluxe) in July 1995. The lawsuit, initiated in January 1993, alleged that Deluxe was monopolizing electronic benefits transfer business in the state of Maryland. The terms of the settlement had no material financial statement impact in the current year.
Calendar 1994 Compared to Calendar 1993
  Net income increased 29% in 1994 over 1993 due to increased revenues in Bank Card Services, Trucking Services and Check Services. Bank Card Services revenues increased 41%, while Trucking Services and Check
Services revenues increased 7%. The increase in these revenues was due to additional volume from existing customers and the addition of new customers. Continuing telemarketing efforts were responsible for the new customers.
  Profit margins remained consistent with the prior year as operational costs related to service volume growth and new services were offset by increased interest income from investment management.
Calendar 1993 Compared to Calendar 1992
  Net income increased 10% in 1993 over 1992 due to increased revenues in Bank Card Services and Trucking Services. Bank Card Services revenues increased 35% while Trucking Services increased 14%. The increase in these revenues was due to additional volume from existing customers and the addition of new customers. Continuing telemarketing efforts were responsible for the new customers. Revenues increased only 15% due to unusually high terminal product sales in the prior year. Excluding terminal product sales, revenues increased 23% over the prior year.
  Current year net income as a percentage of revenue decreased due to three factors: (1) additional legal fees for the Deluxe antitrust lawsuit, in which the Company is a plaintiff, (2) decreased margins from Bank Card Services as a result of adding supermarkets, a lower margin business, to the Company's customer base, and (3) higher margins on terminal product sales in the prior year. Increased interest income from investment management offset the decrease in operating income as a percentage of revenue.

                    CONCORD EFS, INC. AND SUBSIDIARIES
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS
LIQUIDITY AND CAPITAL RESOURCES
  The Company consistently generates significant resources from operating activities. Over the past three years operating activities generated $28.3, $19.9 and $ 12.6 million, respectively. During fiscal 1995, the Company invested $10.4 million in securities, net, and $8.1 million on capital additions. Capital additions were primarily for new computer equipment and cash dispensing machines (ATMs). Operating cash funded these purchases.
  Significant changes in accounts receivable and accounts payable result from the day of the week the calendar year end falls combined with the increases in settlement volume from one year to the next.
  Stock issued from the Company's Incentive Stock Option Plan provided $4.1 million in additional capital in 1995. The disqualifying disposition of the options also reduced corporate income taxes paid by $4.1 million. Management cannot estimate the timing or amount of future cash flows from exercise of options, however, this will continue to be a source of funds to the Company.
  The Company has unused unsecured lines of credit of $10 million with financial institutions. The Company holds securities with a market value of approximately $20.9 million that are available for operating needs or as collateral to obtain short term financing if needed.
  With adequate available credit and strong cash generation, the Company is in sound financial condition and expects to fund continued growth from currently available resources. EFS National Bank, a wholly-owned subsidiary of the Company, exceeds required capital ratios. The Company's working capital ratio exceeded 2 to 1 at December 31, 1995 and 1994.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
  In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived to be Disposed Of",
which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.
  In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-based Compensation," which provides an alternative to APB Opinion No. 25 in accounting for stock-based compensation issued to employees. The statement allows for a fair value based method of accounting for employee stock options and similar equity instruments. However, for companies that continue to account for stock-based compensation arrangements under
Opinion No. 25, FAS No. 123 requires disclosure of the pro forma effect on net income and earnings per share of its fair value based accounting for
those arrangements.   These disclosure requirements are effective for
fiscal years beginning after December 15, 1995. The Company expects to continue to account for stock options under APB Opinion No. 25.

                    CONCORD EFS, INC. AND SUBSIDIARIES

EFFECTS OF INFLATION
  The Company's assets are primarily monetary, consisting of cash, assets convertible into cash, securities owned and receivables. Because of their liquidity, these assets are not significantly affected by inflation. Management believes that replacement costs of equipment, furniture and leasehold improvements will not materially affect operations. However, the rate of inflation affects the Company's expenses, such as those for employee compensation and communications, which may not be readily recoverable in the price of services offered by the Company.

RECENT QUARTERLY RESULTS
  The following table presents an unaudited summary of quarterly results for
the quarters of the calendar years 1995 and 1994.   Earnings per share
have been restated to reflect stock splits issued through January 18,
1996.
                         March 31  June 30  September 30 December 31
                         --------  -------  ------------ -----------
1995                         (in thousands except per share data)
    Revenues              $25,928  $29,897       $33,945     $37,992
    Operating Income        4,920    5,918         6,956       8,575
    Net Income              3,459    4,080         4,841       5,935
    Earnings Per Share      $0.09    $0.11         $0.12       $0.15

1994
    Revenues              $19,639  $22,126       $25,195     $29,253
    Operating Income        3,442    3,981         4,626       6,012
    Net Income              2,435    2,833         3,289       4,156
    Earnings Per Share      $0.07    $0.08         $0.09       $0.11

MARKET VALUE FOR THE REGISTRANT'S COMMON STOCK
 AND RELATED STOCKHOLDERS MATTERS
  The Company's Common Stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market (NASDAQ) under the symbol "CEFT". The following table sets forth the range of high and low bid quotations per share of the Company's Common Stock through December 31, 1995, as reported by NASDAQ. Quotes have been restated to reflect stock splits issued through January 18, 1996.
                                           HIGH         LOW
    FISCAL YEAR ENDED DECEMBER 31, 1995:
       First Quarter ................     $12.78       $ 9.78
       Second Quarter................      17.83        12.00
       Third Quarter.................      21.33        16.00
       Fourth Quarter................      30.00        16.67

    FISCAL YEAR ENDED DECEMBER 31, 1994:
       First Quarter ................     $ 7.50       $ 6.22
       Second Quarter................       7.61         5.84
       Third Quarter.................       8.59         6.28
       Fourth Quarter................      11.33         8.22

  As of March 1, 1996, there were 274 stockholders of record or through nominee or streetname accounts with brokers.
  The Company has never paid cash dividends. It is the present policy of the Company's Board of Directors to retain earnings to finance expansion of the Company's operations, and the Company does not expect to pay dividends in the foreseeable future.

                      CONCORD EFS, INC. AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS

                                                       December 31
                                                   1995         1994
ASSETS                                         ------------  -----------
CURRENT ASSETS
 Cash and cash equivalents                     $ 36,572,976  $23,030,329
 Securities available-for-sale(amortized
  cost of $23,742,451 in 1995
  and $13,995,836 in 1994)                       23,439,135   12,113,593
 Accounts receivable, less allowance of
  $759,435 in 1995 and $705,206 in 1994          63,690,114   33,763,804
 Inventories                                      4,765,304    2,907,661
 Prepaid expenses                                 2,899,604    2,908,968
 Deferred income taxes                              407,000      902,000
 Refundable income taxes                            328,197
                                               ------------  -----------
                          TOTAL CURRENT ASSETS  132,102,330   75,626,355

SECURITIES HELD-TO-MATURITY (Fair value of
 $4,736,000 in 1995 and $3,538,156 in 1994)       4,865,865    4,196,454

PROPERTY AND EQUIPMENT                           57,749,905   49,789,902
 Less accumulated depreciation and amortization  37,831,369   30,150,571
                                               ------------  -----------
                                                 19,918,536   19,639,331
                                               ------------  -----------
                                  TOTAL ASSETS $156,886,731  $99,462,140
                                               ============  ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
 Accounts payable and other liabilities        $ 60,966,543  $30,508,847
 Accrued liabilities                              2,530,310    3,228,829
 Current maturities of long-term debt               392,177      368,198
                                               ------------  -----------
                     TOTAL CURRENT LIABILITIES   63,889,030   34,105,874

LONG-TERM DEBT, LESS CURRENT MATURITIES             978,327    1,370,504

DEFERRED INCOME TAXES                             1,743,000    1,244,000

MINORITY INTEREST IN SUBSIDIARY                     731,579      806,891

STOCKHOLDERS' EQUITY
 Common Stock, $.33 1/3 par value; authorized
  40,000,000 shares, issued and outstanding
  24,940,938 shares in 1995 and
  16,105,434 shares in 1994.                      8,313,646    5,368,478
 Additional paid-in capital                      10,491,454    5,183,978
 Retained earnings                               70,940,011   52,624,658
 Unrealized losses on securities, net of taxes     (200,316)  (1,242,243)
                                               ------------  -----------
                    TOTAL STOCKHOLDERS' EQUITY   89,544,795   61,934,871
                                               ------------  -----------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $156,886,731  $99,462,140
                                               ============  ===========
See notes to consolidated financial statements.

                      CONCORD EFS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                          Year Ended December 31
                                       1995        1994        1993
                                   ------------ ----------- -----------
Revenues                           $127,762,333 $96,212,958 $75,443,939

Cost of operations                   90,579,212  69,839,671  53,188,474
Selling, general and
 administrative expenses             10,913,426   8,312,187   7,861,299
                                   ------------ ----------- -----------
           OPERATING INCOME          26,269,695  18,061,100  14,394,166
Other income (expense):
 Interest income                      2,219,412   1,688,252     825,018
 Interest expense                      (103,075)    (99,605)
                                   ------------ ----------- -----------
 INCOME BEFORE INCOME TAXES
      AND MINORITY INTEREST          28,386,041  19,649,747  15,219,184

Income taxes                         10,146,000   6,979,000   5,357,000
                                   ------------ ----------- -----------
     INCOME BEFORE MINORITY
                   INTEREST          18,240,041  12,670,747   9,862,184

Minority interest                        75,312      42,623         726
                                   ------------ ----------- -----------
                 NET INCOME        $ 18,315,353 $12,713,370 $ 9,862,910
                                   ============ =========== ===========
Per share data:
 Weighted average common
  and common equivalent
  shares outstanding                 38,572,383  37,265,494  37,117,203
                                     ==========  ==========  ==========

  Earnings per share                      $0.47       $0.34       $0.27
                                          =====       =====       =====






See notes to consolidated financial statements.

                      CONCORD EFS, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                            Common                            Unrealized
                    Common   Stock  Addn'l                      Gains
                     Stock $.33 1/3 Paid-In Retained Treasury (Losses)on
                    Shares    par   Capital Earnings   Stock  Securities  Total
                    ------ -------- ------- -------- -------- ---------- ------
                                          (In thousands)
BALANCE AT
JANUARY 1, 1993     11,067   $3,689  $6,926  $30,048 ($1,090) $         $39,573
 Exercise of
  stock options         69       23     412                                 436
 Tax benefit of
  disqualifying
  dispositions of
  incentive stock
  option shares                         379                                 379
Net income                                     9,863                      9,863
                    ------   ------ -------  -------  ------   ------   ------
BALANCE AT
DECEMBER 31, 1993   11,136    3,712   7,718   39,911  (1,090)            50,251
 Exercise of
  stock options         51       17     163                                 180
 Tax benefit of
  disqualifying
  dispositions of
  incentive stock
  option shares                          33                                  33
 Cancellation of
  treasury stock      (450)    (150)   (940)           1,090
 3 for 2 stock split 5,368    1,789  (1,789)
 Unrealized losses
  on securities,
  net of tax                                                   (1,242)   (1,242)
Net income                                    12,713                     12,713
                    ------   ------ -------  -------  ------   ------   -------
BALANCE AT
DECEMBER 31, 1994   16,105    5,368   5,184   52,625           (1,242)   61,935
 Exercise of
  stock options        632      211   3,915                               4,126
 Tax benefit of
  disqualifying
  dispositions of
  incentive stock
  option shares                       4,127                               4,127
 3 for 2 stock split 8,203    2,735  (2,735)
 Unrealized gains on
  securities, net
  of tax                                                        1,042     1,042
 Net income                                   18,315                     18,315
                    ------   ------ -------  -------  ------   ------   -------
BALANCE AT
DECEMBER 31, 1995   24,940   $8,314 $10,491  $70,940  $       ($  200)  $89,545
                    ======   ====== =======  =======  ======   ======   =======

See notes to consolidated financial statements.

                   CONCORD EFS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   Year Ended  December 31
                                                     1995    1994    1993
                                                   ------- ------- -------
OPERATING ACTIVITIES                                   (In thousands)
Net income                                         $18,315 $12,713  $9,863
 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation and amortization                     7,796   7,424   5,797
   Provision for losses on accounts receivable         500     480     525
   Loss on disposal of property and equipment                           21
   Minority interest                                   (75)    (43)     (1)
   Deferred income taxes                               457     (12)    195
   Changes in operating assets and liabilities:
    Accounts receivable                            (30,426)(15,742) (4,682)
    Inventories                                     (1,858)    442  (2,810)
    Other current assets                                 9    (590) (1,078)
    Accounts payable and other liabilities          30,458  13,667   3,282
    Accrued liabilities                              3,100   1,522   1,477
                                                   ------- ------- -------
        NET CASH PROVIDED BY OPERATING ACTIVITIES   28,276  19,861  12,589

INVESTING ACTIVITIES
 Acquisition of property and equipment              (8,075) (9,450) (8,135)
 Securities held-to-maturity:
   Acquisition of securities                        (2,360)
   Proceeds from maturity of securities              1,047     769
 Securities available-for-sale:
   Acquisition of securities                       (11,347) (6,870)
   Proceeds from sales of securities                   248   4,168
   Proceeds from maturity of securities              1,997     167
 Investment Securities:
   Acquisition of securities                                       (27,319)
   Proceeds from sales of securities                                16,579
                                                   ------- ------- -------
          NET CASH USED IN INVESTING ACTIVITIES    (18,491)(11,216)(18,875)

FINANCING ACTIVITIES
 Proceeds from exercise of stock options             4,126     180     435
 Proceeds from note payable                                  2,000
 Payments on note payable                             (368)   (261)
                                                   ------- ------- -------
       NET CASH PROVIDED BY FINANCING ACTIVITIES     3,758   1,919     435
                                                   ------- ------- -------
                      NET INCREASE (DECREASE) IN
                       CASH AND CASH EQUIVALENTS    13,543  10,564  (5,851)
Cash and cash equivalents at beginning of period    23,030  12,466  18,317
                                                   ------- ------- -------
      CASH AND CASH EQUIVALENTS AT END OF PERIOD   $36,573 $23,030 $12,466
                                                   ======= ======= =======
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
    Interest                                       $   104 $    90 $
                                                   ======= ======= =======
    Income taxes                                   $ 6,472 $ 6,861 $ 4,400
                                                   ======= ======= =======
See notes to consolidated financial statements.

                         CONCORD EFS, INC. AND SUBSIDIARIES

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  DECEMBER 31, 1995

NOTE A - SIGNIFICANT ACCOUNTING POLICIES
  Principles of Consolidation: The consolidated financial statements include the accounts of Concord EFS, Inc. (Parent); its wholly-owned subsidiaries, Concord Computing Corporation (Concord), EFS National Bank (EFSNB), Concord Retail Services, Inc. and Concord Equipment Sales, Inc. (formerly VMT, Inc.); and its majority-owned subsidiary, Network EFT, Inc. (NEFTI) (collectively, the Company). All material intercompany balances and transactions have been eliminated in consolidation.
  Operations: The Company provides transaction processing, authorization and settlement services, throughout the United States. The primary components of these services are Bank Card, Trucking and Check Services. The Company requires certain Trucking Services customers to provide letters of credit, surety bonds or cash deposits as collateral for outstanding accounts receivable.
  Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.
  Securities Held-to-Maturity and Available-for-Sale: In accordance with Financial Accounting Statement (FAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," (which was adopted by the Company January 1, 1994) securities available-for-sale are carried at market. The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Unrealized gains or losses on these securities are included in stockholders' equity net of tax. Securities which the Company intends to hold until maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. The adjusted cost of the specific securities sold is used to compute gains or losses on the sale of securities.
  Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market.
  Property and Equipment: Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.
  Use of Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
  Income Taxes: The Company and its wholly-owned subsidiaries file a consolidated Federal tax return. Each subsidiary provides for income taxes on a separate-return basis and remits to or receives from the Company amounts currently payable or receivable. NEFTI files its own Federal tax return.
  Income taxes have been provided using the liability method in accordance with FAS No. 109, "Accounting for Income Taxes".
  Revenue Recognition: Credit card and other transaction processing activities are recorded when the service is provided, gross of interchange and network fees charged to the Company, which are recorded as a cost of operations when the transactions have been settled.

                            CONCORD EFS, INC. AND SUBSIDIARIES
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE A - SIGNIFICANT ACCOUNTING POLICIES - Continued
  Revenue Recognition: Credit card and other transaction processing activities are recorded when the service is provided, gross of interchange and network fees charged to the Company, which are recorded as a cost of operations when the transactions have been settled.
  Revenues from service contracts and product sales are recognized when the service is provided or the equipment is shipped. Service contracts and related sales include all revenues under system service contracts, including revenues from sales of terminal hardware when the contract included such sales.
  Earnings Per Share: Earnings per share are calculated using the weighted average number of common and common equivalent shares outstanding. Common equivalent shares result from the assumed exercise of common stock options using the "treasury stock" method. Earnings per share and related per share data have been restated to reflect stock splits issued through January 18, 1996.
  Stock-based Compensation: The Company grants options for a fixed number of shares to employees with an exercise price equal to the fair value at the date of the grant. These stock option grants are accounted for in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly, recognizes no compensation expense for the stock option grants.
  In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation," which provides an alternative to APB Opinion No. 25 in accounting for stock-based compensation issued to employees. The statement allows for a fair value based method of accounting for employee stock options and similar equity instruments. However, for companies that continue to account for stock-based compensation arrangements under Opinion No. 25, FAS No. 123 requires disclosure of the pro forma effect on net income and earnings per share of its fair value based accounting for those arrangements. These disclosure requirements are effective for fiscal years beginning after December 15, 1995. The Company expects to continue to account for stock options under APB Opinion No. 25.

NOTE B - SECURITIES
  The following is a summary of securities available-for-sale and securities held-to-maturity.
                                     Securities Available-for-Sale
                                            Gross      Gross      Estimated
                                         Unrealized  Unrealized      Fair
                                Cost        Gains      Losses       Value
December 31, 1995            ----------- ---------- ----------   -----------
 Mortgage-backed securities  $22,636,651 $   47,849 ($ 351,150)  $22,333,350
 State obligations               500,000                   (15)      490,985
                             ----------- ----------  ---------   -----------
   Total debt securities      23,136,651     47,849 (  351,165    22,833,335
 Equity securities               605,800                             605,800
                             ----------- ----------  ---------   -----------
                             $23,742,451 $   47,849 ($ 351,165)  $23,439,135
                             =========== ==========  =========   ===========
December 31, 1994
 Mortgage-backed securities  $13,142,478 $          ($1,846,085) $11,296,393
 State obligations               247,558                (36,158)     211,400
                             ----------- ----------  ----------  -----------
   Total debt securities      13,390,036            ( 1,882,243)  11,507,793
 Equity securities               605,800                             605,800
                             ----------- ----------  ----------  -----------
                             $13,995,836 $          ($1,882,243) $12,113,593
                             =========== ==========  ==========  ===========

                         CONCORD EFS, INC. AND SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE B - SECURITIES - Continued
                                        Securities Held-to-Maturity
                                            Gross      Gross      Estimated
                                         Unrealized  Unrealized     Fair
                                Cost        Gains      Losses      Value
December 31, 1995            ----------  ----------  ----------  ----------
 Mortgage-backed securities  $4,865,866  $          ($  129,266) $4,746,600
                             ==========  ==========  ==========  ==========
December 31, 1994
 Mortgage-backed securities  $4,196,454  $          ($  658,298) $ 3,538,156
                             ==========  ==========  ==========  ===========

  At December 31, 1995, the state obligations listed above mature on July 1, 2005. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties. There were no gains or losses on securities sold during the three years ended December 31, 1995.

NOTE C - INVENTORIES
  At December 31, inventories consists of:
                                         1995                 1994
                                      ----------           ----------
     Point of sale equipment          $4,559,574           $2,565,507
     Repair parts                        205,730              342,154
                                      ----------           ----------
                                      $4,765,304           $2,907,661
                                      ==========           ==========

NOTE D - PROPERTY AND EQUIPMENT
  At December 31, property and equipment consists of:
                                         1995                 1994
                                     -----------          -----------
  Computer facilities                $46,734,106          $42,319,578
  Plant equipment                      8,189,984            5,002,181
  Office furniture and equipment       2,459,033            2,119,498
  Leasehold improvements                 366,782              348,645
                                     -----------          -----------
                                     $57,749,905          $49,789,902
                                     ===========          ===========
  Maintenance and repair expense amounted to $906,537, $1,408,206, and $961,981 for the years ended December 31, 1995, 1994, and 1993, respectively.

NOTE E - LONG-TERM DEBT AND LEASES
  At December 31, long-term debt consists of:
                                         1995                 1994
                                      ----------           ----------
   Note payable to bank               $1,370,504           $1,738,702
    Less current maturities              392,177              368,198
                                      ----------           ----------
                                      $  978,327           $1,370,504
                                      ==========           ==========
  The note payable to bank is payable through March 1, 1999 in monthly installments of $38,969 including interest at 6.25% and is secured by cash dispensing machines (ATMs) with a net book value of $1,542,269 at December 31, 1995 and $1,822,682 at December 31, 1994.

                         CONCORD EFS, INC. AND SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE E - LONG-TERM DEBT AND LEASES - Continued
  The Company rents office facilities under agreements classified as operating leases which expire in various years through 2000 and generally contain renewal options. Rental expense for operating leases amounted to $416,510, $391,188, and $496,607, for the years ended December 31, 1995, 1994, and 1993, respectively.

  Future maturities of notes payable and minimum lease payments for operating leases with initial or remaining terms in excess of one year are as follows:

                                         Note            Operating
                                        Payable           Leases
                                      ----------        ----------
  Year ending December 31:
   1996                               $  392,177        $  429,241
   1997                                  417,718           302,635
   1998                                  444,922           314,472
   1999                                  115,687           314,472
   2000                                                    183,442
                                      ----------        ----------
   Total future payments              $1,370,504        $1,544,262
                                      ==========        ==========
  At December 31, 1995 the Company had available $10 million in unsecured lines of credit with other financial institutions. The lines of credit are con-tractual in nature, require no compensating balances or fees, expire at various dates through May 1997 and are subject to renewal at the discretion of the institutions. No borrowing occurred in 1995 under these lines of credit.

NOTE F - INCOME TAXES
  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets at December 31, were:

                                         1995              1994
 Deferred tax liabilities:            ----------        ----------
   Property and equipment             $1,677,000        $1,342,000
   Other, net                             66,000           (98,000)
                                      ----------        ----------
     Total deferred tax liabilities   $1,743,000        $1,244,000
                                      ----------        ----------
 Deferred tax assets:
   Securities available-for-sale      $  103,000        $  640,000
   Bad debt allowance                    288,000           283,000
   Inventory                              16,000
   Prepaid insurance                                       (21,000)
                                      ----------        ----------
     Total deferred tax assets           407,000           902,000
                                      ----------        ----------
 Net deferred tax liabilities         $1,336,000        $  342,000
                                      ==========        ==========

                         CONCORD EFS, INC. AND SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
NOTE F - INCOME TAXES - Continued
  The components of the provision (benefit) for income taxes for the three years ended December 31:
                    1995           1994           1993
  Current       -----------     ----------     ----------
    - Federal   $ 9,463,000     $6,742,000     $4,887,000
    - State         226,000        249,000        285,000
                -----------     ----------     ----------
                  9,689,000      6,991,000      5,162,000
                -----------     ----------     ----------
  Deferred
    - Federal       421,000        (22,000)       189,000
    - State          36,000         10,000          6,000
                -----------     ----------     ----------
                    457,000        (12,000)       195,000
                -----------     ----------     ----------
                $10,146,000     $6,979,000     $5,357,000
                ===========     ==========     ==========
  The reconciliation of income taxes computed at the U. S. federal statutory tax rate of 35% in 1995 and 1994 and 34% in 1993 to income tax expense for the three years ended December 31 were:
                                 1995        1994        1993
                             -----------  ----------  ----------
  Tax at statutory rate      $ 9,935,000  $6,892,000  $5,175,000
  State income taxes, net of
  federal benefit                170,000     172,000     192,000
  Other, net                      41,000     (85,000)    (10,000)
                             -----------  ----------  ----------
                             $10,146,000  $6,979,000  $5,357,000
                             ===========  ==========  ==========
  Income tax benefits resulting from the disqualifying dispositions of certain employee incentive stock option shares were credited to additional paid-in capital because no compensation expense was charged to income for financial reporting purposes related to the exercise of such options.
NOTE G - STOCKHOLDERS' EQUITY
  The Company has an Incentive Stock Option Plan allowing for the grant of up to 6,075,000 shares of Common Stock for the benefit of the Company's key employees. Options are granted at not less than 100% of the market value on the date of the grant (110% in the case of a holder of more than 10% of the outstanding shares) and are generally become exercisable within four years of the date of the grant.
  Information pertaining to the Incentive Stock Option Plan is summarized below:
                    Number of Shares    Price       Aggregate     Options
                      Under Option    Per Share       Price    Exercisable
Balance at          ---------------- ------------  ----------- -----------
January 1, 1994        2,854,411     $0.54--$7.85  $13,582,362   1,481,207
  Options granted        637,875            $7.70  ===========   =========
  Options exercised     (167,123)    $0.54--$6.15
  Options terminated      (4,388)    $1.58--$7.85
Balance at             ---------
December 31, 1994      3,320,775     $0.54--$7.85  $18,288,621   1,845,198
  Options granted        661,125    $10.78-$15.50  ===========   =========
  Options exercised   (1,174,236)    $0.54-$ 7.85
  Options terminated     (20,960)    $7.70-$13.33
Balance at             ---------
December 31, 1995      2,786,704     $1.19-$15.50  $22,877,512   1,290,231
                       =========                   ===========   =========

                        CONCORD EFS, INC. AND SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE G - STOCKHOLDERS' EQUITY -Continued
  On June 19, 1995, options to purchase 30,000 shares at $15.50 per share were granted. On April 18, 1995, options to purchase 619,875 shares at $13.33 per share were granted. On January 4, 1995, options to purchase 11,250 shares at $10.78 per share were granted. On August 18, 1994, options to purchase 637,875 shares at $7.70 per share were granted.
  On December 15, 1995, the Board of Directors approved a three for two stock split. Stockholders of record as of January 8, 1996 received additional shares on January 18, 1996. The Board of Directors met on April 27, 1995 and approved a three for two stock split. Stockholders of record as of May 8, 1995 received additional shares on May 22, 1995. The Board of Directors approved a three for two stock split on August 18, 1994. Stockholders of record as of September 6, 1994 received additional shares on September 16, 1994. Earnings per share, related per share data, stock options and stock option prices have been restated to reflect stock splits declared through January 18, 1996.

NOTE H - MAJOR CUSTOMER In the years ended December 31, 1995,  1994, and
  December 31, 1993, one customer, which holds a 37% ownership interest in NEFTI accounted for 4%, 4%, and 5% respectively, of revenues. Contract terms with this customer are no less favorable to the Company than terms available to other customers.

NOTE I - COMMITMENTS AND CONTINGENCIES
  The Company is a party to various claims and litigation in the normal course of business, none of which is expected to have a material effect on the consolidated financial statements.

NOTE J - DEBT AND DIVIDEND RESTRICTIONS
  In accordance with federal banking laws, certain restrictions exist regarding the ability of the banking subsidiary to transfer funds to the Parent in the form of cash dividends, loans or advances. The approval of certain regulatory authorities is required to pay dividends in excess of earnings retained in the current year plus retained net earnings for the preceding two years. As of December 31, 1995, $35,007,856 of undistributed earnings of the EFSNB, included in consolidated retained earnings, was available for distribution to the Parent as dividends without prior regulatory approval.
  Under Federal Reserve regulations, the banking subsidiary is also limited as to the amount it may loan to affiliates, including the Parent, unless such loans are collateralized by specific obligations. At December 31, 1995, the maximum amount available for transfer from the EFSNB to the Parent in the form of loans approximated 6.3% of consolidated net assets.

NOTE K - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. These fair values are provided for disclosure purposes only, and do not impact carrying values of financial statement amounts.
  Cash and Cash Equivalents. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.
  Securities (Including Mortgage-backed Securities). Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

                         CONCORD EFS, INC. AND SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE K - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)
  Long-term Borrowings. The fair values of the Company's long-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

                                              December 31, 1995
                                      Carrying Amount      Fair Value
                                      ---------------     ------------
Financial assets:
 Cash and cash equivalents              $36,572,976        $36,572,976
 Available-for-sale securities           23,742,451         23,439,135
 Held-to-maturity securities              4,865,865          4,736,600

Financial liabilities:
 Current maturities of long-term debt       392,177            361,454
 Long-term debt, less current maturities    978,327            901,683

CORPORATE DIRECTORY         SEC Form 10-K

Board of Directors                    Copies of the Company's Annual Report on
  (and their principal occupation)    Form 10-K as filed with The Securities
                                       and Exchange Commission may be
Dan M. Palmer                          obtained without charge upon
                                       request to:
  Chairman and Chief Executive Officer
  Concord EFS, Inc. and                     Investor Relations
  EFS National Bank                         Concord EFS, Inc.
                                            2525 Horizon Lake Drive,
Victor M. Tyler                             Suite 120
  Chairman Emeritus, Concord EFS, Inc.      Memphis, Tennessee   38133

David C. Anderson *                     Market for Common Stock
  Retired Executive Vice President and
   CFO, Burlington Northern, Inc.       NASDAQ National Market
                                        Ticker Symbol:  CEFT
J. Richard Buchignani, Esq.  *
  Partner, Wyatt, Tarrant & Combs
                                        Annual Meeting
Richard M. Harter, Esq.  *
  Partner, Bingham, Dana & Gould        May 2, 1996

Joyce Kelso                             Transfer Agent & Registrar
  Retired Senior Vice President,
  Concord EFS, Inc. and EFS National    State Street Bank and Trust Company
  Bank                                  Boston, Massachusetts
Edward A. Labry III
  President, Concord EFS, Inc.          Corporate Counsel
  and EFS National Bank
                                        Bingham Dana & Gould
Jerry D. Mooney  *                      Boston, Massachusetts
  President and CEO
  ServiceMaster Diversified Health      Auditors
  Services, Inc.
                                        Ernst & Young LLP
Paul L. Whittington *                   Memphis, Tennessee
  Retired Partner Ernst & Young LLP
                                        Corporate Offices

* Audit Committee Member                2525 Horizon Lake Drive
                                        Suite 120
                                        Memphis, Tennessee  38133
                                        (901) 371-8000

                      EXECUTIVE MANAGEMENT GROUP

Dan M. Palmer, Chairman, CEO and      William E. Lucado, Senior Vice President
 President, Concord EFS, Inc. and      Compliance Officer, Concord EFS, Inc.
 EFS National Bank                     and EFS National Bank

Edward A. Labry III,  President,      J. Anthony Greaves, President, Concord
 Concord EFS, Inc. and                 Computing Corporation
 EFS National Bank

Thomas J. Dowling, Vice President &   Vicki Birdsong, Executive Vice President
 Controller, Concord EFS, Inc. and     Concord Computing Corporation
 EFS National Bank