Form 10-K, Exhibit 13
period 1996-12-31
CONCORD EFS INC
filed 1997-04-01
CIK 740112

SELECTED CONSOLIDATED FINANCIAL DATA
The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere herein.
                                              Fiscal Year Ending
                                1996      1995      1994      1993     1992
                              --------  --------  --------  -------  -------
                                   (in thousands except per share data)
INCOME STATEMENT DATA:
Revenues                      $166,700  $127,762   $96,213  $75,443  $65,562
 Cost of Operations            119,675    90,579    69,840   53,188   46,024
 Selling, General and
  Administrative Expenses        9,724    10,913     8,312    7,861    5,969
                              --------  --------   -------  -------  -------
             OPERATING INCOME   37,301    26,270    18,061   14,394   13,569
Interest, Net                    4,014     2,116     1,588      825      503
                              --------  --------   -------  -------  -------
   INCOME BEFORE INCOME TAXES
        AND MINORITY INTEREST   41,315    28,386    19,649   15,219   14,072
Income Taxes                    14,526    10,146     6,979    5,357    5,011
                              --------  --------   -------  -------  -------
       INCOME BEFORE MINORITY
                     INTEREST   26,789    18,240    12,670    9,862    9,061
Minority Interest                             75        43        1      (87)
                              --------  --------   -------  -------  -------
                   NET INCOME $ 26,789  $ 18,315   $12,713  $ 9,863  $ 8,974
                              ========  ========   =======  =======  =======
Weighted Average Common and
 Common Equivalent Shares
 Outstanding **                 59,935    57,859    55,898   55,676   55,169
                                ======    ======    ======   ======   ======
Earnings Per Share **            $0.45     $0.32     $0.23    $0.18    $0.16
                                 =====     =====     =====    =====    =====
BALANCE SHEET DATA:
Working Capital               $130,606   $68,212   $45,717  $34,655  $26,240
Total Assets                   292,813   156,887    99,462   71,033   56,316
Long Term Debt,Less Current
  Maturities                       561       978     1,371
Total Stockholders' Equity     215,148    89,544    61,935   50,251   39,573

                                     Percentage of Revenue   Percentage Change
                                            Year End           FY96    FY95
                                    ------------------------   Over    Over
                                     1996     1995     1994    FY95    FY94
INCOME STATEMENT DATA:              ------   ------   ------  ------  ------
Revenues                            100.0%   100.0%   100.0%   30.5%   32.8%
 Cost of Operations                  71.8     70.9     72.6    32.1    29.7
 Selling, General and
  Administrative Expenses             5.8      8.6      8.6   (10.9)   31.3
                                    -----    -----    -----
               OPERATING INCOME      22.4     20.5     18.8    42.0    45.4
Interest, Net                         2.4      1.7      1.7    89.7    33.2
                                    -----    -----    -----
     INCOME BEFORE INCOME TAXES
          AND MINORITY INTEREST      24.8     22.2     20.5    45.5    44.5
Income Taxes                          8.7      7.9      7.3    43.2    45.4
                                    -----    -----    -----
INCOME BEFORE MINORITY INTEREST      16.1     14.3     13.2    46.9    44.0
Minority Interest                     0.0      0.0      0.0     0.0    74.4
                                    -----    -----    -----
                     NET INCOME      16.1     14.3     13.2    46.3    44.1
                                    =====    =====    =====
** Earnings per share and related per share data have been restated to reflect stock splits issued through June 28, 1996.

Dear Stockholders:

     All of us at the Company are proud of the financial results for 1996. The continuing trend of strong year-to-year increases in revenues and profits enhances shareholders' returns and keeps the Company in a strong position for growth and prosperity in the years ahead. The financial results are summarized as follows: Revenues up 30%, Net Income up 46% and Earnings Per Share up 41%. Revenues for Card Services (78% of total revenues) were up 35% and Trucking Services revenues (15% of total revenues) were up 46%, driven by surcharge revenue at ATMs in truckstops. Check, EFT and Terminal Services, (7% of total revenues) declined 16%. These decreases were due to lower Check Services fee rates and the gradual phase out of EFT Services in the current year.

     In addition to its financial returns from profits, the Company completed a secondary offering of common stock in October. Proceeds from the 3.45 million shares issued were $87.7 million, which will be used to further enhance the growth of the Company.

    In mid-1996, we refocused our marketing plans and sales department organization to better meet our growth objectives. We increased our internal direct marketing staff, which sells to larger merchants, and simultaneously downsized our internal telemarketing staff. We entered into agreements with several ISOs (independent sales organizations) whereby the Company purchases merchant contracts individually or in portfolios. In the latter part of 1996 this strategy was fully implemented and by the end of the year we began to see results in line with our expectations. The Company continues to focus on its supermarket strategy, concentrating on increased credit card usage, debit card acceptance, and Electronic Benefit Transfer
(EBT). We also have begun to implement additional sales efforts in other market niches to complete our new marketing strategy. These new efforts, combined with our core strategies could make 1997 another strong year of growth for the Company.

     At this point we would like to thank all of you for the numerous phone calls, letters and faxes congratulating management and employees for the very positive article that appeared in the February 27, 1997, edition of The Wall Street Journal. In the article the Company was shown to have provided the best total return to shareholders, over the last ten years, of the 1,000 corporations tracked in Shareholder Scoreboard. We are so proud of this accomplishment that we have included the text of the article* in this year's Annual Report following this letter (in case some of you missed it!).

     Again thanks for your continued support.



     Very truly yours,

     /s/ Dan M. Palmer                       /s/ Ed Labry
     -----------------                       ------------
     Dan M. Palmer                           Edward A. Labry III
     Chairman of the Board                   President
     Chief Executive Officer

* Not included in Annual Report filed electronically with the Securities and Exchange Commission.

                   CONCORD EFS, INC. AND SUBSIDIARIES
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
Calendar 1996 Compared to Calendar 1995
---------------------------------------
Revenues increased 30% in 1996 over 1995. Transaction processing revenue from Card Services (78% of total revenues) increased 35% for the year as new merchants were added and usage at existing merchants increased. Trucking Services (15% of total revenues) was up 46%, driven by surcharge revenue at cash dispensing machines and additional trucking companies using the Company's fuel and cash advance services. Check, EFT and Terminal Services (7% of total revenues) offset these increases, declining 16%, net. The decrease was primarily attributable to competitive repricing in Check Services and the gradual elimination of EFT Services.

Net income as a percentage of revenue increased in 1996 to 16.1% from 14.3% in the prior year. The primary factor was lower selling, general and administrative expenses. Historically, the Company has generated sales through senior management, commissioned telemarketing activities and outside sales representatives; however, in 1996 the Company reorganized its marketing activities to meet future growth objectives by increasing the direct marketing staff, downsizing the telemarketing staff and entering into agreements with independent sales organizations to purchase individual merchant contracts and merchant portfolios. As the cost of merchant contracts and portfolio acquisitions are amortized over the average life of the contracts, current year selling, general and administrative expenses decreased by approximately $3.4 million.

Calendar 1995 Compared to Calendar 1994
---------------------------------------
Net income increased 44% in 1995 over net income in 1994 due to increased revenues in all three of the Company's core businesses and decreases in telephone and maintenance operating costs. Revenues from Card Services increased 38% as a result of the addition of grocery and retail merchants and volume increases in credit and debit card usage. Continued marketing efforts combined with merchant association endorsements were responsible for the new customers. Trucking Services revenues rose 30% due to the growth in ATM revenues and increases in the number of trucking customers. Revenues from Check Verification Services rose 22% on the addition of new merchants utilizing such services.

Net income as a percentage of revenue increased in 1995 to 14.3% from 13.2% in 1994 as operational costs grew at a slower rate than transaction revenue. Savings of approximately $2.3 million in telephone and maintenance expenses were recognized in 1995.

Selling, general and administrative expenses in the year ended December 31, 1994 were significantly affected by costs associated with the Company's antitrust lawsuit against Deluxe Data Systems, Inc. ("Deluxe"). The lawsuit, initiated in January 1993, alleged that Deluxe was monopolizing electronic benefits transfer business in the state of Maryland. The dispute with Deluxe was settled in July 1995, and the terms of the settlement had no material financial statement impact in the fiscal year 1995.

Calendar 1994 Compared to Calendar 1993
---------------------------------------
Net income increased by 29% in 1994 over net income in 1993 due to increased revenues in Card Services, Trucking Services and Check

                   CONCORD EFS, INC. AND SUBSIDIARIES
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS

Calendar 1994 Compared to Calendar 1993- Continued
--------------------------------------------------
Verification Services. Card Services revenues increased 41%, while Trucking Services and Check Services revenues increased 7%. The increase in these revenues was due to additional volume from existing customers and the addition of new customers. Continuing marketing efforts were responsible for the new customers.

Profit margins remained consistent with the prior year as incremental operational costs related to service volume growth and new services were offset by increased interest income.

LIQUIDITY AND CAPITAL RESOURCES
The Company consistently generates significant resources from operating activities. Over the past three years operating activities generated cash of $80.0, $28.3 and $19.9 million, respectively.

Significant changes in accounts receivable and accounts payable result from the day of the week the calendar year end falls combined with the increases in settlement volume from one year to the next, impacting cash generated from operations. At December 31, 1996, approximately $35.1 million was received from credit card associations prior to disbursement of the funds to the Company's card service customers. Under normal circumstances, these funds would have been paid to the customers prior to December 31, 1996, and cash generated from operating activities would have been $44.9 million.

The Company completed a secondary offering of common stock in October
1996.  Proceeds from the 3.45 million shares issued were $87.7 million.
$30 million was used as a capital contribution to EFS National Bank
(EFSNB), a wholly-owned subsidiary of the Company, in order for it to remain in compliance with the guidelines of credit card associations as its processing transaction volume increases. It is expected that portions of this additional EFSNB equity will be utilized from time to time to acquire selected merchant payment processing portfolios from banks and other pro-cessing organizations. The balance of the net proceeds held by the Company will be available for working capital and general corporate purposes, including placing additional ATMs, the possible acquisition of transaction processing businesses and use in other subsidiaries of the Company. The Company invested the net proceeds of the offering in short- and medium-term, interest bearing obligations described in Note B - Securities.

During fiscal 1996, the Company invested $92.2 million in securities, net of maturities, and $16.0 million in capital additions. Capital additions were primarily for new computer equipment. These investing activities were funded primarily through operating activities and the secondary offering of the Company's stock.

Stock issued upon exercises of options under the Company's Incentive Stock Option Plan provided $4.9 million in additional capital in 1996. The disqualifying disposition of the options also reduced corporate income

                   CONCORD EFS, INC. AND SUBSIDIARIES
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES - Continued taxes paid by $6.6 million. Management cannot estimate the timing or amount of future cash flows from exercise of options, however, this is expected to continue to be a source of funds to the Company.

The Company has unused unsecured lines of credit of $10 million with financial institutions. The Company holds securities with a market value of approximately $63.3 million that are available for operating needs or as collateral to obtain short term financing if needed.

With adequate available credit and strong cash generation, the Company is in sound financial condition and expects to fund continued growth from currently available resources. EFSNB exceeds required capital ratios. The Company's working capital ratio was approximately 2.7 to 1 and 2.1 to 1 at December 31, 1996 and 1995, respectively.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". The Company adopted Statement 121 in the first quarter of 1996 with no material effect to the financial statements.

In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-based Compensation," which provides an alternative to APB Opinion No. 25 in accounting for stock-based compensation issued to employees. The statement allows for a fair value based method of accounting for employee stock options and similar equity instruments. However, for companies that continue to account for stock-based compensation arrangements under Opinion No. 25, Statement No. 123 requires disclosure of the pro forma effect on net income and earnings per share of its fair value based accounting for those arrangements. These disclosures are included in Note I -Incentive Stock Option Plan as the Company continues to account for stock options under APB Opinion No. 25.

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

RECENT QUARTERLY RESULTS
The following table presents an unaudited summary of quarterly results for
the quarters of the calendar years 1996 and 1995.   Earnings per share
have been restated to reflect stock splits issued through June 28, 1996.

                           First    Second   Third    Fourth
                          Quarter  Quarter  Quarter  Quarter
                          -------  -------  -------  -------
1996                     (in thousands except per share data)
    Revenues              $33,895  $40,858  $44,051  $47,896
    Operating Income        6,627    9,130   10,158   11,386
    Net Income              4,659    6,271    7,149    8,710
    Earnings Per Share      $0.08    $0.11    $0.12    $0.14

                   CONCORD EFS, INC. AND SUBSIDIARIES
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS

RECENT QUARTERLY RESULTS - Continued
1995
    Revenues              $25,928  $29,897  $33,945  $37,992
    Operating Income        4,920    5,919    6,956    8,475
    Net Income              3,459    4,081    4,840    5,935
    Earnings Per Share      $0.06    $0.07    $0.08    $0.10

MARKET VALUE FOR THE REGISTRANT'S COMMON STOCK AND RELATED
  STOCKHOLDERS' MATTERS
The Company's Common Stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market (NASDAQ) under the symbol "CEFT". The following table sets forth the range of high and low bid quotations per share of the Company's Common Stock through December 31, 1996, as reported by NASDAQ.

Quotes have been restated to reflect stock splits issued through June 28,
1996.
                                           HIGH          LOW
    YEAR ENDED DECEMBER 31, 1996:
       First Quarter.................     $19.83       $12.56
       Second Quarter................      24.25        17.33
       Third Quarter.................      28.50        21.50
       Fourth Quarter................      31.50        22.25

    YEAR ENDED DECEMBER 31, 1995:
       First Quarter ................     $ 8.52       $ 6.52
       Second Quarter................      11.89         8.00
       Third Quarter.................      14.22        10.67
       Fourth Quarter................      20.00        11.11

As of March 10, 1997 there were approximately 11,500 stockholders.

The Company has never paid cash dividends. It is the present policy of the Company's Board of Directors to retain earnings to finance expansion of the Company's operations, and the Company does not expect to pay dividends in the foreseeable future.

                       CONCORD EFS, INC. AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS

                                                      December 31
                                                 ---------------------
                                                   1996         1995
                                                 --------     --------
ASSETS                                                (in thousands)

CURRENT ASSETS
 Cash and cash equivalents                       $ 96,164      $36,573
 Securities available-for-sale (amortized
  cost of $64,102 at December 31, 1996
  and $23,742 at December 31, 1995)                63,345       23,439
 Accounts receivable, less allowance of
  $885 at December 31, 1996 and $759
  at December 31, 1995                             38,248       63,690
 Inventories                                        4,353        4,765
 Prepaid expenses and other current assets          2,931       2,900
 Deferred income taxes                                632          407
 Refundable income taxes                               14          328
                                                 --------     --------
                         TOTAL CURRENT ASSETS     205,687      132,102

SECURITIES HELD-TO-MATURITY (Fair value of
 $56,950 at December 31, 1996 and
 $4,736 at December 31, 1995)                      56,714        4,866
OTHER ASSETS                                        3,375

PROPERTY AND EQUIPMENT                             73,819       57,750
 Accumulated depreciation and amortization        (46,782)     (37,831)
                                                 --------     --------
                                                   27,037       19,919
                                                 --------     --------
                                 TOTAL ASSETS    $292,813     $156,887
                                                 ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
 Accounts payable and other liabilities          $ 71,814     $ 60,967
 Accrued liabilities                                2,849        2,531
 Current maturities of long-term debt                 418          392
                                                 --------     --------
                    TOTAL CURRENT LIABILITIES      75,081       63,890

LONG-TERM DEBT, LESS CURRENT MATURITIES               561          978
DEFERRED INCOME TAXES                               2,023        1,743
MINORITY INTEREST IN SUBSIDIARY                                    732

STOCKHOLDERS' EQUITY
 Common Stock, $.33 1/3 par value; authorized
  80,000 shares, issued and outstanding
  60,817 shares at December 31, 1996 and
  24,940 shares at December 31, 1995.              20,272        8,313
 Additional paid-in capital                        97,644       10,492
 Retained earnings                                 97,728       70,939
 Unrealized losses on securities, net of taxes       (496)        (200)
                                                 --------     --------
                    TOTAL STOCKHOLDERS' EQUITY    215,148       89,544
                                                 --------     --------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $292,813     $156,887
                                                 ========     ========
See notes to consolidated financial statements.

                       CONCORD EFS, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                                          Year Ended December 31
                                    ---------------------------------
                                      1996         1995        1994
                                    --------     --------     -------
                                (in thousands, except earnings per share)

Revenues                            $166,700     $127,762     $96,213

Cost of operations                   119,675       90,579      69,840
Selling, general and
 administrative expenses               9,724       10,913       8,312
                                    --------     --------     -------
                OPERATING INCOME      37,301       26,270      18,061
Other income (expense):
 Interest income                       4,104        2,219       1,688
 Interest expense                        (90)        (103)       (100)
                                    --------     --------     -------
      INCOME BEFORE INCOME TAXES
           AND MINORITY INTEREST      41,315       28,386      19,649
Income taxes                          14,526       10,146       6,979
                                    --------     --------     -------
 INCOME BEFORE MINORITY INTEREST      26,789       18,240      12,670
Minority interest                                      75          43
                                    --------     --------     -------
                      NET INCOME     $26,789      $18,315     $12,713
                                     =======      =======     =======
Per share data:
 Weighted average common
  and common equivalent
  shares outstanding                  59,935       57,859      55,898
                                      ======       ======      ======

  Earnings per share                   $0.45        $0.32       $0.23
                                       =====        =====       =====






See notes to consolidated financial statements.

                         CONCORD EFS, INC. AND SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                            Unrealized
                    Common         Addn'l                      Gains
                     Stock Common  Paid-In Retained Treasury(Losses)on
                    Shares  Stock  Capital Earnings  Stock  Securities   Total
                     ------ ------- ------- ------- ------- ---------- --------
                                        (In thousands)
BALANCE AT
JANUARY 1, 1994      11,136  $3,712  $7,717 $39,911 ($1,090)            $50,250
 Exercise of
  stock options          51      17     163                                 180
 Tax benefit of
  disqualifying
  dispositions of
  incentive stock
  option shares                          33                                  33
 Cancellation of
  treasury stock       (450)   (150)   (940)          1,090
 Stock split          5,368   1,789  (1,789)
 Unrealized losses
  on securities,
  net of taxes                                               (1,242)     (1,242)
 Net income                                  12,713                      12,713
                     ------  ------  ------ -------  ------   -----    --------
BALANCE AT
DECEMBER 31, 1994    16,105   5,368   5,184  52,624          (1,242)     61,934
 Exercise of
  stock options         632     211   3,915                               4,126
 Tax benefit of
  disqualifying
  dispositions of
  incentive stock
  option shares                       4,127                               4,127
 Stock split          8,203   2,734  (2,734)
 Change in un-
  realized losses
  on securities,
  net of taxes                                                1,042       1,042
 Net income                                   18,315                     18,315
                    -------  ------ -------  -------  ------  -----    --------
BALANCE AT
DECEMBER 31, 1995    24,940   8,313  10,492   70,939           (200)     89,544
 Exercise of
  stock options       1,074     358   4,496                               4,854
 Secondary offering
  of common stock     3,450   1,150  86,521                              87,671
 Tax benefit of
  disqualifying
  dispositions of
  incentive stock
  option shares                       6,586                               6,586
  Stock splits       31,353  10,451 (10,451)
  Change in un-
   realized losses
   on securities,
   net of taxes                                                (296)       (296)
  Net income                                  26,789                     26,789
                     ------ ------- -------  -------  ------  -----    --------
 BALANCE AT
 DECEMBER 31, 1996   60,817 $20,272 $97,644  $97,728          ($496)   $215,148
                     ====== ======= =======  =======  ======  =====    ========
 See notes to consolidated financial statements.

                          CONCORD EFS, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    Year Ended December 31
                                                   ------------------------
                                                     1996    1995     1994
                                                   -------  -------  -------
OPERATING ACTIVITIES                                   (In thousands)
Net income                                         $26,789  $18,315  $12,713
 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation and amortization                     9,140    7,796    7,424
   Provision for losses on accounts receivable         817      500      480
   Minority interest                                            (75)     (43)
   Deferred income taxes                               213      457      (12)
   Changes in operating assets and liabilities:
    Accounts receivable                             24,625  (30,426 )(15,742)
    Inventories                                        412   (1,858)     442
    Other current assets                               (31)       9     (590)
    Accounts payable and other liabilities          10,847   30,458   13,667
    Accrued liabilities                              7,219    3,100    1,522
                                                   -------  -------  -------
        NET CASH PROVIDED BY OPERATING ACTIVITIES   80,031   28,276   19,861

INVESTING ACTIVITIES
 Acquisition of property and equipment             (16,069)  (8,075)  (9,451)
 Securities held-to-maturity:
   Acquisition of securities                       (57,135)  (2,360)
   Proceeds from maturity of securities                809    1,047      769
 Securities available-for-sale:
   Acquisition of securities                       (36,054) (11,347)  (6,869)
   Proceeds from sales of securities                            247    4,169
   Proceeds from maturity of securities                173    1,997      167
 Purchased merchant contracts                       (3,565)
 Buyout of minority shareholders                      (732)
                                                   -------  -------  -------
          NET CASH USED IN INVESTING ACTIVITIES   (112,573) (18,491) (11,215)

FINANCING ACTIVITIES
 Proceeds from exercise of stock options             4,854    4,126      180
 Proceeds from secondary offering of common stock   87,671
 Proceeds from note payable                                            2,000
 Payments on notes payable                            (392)    (368)    (262)
                                                   -------  -------  -------
       NET CASH PROVIDED BY FINANCING ACTIVITIES    92,133    3,758    1,918
                                                   -------  -------  -------
       NET INCREASE IN CASH AND CASH EQUIVALENTS    59,591   13,543   10,564
Cash and cash equivalents at beginning of period    36,573   23,030   12,466
                                                   -------  -------  -------
      CASH AND CASH EQUIVALENTS AT END OF PERIOD   $96,164  $36,573  $23,030
                                                   =======  =======  =======
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
    Interest                                       $    82  $   104  $    90
                                                   =======  =======  =======

    Income taxes                                   $ 8,036  $ 6,472  $ 6,861
                                                   =======  =======  =======

See notes to consolidated financial statements.

                         CONCORD EFS, INC. AND SUBSIDIARIES

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  DECEMBER 31, 1996

NOTE A - SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation: The consolidated financial statements include the accounts of Concord EFS, Inc. (Parent) and its wholly-owned subsidiaries, Concord Computing Corporation (Concord), EFS National Bank (EFSNB), Concord Retail Services, Inc. and Concord Equipment Sales, Inc. (formerly VMT, Inc.) (collectively, the Company). The Company repurchased the minority interest in Network EFT, Inc. during the year and transferred its residual business and operational assets to Concord. All material intercompany balances and transactions have been eliminated in consolidation.

Operations: The Company provides transaction processing, authorization and settlement services, throughout the United States. The primary components of these services are Card Services, Trucking Services and Check Verification Services, comprising 96% of revenues in 1996. The Company requires certain Trucking Services customers to provide letters of credit, surety bonds or cash deposits as collateral for outstanding accounts receivable.

Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Change of Method of Accounting for Securities: The Company adopted the pro-visions of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on January 1, 1994. As a result, securities have been classified as either held-to-maturity, trading, or available-for-sale.

Securities Held-to-Maturity and Available-for-Sale: Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

Debt and equity securities not classified as held-to-maturity or trading are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity.

The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Interest and dividends are included in interest income from investments. Realized gains and losses, and declines in value judged to be other-than-temporary are included in net securities gains (losses). The cost of securities sold is based on the specific identification method.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market.

                         CONCORD EFS, INC. AND SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE A - SIGNIFICANT ACCOUNTING POLICIES - Continued
Purchased Merchant Contracts: Noncurrent other assets are purchased merchant contracts recorded at cost. Amortization expense is recognized on a straight line basis over five years. Purchased merchant contracts are evaluated by management for impairment at each balance sheet date through review of actual attrition and cash flows generated by the contracts in relation to the expected attrition and cash flows and the recorded amortization expense.
If, upon review, actual attrition and cash flows indicate impairment of the value of the purchased merchant contracts, an impairment loss would be recognized. The balance of purchased merchant contracts at December 31, 1996 was $3,375,370, net of accumulated amortization of $189,867.

Property and Equipment: Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Use of Estimates: The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes: The Company and its wholly-owned subsidiaries file a consolidated Federal tax return. Each subsidiary provides for income taxes using the liability method on a separate-return basis and remits to or receives from the Company amounts currently payable or receivable.

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

Earnings Per Share: Earnings per share are calculated using the weighted average number of common and common equivalent shares outstanding. Common equivalent shares result from the assumed exercise of common stock options using the "treasury stock" method. Earnings per share and related per share data have been restated to reflect stock splits issued through June 28, 1996.

Stock-based Compensation: The Company grants options for a fixed number of shares to employees with an exercise price equal to the fair value at the date of the grant. These stock option grants are accounted for in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly, the Company recognizes no compensation expense for the stock option grants.

                         CONCORD EFS, INC. AND SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE B - SECURITIES
The following is a summary of securities available-for-sale and held-to-
maturity:
                                            Gross       Gross     Estimated
                              Amortized   Unrealized  Unrealized    Fair
                                Cost        Gains       Losses      Value
                              ---------   ----------  ----------   -------
Available-for-Sale                           (in thousands)
 December 31, 1996:
  U.S. Treasury securities     $ 4,012       $  2       $          $ 4,014
  U.S. Government and agency
    securities                  48,100         38      ( 616)       47,522
  Mortgage-backed securities     8.143                 ( 236)        7,907
  Municipal securities           3,241         55                    3,296
                               -------       ----       ----       -------
   Total debt securities        63,496         95      ( 852)       62,739
  Equity securities                606                                 606
                               -------       ----       ----       -------
                               $64,102       $ 95      ($852)      $63,345
                               =======       ====       ====       =======
 December 31, 1995
  Mortgage-backed securities   $22,636       $ 48      ($351)      $22,333
  Municipal securities             500                                 500
                               -------       ----       ----       -------
   Total debt securities        23,136         48      ( 351)       22,833
  Equity securities                606                                 606
                               -------       ----       ----       -------
                               $23,742       $ 48      ($351)      $23,439
                               =======       ====       ====       =======
Held-to-Maturity
 December 31, 1996
  U.S. Government and agency
   securities                  $10,999       $ 19       $          $11,018
  Municipal securities          19,395        430                   19,825
  Mortgage-backed securities    26,320         34      ( 247)       26,107
                               -------       ----       ----       -------
                               $56,714       $483      ($247)      $56,950
                               =======       ====       ====       =======
 December 31, 1995
  Mortgage-backed securities   $ 4,866       $         ($130)       $4,736
                               =======       ====       ====        ======

There were no gains or losses on securities sold during the three years ended December 31, 1996.

The scheduled maturities of securities held-to-maturity and available-for-sale, excluding equity securities, at December 31, 1996 was as follows:

                               Held-to-maturity        Available-for-sale
                              Amortized    Fair        Amortized     Fair
                                Cost       Value         Cost        Value
                              -------    -------       -------      -------
                                            (in thousands)
Due in one year or less       $ 9,993    $10,014       $36,840      $36,560
Due from one to five years     17,384     17,417        16,095       15,824
Due from five to ten years     22,092     22,278        10,561       10,355
Due after ten years             7,245      7,241
                              -------    -------       -------      -------
                              $56,714    $56,950       $63,496      $62,739
                              =======    =======       =======      =======

                         CONCORD EFS, INC. AND SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE B - SECURITIES - Continued
For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

Expected maturities on other securities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

Securities carried at approximately $2.5 million at December 31, 1996 were pledged to a major credit card association to secure settlement liabilities.

NOTE C - INVENTORIES
At December 31, inventories consists of:
                                          1996            1995
                                         ------          ------
                                             (in thousands)
  Point of sale equipment                $3,989          $4,559
  Repair parts                              364             206
                                         ------          ------
                                         $4,353          $4,765
                                         ======          ======
NOTE D - PROPERTY AND EQUIPMENT
At December 31, property and equipment consists of:
                                          1996            1995
                                         ------          ------
                                             (in thousands)
  Computer facilities and equipment     $70,066         $54,924
  Office furniture and equipment          3,382           2,459
  Leasehold improvements                    371             367
                                        -------         -------
                                        $73,819         $57,750
                                        =======         =======

Maintenance and repair expense amounted to $1,500,203, $906,537, and $1,408,206 for the years ended December 31, 1996, 1995, and 1994, respectively.

NOTE E - LONG-TERM DEBT AND LEASES
At December 31, long-term debt consists of:
                                          1996            1995
                                         ------          ------
                                             (in thousands)
   Note payable to bank                  $  978          $1,370
    Less current maturities                 417             392
                                         ------          ------
                                         $  561          $  978
                                         ======          ======

The note payable to bank is payable through March 1, 1999 in monthly installments of $38,969 including interest at 6.25% and is secured by cash dispensing machines (ATMs) with a net book value of $1,261,856 at December 31, 1996 and $1,542,269 at December 31, 1995.

The Company rents office facilities under agreements classified as operating leases which expire in various years through 2000 and generally contain renewal options. Rental expense for operating leases amounted to $483,632 $416,510, and $391,188, for the years ended December 31, 1996, 1995, and
1994, respectively.

                         CONCORD EFS, INC. AND SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE E - LONG-TERM DEBT AND LEASES - Continued
Future maturities of notes payable and minimum lease payments for operating leases with initial or remaining terms in excess of one year are as follows:
                                          Note           Operating
                                        Payable            Leases
                                        -------          ---------
                                              (in thousands)
  Year ending December 31:
   1997                                  $  417            $  411
   1998                                     445               323
   1999                                     116               323
   2000                                                       189
                                         ------            ------
   Total future payments                 $  978            $1,246
                                         ======            ======

NOTE F - UNUSED LINES OF CREDIT
At December 31, 1996 the Company had available $10 million in unsecured lines of credit with other financial institutions. The lines of credit are con-tractual in nature, require no compensating balances or fees, expire at various dates through May 1997 and are subject to renewal at the discretion of the institutions. No borrowing occurred in 1996 under these lines.

NOTE G - INCOME TAXES
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets at December 31, are as follows:
                                              1996         1995
                                             ------       ------
 Deferred tax liabilities:                      (in thousands)
   Property and equipment                    $1,996       $1,677
   Other                                         27           66
                                             ------       ------
     Total deferred tax liabilities          $2,023       $1,743
 Deferred tax assets:
   Securities available-for-sale             $  261       $  103
   Bad debt allowance                           311          288
   Inventory                                      9           16
   Merchant contracts purchased                  51
                                             ------       ------
      Total deferred tax assets                 632          407
                                             ------       ------
 Net deferred tax liabilities                $1,391       $1,336
                                             ======       ======
The components of the provision (benefit) for income taxes for the three years ended December 31 are as follows:
                      1996           1995          1994
                    -------        -------       -------
  Current                       (in thousands)
    - Federal       $14,221        $ 9,463        $6,742
    - State              92            226           249
                    -------        -------       -------
                     14,313          9,689         6,991
  Deferred
    - Federal           187            421           (22)
    - State              26             36            10
                    -------        -------       -------
                        213            457           (12)
                    -------        -------       -------
                    $14,526        $10,146        $6,979
                    =======        =======        ======

                         CONCORD EFS, INC. AND SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE G -INCOME TAXES - Continued
The reconciliation of income taxes computed at the U. S. federal statutory tax rate of 35% to income tax expense for the three years ended December 31 are as follows:
                                 1996        1995       1994
                               -------     -------     ------
                                        (in thousands)
  Tax at statutory rate        $14,460     $ 9,935     $6,892
  State income taxes, net of
   federal benefit                  77         170        172
  Tax exempt interest income       124
  Other, net                      (135)         41        (85)
                               -------     -------     ------
                               $14,526     $10,146     $6,979
                               =======     =======     ======

Income tax benefits resulting from the disqualifying dispositions of certain employee incentive stock option shares were credited to additional paid-in capital because no compensation expense was charged to income for financial reporting purposes related to the exercise of such options.

NOTE H - STOCKHOLDERS' EQUITY
On October 24, 1996, the Company filed a prospectus with the Securities and Exchange Commission offering 3.45 million shares of common stock (including underwriters' over-allotment shares of 450,000). The net proceeds to the Company from the offering was $87.7 million.

Earnings per share, related per share data, stock options and stock option prices have been restated to reflect stock splits. The following table summarizes recent stock splits approved by the Board of Directors:

                  Split Ratio      Distribution Date
                  -----------      -----------------
                    3 for 2        June 28, 1996
                    3 for 2        January 18, 1996
                    3 for 2        May 22, 1995

NOTE I - INCENTIVE STOCK OPTION PLAN
The Company has an Incentive Stock Option Plan allowing for the grant of up to 9,112,500 shares of Common Stock for the benefit of the Company's key employees. Options are granted at not less than 100% of the market value on the date of the grant (110% in the case of a holder of more than 10% of the outstanding shares) and generally become exercisable within four years of the date of the grant.

                         CONCORD EFS, INC. AND SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE I - INCENTIVE STOCK OPTION PLAN - Continued
Information pertaining to the Incentive Stock Option Plan is summarized below in thousands, except price per share:
                                                    Weighted
                                       Weighted      Average
                    Number of Shares    Average     Aggregate   Options
                      Under Option   Exercise Price   Price   Exercisable
                    ---------------- -------------- --------- -----------
Outstanding at
 January 1, 1995          4,982          $ 3.67      $18,289     2,768
                                                     =======     =====
  Granted                 1,026          $ 9.03
  Exercised              (1,761)         $ 2.34
  Terminated                (32)         $ 4.44
                          -----
Outstanding at
 December 31, 1995        4,215          $ 5.52      $23,283     1,935
                                                    =======     =====
  Granted                   872          $20.59
  Exercised              (1,251)         $ 3.88
  Terminated               (334)         $ 6.39
                          -----
Outstanding at
 December 31, 1996        3,502          $ 9.77      $34,203     1,587
                          =====                      =======     =====
The weighted average grant date fair value of options granted during 1996 and 1995 was $5.47 and $2.47, respectively.

The following table provides additional information regarding options out-standing as of December 31, 1996:
                                        Weighted                   Weighted
                                         Average                    Average
                                        Remaining                  Exercise
  Option      Options    Weighted      Contractual     Number of   Price of
 Exercise       Out-      Average        Life of        Options    Options
 Price Range standing Exercise Price Options in Years Exercisable Exercisable
------------ -------- -------------- ---------------- ----------- -----------
$ 1.58- 5.23   1,831      $ 4.98           6.3           1,376      $ 4.88
  7.19-12.00     800        9.08           8.3             171        9.10
 19.50-28.75     871       20.46           9.3              40       19.35
$ 1.58-28.75   3,502      $ 9.77           7.5           1,587      $ 5.70
               =====                                     =====
The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) and related Inter-pretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB State-ment No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1996 and 1995, respectively, risk-free interest rate of 6.5% and 6.0%,and volatility factors of the expected market price of the Company's

                         CONCORD EFS, INC. AND SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE I - INCENTIVE STOCK OPTION PLAN - Continued common stock of .265 and .282. Assumptions that remained constant for both years were dividend yields of 0% and a weighted average expected life of the options of three years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price vol-atility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows for the years ended December 31
(in thousands, except for earnings per share):
                                     1996                1995
                                   -------             -------
  Pro forma net income             $25,883             $18,033
  Pro forma earnings per share       $0.43               $0.31

Pro forma disclosures are not likely to be representative of the effects of reported pro forma net income and earnings per share in future years as ad-ditional options may be granted in future years and the vesting of options already granted will impact the pro forma disclosures.

NOTE J - COMMITMENTS AND CONTINGENCIES
The Company is a party to various claims and litigation in the normal course of business, none of which is expected to have a material effect on the con-solidated financial statements.

NOTE K - DEBT AND DIVIDEND RESTRICTIONS
In accordance with federal banking laws, certain restrictions exist regarding the ability of the banking subsidiary to transfer funds to the Parent in the form of cash dividends, loans or advances. The approval of certain regula-tory authorities is required to pay dividends in excess of earnings retained in the current year plus retained net earnings for the preceding two years. As of December 31, 1996, $54,533,230 of undistributed earnings of EFSNB, included in consolidated retained earnings, was available for distribution to the Parent as dividends without prior regulatory approval.

Under Federal Reserve regulations, the banking subsidiary is also limited as to the amount it may loan to affiliates, including the Parent, unless such loans are collateralized by specific obligations. At December 31, 1996, the maximum amount available for transfer from EFSNB to the Parent in the form of loans approximated 5.3% of consolidated net assets.

NOTE L - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. These fair values are provided for disclosure purposes only, and do not impact carrying values of financial statement amounts.

                         CONCORD EFS, INC. AND SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE L - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued Cash and Cash Equivalents The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values

Securities (Including Mortgage-backed Securities) Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Long-term Borrowings The fair values of the Company's long-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.
                                         Carrying Amount      Fair Value
                                         ---------------      ----------
                                                  (in thousands)
December 31, 1996
  Financial assets:
   Cash and cash equivalents                 $96,164            $96,164
   Available-for-sale securities              63,345             63,345
   Held-to-maturity securities                56,714             56,950

  Financial liabilities:
   Note payable to bank                          978                965

December 31, 1995 Financial assets:
   Cash and cash equivalents                 $36,573            $36,573
   Available-for-sale securities              23,439             23,439
   Held-to-maturity securities                 4,866              4,736

  Financial liabilities:
   Note payable to bank                        1,371              1,323

                      CONCORD EFS, INC. AND SUBSIDIARIES

                        REPORT OF INDEPENDENT AUDITORS


We have audited the accompanying consolidated balance sheets of Concord EFS, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Concord EFS, Inc. and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

As discussed in Note A to the Consolidated Financial Statements, in 1994 the Company changed its method of accounting for certain securities.



                                              /s/ Ernst & Young LLP
                                              ---------------------


Memphis, Tennessee
January 31, 1997

CORPORATE DIRECTORY
Board of Directors                      SEC Form 10-K
(and their principal occupation)        Copies of the Company's Annual Report
                                        on Form 10-K as filed with The
Dan M. Palmer                           Securities and Exchange Commission may
  Chairman and Chief Executive Officer  be obtained without charge upon
  Concord EFS, Inc. and                 request to:
  EFS National Bank                         Investor Relations
                                            Concord EFS, Inc.
Victor M. Tyler                             2525 Horizon Lake Drive,
  Chairman Emeritus, Concord EFS, Inc.      Suite 120
                                            Memphis, Tennessee   38133
David C. Anderson*
  Retired Executive Vice President and  Market for Common Stock
   CFO, Burlington Northern, Inc.       NASDAQ National Market
                                        Ticker Symbol:  CEFT
J. Richard Buchignani, Esq.*
  Partner, Wyatt, Tarrant & Combs       Annual Meeting
                                        May 15, 1997
Richard M. Harter, Esq.*
  Partner, Bingham, Dana & Gould        Transfer Agent & Registrar
                                        State Street Bank and Trust Company
Joyce Kelso                             Boston, Massachusetts
  Retired Senior Vice President,
  Concord EFS, Inc. and EFS National    Corporate Counsel
  Bank                                  Bingham Dana & Gould
                                        Boston, Massachusetts
Richard P. Kiphart*
  Head of Corporate Finance Department  Auditors
  William Blair & Company LLC           Ernst & Young LLP
                                        Memphis, Tennessee
Edward A. Labry III
  President, Concord EFS, Inc.          Corporate Office
  and EFS National Bank                 2525 Horizon Lake Drive
                                        Suite 120
Jerry D. Mooney*                        Memphis, Tennessee  38133
  President and CEO                     (800) 238-7675
  ServiceMaster Diversified Health
  Services, Inc.

Paul L. Whittington*
  Retired Partner Ernst & Young LLP

* Audit Committee Member

                      EXECUTIVE MANAGEMENT GROUP

Dan M. Palmer, Chairman and CEO      William E. Lucado, Senior Vice President,
 Concord EFS, Inc. and                Investment and Compliance Officer,
 EFS National Bank                    Concord EFS, Inc. and EFS National Bank

Edward A. Labry III,  President,     Vickie Brown, Senior Vice President
 Concord EFS,Inc., EFS National Bank  and Chief Operating Officer,
 and Concord Computing Corporation    Concord EFS, Inc. and EFS National Bank

                   Thomas J. Dowling, Vice President
                    and Controller, Concord EFS, Inc.
                    and EFS National Bank