Form 10-K, Exhibit 13
period 1997-12-31
CONCORD EFS INC
filed 1998-03-31
CIK 740112

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data (in thousands, except per share data) should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere herein.
                                          Year Ended December 31
                           ------------------------------------------------
                             1997      1996      1995      1994       1993
                           --------  --------  --------  --------  --------
INCOME STATEMENT DATA:
Revenues                   $240,004  $166,700  $127,762   $96,213   $75,443
Cost of Operations          176,008   119,675    90,579    69,840    53,188
Selling, General and
  Administrative Expenses     8,406     9,724    10,913     8,312     7,861
Operating Income             55,590    37,301    26,270    18,061    14,394
Interest, Net                10,746     4,014     2,116     1,588       825
Income Taxes                 23,590    14,526    10,146     6,979     5,357
Net Income                   42,746    26,789    18,315    12,713     9,863

Basic Earnings Per Share*     $0.70     $0.47     $0.33     $0.23     $0.18
Diluted Earnings Per Share*   $0.68     $0.45     $0.32     $0.23     $0.18

Weighted Average Shares*     61,401    57,484    55,344    54,318    53,893
Weighted Average Shares and
  Assumed Conversions*       63,313    59,935    57,859    55,898    55,676

BALANCE SHEET DATA:
Working Capital             202,917   130,606    68,212    45,717    34,655
Total Assets                360,673   292,813   156,887    99,462    71,033
Long-term Debt, Less
  Current Maturities         28,329       561       978     1,371

Total Stockholders' Equity  271,069   215,148    89,544    61,935    50,251

                               Percentage           Percentage
                               of Revenue             Change
                          ----------------------  --------------
                          Year Ended December 31   1997    1996
                          ----------------------   Over    Over
                           1997    1996    1995    1996    1995
                          ------  ------  ------  ------  ------
INCOME STATEMENT DATA:
Revenues                  100.0%  100.0%  100.0%   44.0%  30.5%
Cost of Operations         73.3    71.8    70.9    47.1   32.1
Selling, General and
 Administrative Expenses    3.5     5.8     8.6   (13.6) (10.9)
Operating Income           23.2    22.4    20.5    49.0   42.0
Interest, Net               4.4     2.4     1.7   167.7   89.7
Income Taxes                9.8     8.7     7.9    62.4   43.2
Net Income                 17.8    16.1    14.3    59.6   46.3

* Earnings per share and related per share data have been restated to reflect all stock splits. Additionally, see discussion of the restatement of amounts prior to 1997 in Management's Discussion and Analysis of Recently Issued Accounting Standards and the Notes to the Consolidated Financial Statements.

Dear Stockholders:

The financial results for 1997 summarized below are record increases for the Company.

                     Revenues ----------------------- Up 44%
                     Net Income --------------------- Up 60%
                     Diluted Earnings Per Share ----- Up 51%

The major factors which resulted in these increases were a 43% increase in Card Services revenue, which comprises 77% of total revenue, and a 73% increase in Trucking Services revenue, which comprises 18% of total revenue. Included in Trucking Services revenue are revenues from cash dispensing machines (ATMs) which account for a major portion of the increase.

In achieving these results management has continued its long range focus on niche markets within the broader transaction processing industry. Additionally, for the first time since the mid-80s the Company has been actively seeking new candidates for possible acquisition. In the third quarter the Company acquired a federal savings bank charter and began operating as EFS Federal Savings Bank. This acquisition helps the Company meet the legal requirements for the placement of ATMs and branches in certain states. We believe this is a major step forward in our pursuit of increasing ATM revenue and bank account service fees. In the fourth quarter the Company acquired a small payroll processing firm, Pay Systems of America, Inc. Our reasons for entering this market are twofold, revenue diversification, and opportune entry time. We believe payroll processing is a large and growing market that will grow even faster as governmental requirements for electronic filings of reports increase the accounting burden for small businesses. As these businesses outsource the payroll process, we believe there will be even greater opportunities in this market.

In February of 1998, prior to the mailing of the 1997 Annual Report, we signed a letter of intent to acquire Digital Merchant Systems, Inc. and affiliated companies. Digital is one of the nation's largest and most successful independent sales organizations. As we stated in a news release at the time, "We believe this second acquisition in four months again demonstrates our ability to grow outside our normal sales channels." We expect to finalize this acquisition in the second quarter.

Besides our core strategy of acquiring transaction processing services for small retailers and supermarkets, we are also actively pursuing other niche markets in this industry. For competitive reasons we can not now disclose the details of these market strategies. However, we believe that our long-range strategies, coupled with certain target acquisitions being considered will allow the Company to continue to have excellent future growth opportunities.

Thanks for your support.

Very truly yours,

     /s/ Dan M. Palmer                             /s/ Ed Labry
     Dan M. Palmer                                 Edward A. Labry III
     Chairman of the Board                         President
     Chief Executive Officer

                       CONCORD EFS, INC. AND SUBSIDIARIES
           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
Calendar 1997 Compared to Calendar 1996
     Revenue increased 44% in 1997 over 1996. Transaction processing revenue from Card Services (77% of total revenue) increased 43% for the year. The addition of new merchants was the primary reason behind the increase, although increasing usage at existing merchants, primarily the Company's grocery store niche, also generated increased revenue. Trucking Services (18% of total revenue) increased 73%. Included in Trucking Services is processing and surcharge revenue for cash dispensing machines (ATMs) which accounted for the majority of the increase for the year. Additional trucking companies using the Company's fuel and cash advance services also contributed to the revenue increase. Check and Terminal Services (5% of total revenue) decreased 6%.
     Net Income as a percentage of revenue increased in 1997 to 17.8% from 16.1% in the prior year. Two factors that improved the percentage increase were lower selling, general and administrative expenses offset by increased operational costs for the amortization of purchased merchant contracts, and increased interest income. First, the Company has historically generated sales through senior management, commissioned telemarketing activities and outside sales representatives; however, in 1996 the Company reorganized its marketing activities to meet future growth objectives by increasing the direct marketing staff, downsizing the telemarketing staff and entering into agreements with independent sales organizations to purchase individual merchant contracts and merchant portfolios. The reduction in selling, general and administrative expenses offset by higher operational costs from the amortization of merchant contracts purchased resulted in a decrease in expenses of approximately
$400,000. Secondly, interest income increased as a result of available cash being invested in securities described in the notes to Consolidated Financial Statements.
     Offsetting the factors improving the percentage increase were lower margin processing and increased taxes resulting from the pretax percentage of revenue increase. A portion of the new merchants and services contributing to the increased revenue discussed above were large volume merchants. Due to competitive reasons, the Company offers these merchants lower rates and earns less per transaction.

Calendar 1996 Compared to Calendar 1995
     Revenue increased 30% in 1996 over 1995. Transaction processing revenue from Card Services (78% of total revenue) increased 35% for the year as new merchants were added and usage at existing merchants increased. Trucking Services (15% of total revenue) was up 46%, driven by surcharge revenue at ATMs and additional trucking companies using the Company's fuel and cash advance services. Check, EFT and Terminal Services (7% of total revenue) offset these increases, declining 16%, net. The decrease was primarily attributable to competitive repricing in Check Services and the gradual elimination of EFT Services.

     Net income as a percentage of revenue increased in 1996 to 16.1% from 14.3% in the prior year. The primary factor was lower selling, general and administrative expenses due to the marketing activities explained above. As the cost of merchant contracts and portfolio acquisitions are amortized over the average life of the contracts, current year selling, general and administrative expenses decreased by approximately $3.4 million.

                       CONCORD EFS, INC. AND SUBSIDIARIES
           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

Calendar 1995 Compared to Calendar 1994
     Net income increased 44% in 1995 over net income in 1994 due to increased revenues in all three of the Company's core businesses and decreases in telephone and maintenance operating costs. Revenue from Card Services increased 38% as a result of the addition of grocery and retail merchants and volume increases in credit and debit card usage. Continued marketing efforts combined with merchant association endorsements were responsible for the new customers. Trucking Services revenues rose 30% due to the growth in ATM revenues and increases in the number of trucking customers. Revenues from Check Verification Services rose 22% on the addition of new merchants utilizing such services.

     Net income as a percentage of revenue increased in 1995 to 14.3% from 13.2% in 1994 as operational costs grew at a slower rate than transaction revenue. Savings of approximately $2.3 million in telephone and maintenance expenses were achieved in 1995.

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

LIQUIDITY AND CAPITAL RESOURCES
     The Company consistently generates significant resources from operating activities. Over the past three years operating activities generated cash of $27.8, $80.0 and $28.3 million, respectively.

     Significant changes in accounts receivable and accounts payable result from the day of the week the calendar year end falls combined with the increases in settlement volume from one year to the next, impacting cash generated from operations. At December 31, 1996, approximately $35.1 million was received from credit card associations prior to disbursement of the funds to the Company's card service customers. Under a typical two day settlement cycle, these funds would have been paid to the customers prior to December 31, 1996, and cash generated from operating activities would have been $44.9 million for the year ended December 31, 1996 and $62.9 million for the year ended December 31, 1997.

     The Company completed a secondary offering of common stock in October 1996. Proceeds from the 3.45 million shares issued were $87.7 million. $30 million was used as a capital contribution to EFS National Bank (EFSNB), a wholly-owned subsidiary of the Company, in order for it to remain in compliance with the guidelines of credit card associations as its processing transaction volume increases. It is expected that portions of this additional EFSNB equity will be utilized from time to time to acquire selected merchant payment processing portfolios from banks and other processing organizations. The balance of the net proceeds held by the Company will be available for working capital and general corporate purposes, including placing additional ATMs, the possible acquisition of transaction processing businesses and use in other subsidiaries of the Company. The Company invested the net proceeds of the offering in short- and medium-term, interest-bearing obligations described in Note B - Securities.

                       CONCORD EFS, INC. AND SUBSIDIARIES
           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES (continued)
     During fiscal 1997, the Company invested $71.7 million in securities, net of sales and maturities, and $14.9 million in capital additions. Capital additions were primarily for new computer equipment. These investing activities were funded primarily through operating activities and $28 million in proceeds from notes payable to the Federal Home Loan Bank (see notes to Consolidated Financial Statements).

     Stock issued upon exercises of options under the Company's Incentive Stock Option Plan provided $6.7 million in additional capital in 1997. The disqualifying disposition of the options also reduced corporate income taxes paid by $5.9 million. Management cannot estimate the timing or amount of future cash flows from exercise of options, however, this is expected to continue to be a source of funds to the Company.

     The Company has unused unsecured lines of credit of $10 million with financial institutions. The Company holds securities with a market value of approximately $87.8 million that are available for operating needs or as collateral to obtain short-term financing, if needed.

     With adequate available credit and strong cash generation, the Company is in sound financial condition and expects to fund continued growth from currently available resources. EFSNB exceeds required capital ratios.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
     In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share", which required adoption in both interim and annual financial statements for periods ending after December 15, 1997. The Company has changed the method presently used to compute earnings per share and restated all prior period amounts. Statement 128 replaced primary and fully diluted earnings per share with basic and diluted earnings per share. Under the new requirements for calculating earnings per share, the dilutive effect of stock options is excluded from basic earnings per share but is included in the computation of diluted earnings per share. See further discussion of earnings per share in significant accounting policies and Note H - Earnings Per Share.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" which established new rules for the reporting and display of comprehensive income and its components; however, adoption in 1998 will have no impact on the Company's net income or stockholders' equity. SFAS No. 130 requires unrealized gains or losses on the company's available-for-sale securities, which currently are reported in stockholders' equity, to be included in other comprehensive income and the disclosure of total comprehensive income. The Company does not believe that the adoption of this statement will have a material effect on its consolidated financial condition or results of operations.

     Also , in June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which established standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic area and major customers. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997, and therefore the Company will adopt the new requirements retroactively in 1998. Management has not completed its review of the statement, but does not anticipate that its adoption will have a significant effect on the Company's annual and interim reporting.

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

IMPACT OF YEAR 2000

     Some of the Company's older computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the Year 2000. This could cause a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send statements and invoices, or engage in similar normal business activities.

     The Company has completed an assessment and will have to modify portions of its software so that its computer systems will function properly with respect to dates in the Year 2000 and thereafter. The total Year 2000 project cost is not expected to be material to the Company's financial position or operating results and will be expensed as incurred. To date, the Company has expensed all cost associated with its Year 2000 assessment and related modifications of its software.

     The project is estimated to be completed not later than December 31, 1998, which is prior to any anticipated impact on its operating systems. The Company believes that with modifications to existing software, the Year 2000 Issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 Issue could have a material impact on the operations of the Company. The Company has initiated formal communications with all of its significant suppliers and large customers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 Issues. There is no guarantee that the systems of other companies on which the Company's systems rely will be timely converted and would not have an adverse effect on the Company's systems.

     The cost of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.


                       CONCORD EFS, INC. AND SUBSIDIARIES
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

INTEREST RATE RISK MANAGEMENT
     The securities of the Company are subject to risk resulting from interest rate fluctuations to the extent that there is a difference between the amount of the Company's interest-bearing assets and the amount of interest-bearing liabilities that are prepaid, mature or reprice in specific periods. This risk is mitigated by the fact that approximately 86% of the market value of securities owned were funded through equity rather than debt. The principal objective of the Company's asset/liability activities is to provide maximum levels of net interest income while maintaining acceptable levels of interest rate and liquidity risk and facilitating the funding needs of the Company. The
Company utilizes an interest rate sensitivity model as the primary quantitative tool in measuring the amount of interest rate risk that is present at the end of each month.

     The following  table  provides  information  about the Company's  financial instruments  that are sensitive to changes in interest rates. The table presents principal  cash flows and related  weighted-average  interest  rates by expected maturity dates. Additionally, the Company has assumed its securities,  described in detail  in Note B of the  Notes to  Consolidated  Financial  Statements,  are
similar enough to aggregate those securities for presentation  purposes.  If tax
equivalent   yields   of   municipal   securities   had   been   utilized,   the
weighted-average interest rates would have been higher.

                                                                          There-             Value at
                                 1998    1999     2000    2001     2002    after     Total   12/31/97
                               -------  ------  -------  ------  -------  -------  --------  --------
Assets:
Available-for-sale securities  $13,987  $8,014  $12,306  $7,437   $4,461  $87,968  $134,173  $134,334
Average interest rate             6.6%    6.5%     6.6%    6.6%     6.5%     6.9%

Held-to-maturity securities     $1,717  $4,000     $232  $7,121   $3,375  $36,063   $52,508   $53,634
Average interest rate             7.8%    6.3%     5.4%    6.6%     5.1%     6.9%

Liabilities:
Long-term debt, including
  current portion                 $445    $329                   $28,000            $28,774   $28,666
Average interest rate             8.0%    6.3%                      5.9%

                       CONCORD EFS, INC. AND SUBSIDIARIES
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RECENT QUARTERLY RESULTS
The following table presents an unaudited summary of quarterly results for the quarters of the calendar years 1997 and 1996.
                                       1st Qtr    2nd Qtr   3rd Qtr    4th Qtr
                                       -------    -------   -------    -------
                                         (in thousands except per share data)
1997
    Revenues                           $47,045    $56,759   $64,716    $71,484
    Operating Income                    10,076     13,344    14,690     17,480
    Net Income                           7,933     10,130    11,422     13,261
    Basic Earnings Per Share*            $0.13      $0.17     $0.19      $0.21
    Diluted Earnings Per Share*          $0.13      $0.16     $0.18      $0.21

1996
    Revenues                           $33,895    $40,858   $44,051    $47,896
    Operating Income                     6,627      9,130    10,158     11,386
    Net Income                           4,659      6,271     7,149      8,710
    Basic Earnings Per Share*            $0.08      $0.11     $0.13      $0.15
    Diluted Earnings Per Share*          $0.08      $0.11     $0.12      $0.14

*Earnings per share have been restated to reflect all splits. The 1996 and first three quarters of 1997 earnings per share amounts have been restated to comply with Statement No. 128 "Earnings Per Share."

MARKET VALUE FOR THE REGISTRANT'S COMMON STOCK AND RELATED
 STOCKHOLDER MATTERS
The Company's Common Stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market (NASDAQ) under the symbol "CEFT". The following table sets forth the range of high and low bid quotations per share of the Company's Common Stock through December 31, 1997, as reported by NASDAQ.

                                       High                  Low
                                      ------               ------
1997
    First Quarter                     $29.00               $18.75
    Second Quarter                     26.88                16.25
    Third Quarter                      30.00                25.75
    Fourth Quarter                     32.63                21.00

1996
    First Quarter                     $19.83               $12.56
    Second Quarter                     24.25                17.33
    Third Quarter                      28.50                21.50
    Fourth Quarter                     31.50                22.25

As of March 9, 1998 there were approximately 13,650 shareholders. The Company has never paid cash dividends. It is the present policy of the Company's Board of Directors to retain earnings to finance expansion in the foreseeable future.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                               December 31
                                                          ---------------------
                                                            1997         1996
                                                          --------     --------
ASSETS                                                        (in thousands)

CURRENT ASSETS
    Cash and cash equivalents                             $ 58,518     $ 96,164
    Securities available-for-sale (amortized cost of
      $140,038 at December 31, 1997 and $64,102
      at December 31, 1996)                                140,199       63,345
    Accounts receivable, less allowance of $1,433 at
      December 31, 1997 and $885 at December 31, 1996       52,970       38,248
    Inventories                                              4,835        4,353
    Prepaid expenses and other current assets                3,889        2,945
    Deferred income taxes                                    1,190          632
                                                          --------     --------
                                   TOTAL CURRENT ASSETS    261,601      205,687

SECURITIES HELD-TO-MATURITY (fair value of
    $53,634 at December 31, 1997 and $56,950 at
    December 31, 1996)                                      52,508       56,714

OTHER ASSETS                                                14,478        3,375

PROPERTY AND EQUIPMENT                                      89,302       73,819
    Accumulated depreciation and amortization              (57,216)     (46,782)
                                                          --------     --------
                                                            32,086       27,037
                                                          --------     --------

                                           TOTAL ASSETS   $360,673     $292,813
                                                          ========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable and other liabilities                $46,810      $71,814
     Accrued liabilities                                    10,439        2,849
     Income taxes payable                                      990
     Current maturities of long-term debt                      445          418
                                                          --------     --------
                              TOTAL CURRENT LIABILITIES     58,684       75,081

    LONG-TERM DEBT, LESS CURRENT MATURITIES                 28,329          561

    DEFERRED INCOME TAXES                                    2,591        2,023

    STOCKHOLDERS' EQUITY
    Common Stock, $.33 1/3 par value; authorized
      100,000 shares, issued and outstanding
      61,979 shares at December 31, 1997 and
      60,817 shares at December 31, 1996                    20,660       20,272
    Additional paid-in capital                             109,836       97,644
    Retained earnings                                      140,474       97,728
    Unrealized gain (loss) on securities, net of taxes          99         (496)
                                                          --------     --------
                             TOTAL STOCKHOLDERS' EQUITY    271,069      215,148
                                                          --------     --------

             TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $360,673     $292,813
                                                          ========     ========

See notes to consolidated financial statements.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

                                                   Year Ended December 31
                                           ----------------------------------
                                             1997         1996         1995
                                           --------     --------     --------
                                       (in thousands, except earnings per share)

Revenue                                    $240,004     $166,700     $127,762

Cost of operations                          176,008      119,675       90,579
Selling, general and
 administrative expenses                      8,406        9,724       10,913
                                           --------     --------     --------
                         OPERATING INCOME    55,590       37,301       26,270
Other income (expense):
 Interest income                             11,589        4,104        2,219
 Interest expense                              (843)         (90)        (103)
                                           --------     --------     --------
               INCOME BEFORE INCOME TAXES
                    AND MINORITY INTEREST    66,336       41,315       28,386

Income taxes                                 23,590       14,526       10,146
                                           --------     --------     --------
          INCOME BEFORE MINORITY INTEREST    42,746       26,789       18,240
Minority interest                                                          75
                                           --------     --------     --------
                               NET INCOME   $42,746      $26,789      $18,315
                                           ========     ========     ========

Per share data:
Basic earnings per share                      $0.70        $0.47        $0.33
                                           ========     ========     ========
Diluted earnings per share                    $0.68        $0.45        $0.32
                                           ========     ========     ========
Weighted average shares                      61,401       57,484       55,344
                                           ========     ========     ========
Adjusted weighted average shares and
 assumed conversions                         63,313       59,935       57,859
                                           ========     ========     ========

See notes to consolidated financial statements.


                       CONCORD EFS, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                            Unrealized
                                               Common               Additional                Gains
                                               Stock      Common     Paid-In     Retained   (Losses)on
                                               Shares     Stock      Capital     Earnings   Securities     Total
                                             ---------- ---------- ------------ ---------- ------------ -----------
                                                                         (in thousands)

BALANCE AT JANUARY 1, 1995                       16,105    $ 5,368     $  5,184   $ 52,624      ($1,242)   $ 61,934
   Exercise of stock options                        632        211        3,915                               4,126
   Tax benefit of disqualifying
    disposition of incentive
    stock option shares                                                   4,127                               4,127
   Stock split                                    8,203      2,734       (2,734)
   Change in unrealized gains and
    losses on securities, net of
    taxes                                                                                         1,042       1,042
   Net income                                                                       18,315                   18,315
                                             ---------- ---------- ------------ ---------- ------------ -----------

BALANCE AT DECEMBER 31, 1995                     24,940      8,313       10,492     70,939         (200)     89,544
   Exercise of stock options                      1,074        358        4,496                               4,854
   Secondary offering of common
    stock                                         3,450      1,150       86,521                              87,671
   Tax benefit of disqualifying
    disposition of incentive stock
    option shares                                                         6,586                               6,586
   Stock splits                                  31,353     10,451      (10,451)
   Change in unrealized gains and
    losses on securities, net of
    taxes                                                                                          (296)       (296)
   Net income                                                                       26,789                   26,789
                                             ---------- ---------- ------------ ---------- ------------ -----------

BALANCE AT DECEMBER 31, 1996                     60,817     20,272       97,644     97,728         (496)    215,148
   Restatement for pooling of interests              86         29           34                                  63
                                             ---------- ---------- ------------ ---------- ------------ -----------

RESTATED BALANCE AT DECEMBER 31,1996             60,903     20,301       97,678     97,728         (496)    215,211
   Exercise of stock options                      1,076        359        6,300                               6,659
   Tax benefit of disqualifying
    disposition of incentive stock
    option shares                                                         5,858                               5,858
   Change in unrealized gains and
    losses on securities, net of
    taxes                                                                                           595         595
   Net income                                                                       42,746                   42,746
                                             ---------- ---------- ------------ ---------- ------------ -----------
BALANCE AT DECEMBER 31, 1997                     61,979    $20,660     $109,836   $140,474          $99    $271,069
                                             ========== ========== ============ ========== ============ ===========

See notes to consolidated financial statements.


                       CONCORD EFS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             Year Ended December 31
                                                        --------------------------------
                                                          1997        1996        1995
                                                        --------    --------    --------

OPERATING ACTIVITIES                                             (in thousands)
Net income                                              $ 42,746    $ 26,789    $ 18,315
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization                       12,167       9,140       7,796
      Provision for losses on accounts receivable          1,445         817         500
      Minority interest                                                              (75)
      Deferred income taxes                                 (313)        213         457
      Changes in operating assets and liabilities
        Accounts receivable                              (16,167)     24,625     (30,426)
        Inventories                                         (482)        412      (1,858)
        Other current assets                                (945)        (31)          9
        Accounts payable and other liabilities           (25,004)     10,847      30,458
        Accrued liabilities                               14,314       7,219       3,100
                                                        --------    --------    --------
            NET CASH PROVIDED BY OPERATING ACTIVITIES     27,761      80,031      28,276

INVESTING ACTIVITIES
  Acquisition of property and equipment                  (14,932)    (16,069)     (8,075)
  Securities held-to-maturity:
    Acquisition of securities                            (17,141)    (57,135)     (2,360)
    Proceeds from maturity of securities                  21,347         809       1,047
  Securities avialable-for-sale:
    Acquisition of securities                           (156,515)    (36,054)    (11,347)
    Proceeds from sales of securities                     48,401                     247
    Proceeds from maturity of securities                  32,178         173       1,997
  Merchant contracts purchased                           (12,986)     (3,565)
  Buyout of minority shareholders                                       (732)
                                                        --------    --------    --------
                NET CASH USED IN INVESTING ACTIVITIES    (99,648)   (112,573)    (18,491)

FINANCING ACTIVITIES
  Proceeds from exercise of stock options                  6,659       4,854       4,126
  Proceeds from secondary offering of common stock                    87,671
  Proceeds from notes payable                             28,000
  Payments on notes payable                                 (418)       (392)       (368)
                                                        --------    --------    --------
            NET CASH PROVIDED BY FINANCING ACTIVITIES     34,241      92,133       3,758
                                                        --------    --------    --------
 NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS    (37,646)     59,591      13,543
Cash and cash equivalents at beginning of period          96,164      36,573      23,030
                                                        --------    --------    --------
           CASH AND CASH EQUIVALENTS AT END OF PERIOD    $58,518     $96,164     $36,573
                                                        ========    ========    ========

Supplemental disclosure of cash flow information:
  Cash paid during the period for:
     Interest                                               $692         $82        $104
                                                        ========    ========    ========

     Income taxes                                        $16,861      $8,036      $6,472
                                                        ========    ========    ========

See notes to consolidated financial statements.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

NOTE A - SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation: The consolidated financial statements include the accounts of Concord EFS, Inc. (Parent) and its wholly-owned subsidiaries, Concord Computing Corporation (Concord), EFS National Bank (EFSNB), EFS Federal Savings Bank (EFSFSB), Concord Retail Services, Inc., Concord Equipment Sales, Inc. (formerly VMT, Inc.) and Pay Systems of America, Inc. (PSA) (collectively, the Company). The Company repurchased the minority interest in Network EFT, Inc. during 1996 and transferred its residual business and operational assets to Concord. All material intercompany balances and transactions have been eliminated in consolidation.

Operations: The Company provides transaction processing, authorization and settlement services, throughout the United States. The primary components of these services are Card Services and Trucking Services, comprising 95% of revenues in 1997. The Company requires certain Trucking Services customers to provide letters of credit, surety bonds or cash deposits as collateral for outstanding accounts receivable.

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

Other Assets: Noncurrent other assets consist primarily of purchased merchant contracts recorded at cost. Amortization expense is recognized on a straight line basis over five years. Purchased merchant contracts are evaluated by management for impairment at each balance sheet date through review of actual attrition and cash flows generated by the contracts in relation to the expected attrition and cash flows and the recorded amortization expense. If, upon review, actual attrition and cash flows indicate impairment of the value of the

                       CONCORD EFS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE A - SIGNIFICANT ACCOUNTING POLICIES - continued purchased merchant contracts, an impairment loss would be recognized. The amounts shown on the balance sheet as of December 31, 1997 and December 31, 1996 are net of accumulated amortization of approximately $2,100,000 and $200,000, respectively.

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

Revenue Recognition: Revenue from credit card and other transaction processing activities are recorded when the service is provided, gross of interchange and network fees charged to the Company, which are recorded as a cost of operations when the transactions have been settled.

Revenues from service contracts and product sales are recognized when the service is provided or the equipment is shipped. Service contracts and related sales include all revenues under system service contracts, including revenues from sales of terminal hardware when the contract included such sales.

Earnings Per Share: In 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share". Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement 128 requirements.

Stock-based Compensation: The Company grants options for a fixed number of shares to employees with an exercise price equal to the fair value at the date of the grant. These stock option grants are accounted for in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly, the Company recognizes no compensation expense for the stock option grants.

Recent Accounting Pronouncements: In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" which established new rules for the reporting and display of comprehensive income and its components; however, adoption in 1998 will have no impact on the company's net income or stockholders' equity. SFAS No. 130 requires unrealized gains or losses on the company's available-for-sale securities, which currently are reported in stockholders' equity, to be included in other comprehensive income and the disclosure of total comprehensive income. The Company does not believe that the adoption of this statement will have a material effect on its consolidated financial condition or results of operations.

                       CONCORD EFS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE A - SIGNIFICANT ACCOUNTING POLICIES - continued
Also in June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which established standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic area and major customers. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997, and therefore the Company will adopt the new requirements retroactively in 1998. Management has not completed its review of the statement, but does not anticipate that its adoption will have a significant effect on the Company's annual and interim reporting.

NOTE B - SECURITIES
The following is a summary of securities available-for-sale and held-to-maturity (in thousands):
                                                  Gross       Gross    Estimated
                                      Amortized  Unrealized Unrealized   Fair
                                         Cost      Gains      Losses     Value
Securities Available-for-Sale:        --------- ----------- ---------- ---------
  December 31, 1997:
    U.S. Treasury securities           $  4,003     $  2     $          $  4,005
    U.S. Government and agency
      securities                         41,338                (131)      41,207
    Mortgage-backed securities           77,638      387       (180)      77,845
    Municipal securities                 11,194       87         (4)      11,277
                                       --------     ----      -----     --------
                Total debt securities   134,173      476       (315)     134,334
    Equity securities                     5,865                            5,865
                                       --------     ----      -----     --------
                                       $140,038     $476      ($315)    $140,199
                                       ========     ====      =====     ========
  December 31, 1996:
    U.S. Treasury securities             $4,012      $ 2         $0       $4,014
    U.S. Government and agency
      securities                         48,100       38       (616)      47,522
    Mortgage-backed securities            8,143                (236)       7,907
    Municipal securities                  3,241       55                   3,296
                                       --------     ----      -----     --------
                Total debt securities    63,496       95       (852)      62,739
  Equity securities                         606                              606
                                       --------     ----      -----     --------
                                        $64,102      $95      ($852)     $63,345
                                       ========     ====      =====     ========

Securities Held-to-Maturity:
  December 31, 1997:
    U.S. Government and agency
      securities                         $9,256      $60       $          $9,316
    Mortgage-backed securities           19,818      187                  20,005
    Municipal securities                 23,434      879                  24,313
                                       --------  -------      -----     --------
                                        $52,508   $1,126       $         $53,634
                                       ========  =======      =====     ========
  December 31, 1996:
    U.S. Government and agency
      Securities                        $10,999     $ 19       $         $11,018
    Mortgage-backed securities           26,320       34       (247)      26,107
    Municipal securities                 19,395      430                  19,825
                                       --------  -------      -----     --------
                                        $56,714     $483      ($247)     $56,950
                                       ========  =======      =====     ========

                       CONCORD EFS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE B - SECURITIES - Continued
There were no material gains or losses on securities sold during the three years ended December 31, 1997.

The scheduled maturities of securities held-to-maturity and available-for-sale, excluding equity securities, at December 31, 1997 was as follows:
                             Held-to-Maturity   Available-for-Sale
                            ------------------  -------------------
                            Amortized   Fair    Amortized    Fair
                              Cost      Value      Cost      Value
                            ---------  -------  ---------  --------
                                         (in thousands)
Due in one year or less       $ 2,968  $ 3,009   $ 43,529  $ 43,178
Due in one to five years       29,968   30,739     26,536    26,704
Due in five to ten years       19,572   19,886     25,675    25,758
Due after ten years                                38,433    38,694
                              -------  -------   --------  --------
                              $52,508  $53,634   $134,173  $134,334
                              =======  =======   ========  ========

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

Securities carried at approximately $52.4 million at December 31, 1997 were pledged to the Federal Home Loan Bank to secure notes payable to the Federal Home Loan Bank. Securities carried at approximately $2.5 million at December 31, 1996 were pledged to a major credit card association to secure settlement liabilities. This pledge was released in 1997.

NOTE C - INVENTORIES
At December 31, inventories (in thousands) consisted of:
                                          1997     1996
                                         ------   ------
  Point of sale equipment                $4,682   $3,989
  Repair parts                              153      364
                                         ------   ------
                                         $4,835   $4,353
                                         ======   ======

NOTE D - PROPERTY AND EQUIPMENT
At December 31, property and equipment (in thousands) consisted of:
                                          1997     1996
                                        -------  -------
  Computer facilities and equipment     $83,631  $70,066
  Office furniture and equipment          5,064    3,382
  Leasehold improvements                    607      371
                                        -------  -------
                                        $89,302  $73,819
                                        =======  =======

                       CONCORD EFS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE D - PROPERTY AND EQUIPMENT - Continued
Depreciation expense was $10,275,266, $8,950,374 and $7,796,210 for the years ended December 31, 1997, 1996 and 1995, respectively. Maintenance and repair expense was $1,266,772, $1,500,203, and $906,537 for the years ended December 31, 1997, 1996 and 1995, respectively.

NOTE E - LONG-TERM DEBT AND LEASES
At December 31, long-term debt (in thousands) consisted of:
                                                   1997     1996
                                                 -------   ------
   Note payable to bank for ATMs                 $   561     $979
   Notes payable, other                              213
   Notes payable to the Federal Home Loan Bank    28,000
                                                 -------   ------
                                                  28,774      979
   Less current maturities                           445      418
                                                 -------   ------
                                                 $28,329     $561
                                                 =======   ======

The note payable to bank to purchase cash dispensing machines (ATMs) is payable through March 1, 1999 in monthly installments of $38,969 including interest at 6.25% and is secured by ATMs with a net book value of $981,445 at December 31, 1997 and $1,261,856 at December 31, 1996.

Notes payable to the Federal Home Loan Bank are adjustable rate advances due between May 20, 2002 and October 15, 2002. Current interest rates range from 5.66% to 6.08% and are secured by securities available-for-sale with a market value of $52.4 million at December 31, 1997.

The Company rents office facilities under agreements classified as operating leases which expire in various years through 2000 and generally contain renewal options. Rental expense for operating leases amounted to $540,385, $483,632, and $416,510 for the years ended December 31, 1997, 1996, and 1995, respectively.

Future maturities (in thousands) of notes payable and minimum lease payments for operating leases with initial or remaining terms in excess of one year are as follows:
                                                  Notes   Operating
                                                 Payable    Leases
  Year ending December 31:                       -------  ---------
        1998                                      $  445      $ 505
        1999                                         329        438
        2000                                                    454
        2001                                                    476
        2002                                      28,000        478
        Thereafter                                              530
                                                 -------     ------
        Total future payments                    $28,774     $2,881
                                                 =======     ======

NOTE F - UNUSED LINES OF CREDIT
At December 31, 1997 the Company had available $10 million in unsecured lines of credit with other financial institutions. The lines of credit are contractual in nature, require no compensating balances or fees, expire at various dates through May 1998 and are subject to renewal at the discretion of the institutions. No borrowing occurred in 1997 under these lines.

                        CONCORD EFS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE G - INCOME TAXES
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets (in thousands) at December 31, are as follows:
                                      1997      1996
 Deferred tax liabilities:           ------    ------
   Property and equipment            $2,442    $1,996
   Securities available-for-sale         62
   Other                                 87        27
                                     ------    ------
     Total deferred tax liabilities   2,591     2,023
                                     ------    ------
 Deferred tax assets:
   Securities available-for-sale                  261
   Bad debt allowance                   502       311
   Inventory                             57         9
   Merchant contracts purchased         488        51
   Other                                143
                                     ------    ------
          Total deferred tax assets   1,190       632
                                     ------    ------
 Net deferred tax liabilities        $1,401    $1,391
                                     ======    ======

The components of the provision (benefit) for income taxes (in thousands) for the three years ended December 31 are as follows:
                                 1997      1996      1995
  Current                      -------   -------   -------
    - Federal                  $23,478   $14,221   $ 9,463
    - State                        425        92       226
                               -------   -------   -------
                                23,903    14,313     9,689
                               -------   -------   -------
  Deferred
    - Federal                     (320)      187       421
    - State                          7        26        36
                               -------   -------   -------
                                  (313)      213       457
                               -------   -------   -------
                               $23,590   $14,526   $10,146
                               =======   =======   =======

The reconciliation of income taxes computed at the U. S. federal statutory tax rate of 35% to income tax expense for the three years ended December 31 (in thousands) are as follows:
                                 1997      1996      1995
                               -------   -------   -------
  Tax at statutory rate        $23,217   $14,460   $ 9,935
  State income taxes, net of
   federal benefit                 281        77       170
  Tax exempt interest income      (511)     (124)
  Other, net                       603       113        41
                               -------   -------   -------
                               $23,590   $14,526   $10,146
                               =======   =======   =======

                       CONCORD EFS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE G - INCOME TAXES - Continued
Income tax benefits resulting from the disqualifying dispositions of certain employee incentive stock option shares were credited to additional paid-in capital because no compensation expense was charged to income for financial reporting purposes related to the exercise of such options.

NOTE H - EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share (in thousands, except earnings per share):
                                                       1997     1996     1995
                                                     -------  -------  -------
Numerator:
  Net income                                         $42,746  $26,789  $18,315
                                                     =======  =======  =======
Denominator:
  Denominator for basic earnings per share,
    weighted-average shares                           61,401   57,484   55,344

  Effect of dilutive securities
    Employee stock options                             1,912    2,451    2,515
                                                     -------  -------  -------
Denominator of diluted earnings per share,
   adjusted weighted-average shares and
   assumed conversions                                63,313   59,935   57,859
                                                     =======  =======  =======

Basic earnings per share                               $0.70    $0.47    $0.33
                                                     =======  =======  =======

Diluted earnings per share                             $0.68    $0.45    $0.32
                                                     =======  =======  =======

NOTE I- STOCKHOLDERS' EQUITY
On October 24, 1996, the Company filed a prospectus with the Securities and Exchange Commission offering 3.45 million shares of common stock (including underwriters' over-allotment shares of 450,000). The net proceeds to the Company from the offering was $87.7 million.

Earnings per share, related per share data, stock options and stock option prices have been restated to reflect stock splits. The following table summarizes recent stock splits approved by the Board of Directors:
                           Split Ratio        Distribution Date
                           -----------        -----------------
                             3 for 2            June 28, 1996
                             3 for 2           January 18, 1996
                             3 for 2             May 22, 1995

NOTE J- INCENTIVE STOCK OPTION PLAN
The Company has an Incentive Stock Option Plan allowing for the grant of up to 9,112,500 shares of Common Stock for the benefit of the Company's key employees. Options are granted at not less than 100% of the market value on the date of the grant (110% in the case of a holder of more than 10% of the outstanding shares) and generally become exercisable within four years of the date of the grant.

                       CONCORD EFS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE J- INCENTIVE STOCK OPTION PLAN - Continued
Information pertaining to the Incentive Stock Option Plan is summarized below, in thousands, except price per share:
                                                      Weighted
                                       Weighted        Average
                   Number of Shares     Average       Aggregate    Options
                     Under Option    Exercise Price     Price    Exercisable
                   ----------------  --------------  ----------  -----------
Outstanding at
  January 1, 1996       4,215           $ 5.52        $23,283       1,935
                                                      =======       =====
  Granted                 872           $20.59
  Exercised            (1,251)          $ 3.88
  Terminated             (334)          $ 6.39
                        -----
Outstanding at
 December 31, 1996      3,502           $ 9.77        $34,203       1,587
                                                      =======       =====
  Granted               2,086           $22.83
  Exercised            (1,076)            6.19
  Terminated              (27)           16.30
                        -----
Outstanding at
 December 31, 1997      4,485           $16.66        $74,732       1,240
                        =====                         =======       =====

The weighted average grant date fair value of options granted during 1997 and 1996 was $7.00 and $5.47, respectively.

The  following  table  provides   additional   information   regarding   options
outstanding as of December 31, 1997:
                                      Weighted                     Weighted
                                       Average                      Average
                         Weighted     Remaining                    Exercise
   Option      Options    Average    Contractual      Number of    Price of
  Exercise      Out-     Exercise      Life of         Options      Options
 Price Range   standing   Price    Options in Years  Exercisable  Exercisable
-------------  --------  --------  ----------------  -----------  -----------
$ 4.10-$ 5.23      932    $ 5.08         6.0              790       $ 5.03
  7.19- 12.00      676      9.07         7.3              263         9.06
 19.50- 28.75    2,877     22.20         8.9              187        20.37
                 -----                                  -----
$ 4.10-$28.75    4,485    $16.66         8.1            1,240       $ 8.25
                 =====                                  =====

                       CONCORD EFS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE J - INCENTIVE STOCK OPTION PLAN -continued
The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) and related
Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1997, 1996 and 1995, respectively, risk-free interest rate of 6.25%, 6.5%, and 6.0%, and volatility factors of the expected market price of the Company's common stock of .344, .265 and .282. Assumptions that remained constant for all years were dividend yields of 0% and a weighted average expected life of the options of three years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows for the years ended December 31 (in thousands, except for earnings per share):

                                              1997         1996       1995
                                            -------      -------    -------
  Pro forma net income                      $39,695      $25,883    $18,033
  Pro forma basic earnings per share          $0.65        $0.45      $0.33
  Pro forma diluted earnings per share        $0.63        $0.43      $0.31

Pro forma disclosures are not likely to be representative of the effects of reported pro forma net income and earnings per share in future years as additional options may be granted in future years and the vesting of options already granted will impact the pro forma disclosures.

NOTE K - COMMITMENTS AND CONTINGENCIES
The Company is a party to various claims and litigation in the normal course of business, none of which is expected to have a material effect on the consolidated financial statements.

                      CONCORD EFS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE L - DEBT AND DIVIDEND RESTRICTIONS
In accordance with federal banking laws, certain restrictions exist regarding the ability of the banking subsidiary to transfer funds to the Parent in the form of cash dividends, loans or advances. The approval of certain regulatory authorities is required to pay dividends in excess of earnings retained in the current year plus retained net earnings for the preceding two years. As of December 31, 1997, $86,164,985 of undistributed earnings of EFSNB, included in consolidated retained earnings, was available for distribution to the Parent as dividends without prior regulatory approval. Under Federal Reserve regulations, the banking subsidiary is also limited as to the amount it may loan to affiliates, including the Parent, unless such loans are collateralized by specific obligations. At December 31, 1997, the maximum amount available for transfer from EFSNB to the Parent in the form of loans approximated 5.8% of consolidated net assets.

NOTE M - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. These fair values are provided for disclosure purposes only, and do not impact carrying values of financial statement amounts.

Cash and Cash Equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Securities (Including Mortgage-backed Securities): Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Long-term Borrowings: The fair values of the Company's long-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

                                     Carrying Amount    Fair Value
                                     ---------------    ----------
         (in thousands)

December 31, 1997 Financial assets:
   Cash and cash equivalents             $ 58,518        $ 58,518
   Available-for-sale securities          140,199         140,199
   Held-to-maturity securities             52,508          53,634

  Financial liabilities:
   Notes payable to banks                  28,774          28,666

December 31, 1996 Financial assets:
   Cash and cash equivalents              $96,164         $96,164
   Available-for-sale securities           63,345          63,345
   Held-to-maturity securities             56,714          56,950

  Financial liabilities:
   Note payable to bank                       979             965

                       CONCORD EFS, INC. AND SUBSIDIARIES
                         REPORT OF INDEPENDENT AUDITORS










Board of Directors and Stockholders
Concord EFS, Inc.

We have audited the accompanying consolidated balance sheets of Concord EFS, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Concord EFS, Inc. and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



                                                           /s/ Ernst & Young LLP



Memphis, Tennessee
February 5, 1998

CORPORATE DIRECTORY                      SEC  Form 10-K
Chairman Emeritus                        Copies of the Company's Annual Report
  Victor M. Tyler                          on Form 10-K as filed with The
Board of Directors                         Securities and Exchange Commission
(and their principal occupation)           may be obtained without charge upon
                                           request to:
Dan M. Palmer                                Investor Relations
  Chairman and Chief Executive Officer       Concord EFS, Inc.
  Concord EFS, Inc. and                      2525 Horizon Lake Drive
  EFS National Bank                          Suite 120
                                             Memphis, Tennessee   38133
Douglas C. Altenbern +
  Retired Chairman and CEO of            Market for Common Stock
  Pay Systems of America, Inc.             NASDAQ National Market
                                           Ticker Symbol:   CEFT
David C. Anderson *
  Retired Executive Vice President and   Annual Meeting
  CFO, Burlington Northern, Inc.           May 14, 1998

J. Richard Buchignani, Esq.  *           Transfer Agent & Registror
  Partner, Wyatt, Tarrant & Combs          State Street Bank and Trust Company
                                           Boston, Massachusetts
Richard M. Harter, Esq.  *
  Partner, Bingham Dana LLP              Corporate Counsel
                                           Bingham Dana LLP
Joyce Kelso                                Boston, Massachusetts
  Retired Senior Vice President,
  Concord EFS, Inc. and EFS National     Auditors
  Bank                                     Ernst & Young LLP
                                           Memphis, Tennessee
Richard P. Kiphart *
  Head of Corporate Finance Department   Corporate Office
   William Blair & Company LLC             2525 Horizon Lake Drive
                                           Suite 120
Edward A. Labry III                        Memphis, Tennessee  38133
  President, Concord EFS, Inc.             1-800-238-7675
  and EFS National Bank
                                         + Voted Director of Company in
Jerry D. Mooney  *                           February 1998
  President and CEO, ServiceMaster
  Employer Services, Inc.                * Audit Committee Member

Paul L. Whittington *
  Retired Partner Ernst & Young LLP

                           EXECUTIVE MANAGEMENT GROUP

Dan M. Palmer, Chairman and CEO,           Edward A. Labry III,  President,
 Concord EFS, Inc. and                      Concord EFS, Inc., EFS National Bank
 EFS National Bank                          and Concord Computing Corporation

Thomas J. Dowling, Vice President          Vickie Brown, Senior Vice President
 and Controller, Concord EFS, Inc.          and Chief Operating Officer, Concord
 and EFS National Bank                      EFS, Inc. and EFS National Bank

                    William E. Lucado, Senior Vice President,
                       Investment and Compliance Officer,
                  Concord EFS, Inc. and EFS National Bank, and
                       President, EFS Federal Savings Bank