Form 10-K405, Exhibit 13
period 1998-12-31
CONCORD EFS INC
filed 1999-04-01
CIK 740112

                       CONCORD EFS, INC AND SUBSIDIARIES
                      SELECTED CONSOLIDATED FINANCIAL DATA

The following  selected  consolidated  financial data (in thousands,  except per share  data)  should  be read in  conjunction  with the  consolidated  financial statements and notes thereto appearing elsewhere herein.
                                                                                Percentage of
                                                                                   Revenue              Percentage
                                                                            ----------------------        Change
                                                                                 Year Ended            -------------
                                        Year Ended December 31                   December 31           1998     1997
                           -----------------------------------------------  ----------------------     Over     Over
                             1998      1997      1996      1995     1994    1998     1997     1996     1997     1996
                           --------  --------  --------  --------  -------  ----     ----     ----     ----     ----
INCOME STATEMENT
   DATA:
Revenue                    $375,738  $270,074  $166,700  $127,762  $96,213  100.0    100.0%   100.0%   39.1%   62.0%

Cost of Operations          275,374   198,939   119,675    90,579   69,840   73.3     73.7     71.8    38.4    66.2

Selling, General and
  Administrative Expenses    16,559    16,664     9,724    10,913    8,312    4.4      6.2      5.8    (0.6)   71.4

Operating Income             83,805    54,471    37,301    26,270   18,061   22.3     20.2     22.4    53.9    46.0

Interest, Net                13,709    10,801     4,014     2,116    1,588    3.6      4.0      2.4    26.9   169.1

Income Taxes                 33,743    23,590    14,526    10,146    6,979    9.0      8.7      8.7    43.0    62.4

Net Income                   63,771    41,682    26,789    18,315   12,713   17.0     15.4     16.1    53.0    55.6

Basic Earnings Per Share*     $0.65     $0.43     $0.31     $0.22    $0.16

Diluted Earnings Per Share*   $0.63     $0.42     $0.30     $0.21    $0.15

Weighted Average Shares*     97,628    96,527    86,226    83,016   81,477

Adjusted Weighted Average
    Shares and Assumed
         Conversions*       100,433    99,395    89,903    86,789   83,847

BALANCE SHEET DATA:
Working Capital            $351,666  $207,221  $130,606   $68,212  $45,717

Total Assets                519,598   368,439   292,813   156,887   99,462

Long Term Debt, Less
Current Maturities           73,000    28,329       561       978    1,371

Total Stockholders' Equity  347,135   275,556   215,148    89,544   61,935

*Earnings per share and related per share data have been restated to reflect all stock splits. Additionally, see discussion of the restatement of amounts prior to 1998 in Management's Discussion and Analysis of Financial Condition and Results of Operations and the Notes to the Consolidated Financial Statements.

Dear Stockholders:

     We are proud to report the Company's strong financial performance for another year. Revenue is up 39%; Net Income is up 53% and Diluted Earnings Per Share is up 50%. These results met management's targeted goals for the year.

     Due to its growth, the Company became a member of the S&P 400 Mid-Cap Index in the fourth quarter of the year. We continue to be a member of the NASDAQ 100 Index. Being a member of these indices is both prestigious for the Company and makes the stock more liquid since some funds who manage these investments must buy more of the stock as the Company grows.

     During June, we concluded the acquisition of Digital Merchant Systems, Inc. and affiliated companies. At the date of acquisition, Digital was one of the largest and most successful independent sales organizations in the country. This transaction was accounted for as a pooling of interests transaction.

     On November 23, 1998, we announced that the Company had entered into a pooling of interests transaction with Electronic Payment Services, Inc. (EPS). Commenting on the merger at the time, we stated, "We believe this merger will combine two great internal growth companies. Traditionally, Concord has been a marketing and service company focusing on growth while EPS has tremendous processing capabilities through its MAS, MAC and Buypass groups. Going forward we can broaden each of our markets by expanding into new industry segments of the transaction  processing  business....Combined.  Concord gains many front-end certifications through EPS and EPS gains a settlement bank for a fully integrated processing solution."

     The acquisition was approved by your vote at a special stockholders meeting held February 18, 1999. We also received our final regulatory approvals in February and completed the merger on February 26, 1999. The acquisition adds approximately 2,500 merchant and financial institution customers, and 2.8 billion in transaction processing volume to Concord's business.

     With the intergration of the combined sales forces of Digital, EPS and Concord, we are able to cross sell all of the Company's products to niche industries, which we collectively serve. This puts the Company in the best position ever for continued high growth. Also, the newly acquired processing and software systems will enhance sales possibilities even more.

     The Company's strategic direction of products and services is set for the years to come. We will continue to implement our strategies for the future growth and return on shareholder value. On behalf of all the employees of the new consolidated Concord, we thank you for your interest and support.

Very truly yours,


Dan M. Palmer                                        Edward A. Labry, Ill
Chairman and CEO                                     President

                       CONCORD EFS, INC AND SUBSIDIARIES
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     Management's discussion and analysis of financial condition and results of operations may contain statements which may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Section Exchange Act of 1934, as amended. Investors are cautioned that any such statements are not guarantees for future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include significant fluctuations in interest rates, inflation, economic recession, significant changes in the federal and state legal and regulatory environment, successful implementation of the Company's Year 2000 compliance project, the impact of the Company's recent acquisition of Electronic Payment Services, Inc. on its business and the market for the Company's stock and competition in the Company's markets. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future results over time.

RESULTS OF OPERATIONS
     The results of operations of Concord EFS, Inc. and subsidiaries (the Company) discussed herein have been restated for the June 30, 1998 acquisition of Digital Merchant Systems of Illinois and American Bankcard International, Inc. (jointly referred to as DMS) but do not include the results of Electronic Payment Services, Inc., (EPS) which was acquired by the Company in a pooling of interests transaction on February 26, 1999.

     In connection with the acquisition of EPS, the Company expects to incur approximately $10.5 million in acquisition related expenses in the first quarter of 1999. These expenses are primarily investment banking, legal and accounting fees. Although no definite plan has been adopted, management is currently reviewing operational synergies, such as duplicate facilities, computer and communication hardware and software and other contractual relationships, including severance, that may require additional charges in the second quarter of 1999 and beyond. Management plans to complete this analysis by May 31, 1999 and will update stockholders on the progress, if available, in the Company's first quarter 1999 Form 10-Q.

Calendar 1998 Compared to Calendar 1997
     Revenue increased 39% in 1998 over 1997. Transaction processing revenue from Merchant Card Services, which includes credit, debit, electronic benefits transfer (EBT) and fuel card transactions increased 41% for the year. The addition of new merchants was the primary reason behind the increase in revenue. The increase in rates was a pass through of higher interchanging expenses assessed the Company from the credit card associations. A third factor that increased the Company's Merchant Card Services revenue was the widening acceptance of debit and EBT card transactions at new and existing merchants. Merchant Card Services was 89% of total revenue. ATM Services, which include transactional fees, surcharges and ATM processing fees, increased 34%. The placement of new ATMs and new ATM processing customers accounted for the increase. ATM Services was 8% of total revenue. Other Revenue, primarily check and terminal services, was 3% of total revenue and increased 7% in 1998.

     Net Income as a percentage of revenue increased in 1998 to 17.0% from 15.4% in the prior year. Operational costs remained consistent with the prior year as a percentage of total revenue. Increased interchange costs from credit card association increases were balanced by operating expenses such as depreciation and payroll growing at a slower rate than revenue. The primary component of the margin improvement was due to selling, general and administrative expenses decreasing from $16.7 million in 1997 to $16.6 million in 1998. A second component of the margin improvement was the combination of net interest income and income taxes. During 1998 the Company increased its allocation of municipal investment securities within the investment portfolio from 18% at year end 1997 to 41% at year end 1998. Municipal investment securities are generally tax-exempt for federal income tax purposes and have lower interest rates than taxable investment securities. Although net interest income decreased as a percentage of total revenue from 4.0% in 1997 to 3.6% in 1998, the Company's overall tax rate decreased from 36.1% in 1997 to 34.6% in 1998 due to the non-taxable interest income.

Calendar 1997 Compared to Calendar 1996
     Revenue increased 62% in 1997. As described in Note L in the Notes to Consolidated Financial Statements, the Company merged with DMS. The financial statements of DMS prior to January 1, 1997 were immaterial for restatement purposes. However, DMS's revenue for 1997 was approximately $30 million. Excluding DMS's 1997 revenue, total revenue increased 44% in 1997. Transaction processing revenue from Merchant Card Services, which includes credit, debit, EBT and fuel card transactions, increased 60% for the year. The addition of new merchants and DMS were the primary factors of the increase, although increasing credit and debit card usage at existing merchants, primarily the Company's grocery store niche, also generated increased revenue. Merchant Card Services was 87% of the total revenue. ATM Services (8% of total revenue) increased 237%, from $6.5 million in 1996 to $21.8 million in 1997. The increase in ATM Services revenue, which includes transactional fees, surcharges and ATM processing fees, was primarily related to an increase in ATMs in which the Company is the transaction processor. During 1997, Other Revenue, primarily check and terminal services (4% of total revenue), decreased 6%.

     Net Income as a percentage of revenue decreased in 1997 to 15.4% from 16.1% in the prior year based upon the restatement of the 1997 financial statements for the DMS acquisition. In 1997, the restatement of DMS results provided revenue of approximately $30 million, cost of operations of approximately $26 million, selling, general and administrative expenses of approximately $8 million and a net loss of approximately $1 million. These results decreased net income as a percentage of revenue from 17.8% to 15.4%.

     Excluding the DMS restatement, Net Income as a percentage of revenue increased in 1997 to 17.8% from 16.1% in the prior year. Two factors that improved the percentage increase were lower selling, general and administrative expenses offset by increased operational costs for the amortization of purchased merchant contracts, and increased interest income. First, the Company has historically generated sales through senior management, commissioned telemarketing activities and outside sales representatives: however, in 1996 the Company reorganized its marketing activities to meet future growth objectives by increasing the direct marketing staff, downsizing the telemarketing staff and entering into agreements with independent sales organizations to purchase individual merchant contracts and merchant portfolios. The reduction in selling, general and administrative expenses offset by higher operational costs from the amortization of merchant contracts purchased resulted in a decrease in expenses of approximately $400,000. Secondly, interest income increased as a result of available cash being invested in securities described in the Notes to Consolidated Financial Statements. Offsetting the factors improving the percentage increase were lower margin processing and increased taxes resulting from the pretax percentage of revenue increase. A portion of the new merchants and services contributing to the increased revenue discussed above were large volume merchants. Due to competitive reasons, the Company offers these merchants lower rates and earns less per transaction.

LIQUIDITY AND CAPITAL RESOURCES
     The Company consistently generates significant resources from operating activities. Over the past three years operating activities generated cash of $93.7, $27.7, and $80.0 million, respectively.

     Significant changes in accounts receivable and accounts payable result from the day of the week the calendar year end falls combined with the increases in settlement volume from one year to the next, impacting cash generated from operations. At December 31, 1996, approximately $35.1 million was received from credit card associations prior to disbursement of the funds to the Company's Merchant Card Service customers. Under a typical two day settlement cycle, these funds would have been paid to the customers prior to December 31, 1996, and cash provided (used) from operating activities would have been (44.9) million for the year ended December 31, 1996 and $62.9 million for the year ended December 31, 1997.

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

     During fiscal 1998, the Company invested approximately $94 million in securities, net of sales and maturities, and $25.3 million in capital additions. Capital additions were primarily for new computer equipment. These investing activities were funded primarily through operating activities and $45 million in proceeds from notes payable to the Federal Home Loan Bank (see Note E to Consolidated Financial Statements).

     Stock issued upon exercises of options under the Company's Incentive Stock Option Plan provided $3.1 million in additional capital in 1998. The disqualifying disposition of the options also reduced corporate income taxes paid by $3.6 million. Management cannot estimate the timing or amount of future cash flows from exercise of options, however, this is expected to continue to be a source of funds to the Company.

     The Company has unused unsecured lines of credit of $20 million with financial institutions. The Company holds securities with a market value of approximately $193.2 million that are available for operating needs or as collateral to obtain short-term financing, if needed.

     With adequate available credit and strong cash generation, the Company is in sound financial condition and expects to fund continued growth from currently available resources. EFSNB exceeds all required capital ratios.

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

YEAR 2000 ISSUES
     The Year 2000 preparedness efforts of the Company cover both information technologies ("IT") and non-IT systems. Non-IT systems include those systems used in the daily operations of buildings and facilities. IT systems include computer hardware, software and related applications.

     The Company has instituted a five-phase plan to resolve the Year 2000 issue so that its IT and non-IT systems will function properly with respect to dates in the year 2000 and beyond. These five phases are: awareness, assessment, renovation, validation and implementation. Based on progress to date, the Company has substantially completed the awareness and assessment phases for all systems. The renovation, validation and implementation phases for internal and external mission critical systems and entities have been instituted concurrently and are on schedule for completion. The validation phase includes an independent review of results for all mission critical applications by the Company's internal audit staff, external auditors, and various regulatory agencies.

     As of December 31, 1998, the implementation phase for internal mission critical systems is substantially complete. The Company's processing systems also require testing for Year 2000 compliance with external entities, including its customers, credit and debit networks, and vendors. As of January 31, 1999, approximately 30% of the external entity certification is complete. It is estimated that external mission critical system testing will be 90% complete by March 31, 1999. The remaining 10% have been delayed at the request of select external agencies but will be complete or have contingency plans in place in anticipation of non-compliance by May 31, 1999.

     There is no guarantee that the systems of other companies on which the Company's systems rely will be converted in a timely manner. However, contingency plans have been created for all mission critical vendor products and services. The contingency plans will be further enhanced and expanded to include Business Resumption planning during the first two quarters of 1999 with completion to coincide with the completion of the Year 2000 project. These plans will include both the Company's internal mission critical systems and third-party exposures, based on the evaluation of progress at that time.

     The Company's management believes it has a plan in place to resolve the Year 2000 issue in a timely and effective manner. The entire Year 2000 project is scheduled for completion no later than June 30, 1999, well in advance of any anticipated impact on the Company. Additional testing of new or remediated systems and applications will continue as needed to ensure full Year 2000 compliance. If the Company does not complete the phases of its plan that are now underway, then its ability to process transactions for its customers could be adversely affected. The potential liability or lost revenue under this scenario could have a materially adverse effect on the Company's financial condition and results of operations.

     The Company has spent approximately $2.0 million in 1998 and anticipates spending an additional $663,000 to substantially complete its Year 2000 compliance project in accordance with its current schedule. These amounts exclude expenditures for normal business growth if timing of acquisition has been accelerated to facilitate short-term Year 2000 testing or compliance. To date, the Company has expensed all costs associated with its Year 2000 assessment and related application remediations.

     The cost of the project and the date on which the Company believes it will complete the Year 2000 remediations are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be accurate and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant application code, and similar uncertainties.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     The securities of the Company are subject to risk resulting from interest rate fluctuations to the extent that there is a difference between the amount of the Company's interest-bearing assets and the amount of interest-bearing liabilities that are prepaid, mature or reprice in specific periods. This risk is mitigated by the fact that approximately 75% of the market value of securities owned were funded through equity rather than debt. The principal objective of the Company's asset/liability activities is to provide maximum levels of net interest income while maintaining acceptable levels of interest rate and liquidity risk and facilitating the funding needs of the Company. The Company utilizes an interest rate sensitivity model as the primary quantitative tool in measuring the amount of interest rate risk that is present at the end of each month.

     The following tables (in thousands, except percentages) provide comparative information about the Company's financial instruments that are sensitive to changes in interest rates. This table presents principal cash flows and related weighted-average interest rates by expected maturity dates. Additionally, the Company has assumed its securities, described in Note B of the Notes to Consolidated Financial Statements, are similar enough to aggregate those securities for presentation purposes. If tax equivalent yields of municipal securities had been utilized, the weighted-average interest rates would have been higher.

December 31, 1998                                                                                 Fair Value
                                                                                                      at
                                  1999    2000     2001     2002     2003   Thereafter   Total     12/31/98
                                -------  ------  -------  -------  -------  ----------  --------  ----------
December 31, 1998
Assets:
Available-for-sale securities   $34,705  $8,354  $15,956   $8,309  $17,624    $191,640  $276,588    $278,398
Average interest rate              6.2%    6.5%     4.8%     5.1%     4.8%        5.8%

Liabilities:
Long-term debt, including
current portion                    $116                   $28,000  $10,000     $35,000   $73,116     $71,652
Average interest rate              6.3%                       5.9%    5.6%        5.4%

December 31, 1998                                                                                 Fair Value
                                                                                                      at
                                  1998    1999     2000     2001     2002   Thereafter   Total     12/31/98
                                -------  ------  -------  -------  -------  ----------  --------  ----------
Assets:
Available-for-sale securities   $13,987  $8,014  $12,306   $7,437   $4,461     $87,968  $134,173    $134,334
Average interest rate              6.6%    6.5%     6.6%     6.6%     6.5%        6.9%

Held-to-maturity securities      $1,717  $4,000     $232   $7,121   $3,375     $36,063   $52,508     $53,634
Average interest rate              7.8%    6.3%     5.4%     6.6%     5.1%        6.9%

Liabilities:
Long-term debt, including
  current portion                  $445     $329                   $28,000               $28,774     $28,666
Average interest rate              8.0%     6.3%                      5.9%

RECENT QUARTERLY RESULTS
     The following table presents an unaudited summary of quarterly results for the quarters of the calendar years 1998 and 1997.

                            1st Quarter  2nd Quarter  3rd Quarter  4th Quarter
                            -----------  -----------  -----------  -----------
                                    (in thousands, except per share data)
1998
  Revenue                       $76,267      $90,588      $99,715     $109,168
  Operating Income               14,970       19,947       22,238       26,650
  Net Income                     12,160       15,014       16,709       19,888
  Basic Earnings per Share        $0.13        $0.15        $0.17        $0.20
  Diluted Earnings per Share      $0.12        $0.15        $0.17        $0.20

1997
  Revenue                       $54,784      $63,628      $71,306      $80,355
  Operating Income                9,063       12,378       14,856       18,174
  Net Income                      6,883        9,255       11,592       13,952
  Basic Earnings per Share        $0.07        $0.10        $0.12        $0.14
  Diluted Earnings per Share      $0.07        $0.09        $0.12        $0.14

     The above quarterly results for 1998 and 1997 have been restated to include the results of Digital Merchant Systems (DMS). DMS was acquired in a pooling-of-interests transaction completed on June 30, 1998. Therefore, the above amounts for the first three quarters of 1997 and the first quarter of 1998 differ from amounts previously reported in Forms 10-Q, filed with the Securities and Exchange Commission.

MARKET VALUE FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS
     The Company's Common Stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market (NASDAQ) under the symbol "CEFT". The following table sets froth the range of high and low bid quotations per share of the Company's Common Stock through December 31, 1998, as reported by NASDAQ.

                     High    Low
                    ------  ------
1998
  First Quarter     $23.44  $13.31
  Second Quarter     26.50   19.00
  Third Quarter      28.25   19.38
  Fourth Quarter     42.38   19.00

1997
  First Quarter     $19.33  $12.50
  Second Quarter     17.92   10.83
  Third Quarter      20.00   17.17
  Fourth Quarter     21.75   14.00

     As of January 18, 1999 there were approximately 15,500 stockholders. The company has never paid cash dividends. It is the present policy of the Company's Board of Directors to retain earnings to finance expansion in the foreseeable future.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                                                December 31
                                                            -------------------
                                                               1998      1997
                                                            --------   --------
                                                               (in thousands)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                 $ 69,167   $ 63,795
  Securities available-for-sale (amortized cost of
    $286,370 at December 31, 1998 and $140,038 at
    December 31, 1997)                                       288,180    140,199
  Accounts receivable, less allowance of $917 at
    December 31, 1998 and $1,433 at December 31, 1997         71,009     54,166
  Inventories                                                 11,112      5,259
  Prepaid expenses and other current assets                    5,724      4,575
  Deferred income taxes                                        1,674      1,190
                                                            --------   --------
                                    TOTAL CURRENT ASSETS     446,866    269,184

SECURITIES HELD-TO-MATURITY (fair value of $53,634 at
  December 31, 1997)                                                     52,508

OTHER ASSETS                                                  27,394     14,478

PROPERTY AND EQUIPMENT                                       114,779     89,520
  Accumulated depreciation and amortization                  (69,441)   (57,251)
                                                            --------   --------
                                                              45,338     32,269
                                                            --------   --------
                                            TOTAL ASSETS    $519,598   $368,439
                                                            ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and other liabilities                    $ 84,432   $ 50,075
  Accrued liabilities                                          9,300     10,453
  Income taxes payable                                         1,352        990
  Current maturities of long-term debt                           116        445
                                                            --------   --------
                               TOTAL CURRENT LIABILITIES      95,200     61,963

LONG-TERM DEBT, LESS CURRENT MATURITIES                       73,000     28,329
DEFERRED INCOME TAXES                                          4,263      2,591

STOCKHOLDERS' EQUITY
  Common stock, $0.33 1/3 par value; authorized 200,000
    shares, issued and outstanding 97,870 shares at
    December 31, 1998 and 66,404 shares at
    December 31, 1997                                         32,624     22,135
    Additional paid-in capital                               110,161    113,912
    Retained earnings                                        203,181    139,410
    Accumulated other comprehensive income                     1,169         99
                                                            --------   --------
                              TOTAL STOCKHOLDERS'EQUITY      347,135    275,556
                                                            --------   --------
             TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY     $519,598   $368,439
                                                            ========   ========
See notes to consolidated financial statements.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME


                                         For Year Ended December 31
                                        ----------------------------
                                          1998      1997      1996
                                        --------  --------  --------
                                   (in thousands, except per share data)

Revenue                                 $375,738  $270,074  $166,700

Cost of operations                       275,374   198,939   119,675

Selling, general and
  administrative expenses                 16,559    16,664     9,724
                                        --------  --------  --------
                  OPERATING INCOME        83,805    54,471    37,301
Other income (expense):
  Interest income                         17,625    11,731     4,104
  Interest expense                        (3,916)     (930)      (90)
                                        --------  --------  --------
               INCOME BEFORE TAXES        97,514    65,272    41,315

Income taxes                              33,743    23,590    14,526
                                        --------  --------  --------
                        NET INCOME       $63,771   $41,682   $26,789
                                        ========  ========  ========

Per share data:
  Basic earnings per share                 $0.65     $0.43     $0.31
                                        ========  ========  ========
  Diluted earnings per share               $0.63     $0.42     $0.30
                                        ========  ========  ========
  Weighted average shares                 97,628    96,527    86,226
                                        ========  ========  ========
  Adjusted weighted average shares and
    assumed conversions                  100,433    99,395    89,903
                                        ========  ========  ========

See notes to consolidated financial statements.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                                                 Accumulated
                                          Common Stock    Additional                Other
                                        ----------------    Paid-In   Retained  Comprehensive
                                         Shares  Amount     Capital   Earnings     Income       Total
                                        -------  -------  ----------  --------  -------------  --------
                                                            (in thousands)
BALANCE AT JANUARY 1, 1996               24,940   $8,313    $ 10,492   $70,939          $(200)  $89,544
  Exercise of stock options               1,074      358       4,496                              4,854
  Secondary offering of common stock      3,450    1,150      86,521                             87,671
  Tax benefit of disqualifying
    disposition of incentive
    stock option shares                                        6,586                              6,586
  Three for two stock splits             31,353   10,451     (10,451)
  Net income                                                            26,789                   26,789
  Net unrealized losses on
    securities, net of tax                                                               (296)     (296)
                                                                                               --------
  Comprehensive income                                                                           26,493
                                         ------  -------    --------  --------  -------------  --------
BALANCE AT DECEMBER 31, 1996             60,817   20,272      97,644    97,728           (496)  215,148
  Restatement for
    poolings of interests                 4,511    1,504       4,110                              5,614
                                         ------  -------    --------  --------  -------------  --------
RESTATED BALANCE
AT JANUARY 1, 1997                       65,328   21,776     101,754    97,728           (496)  220,762
  Exercise of stock options               1,076      359       6,300                              6,659
  Tax benefit of disqualifying
    disposition of incentive
    stock option shares                                        5,858                              5,858
  Net income                                                            41,682                   41,682
  Net unrealized gains on
    securities, net of tax                                                                595       595
                                                                                               --------
  Comprehensive income                                                                           42,277
                                         ------  -------    --------  --------  -------------  --------
BALANCE AT DECEMBER 31 1997              66,404   22,135     113,912   139,410             99   275,556
  Exercise of stock options                 413      138       2,970                              3,108
  Three for two stock split              31,053   10,351     (10,351)
  Tax benefit of disqualifying
    disposition of incentive
    stock option shares                                        3,630                              3,630
  Net income                                                            63,771                   63,771
  Cumulative effect of
    accounting change                                                                     776       776
  Net unrealized gains on
    securities, net of tax                                                                294       294
                                                                                               --------
  Comprehensive income                                                                           64,841
                                         ------  -------    --------  --------  -------------  --------
BALANCE AT DECEMBER 31, 1998             97,870  $32,624    $110,161  $203,181         $1,169  $347,135
                                         ======  =======    ========  ========  =============  ========

See notes to consolidated financial statements.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      Year Ended December 31
                                                   ----------------------------
                                                     1998      1997      1996
                                                   --------  --------  --------
                                                          (in thousands)
OPERATING ACTIVITIES
  Net income                                       $ 63,771  $ 41,682  $ 26,789
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Depreciation and amortization                  16,220    12,202     9,140
      Provision for losses on accounts receivable     1,569     1,445       817
      Deferred income taxes (benefit)                   609      (313)      213
      Changes in operating assets and liabilities:
        Accounts receivable                         (18,412)  (17,363)   24,625
        Inventories                                  (5,853)     (906)      412
        Other current assets                         (1,149)   (1,630)      (31)
        Accounts payable and other liabilities       34,357   (21,739)   10,847
        Accrued liabilities                           2,635    14,327     7,219
                                                   --------  --------  --------
         NET CASH PROVIDED BY OPERATING ACTIVITIES   93,747    27,705    80,031

INVESTING ACTIVITIES
  Acquisition of property and equipment             (25,259) ( 15,150)  (16,069)
  Securities held-to-maturity:
    Acquisition of securities                        (9,630)  (17,141)  (57,135)
    Proceeds from maturity of securities              4,843    21,347       809
  Securities available-for-sale:
    Acquisition of securities                      (241,314) (156,515)  (36,054)
    Proceeds from sales of securities               104,383    48,401
    Proceeds from maturity of securities             48,098    32,178       173
  Merchant contracts purchased                      (16,946)  (12,986)   (3,565)
  Other                                                         5,551      (732)
                                                   --------  --------  --------
             NET CASH USED IN INVESTING ACTIVITIES (135,825)  (94,315) (112,573)

FINANCING ACTIVITIES
  Proceeds from exercise of stock options             3,108     6,659     4,854
  Proceeds from secondary offering of common stock                       87,671
  Proceeds from notes payable                        45,000    28,000
  Payments on notes payable                            (658)     (418)     (392)
                                                   --------  --------  --------
         NET CASH PROVIDED BY FINANCING ACTIVITIES   47,450    34,241    92,133
                                                   --------  --------  --------
                   NET INCREASE (DECREASE) IN CASH
                              AND CASH EQUIVALENTS    5,372   (32,369)   59,591

Cash and cash equivalents at beginning of period     63,795    96,164    36,573
                                                   --------  --------  --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD         $ 69,167  $ 63,795  $ 96,164
                                                   ========  ========  ========
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
    Interest                                         $3,591      $692       $82
                                                   ========  ========  ========
    Income taxes                                    $29,504   $16,861    $8,036
                                                   ========  ========  ========
See notes to consolidated financial statements.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


NOTE A - SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation:  The consolidated  financial statements include the accounts of Concord EFS, Inc. (Parent) and its wholly-owned subsidiaries, Concord Computing Corporation (Concord), EFS National Bank (EFSNB), EFS Federal Savings Bank (EFSFSB), Concord Retail Services, Inc., Concord Equipment Sales, Inc. (formerly VMT, Inc.), Pay Systems of America, Inc.
     (PSA) and Digital Merchant Systems, Inc. (DMS), (collectively, the Company). The Company repurchased the minority interest in Network EFT, Inc. during 1996 and transferred its residual business and operational assets to Concord. All material intercompany balances and transactions have been eliminated in consolidation.

Operations: The Company provides transaction processing, authorization and settlement services, throughout the United States. The primary components of these services are Merchant Card Services and ATM Services, comprising approximately 96% of revenues in 1998. The Company requires certain customers to provide letters of credit, surety bonds or cash deposits as collateral for outstanding accounts receivable.

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

     Debt and equity securities not classified as held-to-maturity or trading are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a component of accumulated other comprehensive income in stock-holders' equity.

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

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". Although the Statement is effective for years beginning after June 15, 1999, the Company adopted the statement early on July 1, 1998. Under provisions of the Statement, the Company reclassified all securities held-to-maturity to securities available-for-sale as of July 1, 1998. The adoption of SFAS No. 133 resulted in the cumulative effect of an accounting change of $776,000 being recognized as an increase in other comprehensive income.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market.

Other Assets:  Noncurrent other assets consist  primarily of purchased  merchant contracts recorded at cost. Purchased merchant contracts are evaluated by management for impairment at each balance sheet date through review of actual attrition and cash flows generated by the contracts in relation to the expected attrition and cash flows and the recorded amortization expense. If, upon review, actual attrition and cash flows indicate impairment of the value of the purchased merchant contracts, an impairment loss would be recognized. Amortization expense was recognized on a straight-line basis over an estimated useful life of five years through December 31, 1997. Effective January 1, 1998, the Company changed the estimated useful life of its purchased merchant contracts to six years. This change in accounting estimate is accounted for under the provisions of Accounting Principles Board (APB) Opinion No. 20, "Accounting Changes." Accordingly, the net book value of purchased merchant contracts as of January 1, 1998 is amortized over the remaining useful life of the contracts (using six years). Additionally, all purchased merchant contracts capitalized in 1998 are being amortized over a period of six years. The effect of the change in accounting estimate in 1998 was an increase to net income of approximately $583,000. The amounts shown on the balance sheet as of December 31, 1998 and December 31, 1997 are net of accumulated amortization of approximately $6.13 million and $2.10 million, respectively.

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

Earnings Per Share: Basic and diluted earnings per share are calculated in accordance with SFAS No. 128, "Earnings Per Share." All earnings per share amounts for all periods have been presented to conform to the Statement 128 requirements. Earnings per share, related per share data, stock options and stock option prices have been restated to reflect all stock splits through December 31, 1998.

Stock-based Compensation: The Company grants options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of the grant. These stock option grants are accounted for in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly, the Company recognizes no compensation expense for the stock option grants.

Comprehensive  Income:  In  1997,  the FASB  issued  SFAS  No.  130,  "Reporting
     Comprehensive Income" which established new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement in 1998 had no impact on the company's net income or stockholders' equity. SFAS No. 130 requires unrealized gains or losses on the company's available-for-sale securities to be included in accumulated other comprehensive income in stockholders' equity. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.

NOTE B - SECURITIES
The  following  is a  summary  of  securities  available-for-sale  and  held-to-
maturity:
                                               Gross       Gross     Estimated
                                   Amortized Unrealized  Unrealized     Fair
                                     Cost      Gains       Losses       Value
                                   --------- ----------  ----------  ---------
  Securities Available-for-Sale:                       (in thousands)
    December 31, 1998
      U.S. Government and agency
        Securities                 $  29,603    $   281     $   (74) $  29,810
      Mortgage-backed securities     130,355        395        (370)   130,380
      Municipal securities           116,630      1,972        (394)   118,208
                                   ---------    -------     -------  ---------
        Total debt securities        276,588      2,648        (838)   278,398
      Equity securities                9,782                             9,782
                                   ---------    -------     -------  ---------
                                   $ 286,370    $ 2,648     $  (838) $ 288,180
                                   =========    =======     =======  =========

    December 31, 1997
      U.S. Treasury securities     $   4,003    $     2     $        $   4,005
      U.S. Government and agency
        Securities                    41,338                   (131)    41,207
      Mortgage-backed securities      77,638        387        (180)    77,845
      Municipal securities            11,194         87          (4)    11,277
                                   ---------    -------     -------  ---------
        Total debt securities        134,173        476        (315)   134,334
      Equity securities                5,865                             5,865
                                   ---------    -------     -------  ---------
                                   $ 140,038    $   476     $  (315) $ 140,199
                                   =========    =======     =======  =========

  Securities Held-to-Maturity:
    December 31, 1997
      U.S. Government and agency
        Securities                 $   9,256    $    60     $        $   9,316
      Mortgage-backed securities      19,818        187                 20,005
      Municipal securities            23,434        879                 24,313
                                   ---------    -------     -------  ---------
                                   $  52,508    $1,126      $        $  53,634
                                   =========    =======     =======  =========

There were no material gains or losses on securities sold during the three years
ended   December   31,   1998.

The scheduled maturities of securities available-for-sale, excluding equity securities, at December 31, 1998, was as follows:

                              Available-for-Sale
                            ---------------------
                            Amortized      Fair
                              Cost        Value
                            ---------    --------
                                (in thousands)
  Due in one year or less    $ 34,705    $ 34,631
  Due in one to five years     50,243      51,038
  Due in five to ten years    109,563     110,683
  Due after ten years          82,077      82,046
                             --------    --------
                             $276,588    $278,398
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

Securities carried at approximately $95 million and $52 million at December 31, 1998 and December 31, 1997, respectively, were pledged to secure notes payable to the Federal Home Loan Bank.

NOTE C - INVENTORIES
At December 31, inventories consisted of:

                                      1998      1997
                                   --------   --------
                                      (in thousands)
  Point of sale equipment           $10,173     $5,106
  Repair parts                          939        153
                                    -------    -------
                                    $11,112     $5,259
                                    =======    =======

NOTE D - PROPERTY AND EQUIPMENT
At December 31, property and equipment consisted of:

                                     1998       1997
                                   --------   --------
                                      (in thousands)
  Computer facilities
    and equipment                  $102,091    $83,838
  Office furniture and equipment     11,738      5,075
  Leasehold improvements                950        607
                                   --------   --------
                                   $114,779    $89,520
                                   ========   ========

Depreciation expense was $12,203,626, $10,379,081 and $8,950,374 for the years ended December 31, 1998, 1997 and 1996, respectively. Maintenance and repair expense was $1,373,963, $1,298,405 and $1,500,203 for the years ended December 31, 1998, 1997 and 1996, respectively.

NOTE E - LONG-TERM DEBT AND LEASES
At December 31, long-term debt consisted of:

                                     1998       1997
                                   --------   --------
                                      (in thousands)
  Notes payable to the
    Federal Home Loan Bank          $73,000    $28,000
  Note payable to bank for ATMs         116        561
  Notes payable, other                             213
                                   --------   --------
                                     73,116     28,774
  Less current maturities              (116)      (445)
                                   --------   --------
                                    $73,000    $28,329
                                   ========   ========

The note payable to bank to purchase cash dispensing machines (ATMs) is payable through March 1, 1999 in monthly installments of $38,969 including interest at 6.25% and is secured by ATMs with a net book value of $701,034 at December 31, 1998 and $981,445 at December 31, 1997.

Notes payable to the Federal Home Loan Bank are adjustable rate advances due between May 20, 2002 and September 11, 2008. Current interest rates range from 5.41% to 6.08% and are secured by securities available-for-sale with a market value of approximately $95 million and $52 million at December 31, 1998 and 1997, respectively.

The Company rents office facilities under agreements classified as operating leases which expire in 1999 and 2000 and generally contain renewal options.
Rental expense for operating leases amounted to $1,518,419, $821,297 and $483,632 for the years ended December 31, 1998, 1997 and 1996, respectively.

Future maturities of notes payable and minimum lease payments for operating leases with initial or remaining terms in excess of one year are as follows:

                                     Notes   Operating
                                    Payable    Leases
                                   --------  ---------
                                      (in thousands)
  Year ending December 31:
    1999                            $   116     $  831
    2000                                           606
    2001                                           630
    2002                             28,000        569
    2003                             10,000        353
    Thereafter                       35,000        187
                                   --------  ---------
  Total future payments             $73,116     $3,176
                                   ========  =========

NOTE F - UNUSED LINES OF CREDIT
At December 31, 1998 the Company had available $20 million in unsecured lines of credit with other financial institutions. The lines of credit are contractual in nature, require no compensating balances or fees, expire at various dates throughout 1999 and are subject to renewal at the discretion of the institutions.

NOTE G - EMPLOYEE BENEFIT PLAN
Effective January 1, 1998, the Company established the Concord EFS Savings Plan (the Plan). Employees who have reached the age of 21 and completed one year of service with the Company are eligible to participate in the Plan. The Plan provides for voluntary tax-deferred contributions by eligible employees and discretionary Company contributions. The Company's cost related to the Plan in 1998 was approximately $114,000.


NOTE H - INCOME TAXES
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets at December 31, are as follows:

                                     1998       1997
                                   --------   --------
                                      (in thousands)
  Deferred tax liabilities:
    Property and equipment           $3,622     $2,442
    Securities available-for-sale       641         62
    Other                                           87
                                   --------   --------
  Total deferred tax liabilities      4,263      2,591
                                   --------   --------
  Deferred tax assets:
    Bad debt allowance                  248        502
    Inventory                            37         57
    Merchant contracts purchased      1,361        488
    Other                                28        143
                                   --------   --------
  Total deferred tax assets           1,674      1,190
                                   --------   --------
  Net deferred tax liabilities       $2,589     $1,401
                                   ========   ========

The components of the provision (benefit) for income taxes for the three years ended December 31 are as follows:

                                1998      1997      1996
                              --------  --------  --------
                                     (in thousands)
  Allocated to net income:
    Current
      Federal                  $32,202   $23,478   $14,221
      State                        932       425        92
                              --------  --------  --------
                                33,134    23,903    14,313
                              --------  --------  --------
    Deferred
      Federal                      529      (320)      187
      State                         80         7        26
                              --------  --------  --------
                                   609      (313)      213
                              --------  --------  --------
                               $33,743   $23,590   $14,526
                              ========  ========  ========
  Allocated to other
    comprehensive income:
      Deferred
        Federal                   $504      $281     $(138)
        State                       75        42       (20)
                              --------  --------  --------
                                  $579      $323     $(158)
                              ========  ========  ========

The reconciliation of income taxes computed at the U. S. federal statutory tax rate of 35% to income tax expense for the three years ended December 31 are as follows:
                                1998      1997      1996
                              --------  --------  --------
                                     (in thousands)
  Tax at statutory rate        $34,130   $22,845   $14,460
  State income taxes, net of
    federal benefit                653       281        77
  Tax exempt interest income    (1,175)     (511)     (124)
  Other, net                       135       975       113
                              --------  --------  --------
                               $33,743   $23,590   $14,526
                              ========  ========  ========

Income tax benefits resulting from the disqualifying dispositions of certain employee incentive stock option shares were credited to additional paid-in capital because no compensation expense was charged to income for financial reporting purposes related to the exercise of such options.

NOTE I - EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share:

                                                   Year Ended December 31
                                                ----------------------------
                                                  1998      1997      1996
                                                --------  --------  --------
                                           (in thousands, except per share data)
  Numerator:
    Net income                                   $63,771   $41,682   $26,789
                                                ========  ========  ========
  Denominator:
    Denominator for basic earnings per share,
      weighted-average shares                     97,628    96,527    86,226

    Effect of dilutive securities,
      employee stock options                       2,805     2,868     3,677
                                                --------  --------  --------
    Denominator for diluted earnings per share-
      adjusted weighted-average shares and
      assumed conversions                        100,433    99,395    89,903
                                                ========  ========  ========

    Basic earnings per share                       $0.65     $0.43     $0.31
                                                ========  ========  ========

    Diluted earnings per share                     $0.63     $0.42     $0.30
                                                ========  ========  ========

NOTE J - INCENTIVE STOCK OPTION PLAN
The Company has an Incentive Stock Option Plan allowing for the grant of up to 13,668,750 shares of Common Stock for the benefit of the Company's key employees. Options are granted at not less than 100% of the market value on the date of the grant (110% in the case of a holder of more than 10% of the outstanding shares) and generally become exercisable within four years of the date of the grant. Information pertaining to the Incentive Stock Option Plan is summarized below, in thousands, except price per share:

                                  Number of       Weighted        Weighted
                                    Shares         Average         Average        Options
                                 Under Option  Exercise Price  Aggregate Price  Exercisable
                                 ------------  --------------  ---------------  -----------
  Outstanding at January 1, 1996     6,323         $  3.68          $23,283        2,903
    Granted                          1,308           13.73          =======        =====
    Exercised                       (1,877)           2.59
    Terminated                        (501)           4.26
                                    ------
  Outstanding at December 31, 1996   5,253         $  6.51          $34,203        2,380
    Granted                          3,129           15.22          =======        =====
    Exercised                       (1,614)           4.13
    Terminated                         (40)          10.87
                                    ------
  Outstanding at December 31, 1997   6,728          $11.11          $74,732        1,860
    Granted                          2,989           20.37          =======        =====
    Exercised                         (477)           6.52
    Terminated                         (34)          14.60
                                    ------
  Outstanding at December 31, 1998   9,206          $14.34          $32,006        2,988
                                    ======                          =======        =====

The weighted average grant date fair value of options granted during 1998, 1997 and 1996 was $6.15, $4.67 and $3.65, respectively.

The  following  table  provides   additional   information   regarding   options
outstanding as of December 31, 1998:

                                                 Weighted Average                Weighted Average
                                 Weighted           Remaining       Number of   Exercise Price of
Option Exercise    Options        Average     Contractual Life of    Options         Options
  Price Range    Outstanding  Exercise Price    Options in Years   Exercisable     Exercisable
---------------  -----------  --------------  -------------------  -----------  -----------------
$ 2.73 - $ 4.79     1,162          $3.31              4.92             1,155         $ 3.30
  5.93 -  13.00     1,882           9.73              6.82             1,029           9.06
 15.08 -  26.13     6,162          17.83              8.66               804          15.55
                    -----                                              -----
$ 2.73 - $26.13     9,206         $14.34              7.81             2,988         $ 8.58
                    =====                                              =====

The Company has elected to follow APB No. 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by Statement No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1998, 1997, and 1996, respectively: risk-free interest rates of 6.0%, 6.25%, and 6.5%, and volatility factors of the expected market price of the Company's common stock of .358, .344, and .265. Assumptions that remained constant for all years were dividend yields of 0% and a weighted average expected life of the options of three years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows for the years ended December 31 (in thousands, except for earnings per share):

                                         1998      1997      1996
                                       --------  --------  --------
  Pro forma net income                  $56,987   $38,631   $25,883
  Pro forma basic earnings per share      $0.58     $0.40     $0.30
  Pro forma diluted earnings per share    $0.57     $0.39     $0.29


Pro forma disclosures are not likely to be representative of the effects of reported pro forma net income and earnings per share in future years as additional options may be granted in future years and the vesting of options already granted will impact the pro forma disclosures.

NOTE K - EMPLOYMENT AGREEMENTS
In February 1998, the Company entered into incentive agreements with its CEO and President, each for a term of five years expiring February 2003. Each agreement sets out the executive's annual base pay, provides for the establishment of an incentive compensation program under which each executive will have a bonus potential of 50% of annual base salary, and provides for grants of stock options, including regular stock options of up to 375,000 shares a year based on performance and special stock options contingent upon, or providing accelerated vesting upon, the average market price of Concord stock reaching and maintaining certain levels.

The agreements contain certain non-compete provisions and change in control provisions regarding the acceleration of outstanding stock options and the payment of bonuses.

NOTE L - MERGERS AND ACQUISITIONS
On June 30, 1998, the Company merged with Digital Merchant Systems of Illinois, Inc. and American Bankcard International, Inc. (jointly named "DMS"). DMS is a leading independent sales organization in the credit card industry. The mergers were accounted for using the pooling-of-interests method of accounting. The
Company exchanged 4,425,000 shares of its common stock for all of the outstanding common stock of DMS. In accordance with pooling-of-interests accounting, no adjustments have been made to the historical carrying value of the assets and liabilities of DMS.

The following table presents selected financial information, split between the Company and DMS:

                         Year ended December 31
                         ----------------------
                             1998       1997
                           --------   --------
  Revenue:
    Concord EFS, Inc.      $361,604   $240,004
    DMS (1)                  14,134     30,070
                           --------   --------
                           $375,738   $270,074
                           ========   ========
  Net income:
    Concord EFS, Inc.      $ 61,857   $ 42,746
    DMS (1)                   1,914     (1,064)
                           --------   --------
                           $ 63,771   $ 41,682
                           ========   ========

(1) The 1998 amounts reflect the results of operations from January 1, 1998 through June 30, 1998. The results of operations from July 1, 1998 through December 31, 1998 are included in Concord EFS, Inc. amounts.

The financial statements of DMS prior to January 1, 1997, were immaterial for restatement.

NOTE M - OPERATIONS BY INDUSTRY SEGMENT
In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information, which establishes standards for reporting financial information about operating segments in annual and interim financial statements. SFAS No. 131 requires that financial information be reported on the same basis that is reported internally for evaluating segment performance and allocating resources to segments. SFAS No. 131 addresses how supplemental financial information is disclosed in annual and interim reports; therefore, its adoption in 1998 had no impact on the financial condition or operating results of the Company.

Concord has two reportable segments: Merchant Card Services and ATM Services. The Company's revenues from Merchant Card Services result from processing credit card transactions using VISA, MasterCard, Discover, American Express and Diner's Club Cards. In addition, the Company processes debit card transactions for banks issuing such cards. Merchant Card Services provides electronic payment services to supermarket chains, grocery stores, convenience store merchants and other retailers. Merchant Card Services also includes trucking services providing a variety of flexible payment systems that enable drivers of trucking companies to use payment cards to purchase fuel and services and to obtain cash advances at truck stops.

ATM Services include transactional fee income and surcharge revenue from ATMs owned by the Company as well as ATM transaction processing for ATMs owned by the Company's merchants. The Company evaluates performance and allocates resources based on profit or loss from operations. Items classified as "Other" include revenues not identifiable with the two reportable segments described above and costs of operations and selling, general and administrative expenses which are not allocated to the reportable segments. The accounting policies of the reportable segments are the same as those described in Note A - Significant Accounting Policies.

The Company's reportable segments are business units that offer different products. The reportable segments are each managed separately because they are distinct products for different end users. No single customer of the Company accounts for a material portion of the Company's revenues.

Industry segment information for the years ended December 31, 1998, 1997, and 1996 is presented below:

                              Merchant
                                Card       ATM
                              Services   Services     Other      Total
                              --------   --------   --------   --------
                                         (in thousands)
Year Ended December 31, 1998:
  Revenue                     $333,652   $ 29,240   $ 12,846   $375,738

  Cost of operations          (162,512)   (23,539)   (89,323)  (275,374)

  Selling, general &
    administrative expenses                          (16,559)   (16,559)

  Taxes & interest, net                              (20,034)   (20,034)
                              --------   --------   --------   --------
  Net income                  $171,140   $  5,701  ($113,070)  $ 63,771
                              ========   ========   ========   ========

Year Ended December 31, 1997:
  Revenue                     $236,262   $ 21,790   $ 12,022   $270,074

  Cost of operations          (107,832)   (16,328)   (74,779)  (198,939)

  Selling, general &
    administrative expenses                          (16,664)   (16,664)

  Taxes & interest, net                              (12,789)   (12,789)
                              --------   --------   --------   --------
  Net income                  $128,430   $  5,462  ($ 92,210)  $ 41,682
                              ========   ========   ========   ========

Year Ended December 31, 1996:
  Revenue                     $147,488   $  6,471   $ 12,741   $166,700

  Cost of operations           (73,652)    (3,668)   (42,355)  (119,675)

  Selling, general &
    administrative expenses                           (9,724)    (9,724)

  Taxes & interest, net                              (10,512)   (10,512)
                              --------   --------   --------   --------
  Net income                  $ 73,836   $  2,803  ($ 49,850)  $ 26,789
                              ========   ========   ========   ========

NOTE N - COMMITMENTS AND CONTINGENCIES
The Company is a party to various claims and litigation in the normal course of business, none of which is expected to have a material effect on the consolidated financial statements.

NOTE O - DEBT AND DIVIDEND RESTRICTIONS
In accordance with federal banking laws, certain restrictions exist regarding the ability of the banking subsidiary to transfer funds to the Parent in the form of cash dividends, loans or advances. The approval of certain regulatory authorities is required to pay dividends in excess of earnings retained in the current year plus retained net earnings for the preceding two years. As of December 31, 1998, approximately $128,521,000 of undistributed earnings of EFSNB, included in consolidated retained earnings, was available for distribution to the Parent as dividends without prior regulatory approval. Under Federal Reserve regulations, the banking subsidiary is also limited as to the amount it may loan to affiliates, including the Parent, unless such loans are collateralized by specific obligations. At December 31, 1998, the maximum amount available for transfer from EFSNB to the Parent in the form of loans approximated 6.22% of consolidated net assets.

NOTE P - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. These fair values are provided for disclosure purposes only, and do not impact carrying values of financial statement amounts.

Cash and Cash Equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Securities (Including Mortgage-backed Securities): Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Long-term Borrowings: The fair values of the Company's long-term borrowings are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

                                    Carrying Amount   Fair Value
                                    ---------------   ----------
                                             (in thousands)
December 31, 1998:
  Financial Assets:
    Cash and cash equivalents           $ 69,167        $ 69,167
    Available-for-sale securities        288,180         288,180

  Financial liabilities:
    Notes payable                         73,116          71,652

December 31, 1997:
  Financial Assets:
    Cash and cash equivalents           $ 63,795        $ 63,795
    Available-for-sale securities        140,199         140,199
    Held-to-maturity securities           52,508          53,634

  Financial liabilities:
    Notes payable                         28,774          28,666


NOTE Q - SUBSEQUENT EVENTS
On February 18, 1999, the stockholders approved an amendment to the Company's incentive stock option plan to increase the shares issuable under the plan from 13,668,750 to 25,000,000 shares.

On February 18, 1999, the stockholders approved the Company's issuance of shares in connection with its acquisition of Electronic Payment Services, Inc. (EPS). The Company completed the merger with EPS on February 26, 1999 by issuing 30,064,838 shares of the Company's common stock for all of the outstanding common stock of EPS. The acquisition was accounted for using the pooling of interests method of accounting. EPS provides transaction processing services to financial institutions and retailers throughout the United States. EPS also owns and operates electronic data processing and data-capture networks that process transactions originating at ATMs and point-of-sale terminals.

The following table presents unaudited pro-forma combined operating results for the Company and EPS for the years ended December 31, 1998, 1997 and 1996:


                              1998       1997       1996
                            --------   --------   --------
                         (in thousands, except per share data)

  Revenue                   $634,511   $490,030   $355,459

  Net income                  88,695     59,692     37,732

  Basic earnings per share     $0.69      $0.47      $0.32

  Diluted earnings per share   $0.67      $0.46      $0.31


In connection with the acquisition of EPS, the Company expects to incur approximately $10.5 million in acquisition related expenses in the first quarter of 1999. These expenses are primarily investment banking, legal and accounting fees. Although no definite plan has been adopted, management is currently reviewing operational synergies, such as duplicate facilities, computer and communication hardware and software and other contractual relationships, including severance, that may require additional charges in the second quarter of 1999 and beyond. Management plans to complete this analysis by May 31, 1999.

                         REPORT OF INDEPENDENT AUDITORS






Board of Directors and Stockholders
Concord EFS, Inc.

We have audited the accompanying consolidated balance sheets of Concord EFS, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Concord EFS, Inc. and subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.




                                                       /s/Ernst & Young LLP






Memphis, Tennessee
February 11, 1999, except for
Note Q, as to which the
date is February 26, 1999

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
Douglas C. Altenbern*
  Retired Chairman and CEO of            Market for Common Stock
  Pay Systems of America, Inc.             NASDAQ National Market
                                           Ticker Symbol:   CEFT
David C. Anderson *
  Retired Executive Vice President and   Annual Meeting
  CFO, Burlington Northern, Inc.           May 14, 1998

J. Richard Buchignani, Esq.  *           Transfer Agent & Registrar
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
  and EFS National Bank

Jerry D. Mooney  *
  Retired President and CEO,
  ServiceMaster Employer Services, Inc.

Paul L. Whittington *                    * Audit Committee Member
  Retired Partner Ernst & Young LLP

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

                    William E. Lucado, Senior Vice President,
                    Chief Investment and Compliance Officer,
                  Concord EFS, Inc. and EFS National Bank, and
                       President, EFS Federal Savings Bank