Form 10-K405, Exhibit 13
period 1999-12-31
CONCORD EFS INC
filed 2000-03-29
CIK 740112

CONCORD EFS, INC AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA

The following selected financial data (in thousands, except per share data) should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere herein.

                                                                                              Percentage of
                                                                                                 Revenue              Percentage
                                                                                          -----------------------       Change
                                                                                                Year Ended         ---------------
                                                 Year Ended December 31                         December 31         1999     1998
                                --------------------------------------------------------  -----------------------   Over     Over
                                  1999        1998        1997        1996        1995       1999   1998   1997     1998     1997
                                --------    --------    --------    --------    --------    ------ ------ ------   ------   ------
Income Statement Data:
Revenue                         $830,059    $634,511    $490,030    $355,459    $295,552     100%    100%   100%    30.8%   29.5%

Cost of Operations               592,299     446,515     340,770     241,273     197,394     71.4    70.4   69.5    32.6    31.0

Selling, General and
   Administrative Expenses        50,830      51,185      50,008      42,811      47,907      6.1     8.1   10.2    (0.7)    2.4

Acquisition and
   Restructuring Charges          36,189          -           -           -           -       4.4      -      -    100.0      -

Operating Income                 150,741     136,811      99,252      71,375      50,251     18.2    21.6   20.3    10.2    37.8

Interest Income (Expense), Net    16,092       3,703      (1,789)    (10,296)    (13,766)     1.9     0.6   (0.4)  334.6   307.0

Income Taxes                      65,181      51,819      37,771      23,347      15,627      7.9     8.2    7.7    25.8    37.2

Net Income                       101,652      88,695      59,692      37,732      20,858     12.2    14.0   12.2    14.6    48.6

Basic Earnings Per Share           $0.51       $0.46       $0.31       $0.21       $0.12

Diluted Earnings Per Share         $0.49       $0.45       $0.31       $0.21       $0.12

Basic Shares                     199,147     191,539     189,888     174,437     169,622

Diluted Shares                   206,392     197,921     194,906     180,284     175,281

Balance Sheet Data:
Working Capital               $  509,756    $285,397    $148,987    $ 69,860    $ 32,911

Total Assets                   1,096,865     784,118     619,196     554,462     396,144

Long Term Debt, Less
   Current Maturities             75,000     173,000     153,329     150,561     175,978

Total Stockholders' Equity       702,313     360,535     260,544     182,126      45,339


Dear Stockholders:

Concord has again produced another record year of financial results. For 1999, excluding acquisition and restructuring charges, revenue increased 31%, net income increased 46% and diluted earnings per share increased 40%. This was the Company's 13th consecutive year of earnings growth.

In reviewing the Company's progress over the past decade there have been a number of key turning points. In the early part of the decade its principal subsidiary, EFS, Inc., was converted to EFS National Bank. This allowed the Company to provide its own sponsorship, to perform settlement services completing the vertical integration of its service offerings, and to connect into regional and national credit and debit networks, thus reducing transaction costs significantly. Additionally, the Company won the endorsement of the National Grocers Association as a recommended processor for electronic credit and debit card transactions to its members, thus accelerating revenue growth in a new market segment. In the mid 90's, it began placing automated teller machines (ATMs) in truckstops and became the largest provider of ATMs to large truckstop chains across the country. And finally in 1999, we completed the acquisition and integration of Electronic Payment Services, Inc. (EPS) and ended the year meeting management's goals for growth and earnings for the combined entity.

Concord enjoyed steady growth from its core business lines in 1999, adding new merchants and benefiting from the shift to electronic transactions in the general retail, supermarket, petroleum, financial institution, and trucking distribution channels. With strong market share in these segments, Concord is well positioned for continued growth in virtually all types of cashless payment, including all card types -- credit, debit, electronic benefits transfer (EBT), fleet, prepaid, and ACH -- and a variety of check-based options.

In June, we held a $1.1 billion common stock offering, which was the second largest in the history of the NASDAQ stock exchange up to that point. This offering principally allowed the former owners of EPS to sell the Concord common stock they received in the acquisition of EPS.

In July, Concord announced that it had been selected by the Food Marketing Institute to be a strategic partner in developing electronic payment solutions to reduce costs in the supermarket industry. For its contribution to the partnership, Concord is developing and testing methods such as check conversion and pre-authorized debit to replace traditional paper checks. We anticipate that this will become a major new source of transaction revenue in the near future.

In keeping with our mission to expedite cashless commerce with complete business solutions, we announced our strategy for facilitating business-to-consumer and business-to-business commerce on the Internet. Our three-tiered approach involves supplying the building blocks for e-commerce to companies of all sizes, from small "Main Street" stores without a presence on the World Wide Web, to large, sophisticated clients seeking a secure processing engine for high-volume sites. In November, we announced an agreement to acquire Virtual Cyber Systems
(VCS), an Internet software development company. Its software will be a key element in helping small merchants manage their web sites efficiently and inexpensively.

And finally, in December we announced an agreement to acquire Card Payment Systems (CPS), a reseller specializing in providing card-based payment processing services to independent sales organizations, which in turn sell those services to retailers. CPS will form the foundation for an important new unbranded distribution channel for Concord's full range of cashless commerce services. Completion of these acquisitions was announced in February 2000.

The outcome of this remarkable year is that an even stronger Company emerged. We ended the year as the nation's largest ATM processor, the largest acquirer of on-line debit and EBT transactions, and the leading point-of-sale provider to the supermarket and petroleum industries. We believe the Company will continue to grow revenue and earnings at a high rate into the future.

Sincerely,



         Dan M. Palmer                            Edward A. Labry III
         Chairman of the Board                    President
         Chief Executive Officer

                       Concord EFS, Inc. and Subsidiaries
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations


This Annual Report may contain or incorporate by reference statements which may constitute "forward-looking" information, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. Any such statements are not guarantees for future performance and involve risks and uncertainties, and actual results may differ materially from those contemplated by such forward-looking statements. Important factors that could cause actual results to differ materially from those in forward-looking statements include (i) the loss of key personnel or inability to attract additional qualified personnel, (ii) changes in card association rules,
(iii) changes in card association fees, (iv) restrictions on surcharging or a decline in the deployment of automated teller machines, (v) dependence on VISA and MasterCard registrations, (vi) the credit risk of merchant customers, (vii) susceptibility to fraud at the merchant level, (viii) receiving lower price margins from higher volume merchants, (ix) increasing competition, (x) the success of a new VISA debit card product, (xi) the loss of key customers, (xii) continued consolidation in the banking and retail industries, (xiii) risks related to acquisitions, (xiv) changes in rules and regulations governing financial institutions, (xv) the inability to remain current with rapid technological change, (xvi) dependence on third-party vendors, (xvii) the imposition of additional state taxes, (xviii) volatility of the Company's common stock price and (xix) changes in interest rates. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future results over time.

Recent Acquisitions

On February 26, 1999, the Company completed its acquisition of EPS, a company which provides transaction processing services to financial institutions and retailers throughout the United States. The acquisition was accounted for as a pooling of interests in which the Company exchanged 45.1 million of its shares for all of the outstanding common stock of EPS. The Company incurred $36.2 million of expenses related to the acquisition in 1999. These expenses included communication conversion costs, advisory fees, severances and asset write-offs. Management continues to review potential operational synergies from the acquisition, such as duplicate facilities, computer hardware and software and other contractual relationships.

On February 1, 2000, the Company announced completion of the acquisition of CPS, a New York-based reseller of payment processing services. The acquisition will be accounted for as a pooling of interests transaction in which Concord will issue 6.2 million shares of its common stock. CPS provides card-based payment processing services to independent sales organizations (ISOs), which in turn sell those services to retailers. The Company anticipates acquisition costs related to this transaction will be incurred during the first quarter of 2000; however, the impact to the results of operations is not expected to be significant.

                       Concord EFS, Inc. and Subsidiaries
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations


Recent Acquisitions - continued

On February 7, 2000 the Company announced completion of its acquisition of Virtual Cyber Systems (VCS), an internet software development company. The acquisition of VCS, for which the Company will pay approximately $2 million, will be accounted for as a purchase transaction and will be immaterial to the Company's financial statements.

Restatement of Historical Financial Information

The historical financial information presented herein has been restated in accordance with pooling of interests method of accounting for business combinations. The financial information reflects the financial position, operating results and cash flows of the respective companies as though the companies were combined for all periods presented.

Overview

Concord EFS, Inc. (the Company) is a fully integrated leading provider of electronic transaction authorization, processing, settlement and funds transfer services on a nationwide basis. The Company focuses on marketing its services to supermarket chains and multiple lane retailers, financial institutions, petroleum and convenience stores, grocery stores, the trucking industry and other retailers. The Company's primary activity is Merchant Services, in which it provides integrated electronic transaction services for credit card, debit card and electronic benefits transfer (EBT) card transactions. These transaction services include data capture, authorization and settlement services for over 400,000 point-of-sale terminals. The Company also provides automated teller machine (ATM) Services, consisting of owning and operating the MAC-branded electronic funds transfer network and processing for approximately 39,000 ATMs nationwide, of which it owns approximately 1,000.

The substantial majority of the Company's revenue (68.0% in 1999 and 67.0% in 1998) is generated from fee income related to Merchant Services. These services include:

 -- the processing of credit card transactions for all major credit card brands including VISA, MasterCard, American Express, Discover and Diners Club;

 -- the processing of debit card transactions for financial institutions issuing these and similar cards; and

 -- the provision of electronic payment services to supermarket chains and multiple lane retailers, financial institutions, petroleum and convenience stores, grocery stores, trucking companies and other retailers.

                       Concord EFS, Inc. and Subsidiaries
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations


Overview - continued

Revenue from Merchant Services consists primarily of discount fees charged to merchants, which are a percentage of the dollar amount of each credit card transaction the Company processes, as well as a flat fee per transaction. The discount fee is negotiated with each merchant and typically constitutes a bundled rate for the transaction authorization, processing, settlement and funds transfer services we provide. This revenue and fees from other transactions are recognized at the time the merchants' transactions are processed.

The other principal component of the Company's revenue derives from ATM Services (approximately 30.0% in 1999 and 31.0% in 1998). ATM Services revenue consists of fee income and other surcharges charged for proprietary ATMs, processing fees for third party ATMs and terminals, and other access, switching and card processing fees. The remaining balance of the Company's revenue is derived principally from check verification and authorization services and sales of point-of-sale terminals. Revenues related to ATM services are recognized at the time of the transaction.

Cost of operations includes all costs directly attributable to the provision of services to the Company's customers. The most significant component of cost of operations includes interchange and assessment fees, which are amounts charged by the credit and debit card associations. Interchange and assessment fees are billed primarily as a percentage of dollar volume processed and, to a lesser extent, as a per-transaction fee. Cost of operations also includes telecommunications costs, occupancy costs, depreciation, the cost of equipment leased and sold, operating salaries and wages, amortization of merchant contracts and other intangibles, the cost of operating the Company's MAC network and other miscellaneous merchant supplies and services expenses.

The Company's selling, general and administrative expenses include salaries and wages and other general administrative expenses (including certain amortization costs).

Results of Operations

1999 Compared to 1998

Revenue increased 31% in 1999. Transaction processing revenue from Merchant Services, which includes credit, debit, EBT and fuel card transactions, increased 33% for the year. This additional revenue was the result of higher transaction processing volumes from adding new merchants, increasing acceptance of electronic payment cards and the cross-selling of settlement processing to several of EPS' higher volume merchants. Merchant Services was 68% of total revenue. ATM Services, which include ATM terminal driving, MAC network access,

                       Concord EFS, Inc. and Subsidiaries
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations


Results of Operations - continued

processing, gateway and off-line debit fees, as well as ATM surcharges and processing fees, increased 26%. Increased transactional volumes and in-house processing of the EPS off-line debit product were the primary factors for the increase. ATM Services was 30% of total revenue. Other revenue, primarily Check and Terminal Services, was 2% of total revenue and increased 32% in 1999 on higher terminal sales in 1999.

Net income as a percentage of revenue decreased in 1999 to 12.2% from 14.0% in the prior year. The primary component of the change in net income as a percentage of revenue was due to the one-time acquisition and restructuring charges related to the merger with EPS.

Additionally, net income as a percentage of revenue decreased due to the Company's overall tax rate which increased from 36.9% in 1998 to 39.1% in 1999. The increase in the tax rate resulted from certain nondeductible acquisition costs and a tax component write-off of $1.3 million for impaired state tax net operating losses of EPS incurred after the one-time acquisition and restructuring charges related to the merger of EPS. Excluding the pre-tax charges and tax component write-off, the tax rate decreased from 36.9% in 1998 to 36.3% in 1999.

Excluding the pre-tax charges and tax component write-off, net income as a percentage of revenue improved to 15.6% compared to 14.0% in 1998, an increase of 11% over the prior year. This net margin improvement was the result of a combination of factors. Improvements, as a percentage of revenue, were made in selling, general and administrative expenses and net interest income. These improvements were offset by an increase in the cost of operations as a percentage of revenue.

Cost of operations increased in 1999 to 71.4% of revenue compared to 70.4% in the prior year. The increase in cost of operations, as a percentage of revenue, was primarily due to lower margin revenue, starting late in the third quarter of 1999, which was principally from larger, higher volume merchants who command and deserve lower transactional pricing. This lower margin revenue was primarily from the cross-selling of settlement processing to several higher volume EPS merchants and from bringing our off-line debit product in-house. The new lower margin revenue was partially offset by other operating costs such as payroll, depreciation and amortization and other certain operating costs, decreasing as a percentage of revenue.

Selling, general and administrative expenses decreased from $51.2 million in 1998 to $50.8 million in 1999, a decrease of $0.4 million. These expenses were down slightly as higher salaries and wages were offset by lower legal and other expenses. As a result, selling, general and administrative expenses were 6.1% of revenue in 1999 versus 8.1% in 1998.

                       Concord EFS, Inc. and Subsidiaries
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations


Results of Operations - continued

The Company incurred certain acquisition and restructuring charges in 1999 totaling $36.2 million as a result of its merger with EPS. These expenses included $10.5 million related to the acquisition of EPS. These expenses were primarily for investment banking fees; however, legal, accounting, registration and other fees and expenses were also incurred.

In order to create a single communications infrastructure for the Company's transaction processing businesses, the Company adopted a plan to convert EPS' communications network and accrued $12.4 million related to the conversion plan.

Asset write-offs of $8.2 million were incurred relating to the acquisition of EPS. For competitive reasons, resources were reallocated in certain geographic areas of the MAC network of EPS, causing impairment to the related intangible assets of approximately $2.8 million. Upon review of EPS contracts and the undiscounted cash flows estimated to be generated by the related customer list intangible assets of EPS, the Company recognized impairment loss of approximately $3.6 million. An additional $1.8 million was written off for assets that are no longer used or supported under restructured marketing and business plans adopted by the Company.

EPS uses a third party bank for its off-line debit processing. During the year ended December 31, 1999, the Company adopted a plan to take this process in-house, and the applicable restructuring charge of $2.8 million was incurred.

Related to the reallocated resources in certain geographic areas of the MAC network, EPS employees from those regions were terminated as the related facilities were closed for which approximately $0.2 million was charged. Additionally, certain employees of EPS were terminated due to the reorganization of management for the combined Company. The total cost charged for severance was $0.7 million. An additional severance cost of $1.4 million was accrued during the fourth quarter for the termination of an employee under contract by EPS.

The Company has utilized all but $12.7 million of the $36.2 million liability. The Company anticipates that the remainder of the liability related to system restructuring will be extinguished by December 31, 2000. (See Notes to the Consolidated Financial Statements for a detailed rollforward of the $36.2 million liability for the year ended December 31, 1999.)

In addition to the pre-tax charges, a tax component write-off of $1.3 million for impaired state tax net operating losses of EPS was incurred.

                       Concord EFS, Inc. and Subsidiaries
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations


Results of Operations - continued

Net interest income improved as a percentage of total revenue to 1.9% in 1999 compared to 0.6% in 1998. A principal source of additional interest income each year is the investment of available cash flow from operations in securities available for sale. Approximately $61.7 million from the June 1999 offering of the Company's common stock was invested in securities available for sale. Increased transaction settlement volumes contributed to interest earned from overnight and short-term investments. These factors increased interest income by 50% over 1998. Total long and short-term debt was reduced approximately $146 million in June 1999 from the proceeds of the June 1999 common stock offering. As a result, interest expense decreased 22% in 1999 from 1998. The combination of these factors increased net interest income as a percentage of revenue.

1998 Compared to 1997

Revenue increased 30% in 1998. Transaction processing revenue from Merchant Services, which includes credit, debit, EBT and fuel card transactions increased 36% for the year. The addition of new merchants increased transactional volumes and related revenue. Higher credit card transaction processing rates also contributed to the increase in revenue. The increase in rates was a pass-through of higher interchange expenses assessed to the Company from the credit card associations. The widening acceptance of debit and EBT card transactions at new and existing merchants also contributed to the increase in revenue. Merchant Services was 67% of total revenue. ATM Services, which include ATM terminal driving, MAC network access, processing, gateway and off-line debit fees, as well as ATM surcharges and processing fees, increased 19%. The placement of new ATMs, new ATM processing customers and increases in transactional volumes accounted for the increase. ATM Services was 31% of total revenue. Other revenue, primarily Check and Terminal Services, was 2% of total revenue and increased 7% in 1998.

Net income as a percentage of revenue increased in 1998 to 14.0% from 12.2% in the prior year. Cost of operations increased in 1998 to 70.4% of revenue compared to 69.5% in the prior year. Operational cost increases were due to the blended growth of several costs at varying rates. Interchange costs from credit card association increases and Year 2000 compliance and development expenses were balanced by other operating expenses such as depreciation and payroll growing at a slower rate than revenue.

The primary component of the margin improvement was due to selling, general and administrative expenses increasing only $1.2 million or 2%, from $50.0 million in 1997 to $51.2 million in 1998. As a result of slower growth rate in these expenses, selling, general and administrative expenses were 8.1% of revenue in 1998 versus 10.2% in 1997.

                       Concord EFS, Inc. and Subsidiaries
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations


Results of Operations - continued

A second component of the margin improvement was the combination of net interest income (expense) and income taxes. During 1998 the Company increased its allocation of municipal investment securities within the investment portfolio from 18% at year end 1997 to 41% at year end 1998. Municipal investment securities are generally tax-exempt for federal income tax purposes and have lower interest rates than taxable investment securities. While the total debt increased $19.3 million in 1998 to $198.1 million from $178.8 million in 1997, $45 million in new debt was used to purchase higher yielding investment securities while existing higher rate debt was paid down by $25.7 million. As a result of these factors, net interest income (expense) increased as a percentage of total revenue to 0.6% in 1998 from (0.4%) in 1997, and the Company's overall tax rate decreased from 38.8% in 1997 to 36.9% in 1998 due to the non-taxable interest income.

Goodwill and Other Intangible Assets

At December 31, 1999 and 1998, approximately $3.1 million and $3.9 million, respectively, were paid to customers under the Company's conversion assistance program. These payments were made to customers converting to the MAC network primarily for promotional sign replacements and card reissuance. Amortization expense associated with these assets was approximately $2.2 million, $3.1 million, and $3.0 million for the years ended December 31, 1999, 1998 and 1997, respectively. These payments are being amortized over five years.

On July 25, 1997, the Company entered into an agreement with an unrelated third party whereby the Company granted perpetual licensing rights to the technology to the third party in exchange for $25.0 million. The agreement further grants the third party exclusive rights to the technology for a period of four years. The proceeds received from the licensing agreement have been deferred and are being earned over the exclusivity period of the agreement. The development costs capitalized are being amortized over the same period.

The Company had goodwill and other intangible assets, net of accumulated amortization, of $110.7 million and $104.3 million at December 31, 1999 and 1998, respectively. These assets comprised 10.1% and 13.3% of total assets and 15.8% and 28.9% of stockholders' equity at December 31, 1999 and 1998, respectively.

Goodwill arose primarily from a series of transactions that occurred related to EPS, prior to its merger with the Company in 1999. The majority of the goodwill was contributed to EPS as part of its formation in 1992.

                       Concord EFS, Inc. and Subsidiaries
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations


The carrying value of goodwill and other intangible assets is evaluated by management for impairment at each balance sheet date through review of actual attrition and cash flows generated by the acquired companies, purchased merchant contracts and customer lists in relation to the expected attrition and cash flows and the recorded amortization expense. If, upon review, actual attrition and cash flows indicate impairment in the value of the assets, an impairment loss would be recognized. Management has concluded, given the earnings and cash flows currently being generated by the acquired companies, purchased merchant contracts and customer lists, that no impairment of goodwill or the other intangible assets existed at December 31, 1999.

Liquidity and Capital Resources

The Company consistently generates significant resources from operating activities. Over the past three years operating activities generated cash of $175.4 million, $155.8 million, and $75.4 million for the years ended December 31, 1999, 1998, and 1997, respectively.

Significant changes in accounts receivable and accounts payable result from the day of the week the calendar year end falls combined with the increases in settlement volume from one year to the next, impacting cash generated from operations.

The Company completed an offering of common stock in June 1999. Proceeds from the 10.1 million shares issued were $207.8 million. Approximately $146 million of these proceeds were used to repay the long-term debt and short-term borrowings of EPS. The balance of the net proceeds held by the Company will be available for working capital and general corporate purposes, including the possible acquisition of transaction processing businesses and use in other subsidiaries of the Company.

Stock issued upon exercises of options under the Company's Incentive Stock Option Plan provided $22.6 million in additional capital in 1999. The disqualifying disposition of the options also reduced corporate income taxes paid by $23.4 million. Management cannot estimate the timing or amount of future cash flows from exercise of options; however, this is expected to continue to be a source of funds to the Company. Common stock issuances and the related proceeds and income tax benefits were higher in 1999 than previous years due to the merger of the Company with EPS. EPS stock options were converted into Company stock options as a function of the merger and would have terminated on November 23, 1999 if not exercised. Therefore, nearly 100% of these options were exercised in the current year.

During fiscal 1999, the Company invested approximately $189.4 million in securities in short and medium-term, interest-bearing obligations, net of sales and maturities, described in the Notes to the Consolidated Financial Statements.

                       Concord EFS, Inc. and Subsidiaries
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations


Liquidity and Capital Resources - continued

The Company invested $58.3 million in capital additions and $26.3 million to acquire processing rights to merchant contracts. These investing activities were funded primarily through operating activities and proceeds from the offering (see Notes to Consolidated Financial Statements).

The Company has available credit of $55.0 million with financial institutions. As of December 31, 1998, $21.0 million was outstanding on these lines of credit. The Company holds securities with a market value of approximately $351.2 million that are available for operating needs or as collateral to obtain short-term financing, if needed.

The Company continues to have adequate available credit and strong cash generation. The Company is in sound financial condition and expects to fund continued growth from currently available resources. Both financial institution subsidiaries exceed all required capital ratios. The Company's ability to pay dividends to its stockholders is restricted due to its ownership of two federally insured depository institutions. The regulatory bodies that monitor the capital levels of the institutions require certain minimum capital levels be maintained as required by law.

Effects of Inflation

The Company's assets are primarily monetary, consisting of cash, assets convertible into cash, securities owned and receivables. Because of their liquidity, these assets are not significantly affected by inflation. Management believes that replacement costs of property and equipment will not materially affect operations.

The rate of inflation does affect the Company's expenses, such as those for employee compensation and communications, which may not be readily recoverable in the price of services offered by the Company.

Quantitative and Qualitative Disclosures About Market Risk

The securities of the Company are subject to risk resulting from interest rate fluctuations to the extent that there is a difference between the amount of the Company's interest-bearing assets and the amount of interest-bearing liabilities that are prepaid, mature or reprice in specific periods. This risk is mitigated by the fact that approximately 84% of the market value of securities owned were funded through equity rather than debt. The principal objective of the Company's asset/liability activities is to provide maximum levels of net interest income while maintaining acceptable levels of interest rate and liquidity risk and facilitating the funding needs of the Company. The Company utilizes an interest rate sensitivity model as the primary quantitative tool in measuring the amount of interest rate risk that is present at the end of each month.

                       Concord EFS, Inc. and Subsidiaries
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations


Quantitative and Qualitative Disclosures About Market Risk - continued

The following provides comparative information in tabular form about the Company's financial instruments that are sensitive to changes in interest rates. This table presents principal cash flows and related weighted-average interest rates by expected maturity dates. Additionally, the Company has assumed its securities, described in the Notes to Consolidated Financial Statements, are similar enough to aggregate those securities for presentation purposes. If tax equivalent yields of municipal securities had been utilized, the weighted-average interest rates would have been higher.


December 31, 1999                 2000     2001     2002     2003     2004   Thereafter   Total    Fair Value
(in thousands)                  -------  -------  -------  -------  -------  ----------  --------  ----------
Assets:
Available-for-sale securities   $69,770  $38,885  $32,494  $22,259   $24,999   $290,663  $479,070    $445,407
 Average interest rate             6.6%     6.7%     6.7%     6.2%      6.4%       5.9%

Liabilities:

Deposits                        $90,827  $ 6,495  $ 2,609  $   218   $   326             $100,475    $100,557
 Average interest rate             4.2%     5.7%     5.6%     5.3%      5.8%

Long-term debt                                    $18,000  $10,000              $47,000   $75,000     $72,099
 Average interest rate                               6.1%     5.6%                 5.4%



December 31, 1998                 1999     2000     2001     2002     2003   Thereafter   Total    Fair Value
(in thousands)                  -------  -------  -------  -------  -------  ----------  --------  ----------
Assets:

Available-for-sale securities   $34,705  $ 8,354  $15,956  $ 8,309  $17,624    $191,640  $276,588    $278,398
 Average interest rate             6.2%     6.5%     4.8%     5.1%     4.8%        5.8%

Liabilities:

Deposits                        $32,153  $ 2,098  $   777           $    31              $ 34,907    $ 34,903
 Average interest rate             2.9%     5.4%     5.4%              5.5%

Short-term borrowings           $21,000                                                   $21,000     $21,000
 Average interest rate             5.8%

Long-term debt, including
  current portion               $25,116  $25,000  $25,000  $53,000  $35,000     $35,000  $198,116    $196,652
 Average interest rate             6.4%     6.4%     6.4%     6.1%     6.2%        5.4%


                       Concord EFS, Inc. and Subsidiaries
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations


Recent Quarterly Results

The following table presents an unaudited summary of quarterly results for the quarters of the calendar years 1999 and 1998.

                           1st Quarter   2nd Quarter   3rd Quarter   4th Quarter
                           -----------   -----------   -----------   -----------
                                   (in thousands, except per share data)
1999
  Revenue                    $170,234      $193,724      $216,147      $249,954
  Operating Income              2,207        43,864        50,149        54,521
  Net Income (Loss)            (2,868)       29,266        35,584        39,670
  Per Share:
    Basic Earnings (Loss)      ($0.01)        $0.15         $0.17         $0.20
    Diluted Earnings (Loss)    ($0.01)        $0.14         $0.17         $0.19

1998
  Revenue                    $134,666      $155,258      $167,555      $177,032
  Operating Income             26,537        33,421        36,946        39,907
  Net Income                   17,349        21,331        23,765        26,250
  Per Share:
    Basic Earnings              $0.09         $0.11         $0.13         $0.14
    Diluted Earnings            $0.09         $0.11         $0.12         $0.13

The quarterly information reported previously on Form 10-Q for the quarters indicated above has been restated to reflect mergers accounted for as poolings of interests, including the retroactive effect of the merger with EPS on February 26, 1999.

Market Value

The Company's common stock trades on The NASDAQ Stock Market under the symbol "CEFT". The following table sets forth the range of high and low sales price per share of the Company's common stock through December 31, 1999, as reported by NASDAQ.
                                 High           Low
                            -------------- -------------
1999
    First Quarter               $27.25        $17.00
    Second Quarter               28.21         19.08
    Third Quarter                27.38         20.25
    Fourth Quarter               33.00         20.06

1998
    First Quarter               $15.63        $ 8.87
    Second Quarter               17.67         12.67
    Third Quarter                18.83         12.92
    Fourth Quarter               28.25         12.67

                       Concord EFS, Inc. and Subsidiaries
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations


As of March 17, 2000 there were approximately 33,700 stockholders, which was determined by reference to the number of record holders. The Company has never paid cash dividends. It is the present policy of the Company's Board of Directors to retain earnings to finance expansion in the foreseeable future.

Year 2000 Issues

During 1999, the Company successfully implemented its Year 2000 preparedness plan which included both IT and Non-IT systems. The date change event had no significant or material adverse impact to the Company's financial condition, liquidity, or results of operations. The Company will continue monitoring and support activities related to the Year 2000 preparedness plan to ensure continued functionality and to minimize unanticipated risks.

To complete its Year 2000 preparedness plan the Company incurred expense of approximately $6.4 million in 1998 and $3.7 million in 1999. The Company expensed all costs associated with its Year 2000 preparedness plan. Any additional expense which might be incurred for ongoing monitoring and support of the Year 2000 preparedness plan is not expected to have a material impact on the Company's financial condition, liquidity, or results of operations.

                       Concord EFS, Inc. and Subsidiaries

                         Report of Independent Auditors







Board of Directors and Stockholders Concord EFS, Inc.


We have audited the accompanying consolidated balance sheets of Concord EFS, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Concord EFS, Inc. and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                                           /s/ Ernst & Young LLP


Memphis, Tennessee
February 10, 2000

                       Concord EFS, Inc. and Subsidiaries

                          Consolidated Balance Sheets


                                                              December 31
                                                          1999          1998
                                                      --------------------------
                                                            (in thousands)
Assets

Current assets
   Cash and cash equivalents                          $   119,824    $   82,029
   Securities available for sale                          456,209       288,180
   Accounts receivable, less allowance
     of $3,181 at December 31, 1999 and
     $2,324 at December 31, 1998                          188,671       106,662
   Inventories                                             17,892        11,396
   Prepaid expenses and other current assets               11,369         7,434
   Deferred income taxes                                    9,108         5,977
                                                      ------------   -----------
Total current assets                                      803,073       501,678

Property and equipment, net                               167,368       154,490

Goodwill, net                                              54,046        60,570

Other intangible assets, net                               56,620        43,765

Other assets                                               15,758        23,615
                                                      ------------   -----------
Total assets                                          $ 1,096,865    $  784,118
                                                      ============   ===========

See notes to consolidated financial statements.

                       Concord EFS, Inc. and Subsidiaries

                          Consolidated Balance Sheets


                                                              December 31
                                                          1999          1998
                                                     ---------------------------
                                                            (in thousands)
Liabilities and stockholders' equity

Current liabilities
   Accounts payable and other liabilities             $  126,991     $   77,469
   Deposits                                              100,475         34,907
   Accrued liabilities                                    50,131         47,641
   Income taxes payable                                   15,720         10,148
   Short-term borrowings                                      -          21,000
   Current maturities of long-term debt                       -          25,116
                                                     ------------    -----------
Total current liabilities                                293,317        216,281
                                                     ------------    -----------

Long-term debt, less current maturities                   75,000        173,000
Deferred income taxes                                     16,566         21,336
Other liabilities                                          9,669         12,966
                                                     ------------    -----------
Total liabilities                                        394,552        423,583
                                                     ------------    -----------

Commitments and contingent liabilities

Stockholders' equity
   Common stock,  $0.33 1/3 par value;
     authorized 500,000 shares, issued
     and outstanding 205,882 shares at
     December 31, 1999 and 127,935
     shares at December 31, 1998                          68,628         42,646
   Additional paid-in capital                            282,863         55,018
   Retained earnings                                     363,354        261,702
   Accumulated other comprehensive income (loss)         (12,532)         1,169
                                                     ------------    -----------
Total stockholders' equity                               702,313        360,535
                                                     ------------    -----------
Total liabilities and stockholders' equity           $ 1,096,865     $  784,118
                                                     ============    ===========

See notes to consolidated financial statements.

                       Concord EFS, Inc. and Subsidiaries

                       Consolidated Statements of Income



                                               For Year Ended December 31
                                        ----------------------------------------
                                            1999          1998          1997
                                        -----------    -----------   -----------
                                          (in thousands, except per share data)


Revenue                                    $830,059      $634,511      $490,030

Cost of operations                          592,299       446,515       340,770

Selling, general and
  administrative expenses                    50,830        51,185        50,008

Acquisition and
  restructuring charges                      36,189            -             -
                                         -----------   -----------   -----------
Operating income                            150,741       136,811        99,252

Other income (expense):
   Interest income                           27,501        18,379        12,287
   Interest expense                         (11,409)      (14,676)      (14,076)
                                         -----------   -----------   -----------

Income before taxes                         166,833       140,514        97,463

   Income taxes                              65,181        51,819        37,771
                                         -----------   -----------   -----------

Net income                               $  101,652      $ 88,695      $ 59,692
                                         ===========   ===========   ===========
Per share data:
   Basic earnings per share                   $0.51         $0.46         $0.31
                                         ===========   ===========   ===========

   Diluted earnings per share                 $0.49         $0.45         $0.31
                                         ===========   ===========   ===========

Average shares outstanding:
   Basic shares                             199,147       191,539       189,888
                                         ===========   ===========   ===========

   Diluted shares                           206,392       197,921       194,906
                                         ===========   ===========   ===========

See notes to consolidated financial statements.

Concord EFS, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity

                                                                                              Accumulated
                                                                 Additional                      Other
                                            Common Stock          Paid-In       Retained     Comprehensive
                                         Shares      Amount       Capital       Earnings     Income (Loss)           Total
                                       ----------- ------------ ------------- ------------ ------------------ ------------
                                                                         (in thousands)
Balance at January 1, 1997                85,371      $28,457     $ 46,464      $113,315          ($496)         $187,740
   Exercise of stock options               1,076          359        6,300                                          6,659
   Tax benefit of nonqualifying
     stock option exercises                                          5,858                                          5,858
   Net income                                                                     59,692                           59,692
   Change in net unrealized loss on
     securities available for sale,
     net of tax of $323                                                                             595               595
                                                                                                              ------------
   Comprehensive income                                                                                            60,287
                                       ----------- ------------ ------------- ------------ ------------------ ------------

Balance at December 31 1997               86,447       28,816       58,622       173,007             99           260,544
   Exercise of stock options                 413          138        6,458                                          6,596
   Three for two stock split              41,075       13,692      (13,692)
   Tax benefit of nonqualifying
     stock option exercises                                          3,630                                          3,630
   Net income                                                                     88,695                           88,695
   Cumulative effect of accounting
     change, net of tax of $421                                                                     776               776
   Change in net unrealized gain on
     securities available for sale,
     net of tax of $158                                                                             294               294
                                                                                                              ------------
   Comprehensive income                                                                                            89,765
                                       ----------- ------------ ------------- ------------ ------------------ ------------

Balance at December 31, 1998             127,935       42,646       55,018       261,702          1,169           360,535
   Exercise of stock options               2,664          888       21,714                                         22,602
   Three for two stock split              68,535       22,845      (22,845)
   Offering of common stock                6,748        2,249      205,569                                        207,818
   Tax benefit of nonqualifying
     stock option exercises                                         23,407                                         23,407
   Net income                                                                    101,652                          101,652
   Change in net unrealized gain on
     securities available for sale,
     net of tax of $7,764                                                                       (13,701)          (13,701)
                                                                                                              ------------
   Comprehensive income                                                                                            87,951
                                       ----------- ------------ ------------- ------------ ------------------ ------------
Balance at December 31, 1999             205,882      $68,628     $282,863      $363,354       ($12,532)         $702,313
                                       =========== ============ ============= ============ ================== ============

See notes to consolidated financial statements.

                       Concord EFS, Inc. and Subsidiaries

                     Consolidated Statements of Cash Flows

                                                                  Year ended December 31
                                                           ---------------------------------------
                                                                1999         1998          1997
                                                           ------------  ------------  -----------
Operating activities                                                     (in thousands)
  Net income                                                 $ 101,652    $  88,695    $  59,692
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Provision for losses on accounts receivable                3,474        3,654        1,445
      Depreciation and amortization                             65,110       55,390       41,566
      Deferred income taxes                                       (136)       1,520       (7,330)
      Net realized gain on sales of
        securities available for sale                             (230)      (1,234)        (522)
      Restructuring charges                                      8,152           -            -
      Changes in operating assets and liabilities:
        Accounts receivable                                    (70,098)     (14,021)     (17,446)
        Inventories                                             (6,496)      (5,498)        (291)
        Prepaid expenses and other current assets               (3,935)      (1,879)      (1,024)
        Accounts payable and other liabilities                  77,693       28,770         (440)
        Other, net                                                  183          384         (293)
                                                             ----------   ----------   ----------
Net cash provided by operating activities                      175,369      155,781       75,357

Investing activities
  Acquisition of securities available for sale                (271,603)    (240,783)    (156,390)
  Proceeds from sales of securities available for sale          51,051      105,617       48,923
  Proceeds from maturity of securities available for sale       31,105       47,183       32,346
  Acquisition of securities held to maturity                        -        (9,630)     (17,141)
  Proceeds from maturity of securities held to maturity             -         4,843       21,347
  Acquisition of property and equipment                        (58,324)     (65,205)     (44,042)
  Purchased merchant contracts                                 (26,289)     (16,946)     (12,986)
  Proceeds from licensing agreement                                 -            -        25,000
  Other investing activity                                     (15,386)     (24,130)      (2,449)
                                                             ----------   ----------   ----------
Net cash used in investing activities                         (289,446)    (199,051)    (105,392)

Financing activities
  Net increase in deposits                                      65,568       24,769        3,429
  Borrowing (repayment) under credit agreement (net)           (21,000)      (8,000)     (21,000)
  Proceeds from notes payable                                   12,000       45,000       28,000
  Payments on notes payable                                   (135,116)     (25,658)     (25,418)
  Proceeds from exercise of stock options                       22,602        6,596        6,659
  Proceeds from offering of common stock                       207,818           -            -
                                                             ----------   ----------   ----------
Net cash provided by (used in) financing activities            151,872       42,707       (8,330)
                                                             ----------   ----------   ----------
Net increase (decrease) in cash and cash equivalents            37,795         (563)     (38,365)

Cash and cash equivalents at beginning of year                  82,029       82,592      120,957
                                                             ----------   ----------   ----------
Cash and cash equivalents at end of year                     $ 119,824    $  82,029    $  82,592
                                                             ==========   ==========   ==========
Supplemental disclosure of cash flow information:

     Interest paid                                           $  11,363    $  14,346    $  13,725
                                                             ==========   ==========    =========
     Income taxes paid                                       $  35,709    $  46,346    $  32,940
                                                             ==========   ==========    =========

See notes to consolidated financial statements.

                       Concord EFS, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               December 31, 1999


Note A - Significant Accounting Policies

Nature  of  Operations:  Concord  EFS,  Inc.  (Company  or  Parent)  is a  fully integrated provider of electronic transaction authorization, processing, settlement and funds transfer services on a nationwide basis. The Company's primary activity is Merchant Services, in which it provides integrated electronic transaction services for credit card, debit card and electronic benefits transfer card transactions. The Company also operates a network of automated teller machines (ATM), some of which the Company owns and others for which the Company provides network and processing services.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all material intercompany balances and transactions.

Business Combinations: The consolidated financial statements have been restated for all transactions accounted for as poolings of interests to reflect the financial position, results of operations and cash flows of the respective companies as though the companies were combined for all periods presented. Transactions accounted for under the purchase method of accounting reflect the net assets of the acquired company at fair value on the date of acquisition. Goodwill is amortized on a straight-line basis over 15-25 years. The results of operations of the purchased company are included since the date of acquisition.

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

Securities   Available  for  Sale:   Management   determines   the   appropriate
classification of debt securities at the time of purchase and evaluates such designation as of each balance sheet date.

Securities available for sale are stated at fair value, with the unrealized gains and losses, net of tax, reported as a component of accumulated other comprehensive income (loss) in stockholders' equity.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization, interest and dividends are included in interest income from investments. The cost of securities sold is based on the specific identification method.

                       Concord EFS, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               December 31, 1999


Note A - Significant Accounting Policies, continued

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property and Equipment: Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Other Intangible Assets: Purchased merchant contracts are recorded at cost and are evaluated by management for impairment at each balance sheet date through review of actual attrition and cash flows generated by the contracts in relation to the expected attrition and cash flows and the recorded amortization expense. If, upon review, actual attrition and cash flows indicate impairment of the value of the purchased merchant contracts, an impairment loss would be recognized. Amortization expense was recognized on a straight-line basis over an estimated useful life of five years through December 31, 1997. Effective January 1, 1998, the Company changed the estimated useful life of its purchased merchant contracts to six years. This change in accounting estimate is accounted for under the provisions of Accounting Principles Board (APB) Opinion No. 20, "Accounting Changes." Accordingly, the net book value of purchased merchant contracts as of January 1, 1998 is amortized over the remaining useful life of the contracts (using six years). Additionally, all purchased merchant contracts capitalized in 1998 and thereafter are being amortized over a period of six years. The effect of the change in accounting estimate in 1998 was an increase to net income of approximately $583,000. Intangibles other than purchased merchant contracts, such as customer lists, are amortized over 5 to 15 years.

Income Taxes: The Company and its wholly-owned subsidiaries file a consolidated federal tax return. Each subsidiary provides for income taxes using the liability method on a separate-return basis and remits to or receives from the Company amounts currently payable or receivable.

Revenue Recognition: Revenue from credit card and other transaction processing activities is recorded when the service is provided, gross of interchange and network fees charged to the Company, which are recorded as a cost of operations when the transactions have been settled.

Revenues from service contracts and product sales are recognized when the service is provided or the equipment is shipped. Service contracts and related sales include all revenues under system service contracts, including revenues from sales of terminal hardware when the contract included such sales.

                       Concord EFS, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               December 31, 1999


Note A - Significant Accounting Policies, continued

Stock-based Compensation: The Company grants options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of the grant. These stock option grants are accounted for in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees;" accordingly, the Company recognizes no compensation expense for the stock option grants.

Recently Issued Accounting Pronouncements: In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes new accounting and reporting requirements for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. The Company is required to adopt this statement as of January 1, 2001. Adoption of SFAS No. 133 is not expected to result in a material financial impact.

Reclassification: Certain 1998 and 1997 amounts have been reclassified to conform to the 1999 presentation.

Note B - Business Combinations

The Company completed the merger with EPS on February 26, 1999 by issuing 45.1 million shares of the Company's common stock for all of the outstanding common stock of EPS. The acquisition was accounted for using the pooling of interests method of accounting. EPS provides transaction processing services to financial institutions and retailers throughout the United States. EPS also owns and operates electronic data processing and data-capture networks that process transactions originating at ATMs and point-of-sale terminals.

On June 30, 1998, the Company merged with Digital Merchant Systems of Illinois, Inc. and American Bankcard International, Inc. (jointly named DMS). DMS is a leading independent sales organization in the credit card industry. The mergers were accounted for using the pooling of interests method of accounting. The Company exchanged 6.6 million shares of its common stock for all of the outstanding common stock of DMS.

                       Concord EFS, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               December 31, 1999


Note B - Business Combinations, continued

The following table presents selected financial information in thousands, split between the Company, EPS and DMS:

                                             Year ended December 31
                                  -------------------------------------------
                                       1999           1998           1997
                                  -------------  -------------  -------------
Revenue:
  Concord EFS, Inc.                  $783,954       $361,604       $240,004
  EPS (1)                              46,105        258,773        219,956
  DMS (2)                                  -          14,134         30,070
                                     --------       --------       --------
                                     $830,059       $634,511       $490,030
                                     ========       ========       ========

Net income (loss):
  Concord EFS, Inc.                  $ 96,738       $ 61,857       $ 42,746
  EPS (1)                               4,914         24,924         18,010
  DMS (2)                                  -           1,914         (1,064)
                                     --------       --------       --------
                                     $101,652       $ 88,695       $ 59,692
                                     ========       ========       ========


(1) The 1999 amounts reflect the results of operations from January 1, 1999 through February 28, 1999 (unaudited). The results of operations from March 1, 1999 to December 31, 1999 are included in Concord EFS, Inc. amounts.

(2) The 1998 amounts reflect the results of operations from January 1, 1998 through June 30, 1998 (unaudited). The results of operations from July 1, 1998 to December 31, 1999 are included in Concord EFS, Inc. amounts.

                       Concord EFS, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               December 31, 1999


Note B - Business Combinations, continued

Pre-tax acquisition and restructuring charges of $36.2 million were accrued during the year ended December 31, 1999 relating to the acquisition of EPS. The following discussion explains the various components of these charges.

The Company incurred acquisition expenses of $10.5 million. These expenses were primarily for investment banking fees; however, legal, accounting, registration and other fees and expenses were also incurred.

In order to create a single communications infrastructure for the Company's transaction processing businesses, the Company adopted a plan to convert EPS' communication network and accrued $12.4 million related to the conversion plan.

Asset write-offs of $8.2 million were incurred relating to the acquisition of EPS. For competitive reasons, resources were reallocated in certain geographic areas of the MAC network of EPS, causing impairment to the related intangible assets of approximately $2.8 million. Upon review of EPS contracts and the undiscounted cash flows estimated to be generated by the related customer list intangible assets of EPS, the Company recognized impairment loss of approximately $3.6 million. An additional $1.8 million was written off for assets that are no longer used or supported under restructured marketing and business plans adopted by the Company.

EPS uses a third party bank for its off-line debit processing. During the year ended December 31, 1999, the Company adopted a plan to take this process in-house and the applicable restructuring charge of $2.8 million was incurred.

Related to the reallocated resources in certain geographic areas of the MAC network, EPS employees from those regions were terminated as the related facilities were closed for which approximately $0.2 million was charged. Additionally, certain employees of EPS were terminated due to the reorganization of management for the combined Company. The total cost charged for severance was $0.7 million. An additional severance cost of $1.4 million was accrued during the fourth quarter for the termination of an employee under contract by EPS.

                       Concord EFS, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               December 31, 1999


Note B - Business Combinations, continued

The pretax expenses and charges incurred in 1999 and remaining reserve balances at December 31, 1999, in millions, are summarized as follows:

                                       Acquisition
                                      Expenses and
                             Cash or  Restructuring              Reserve
     Description            Non-cash     Charges     Activity    Balance
     --------------------   --------  -------------  --------  -----------
     Acquisition expenses     cash        $10.5       $10.5        $  -

     Communication
      conversion costs        cash         12.4         1.1         11.3

     Asset write-offs       non-cash        8.2         8.2           -

     Off-line debit
      conversion              cash          2.8         2.8           -

     Severance and other      cash          2.3         0.9          1.4
                                          -----       -----        -----
                                          $36.2       $23.5        $12.7
                                          =====       =====        =====

In addition to the pre-tax charges, a tax component write off of $1.3 million for impaired state tax net operating losses of EPS was incurred.

On July 20, 1998, the Company acquired the terminal driving business of a certain entity. The acquisition was accounted for under the purchase method. The total cost of the acquisition was approximately $6 million and substantially all of the purchase price was allocated to customer lists based upon the fair value of the assets acquired.

On February 1, 2000, the Company acquired Card Payment Systems (CPS), a New York-based reseller of payment processing services. The acquisition will be accounted for as a pooling of interests transaction in which Concord issued 6.2 million shares of its common stock. CPS provides card-based payment processing services to independent sales organizations (ISOs), which in turn sell those services to retailers.

                       Concord EFS, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               December 31, 1999


Note B - Business Combinations, continued

The following table represents selected unaudited financial information, in thousands, split between the Company and CPS:

                                            Year ended December 31
                                  ------------------------------------------
                                       1999           1998          1997
                                   ------------- ------------- -------------
                                    (Unaudited)   (Unaudited)   (Unaudited)
Pro forma revenue
  Concord EFS, Inc.                  $830,059       $634,511       $490,030
  CPS                                  41,909         15,915          3,939
                                     --------       --------       --------
  Combined                           $871,968       $650,426       $493,969
                                     ========       ========       ========
Pro forma net income (loss)
  Concord EFS, Inc.                  $101,652       $ 88,695       $ 59,692
  CPS                                   7,096          1,309           (280)
  Pro forma (provision) benefit
    for CPS income taxes               (2,484)          (458)            98
                                     --------       --------       --------
  Combined                           $106,264       $ 89,546       $ 59,510
                                     ========       ========       ========
Pro forma basic earnings per share
  combined                             $0.52          $0.45         $ 0.30
                                     ========       ========       ========
Pro forma diluted earnings per share
  combined                             $0.50          $0.44         $ 0.30
                                     ========       ========       ========

As a result of the merger in 2000, CPS will terminate its S-Corporation election. The pro forma provision for income taxes presents tax expense as if CPS had been a C-Corporation during the years presented.

On February 7, 2000 the Company announced completion of its acquisition of Virtual Cyber Systems (VCS), an internet software development company. The acquisition of VCS, for which the Company will pay approximately $2 million, will be accounted for as a purchase transaction and will be immaterial to the Company's financial statements.

                       Concord EFS, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               December 31, 1999


Note C - Securities Available for Sale

The following is a summary of securities available for sale:

                                         Gross           Gross
                         Amortized    Unrealized      Unrealized       Fair
                           Cost          Gains          Losses         Value
                       ------------- -------------- -------------- -------------
                                             (in thousands)
December 31, 1999
  U.S. Government and
    agency securities      $ 71,526       $     49       $ (3,388)      $ 68,187
  Mortgage-backed
    securities              167,356                        (7,830)       159,526
  Corporate securities       68,934                        (1,123)        67,811
  Municipal securities      157,246            109         (7,472)       149,883
                       ------------- -------------- -------------- -------------
  Total debt securities     465,062            158        (19,813)       445,407
  Equity securities          10,802                                       10,802
                       ------------- -------------- -------------- -------------
                           $475,864       $    158       $(19,813)      $456,209
                       ============= ============== ============== =============

December 31, 1998
  U.S. Government and
    agency securities      $ 29,603       $    281       $    (74)      $ 29,810
  Mortgage-backed
    securities              130,355            395           (370)       130,380
  Municipal securities      116,630          1,972           (394)       118,208
                       ------------- -------------- -------------- -------------
  Total debt securities     276,588          2,648           (838)       278,398
  Equity securities           9,782                                        9,782
                       ------------- -------------- -------------- -------------
                           $286,370       $  2,648       $   (838)      $288,180
                       ============= ============== ============== =============

                       Concord EFS, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               December 31, 1999


Note C - Securities Available for Sale, continued

The  scheduled  maturities  of debt  securities  at  December  31,  1999 were as follows:
                                   Amortized        Fair
                                      Cost          Value
                                 --------------------------
                                        (in thousands)

  Due in one year or less         $  61,767      $  59,204
  Due in one to five years          115,047        112,354
  Due in five to ten years           89,804         86,536
  Due after ten years               198,444        187,313
                                 -----------    -----------
                                  $ 465,062      $ 445,407
                                 ===========    ===========


Expected maturities on other securities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties. Securities carried at approximately $105 million at December 31, 1999 were pledged as collateral for the Federal Home Loan Bank advances.

Note D - Property and Equipment

The following table summarizes property and equipment at December 31:

                                        1999         1998
                                      ---------   ----------
                                          (in thousands)

  Land                                $  1,050     $  1,050
  Building & improvements               15,862       15,101
  Computer facilities and equipment    250,574      254,378
  Office furniture and equipment        61,119       21,855
  Leasehold improvements                11,810       10,553
                                     ----------   ----------
                                       340,415      302,937
  Accumulated Depreciation            (173,047)    (148,447)
                                     ----------   ----------
                                      $167,368     $154,490
                                     ==========   ==========

Depreciation expense was approximately $43.7 million, $39.1 million, and $33.5 million for the years ended December 31, 1999, 1998 and 1997, respectively.

                       Concord EFS, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               December 31, 1999


Note E - Goodwill and Other Intangible Assets

Goodwill consists of the following at December 31:

                                      1999        1998
                                  ----------- -----------
                                       (in thousands)
  Goodwill                         $  77,936   $  82,571
  Accumulated amortization           (23,890)    (22,001)
                                  ----------- -----------
                                   $  54,046   $  60,570
                                  =========== ===========

Amortization expense related to goodwill was $3.7 million $3.9 million and $3.7 million for the years ended December 31, 1999, 1998 and 1997, respectively.

Other intangible assets consist of the following:

                                           December 31, 1999
                                  -----------------------------------
                                              Accumulated
                                     Gross   Amortization      Net
                                  ---------- ------------- ----------
                                            (in thousands)
  Purchased merchant contracts      $59,788    ($13,766)     $46,022
  Customer lists and other           31,144    ( 20,546)      10,598
                                  ----------  -----------   ---------
                                    $90,932    ($34,312)     $56,620
                                  ==========  ===========   =========

                                           December 31, 1998
                                  -----------------------------------
                                              Accumulated
                                     Gross   Amortization      Net
                                  ---------- ------------- ----------
                                            (in thousands)
  Purchased merchant contracts      $33,498     ($6,103)     $27,395
  Customer lists and other           31,144     (14,774)      16,370
                                  ----------  -----------   ---------
                                    $64,642    ($20,877)     $43,765
                                  ==========  ===========   =========

Amortization expense related to other intangible assets was $9.8 million $6.7 million and $4.5 million for the years ended December 31, 1999, 1998 and 1997, respectively.

                       Concord EFS, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               December 31, 1999


Note F - Short-Term Borrowings

Borrowings of $21 million were outstanding at December 31, 1998 under a credit agreement which the Company maintained with a third-party bank. The credit agreement provided for unsecured short-term borrowings of up to $75 million bearing interest at variable rates. Average borrowings under this agreement during 1998 were $29.4 million at an effective interest rate of 5.81%.

The Company also has available $55 million in unsecured lines of credit with other financial institutions, which expire on various dates throughout 2005. No amounts were outstanding on these lines at December 31, 1999 or 1998.

Note G - Long-Term Debt and Leases

At December 31, long-term debt consisted of:

                                                 1999          1998
                                              ----------    ----------
                                                   (in thousands)

  Advances from Federal Home Loan Bank (FHLB) $ 75,000       $ 73,000
  Note payable to bank for ATMs                     -             116
  Note payable to former stockholder                -         125,000
                                              ----------    ----------
                                                75,000        198,116
  Less current maturities                           -         (25,116)
                                              ----------    ----------
                                              $ 75,000       $173,000
                                              ==========    ==========


The FHLB advances are at fixed rates ranging from 4.75% to 6.08% at December 31, 1999. The Company had approximately $25 million available on unused lines of credit with the FHLB at December 31, 1999.

The Company repaid the unsecured note to a former stockholder during 1999 in the amount of $125 million. The interest rate on the debt was 6.40%.

The Company rents office facilities and equipment under noncancelable operating leases expiring at various dates through 2006. Rental expense for operating leases amounted to approximately $5.5 million, $5.1 million, and $4.8 million for the years ended December 31, 1999, 1998, and 1997, respectively.

                       Concord EFS, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               December 31, 1999


Note G - Long-Term Debt and Leases, continued

On May 22, 1998, the Company entered into a $15 million operating lease agreement replacing the remainder of the original subrental agreement on EPS' headquarters. The terms for the operating lease provide for an initial seven-year term through 2005 with an option to renew for two additional five year terms.

Future maturities of FHLB advances and minimum lease payments for operating leases with initial or remaining terms in excess of one year are as follows:

                                     FHLB        Operating
                                   Advances       Leases
                                  ----------     ---------
Year ending December 31:                (in thousands)
    2000                           $     -        $ 4,559
    2001                                 -          3,062
    2002                             18,000         3,124
    2003                             10,000         2,908
    2004                                 -          1,942
    Thereafter                       47,000         1,510
                                  ----------     ---------
  Total future payments            $ 75,000       $17,105
                                  ==========     =========

Note H - Employee Benefit Plans

Effective March 1, 1998, the Company established the Concord EFS Retirement Savings Plan (the Plan). Employees who have reached the age of 21 and completed one year of service with the Company are eligible to participate in the Plan. The Plan provides for voluntary tax-deferred contributions by eligible employees and discretionary contributions by the Company. The Company's cost related to the Plan was approximately $1,998,000 and $114,000 in 1999 and 1998, respectively.

The Electronic Payment Services, Inc. Retirement Savings Plan (the EPS Plan) covered substantially all employees of EPS. Prior to February 26, 1999, when the EPS Plan was terminated, each qualified employee received a discretionary company profit-sharing contribution of 2% of compensation as defined, based upon employment status at December 31 of the plan year. In addition, the EPS Plan included a Section 401(k) savings feature wherein EPS matched employee contributions up to 4.5% of compensation as defined, and additionally, contained a discretionary contribution of up to 1.5% of compensation as defined. Total 1999, 1998 and 1997 expenses under the EPS Plan were approximately $0.5 million, $3.7 million and $3.1 million, respectively.

                       Concord EFS, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               December 31, 1999


Note I - Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets at December 31, are as follows:
                                                    1999         1998
                                                 ---------    ---------
                                                     (in thousands)
  Deferred tax liabilities:
    Capitalization of research &
      development costs                           $17,060      $13,994
    Net unrealized loss on
      securities available for sale                    -           641
    Restructuring charges                          (6,007)          -
    Depreciation                                    4,000        3,976
    Intangible amortization                         3,775        4,460
    Purchased merchant contracts                      387           -
    Other                                          (2,649)      (1,735)
                                                 ---------    ---------
  Total deferred tax liabilities                   16,566       21,336
                                                 ---------    ---------
  Deferred tax assets:
    Net operating loss carryforward                    -         2,003
    Net unrealized loss on
      securities available for sale                 7,123           -
    Purchased merchant contracts                       -         1,361
    Nondeductible reserves                          1,802        3,072
    Bad debt allowance                                730          248
    Inventory                                          44           37
    Other                                            (591)        (744)
                                                 ---------    ---------
  Total deferred tax assets                         9,108        5,977
                                                 ---------    ---------
  Net deferred tax liability                      $ 7,458      $15,359
                                                 =========    =========

                       Concord EFS, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               December 31, 1999


Note I - Income Taxes, continued

The components of the provision (benefit) for income taxes for the three years ended December 31 are as follows:

                                   1999        1998       1997
                                ----------  ---------  ---------
                                          (in thousands)
  Current
    Federal                      $ 58,862    $ 47,622    $41,005
    State                           6,455       2,677      4,096
                                ----------  ---------  ---------
                                   65,317      50,299     45,101

  Deferred
    Federal                        (1,301)        435     (6,297)
    State                           1,165       1,085     (1,033)
                                ----------  ---------  ---------
                                     (136)      1,520     (7,330)
                                ----------  ---------  ---------
                                 $ 65,181    $ 51,819    $37,771
                                ==========  =========  =========

The reconciliation of income taxes computed at the U. S. federal statutory tax rate of 35% to income tax expense for the three years ended December 31 are as follows:
                                      1999        1998        1997
                                   ----------  ----------  ----------
                                            (in thousands)

  Tax at statutory rate             $ 58,392    $ 49,180    $ 34,112
  State income taxes, net of
    federal benefit                    4,953       2,461       1,989
  Acquisition costs                    2,292          -           -
  Nondeductible amortization
    of goodwill                        1,021       1,076       1,031
  Tax exempt interest income          (2,319)     (1,175)       (511)
  Other, net                             842         277       1,150
                                   ----------  ----------  ----------
                                    $ 65,181    $ 51,819    $ 37,771
                                   ==========  ==========  ==========

Income tax benefits resulting from the disqualifying dispositions of certain employee incentive stock option shares were credited to additional paid-in capital because no compensation expense was charged to income for financial reporting purposes related to the exercise of such options.

                       Concord EFS, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               December 31, 1999


Note J - Stockholders' Equity

The Company completed an offering of 10.1 million shares of its common stock, and within the same offering, an additional 44.5 million shares of common stock were sold by the previous owners of EPS for a total of 54.6 million shares of common stock. Net of the underwriting discount and estimated other expenses of the offering, the Company received $207.8 million for the 10.1 million shares of common stock issued. The previous owners of EPS had received unregistered common stock of the Company in connection with the February 26, 1999 acquisition. The Company did not receive any proceeds from the sale of shares by the previous owners of EPS.

The Board of Directors approved a three-for-two stock split on August 26, 1999. Shareholders of record as of September 15, 1999 were distributed additional shares on September 22, 1999.

The Board of Directors approved a three-for-two stock split on May 14, 1998. Shareholders of record as of June 1, 1998 were distributed additional shares on June 8, 1998.

                       Concord EFS, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               December 31, 1999


Note K - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:
                                                   Year ended December 31
                                                1999        1998        1997
                                            ----------   ----------   ----------
                                           (in thousands, except per share data)
Numerator:
  Net income                                 $101,652     $ 88,695     $ 59,692
                                            ==========   ==========   ==========

Denominator:
  Denominator for basic earnings per share,
    weighted-average shares                   199,147      191,539      189,888


  Effect of dilutive securities, employee
   stock options                                7,245        6,382        5,018
                                            ----------   ----------   ----------
  Denominator for diluted earnings per
    share - adjusted weighted-average
    shares and assumed conversions            206,392      197,921      194,906
                                            ==========   ==========   ==========

Basic earnings per share                        $0.51        $0.46        $0.31
                                            ==========   ==========   ==========

Diluted earnings per share                      $0.49        $0.45        $0.31
                                            ==========   ==========   ==========

Earnings per share and related share data have been restated to reflect all stock splits.

                       Concord EFS, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               December 31, 1999


Note L - Incentive Stock Option Plans

The Concord EFS, Inc. 1993 Incentive Stock Option Plan, as amended, (the Concord
Plan) allows for the grant of up to 37.5 million shares of Common Stock for the benefit of the Company's key employees. Options are granted at not less than 100% of the market value on the date of the grant (110% in the case of a holder of more than 10% of the outstanding shares) and generally become exercisable within four years of the date of the grant. Information pertaining to the Concord Plan is summarized below, in thousands, except price per share:

                        Number of                      Weighted       Weighted
                         Shares        Average          Average        Options
                      Under Option  Exercise Price  Aggregate Price  Exercisable
                      ------------  --------------  ---------------  -----------
Outstanding at
 December 31, 1996       8,710         $ 4.49         $ 39,122          4,400
                                                     ==========        =======
  Granted                5,959           9.17
  Exercised             (2,421)          2.75
  Terminated               (60)          7.25
                       --------
Outstanding at
 December 31, 1997      12,188           7.11         $ 86,696          4,886
                                                     ==========        =======
  Granted                6,404          11.14
  Exercised             (1,324)          4.91
  Terminated               (51)          9.73
                       --------
Outstanding at
 December 31, 1998      17,217           8.77         $151,041          7,825
                                                     ==========        =======
  Granted                6,672          21.63
  Exercised             (3,857)          5.87
  Terminated              (618)         20.66
                       --------
Outstanding at
 December 31, 1999      19,414         $13.43         $260,818          7,720
                       ========                      ==========        =======

The weighted average fair value of options granted during 1999, 1998, and 1997 was $9.29, $4.10, and $3.11, respectively.

                       Concord EFS, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               December 31, 1999


Note L - Incentive Stock Option Plans, continued

Additional information regarding options outstanding as of December 31, 1999 is summarized below:

                                            Weighted Average                  Weighted
                                 Weighted      Remaining                      Average
                                  Average   Contractual Life   Number of   Exercise Price
Option Exercise     Options      Exercise    of Options in      Options      of Options
  Price Range     Outstanding      Price         Years        Exercisable   Exercisable
----------------- -----------    ---------  ----------------  -----------  -------------
 $ 1.82  - $ 5.57      2,857       $  2.98          4.54           2,836      $   2.96
   8.67  -  12.78      6,099          9.93          6.98           3,270          9.84
  13.50  -  19.00      4,339         13.64          8.18           1,606         13.57
  20.75  -  26.67      6,119         21.67          9.22               8         22.79
                  -----------                                 -----------
   1.82  -  26.67     19,414         13.43          7.60           7,720          8.10
                  ===========                                 ===========

In 1995, EPS adopted the Electronic Payment Services, Inc. 1995 Stock Option Plan, as amended, (the EPS Plan). In connection with the merger of EPS with the Company, all outstanding options in the EPS Plan were accelerated and vested in February 1999. The total amount of option shares (after conversion to Concord EFS, Inc. shares) at December 31, 1998 was approximately 3.4 million, at a weighted average exercise price of $5.65. All outstanding options in the EPS Plan had been exercised by the expiration date of November 23, 1999.

The Company has elected to follow APB No. 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1999, 1998, and 1997, respectively: risk-free interest rates of 5.0%, 6.0%, and 6.25%, and volatility factors of the expected market price of the Company's common stock of .582, .358, and .344. Assumptions that remained constant for all years were dividend yields of 0% and a weighted average expected life of the options of three years.

                       Concord EFS, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               December 31, 1999


Note L - Incentive Stock Option Plans, continued

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

                                                1999      1998      1997
                                             --------- --------- ---------
  Pro forma net income                        $86,050   $79,995   $56,216
  Pro forma basic earnings per share            $0.43     $0.42     $0.30
  Pro forma diluted earnings per share          $0.42     $0.40     $0.29


Pro forma disclosures are not likely to be representative of the effects of reported pro forma net income and earnings per share in future years as additional options may be granted in future years and the vesting of options already granted will impact the pro forma disclosures.

Note M - Employment Agreements

In February 1998, the Company entered into incentive agreements with its CEO and President, each for a term of five years expiring February 2003. Each agreement sets out the executive's annual base pay, provides for the establishment of an incentive compensation program under which each executive will have a bonus potential of 50% of annual base salary, and provides for grants of stock options, including regular stock options of up to 562,500 shares a year based on performance and special stock options contingent upon, or providing accelerated vesting upon, the average market price of Concord stock reaching and maintaining certain levels. The agreements contain certain non-compete provisions and change in control provisions regarding the acceleration of outstanding stock options and the payment of bonuses.

                       Concord EFS, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               December 31, 1999


Note N - Operations By Industry Segment

In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes standards for reporting financial information about operating segments in annual and interim financial statements. SFAS No. 131 requires that financial information be reported on the same basis that is reported internally for evaluating segment performance and allocating resources to segments. SFAS No. 131 addresses how supplemental financial information is disclosed in annual and interim reports; therefore, its adoption in 1998 had no impact on the financial condition or operating results of the Company.

Concord has two reportable segments: Merchant Services and ATM Services.

The Company's revenue from Merchant Services results from processing credit card transactions using VISA, MasterCard, Discover, American Express and Diner's Club Cards. In addition, the Company processes debit card transactions for banks issuing such cards. Merchant Services provides electronic payment services to supermarket chains, grocery stores, convenience store merchants and other retailers. Merchant Services also includes trucking services providing a variety of flexible payment systems that enable drivers of trucking companies to use payment cards to purchase fuel and services and to obtain cash advances at truck stops.

ATM Services include transactional fee income and surcharge revenue from ATMs owned by the Company as well as ATM transaction processing for ATMs owned by the Company's customers.

The Company evaluates performance and allocates resources based on profit or loss from operations. Items classified as "Other" include revenue not identifiable with the two reported segments described above and costs of operations and selling, general and administrative expenses which are not allocated to the reportable segments. The accounting policies of the reportable segments are the same as those described in Note A - Significant Accounting Policies.

Assets are allocated between Merchant Services and ATM Services based upon Company's evaluation of the revenue earned by the particular assets. Assets classified as "Other" include assets not identifiable with the two reported segments.

The Company's reportable segments are business units that offer different products. The reportable segments are each managed separately because they are distinct products for different end users. No single customer of the Company accounts for a material portion of the Company's revenues.

                       Concord EFS, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               December 31, 1999


Note N - Operations by Industry Segment, continued

The operating segments for the year ended December 31, 1999 are the same as prior years. However, the Company changed its internal reporting mechanism to more closely match expenses with the revenues generated by each subsidiary according to the segment allocations noted above. Accordingly, prior periods' segment information has been adjusted to reflect the current method of management reporting as though it had been in place for all periods presented.

Industry segment information for the years ended December 31, 1999, 1998, and 1997 is presented below in thousands:

                              Merchant       ATM
                              Services     Services      Other        Total
                             ----------   ----------   ----------  -----------
1999

  Revenue                     $563,342    $ 249,735    $  16,982    $  830,059

  Cost of operations          (431,641)    (151,729)      (8,929)     (592,299)

  Selling, general, &
   administrative expenses                               (50,830)      (50,830)

  Acquisition &
   restructuring charges        (6,436)     (19,253)     (10,500)      (36,189)

  Taxes & interest, net                                  (49,089)      (49,089)
                             ----------   ----------   ----------   -----------
  Net income (loss)          $ 125,265    $  78,753   $ (102,366)   $  101,652
                             ==========   ==========   ==========   ===========

  Assets by Segment          $ 560,257    $ 326,604    $ 210,004    $1,096,865
                             ==========   ==========   ==========   ===========

                       Concord EFS, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               December 31, 1999


Note N - Operations by Industry Segment, continued

1998

  Revenue                    $ 423,267    $ 198,398    $  12,846    $ 634,511

  Cost of operations          (316,215)    (122,959)      (7,341)    (446,515)

  Selling, general, &
   administrative expenses                               (51,185)     (51,185)

  Taxes & interest, net                                  (48,116)     (48,116)
                             ----------   ----------   ----------   ----------
  Net income (loss)          $ 107,052    $  75,439    $ (93,796)   $  88,695
                             ==========   ==========   ==========   ==========

  Assets by Segment          $ 422,559    $ 267,567    $  93,992    $ 784,118
                             ==========   ==========   ==========   ==========
1997

  Revenue                    $ 311,167     $166,841    $  12,022    $ 490,030

  Cost of operations          (234,260)     (97,514)      (8,996)    (340,770)

  Selling, general, &
   administrative expenses                               (50,008)     (50,008)

  Taxes & interest, net                                  (39,560)     (39,560)
                             ----------   ----------   ----------   ----------
  Net income (loss)          $  76,907    $  69,327    $ (86,542)   $  59,692
                             ==========   ==========   ==========   ==========

  Assets by Segment          $ 336,229    $ 186,565    $  96,402    $ 619,196
                             ==========   ==========   ==========   ==========

                       Concord EFS, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               December 31, 1999


Note O - Commitments and Contingent Liabilities

The Company is a party to various claims and litigation in the normal course of business. None of these claims is expected to have a material effect on the financial position or results of operations of the Company.

Note P - Debt and Dividend Restrictions

In accordance with federal banking laws, certain restrictions exist regarding the ability of the Company's financial institution subsidiaries to transfer funds to the Parent in the form of cash dividends, loans or advances. The approval of certain regulatory authorities is required to pay dividends in excess of earnings retained in the current year plus retained net earnings for the preceding two years. As of December 31, 1999, approximately $171.3 million and $5.6 million of undistributed earnings of EFS National Bank (EFSNB) and EFS Federal Savings Bank (EFS FSB), respectively, included in consolidated retained earnings, were available for distribution to the Parent as dividends without prior regulatory approval. Under Federal Reserve regulations, these subsidiaries are also limited as to the amount they may loan to affiliates, including the Parent, unless such loans are collateralized by specific obligations. At December 31, 1999, the maximum amount available for transfer in the form of loans to the Parent from EFSNB and EFS FSB, respectively, approximated 3.41% and 0.67% of the Company's consolidated net assets.

Note Q - Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments. These fair values are provided for disclosure purposes only, and do not necessarily indicate the amount the Company would pay or receive in a market transaction with an unrelated third party.

Cash and Cash Equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Securities Available for Sale: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Deposits: Fair values of fixed-rate, fixed-maturity deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar deposits to a schedule of aggregated expected monthly maturities on time deposits. The fair values disclosed for deposits other than fixed maturity, fixed-rate deposits approximate their respective carrying values at the reporting date.

                       Concord EFS, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               December 31, 1999


Note Q - Disclosures About Fair Value of Financial Instruments, continued

Short-Term Borrowings: The interest rates on short-term borrowings are variable rates; accordingly, fair value approximates the outstanding balance.

Advances from the FHLB and Notes Payable: The fair values of the Company's long-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

The following table summarizes the carrying amount compared to the fair value of financial instruments, in thousands, according to the methods and assumptions listed above:

                                      Carrying Amount       Fair Value
                                      ---------------    ----------------
December 31, 1999
   Financial Assets:
      Cash and cash equivalents            $ 119,824          $ 119,824
      Securities available for sale          456,209            456,209

   Financial liabilities:
      Deposits                               100,475            100,557
      Advances from the FHLB                  75,000             72,099

December 31, 1998
   Financial Assets:
      Cash and cash equivalents            $  82,029          $  82,029
      Securities available for sale          288,180            288,180

   Financial liabilities:
      Deposits                                34,907             34,903
      Short-term borrowings                   21,000             21,000
      Advances from the FHLB
        and Notes Payable                    198,116            196,652

                       CONCORD EFS, INC. AND SUBSIDIARES

                              CORPORATE DIRECTORY

Chairman Emeritus
  Victor M. Tyler

Board of Directors
(and their principal occupation)

Dan M. Palmer
  Chairman and Chief Executive Officer
  Concord EFS, Inc. and EFS National Bank

Douglas C. Altenbern  *
  Retired Chairman and CEO of
  Pay Systems of America, Inc.

David C. Anderson  *
  Retired Executive Vice President and
  CFO, Burlington Northern, Inc.

J. Richard Buchignani, Esq.  *
   Partner, Wyatt, Tarrant & Combs

Richard M. Harter, Esq.  *
  Partner, Bingham Dana LLP

Joyce Kelso
  Retired Senior Vice President
  Concord EFS, Inc. and EFS National Bank

Richard P. Kiphart  *
  Head of Corporate Finance Department
  William Blair & Company LLC

Edward A. Labry III
  President, Concord EFS, Inc.
  and EFS National Bank

Jerry D. Mooney  *
  Retired President Healthcare New
  Business Initiatives section of ServiceMaster Co.

Paul L. Whittington  *
  Retired Partner Ernst & Young LLP

* Audit Committee Member

                           EXECUTIVE MANAGEMENT GROUP

Dan M. Palmer, Chairman and CEO
  Concord EFS, Inc. and EFS National Bank

Edward A. Labry III, President,
  Concord EFS, Inc., and EFS National Bank

Thomas J. Dowling, Chief Financial Officer
  Concord EFS, Inc. and EFS National Bank

Vickie Brown, Chief Operating Officer
  Concord EFS, Inc. and EFS National Bank

Edward T. Haslam, Chief Administrative Officer
  Concord EFS, Inc.

Steve A. Lynch, Chief Information Officer
  Concord EFS, Inc.

William E. Lucado, Senior Vice President
  Chief Investment and Compliance Officer
   Concord EFS, Inc. and EFS National Bank

Philip A. Valvardi III, President
  MAC Network

Christopher Reckert, Senior Vice President
  Sales, Concord EFS, Inc.

Vicki Birdsong, Senior Vice President
  Product Management, Concord EFS, Inc.

Andre Blythe, Senior Vice President
  Customer Support, Concord EFS, Inc.

Transfer Agent & Registrar
State Street Bank and Trust Company
C/O EquiServe Limited Partnership
Boston, Massachusetts

Corporate Counsel
Bingham Dana LLP
Boston, Massachusetts

Independent Auditors
Ernst & Young LLP
Memphis, Tennessee

Annual Meeting
May 25, 2000