Form 10-K, Exhibit 13
period 2000-12-31
CONCORD EFS INC
filed 2001-04-02
CIK 740112

EX-13
                         ANNUAL REPORT TO STOCKHOLDERS



Financial Highlights                                                          2

Stockholders' Letter                                                          4

Corporate Overview                                                            6

Management's Discussion and Analysis
  of Financial Condition and Results of Operations                            8

Consolidated Balance Sheets                                                  19

Consolidated Statements of Income                                            20

Consolidated Statements of Stockholders' Equity                              21

Consolidated Statements of Cash Flows                                        22

Notes to Consolidated Financial Statements                                   23

Report of Independent Auditors                                               46

Corporate Directory                                                          47

                        CONCORD EFS, INC AND SUBSIDIARIES
                             SELECTED FINANCIAL DATA

The following selected financial data (in thousands, except per share data) should be read in conjunction with the consolidated financial statements and notes contained in this document.

                                                                                                      Percentage
                                                                                                        Change
                                                                                Percentage of Revenue
                                                                                                      2000   1999
                                                   Year ended                        Year ended       over   over
                                                  December 31                        December 31
     INCOME STATEMENT DATA         2000       1999     1998     1997     1996    2000    1999   1998  1999   1998
Revenue                          $1,229,434  $889,941 $666,547 $507,736 $366,347   100%    100%  100%  38.1% 33.5%
Cost of Operations                  903,979   631,741  466,207  350,313  245,297   73.5    70.9  69.9   43.1  35.5
Selling, General and                 57,284    61,325   60,069   56,296   47,759    4.7     6.9   9.0  (6.6)   2.1
  Administrative Expenses
Acquisition and                      11,691    36,189        -        -        -    1.0     4.1     - (67.7)     -
  Restructuring Charges
Operating Income                    256,480   160,686  140,271  101,127   73,291   20.8    18.1  21.1   59.6  14.6
Interest Income (Expense), Net       35,218    16,321    3,480  (1,690) (10,230)    2.9     1.8   0.5  115.8 369.0
Income Taxes                        104,223    67,037   52,695   38,674   24,131    8.5     7.5   7.9   55.5  27.2
Net Income                          187,475   109,970   91,056   60,763   38,930   15.2    12.4  13.7   70.5  20.8
Basic Earnings per Share              $0.87     $0.53    $0.45    $0.31    $0.21
Diluted Earnings per Share            $0.84     $0.51    $0.44    $0.30    $0.21
Basic Shares                        215,208   207,872  200,264  198,613  183,162
Diluted Shares                      223,247   215,117  206,646  203,631  189,009

BALANCE SHEET DATA

Working Capital                    $695,906  $485,954 $275,651 $151,491  $71,611
Total Assets                      1,553,642 1,111,644  793,200  626,379  559,093
Long-Term Debt,                      99,000    75,000  173,000  153,329  150,561
  Less Current Maturities
Total Stockholders' Equity          965,470   711,350  365,665  264,311  184,877

                        CONCORD EFS, INC AND SUBSIDIARIES


MARKET VALUE

Our common stock trades on The Nasdaq National Market under the symbol "CEFT." The following table sets forth, for the periods presented, the range of high and low sales prices per share of our common stock, as reported on The Nasdaq National Market.

                                       HIGH           LOW
Year ended December 31, 2000
 First Quarter                        $28.00        $15.31
 Second Quarter                        29.13         18.63
 Third Quarter                         36.50         25.69
 Fourth Quarter                        48.13         33.00

Year ended December 31, 1999
 First Quarter                        $27.25        $17.00
 Second Quarter                        28.21         19.08
 Third Quarter                         27.38         20.25
 Fourth Quarter                        33.00         20.06

As of March 16, 2001 we had approximately 54,000 holders of record of common stock. We have never paid cash dividends on our capital stock. It is our present policy to retain earnings to finance our operations and growth and we do not expect to pay any dividends in the foreseeable future.

Dear Stockholders:

Throughout Concord's 30-year history, there have been key turning points where we sharpened our focus and expanded our product line to capitalize early on emerging payment trends. This past year was such a defining moment for Concord, as we expanded beyond our historic role as a payment solutions company to create a broad-based network services business. As of February 2001, Concord operates the largest national PIN-secured debit network in the U.S., with over 6,500 financial institution members and 124 million debit cardholders coast to coast.

PIN-secured debit cards access money in a cardholder's deposit account using a personal identification number as the equivalent of an electronic signature. These transactions are then authorized via debit networks that are connected to financial institutions. One of the fastest-growing payment types in the industry, PIN-secured debit transactions grew 35% annually over the last five years. They are also the fastest, most secure, and lowest-cost transactions, according to studies by the Food Marketing Institute. Through its Payment Services division, Concord is currently the largest acquirer of PIN-secured debit payments in the U.S. With our expansion into Network Services, Concord enjoys a unique end-to-end position in these fast-growing transactions, from front-end transaction acquisition at the point of sale through network switching, transaction authorization, and settlement.

Concord's move into the Network Services business started in February, 1999 with our acquisition of Electronic Payment Services, Inc., owner of the MAC(R) debit network. In August, 2000, we acquired Cash Station, Inc., a Midwest debit network. This was followed in October, 2000 with an agreement to acquire Star Systems, Inc. (STARsm), the largest PIN-secured debit network in the U.S. The STAR acquisition was completed in February, 2001. Combined, these networks connect almost one million ATMs and point of sale locations coast to coast. Over half of all debit cards nationwide carry the MAC, Cash Station(R), or STAR marks. We believe that this national base provides the critical mass needed to bring exciting new PIN-secured products to the marketplace, such as person-to-person payments, check electronification, and secure debit payment on the Internet. The unifying brand for these new debit products will be the bold, highly-recognizable "STAR."

Concord Network Services employs the same vertical-integration model that is the trademark of Concord's Payment Services business. In addition to the branded network business, Network Services includes ATM driving, online and signature debit card processing, gateways, and comprehensive merchant acquirer services. In 2000, we expanded ATM terminal driving to include over 48,000 ATMs nationwide, maintaining our position as the nation's largest ATM processor. We also extended our debit card processing to include business signature debit cards, a new service for financial institutions to provide to their commercial customers. Including the STAR acquisition, Network Services would have processed
5.0 billion transactions in 2000.

In our Payment Services business, revenue grew 37% year over year. We launched the pre-authorized debit card, a lower-cost alternative to check payments which targets the 18 billion checks written in retail stores each year. We also completed the acquisition of Virtual Cyber Systems, Inc., an Internet software company that has formed the centerpiece of Concord's comprehensive e-commerce services for retailers. And we completed the acquisition of Card Payment Systems, a payment processing reseller that has significantly increased our sales through independent sales organizations.

Looking ahead, we are highly optimistic about the opportunities that continue to exist in the industries we serve. Supermarkets are increasingly offering petroleum services, while petroleum retailers are expanding their convenience store capabilities. As the leading payments provider in both these industries, Concord is well-positioned to help each add the specialized payment technology needed for expansion. Online debit payments will continue to drive transaction growth at Concord, which will benefit both the Payment Services and Network Services segments of our business. And the national platform that we've created in the financial services industry creates opportunities to take secure payments from deposit accounts in important new directions.

These are exciting times to be in the business of cashless commerce. Perhaps most exciting of all is that the industry is still young, and Concord is already a leader--and well-positioned for growth in the future.

Sincerely,


/s/ Dan M. Palmer                                   /s/ Edward A. Labry III


Dan M. Palmer                                       Edward A. Labry III
Chairman and CEO                                    President

                        CONCORD EFS, INC AND SUBSIDIARIES
                               CORPORATE OVERVIEW


PAYMENT SERVICES

Since its founding thirty years ago, Concord's history has been distinguished by pioneering reinvention. At key points in the evolution of electronic payments, Concord has made timely strategic moves that sharpened the company's focus, expanded product lines, and helped to change the way people pay. From its early beginnings as a point of sale equipment manufacturer in 1970, Concord shifted to the recurring revenue of credit card payment processing in the mid-80's. Rather than compete across the broad retail marketplace, Concord chose to focus on payment solutions for grocery and petroleum, two industry segments that were poised to move rapidly to card-based payments. In the early 90's, Concord recognized the potential for secure payments from deposit accounts, and led the industry in adding online debit to its portfolio of payment alternatives. And as states began testing the cost-saving benefits of electronic benefits transfer in the mid-90's, Concord led the industry in establishing links to all magnetic-stripe EBT programs in the country. The outcome of these strategic moves is that today Concord's Payment Services division is the largest payment processor in the supermarket and petroleum/convenience store industries, and the largest acquirer of online debit and EBT transactions in the U.S.

Now, at the beginning of a new century, Concord is once again reinventing itself and leading the payments industry in new directions. Combining its acquisitions of the MAC(R), Cash Station(R), and STARsm debit networks, Concord has created a coast to coast network of ATMs and point of sale locations. This national network, which will be unified by the STAR brand, provides the critical mass necessary to bring exciting new products to the financial services industry, including person-to-person payments, check electronification, and secure debit payment on the Internet. With Concord's leading ATM and debit card processing services, plus its comprehensive payment services for merchant acquirers, Concord Network Services offers a family of products for the financial institution industry that is unsurpassed.

NETWORK SERVICES

Consumers want secure, reliable, on-demand access to their deposit accounts. Providing financial institutions with complete solutions to deliver such dependable, ubiquitous access is the business of Concord Network Services. Through the STAR network, Concord provides the card services, networks, authorization, terminal driving, and funds movement that connect consumers with their money--any time, any place.

Concord Network Services employs the vertical-integration model that is the trademark of Concord's Payment Services business. For cards to access deposit accounts, Concord provides card production, debit card management, authorization, and risk management services. For places to move money, Concord provides ATM terminal driving and monitoring, gateway connections to all major debit and credit networks, and fee-generating value-added services. And for places to pay, Concord provides a comprehensive merchant acquirer program, from payment processing to settlement and reporting, to put a bank's retail clients in the business of cashless payments, in-store or online.

                        CONCORD EFS, INC AND SUBSIDIARIES
                               CORPORATE OVERVIEW


NETWORK SERVICES, continued

Connecting it all is the STAR network, which provides STAR, MAC and Cash Station cardholders with almost one million places nationwide to use their cards to obtain cash, make retail payments, or both. Cardholder transactions acquired by Concord (or by other processors that connect to the network) are sent to the STAR switch for authorization routing and settlement. STAR helps network participants put all these services into a consumer-friendly package, and provides the brand expertise and marketing support to build consumer awareness, usage, and loyalty.

For many years, Concord has shaped the direction and pace of change in the payment services industry. With Network Services, Concord brings to the financial institution industry its vision, focus, and commitment to continue leading commerce into tomorrow.

                        CONCORD EFS, INC AND SUBSIDIARIES
                      MANAGEMENT'S DISCUSSION & ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                December 31, 2000


You should read the following discussion together with our consolidated financial statements and the notes to those financial statements which are included in this annual report. This report contains forward-looking statements that reflect our plans, estimates, and beliefs about future events. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and assumptions, including those set forth in this paragraph. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, (i) the loss of key personnel or inability to attract additional qualified personnel, (ii) risks related to acquisitions (including the acquisition of Star Systems, Inc.), (iii) changes in card association rules, products, or practices, (iv) changes in card association fees, (v) restrictions on surcharging or a decline in the deployment of automated teller machines, (vi) dependence on VISA and MasterCard registrations, (vii) the credit risk of merchant customers, (viii) susceptibility to fraud at the merchant level, (ix) increasing competition, (x) the loss of key customers, (xi) continued consolidation in the banking and retail industries, (xii) changes in rules and regulations governing financial institutions, (xiii) the inability to remain current with rapid technological change, (xiv) dependence on third-party vendors, (xv) the imposition of additional state taxes, (xvi) the adverse impact of shares eligible for future sale, (xvii) volatility of our common stock price, and (xviii) changes in interest rates. These forward-looking statements involve substantial risks and uncertainties which we believe are within the meaning of the Private Litigation Reform Act of 1995. Words such as "expect," "anticipate," "intend," "plan," "believe," "estimate" and variations of such words and similar expressions are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

Overview

Concord EFS, Inc. is a vertically-integrated electronic transaction processor. Concord acquires, routes, authorizes, captures, and settles all types of non-cash payment transactions for retailers and financial institutions nationwide. Concord's primary activities consist of (1) Payment Services (previously called merchant card services), which provides payment processing for supermarkets, major retailers, petroleum dealers, convenience stores, trucking companies, and independent retailers; and (2) Network Services (previously called ATM services), which provides automated teller machine (ATM) processing, debit card processing, and debit network access for financial institutions.

Payment Services provides the systems and processing that allow retail clients to accept virtually any type of cashless payment, including all card types--credit, debit, electronic benefits transfer (EBT), fleet, prepaid and automated

                        CONCORD EFS, INC AND SUBSIDIARIES
                      MANAGEMENT'S DISCUSSION & ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                December 31, 2000


Overview, continued

designed for supermarkets, gas stations, convenience stores, and restaurants. Payment Services also includes providing payment cards that enable drivers of clearing house (ACH)--and a variety of check-based options. We focus on providing payment processing services to selected segments, with specialized systems trucking companies to purchase fuel and obtain cash advances at truck stops. Our services are completely turn-key, providing retailers with point of sale (POS) terminal equipment, transaction routing and authorization, settlement, funds movement, and sponsorship into all credit card associations (such as VISA and MasterCard) and major debit networks (such as STARsm, Pulse, and NYCE).

Early in 2000 we completed two acquisitions in the Payment Services area. On January 31, 2000 we completed our acquisition of National Payment Systems Inc. d/b/a Card Payment Systems, a New York-based reseller of payment processing services. Card Payment Systems provides card-based payment processing services to independent sales organizations (ISOs), which in turn sell those services to retailers. The acquisition was accounted for as a pooling of interests transaction in which we exchanged 6.2 million shares of our stock for all the outstanding shares of Card Payment Systems' common stock. We incurred acquisition costs of $0.8 million related to this transaction during the first quarter of 2000. On February 7, 2000 we completed our acquisition of Virtual Cyber Systems, Inc., an Internet software development company. This acquisition, for which we paid approximately $2.0 million, was accounted for as a purchase transaction and was immaterial to our financial statements.

Network Services includes terminal driving and monitoring for ATMs, transaction routing and authorization via credit and debit network gateways, and real-time card management and authorization for online debit and signature debit cards. We also operate the switch that connects a coast to coast network of ATMs and POS locations that accept debit cards issued by our member financial institutions. Our network access services include transaction switching and settlement.

We recently expanded our debit network in our Network Services area through two acquisitions. On August 21, 2000 we completed our acquisition of Cash Station, Inc., a leading Midwest debit network based in Chicago, Illinois. The acquisition was accounted for as a pooling of interests transaction in which we exchanged approximately 2.5 million shares of our stock for all of the outstanding common stock of Cash Station(R). On February 1, 2001 we completed our acquisition of Star Systems, Inc. (STAR), the nation's largest PIN-secured debit network, based in Maitland, Florida. The merger was accounted for as a pooling of interests transaction in which we exchanged approximately 24.8 million shares of our stock for all of STAR's outstanding common stock.

As a result of these two acquisitions, we also acquired a majority interest of 74% in Primary Payment Systems, Inc., a company providing risk management services to merchants and financial institutions. STAR and Cash Station own 67% and 7% of Primary Payment Systems, respectively.

                        CONCORD EFS, INC AND SUBSIDIARIES
                      MANAGEMENT'S DISCUSSION & ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                December 31, 2000


Overview, continued

An example of the vertical integration of our services is our ownership of two financial institutions, EFS National Bank and EFS Federal Savings Bank. These banks allow us to provide our merchants with bank sponsorship into credit and debit card associations, and to own and deploy ATMs. Traditional banking activities such as lending and deposit-taking are also provided.

Restatement of Historical Financial Information

The historical financial information presented below and elsewhere in this report has been restated to include the results of Card Payment Systems and Cash Station in accordance with the pooling of interests method of accounting for business combinations. The financial information reflects the financial position, operating results, and cash flows of the respective companies for all periods presented. STAR's financial results are not reflected in the restated financial information (except as discussed in Note T - Subsequent Event) because the acquisition was completed in 2001.

Components of Revenue and Expenses

The substantial majority of our revenue (72.4% in 2000 and 73.2% in 1999) is generated from fee income related to Payment Services. Revenue from Payment Services includes primarily discount fees charged to merchants, which are a percentage of the dollar amount of each credit card transaction we process, as well as a flat fee per transaction. The discount fee is negotiated with each merchant and typically constitutes a bundled rate for the transaction authorization, processing, settlement and funds transfer services we provide. The remainder of Payment Services revenue is derived from transaction fees for processing debit card and EBT card transactions, check verification and authorization services, and sales of POS terminals.

The other principal component of our revenue derives from Network Services (27.6% in 2000 and 26.8% in 1999). Network Services revenue consists of processing fees for driving and monitoring ATMs, processing fees for managing debit card records, and access and switching fees for network access. We recognize this revenue at the time of the transaction.

Payment Services and Network Services are our two reportable business segments. These business units are managed separately because they offer distinct products for different end users. All of our revenue is attributed to the United States, and no single customer of Concord accounts for a material portion of our revenue. Over 75% percent of our revenue and transaction volume from both segments is tied to contracts with terms of between three and five years.

                        CONCORD EFS, INC AND SUBSIDIARIES
                      MANAGEMENT'S DISCUSSION & ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                December 31, 2000


Components of Revenue and Expenses, continued

The following table is a listing of revenue by segment for the periods indicated:

                                           Year ended December 31
                                   2000            1999              1998
                            ----------------------------------------------------
                                               (in thousands)

Payment Services               $  889,941       $ 651,233         $ 482,842
Network Services                  339,493         238,708           183,705
                               ----------       ---------         ---------
Total                          $1,229,434       $ 889,941         $ 666,547

Cost of operations includes all costs directly attributable to our providing services to our customers. The most significant component of cost of operations is interchange and assessment fees, which are amounts charged by the credit and debit card associations. Interchange and assessment fees are billed primarily as a percentage of dollar volume processed and, to a lesser extent, as a transaction fee. Cost of operations also includes telecommunications costs, personnel costs, occupancy costs, depreciation, the cost of equipment leased and sold, the cost of operating our debit networks, and other miscellaneous merchant supplies and services expenses. We strive to maintain a highly efficient operational structure, which includes efficient marketing, volume purchasing arrangements with equipment and communications vendors, and direct membership by our subsidiary, EFS National Bank, in bank card associations and major debit card networks.

The following table lists cost of operations by segment for the periods indicated:

                                           Year ended December 31
                                   2000             1999            1998
                            ----------------------------------------------------
                                              (in thousands)
Payment Services               $ 711,108         $ 493,306       $ 361,559
Network Services                 192,871           138,435         104,648
                               ----------        ----------      ----------
Total                          $ 903,979         $ 631,741       $ 466,207

Our selling, general and administrative expenses include certain salaries and wages and other general administrative expenses (including certain amortization costs). These costs are not allocated to the reportable segments.

                        CONCORD EFS, INC AND SUBSIDIARIES
                      MANAGEMENT'S DISCUSSION & ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                December 31, 2000


Results of Operations

The following table shows, for the periods indicated, the percent of revenue represented by certain items on our consolidated statements of income:

                                           Year ended December 31
                                        2000        1999       1998
                                     -----------------------------------
Revenue                                     100%       100%        100%
Cost of operations                         73.5       70.9        69.9
Selling, general and
 administrative expenses                    4.7        6.9         9.0
Acquisition and
 restructuring charges                      1.0        4.1          -
                                        --------   --------    --------
Operating income                           20.8       18.1        21.1
Interest income, net                        2.9        1.8         0.5
                                        --------   --------    --------
Income before taxes                        23.7       19.9        21.6
Income taxes                                8.5        7.5         7.9
                                        --------   --------    --------
Net income                                 15.2       12.4        13.7
                                        ========   ========    ========

Calendar 2000 Compared to Calendar 1999

Revenue increased 38.1% to $1,229.4 million in 2000 from $889.9 million in 1999. In 2000 Payment Services accounted for 72.4% of revenue, and Network Services accounted for 27.6%. Revenue from Payment Services increased 36.7%, due primarily to increased transaction volumes and cross-selling settlement processing to several of our higher volume merchants who were previously using only front-end processing services. The increased volumes resulted from the addition of new merchants and the widening acceptance of debit and EBT card transactions at new and existing merchants. Network Services revenue increased 42.2% over 1999 as a result of an increase in the number of ATMs driven, the addition of new network and processing customers, increases in transaction volumes, and the full year impact of in-house processing of our signature debit service. The increased transaction volumes resulted primarily from increased use of our network debit cards for payment at the point of sale.

Cost of operations increased in 2000 to 73.5% of revenue compared to 70.9% in 1999. This increase was due primarily to the addition of lower-margin revenue beginning in the fourth quarter of 1999 and continuing through the third quarter of 2000. This lower-margin revenue resulted principally from cross-selling settlement processing to several of our higher volume merchants who command lower transaction pricing. Lower-margin revenue was also the result of additional interchange fees due to this cross-selling and processing our signature debit service in-house. This new lower-margin revenue was partially offset by a decrease, as a percent of revenue, in certain other operating costs, such as payroll expenses and depreciation and amortization expenses.

                        CONCORD EFS, INC AND SUBSIDIARIES
                      MANAGEMENT'S DISCUSSION & ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                December 31, 2000


Calendar 2000 Compared to Calendar 1999, continued

Selling, general and administrative expenses decreased to $57.3 million or 4.7% of revenue in 2000 from $61.3 million or 6.9% of revenue in 1999, as lower legal and other expenses more than offset higher salaries and wages.

One-time acquisition expenses and restructuring charges decreased to $11.7 million in 2000 from $36.2 million in 1999. The charges incurred in 2000 included $3.0 million in advisory, legal, and accounting fees incurred in the acquisitions of Card Payment Systems and Cash Station. An additional $4.2 million in compensation and severance costs and $4.5 million in network de-conversion costs were incurred in the Cash Station acquisition.

Excluding acquisition and restructuring charges, operating income as a percent of revenue declined slightly to 21.8% in 2000 from 22.2% in 1999 due to lower-margin revenue. This lower-margin revenue, which resulted from lower revenue per transaction and additional interchange fees, partially masked an increase in operating income per transaction, which resulted from improved economies of scale and declining selling, general and administrative expenses. Operating income per transaction increased to $0.051 per transaction in 2000 from $0.047 per transaction in 1999, an increase of 8.5% year over year. This growth in operating income per transaction was the result of declines in our cost per transaction outpacing declines in our revenue per transaction.

Net interest income improved as a percent of revenue to 2.9% in 2000 compared to 1.8% in 1999. This improvement was the continued result of our using proceeds from our June 1999 stock offering to reduce our debt by $146.1 million at that time, which lowered interest expense by 14.1% as compared to 1999. The improvement was also the result of returns we received on our investing available cash from operations plus the remaining $61.7 million of the stock offering proceeds in various securities, which increased interest income by 62.3% over 1999.

Our overall tax rate decreased to 35.7% in 2000 from 37.9% in 1999. Excluding the one-time acquisition charges and related tax component write-off, the tax rate was virtually unchanged at 35.5% in 2000 as compared to 35.4% in 1999.

Net income, as a percent of revenue, increased to 15.2% in 2000 from 12.4% in 1999. The primary factor in this net margin improvement was the decrease in one-time acquisition and restructuring charges. Excluding the one-time charges and related tax items, net income as a percent of revenue increased to 15.9% in 2000 compared to 15.5% in 1999.

                        CONCORD EFS, INC AND SUBSIDIARIES
                      MANAGEMENT'S DISCUSSION & ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                December 31, 2000


Calendar 1999 Compared to Calendar 1998

Revenue increased 33.5% to $889.9 million in 1999 from $666.5 million in 1998. In 1999 Payment Services accounted for 73.2% of revenue, and Network Services accounted for 26.8%. Revenue from Payment Services increased 34.9%, due primarily to increased transaction volumes and cross-selling settlement processing to several of our higher volume merchant clients. The increased volumes resulted from the addition of new merchants and the widening acceptance of debit and EBT card transactions at new and existing merchants. Network
Services revenue increased 29.9% over 1998 as a result of an increase in the number of ATMs driven, the addition of new network and processing customers, increases in transaction volumes, and in-house processing of our signature debit service. The increased transaction volumes resulted primarily from increased use of our network debit cards for payment at the point of sale.

Cost of operations increased in 1999 to 70.9% of revenue compared to 69.9% in 1998. This increase was due primarily to the addition of lower-margin revenue beginning in the fourth quarter of 1999 from cross-selling settlement processing to several of our higher volume merchants who command lower transaction pricing. Lower-margin revenue was also the result of additional interchange fees due to this cross-selling and processing our signature debit service in-house. This new lower-margin revenue was largely offset by a decrease, as a percent of revenue, in certain other operating costs, such as payroll expenses and depreciation and amortization expenses.

Selling, general and administrative expenses decreased, as a percent of revenue, to 6.9% in 1999 from 9.0% in 1998. Although these expenses were up slightly on an absolute basis as a result of increases in salaries and wages, increasing to $61.3 million in 1999 from $60.1 million in 1998, this was partially offset by lower legal and other expenses.

In 1999 we incurred one-time acquisition and restructuring charges of $36.2 million relating to our acquisition of Electronic Payment Services, Inc. Acquisition-related expenses were $10.5 million, consisting primarily of investment banking fees, as well as legal, accounting, registration, and other fees and expenses. The remaining $25.7 million was for restructuring charges as described below, in millions:

      Communications conversion costs                         $ 12.4
      Asset write-offs                                           8.2
      Signature debit conversion to in-house                     2.8
      Severance and other expenses                               2.3
                                                              -------
Total                                                         $ 25.7
                                                              =======

In order to create a single communications infrastructure for our transaction processing businesses, we adopted a plan to convert Electronic Payment Services' communications network to Concord's, and accrued $12.4 million related to this conversion plan.

                        CONCORD EFS, INC AND SUBSIDIARIES
                      MANAGEMENT'S DISCUSSION & ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                December 31, 2000


Calendar 1999 Compared to Calendar 1998, continued

We  incurred  asset  write-offs  of  $8.2  million.  We  de-emphasized   certain
geographic areas of the MAC(R) network, causing impairment to the related intangible assets of approximately $2.8 million. In addition, after review of certain Electronic Payment Services customer lists and the undiscounted cash flows estimated to be generated by the related intangible assets, we recognized an impairment loss of approximately $3.6 million. The remainder of the write-off was for assets that are no longer used or supported under revised marketing and business plans.

Prior to its acquisition by Concord, Electronic Payment Services used a third party for its signature debit processing services. During 1999 we adopted a plan to take this process in-house, incurring additional restructuring charges of $2.8 million.

Relating to our reallocation of resources in connection with the MAC network described above, we charged approximately $0.2 million for Electronic Payment Services employees who were terminated as the related facilities were closed. We incurred an additional charge of $2.1 million for certain other Electronic Payment Services employees who were terminated due to the reorganization of management of the combined company.

Excluding acquisition and restructuring charges, operating income as a percent of revenue increased to 22.2% in 1999 from 21.1% in 1998 due to declines in selling, general and administrative expenses. Operating income increased on a per transaction basis to $0.047 per transaction in 1999 from $0.042 per transaction in 1998, an improvement of 11.9% year over year. This growth in operating income per transaction was the result of declines in our cost per transaction outpacing declines in our revenue per transaction.

Net interest income increased as a percent of total revenue to 1.8% in 1999 compared to 0.5% in 1998. This improvement resulted primarily from two factors. Interest income increased by 49.5% over 1998 due to returns received on our investment in various securities of available cash flow from operations plus approximately $61.7 million in proceeds from our June 1999 stock offering. We also reduced our long- and short-term debt by $146.1 million with proceeds from the same offering, producing a 24.3% decrease in interest expense in 1999 compared to 1998.

Our overall tax rate increased to 37.9% in 1999 from 36.7% in 1998. This increase resulted from certain nondeductible acquisition costs and a tax component write-off of $1.3 million incurred for impaired state tax net operating losses of Electronic Payment Services in 1999. Excluding the pre-tax charges and the tax component write-off, our tax rate decreased to 35.4% in 1999 from 36.7% in 1998.

                        CONCORD EFS, INC AND SUBSIDIARIES
                      MANAGEMENT'S DISCUSSION & ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                December 31, 2000


Calendar 1999 Compared to Calendar 1998, continued

Net income, as a percent of revenue, decreased in 1999 to 12.4% from 13.7% in 1998. The primary factors in this decrease in net margin were the one-time acquisition and restructuring charges related to the acquisition of Electronic Payment Services and the tax rate increase in 1999. Excluding the one-time charges and related tax items, net income as a percent of revenue increased to 15.5% in 1999 compared to 13.7% in 1998.

Liquidity and Capital Resources

We have consistently generated significant resources from operating activities. In 2000, 1999, and 1998 operating activities generated cash of $298.0 million, $196.9 million, and $173.5 million, respectively. Cash generated from operating activities can vary due to fluctuations in accounts receivable and accounts payable balances which are affected by increases in settlement volume from one year to the next, as well as the timing of settlements.

We generally hold a significant amount of cash and securities because of the equity requirements of the credit card associations, which are calculated on settlement dollar volume, and because of the liquidity requirements associated with conducting settlement operations and owning ATM machines. During fiscal 2000, 1999, and 1998 we invested approximately $153.6 million, $191.4 million, and $88.0 million, respectively, in securities, net of sales and maturities. We also invested $76.2 million, $58.8 million, and $65.6 million, respectively, in capital expenditures, which were primarily for communications equipment, point of sale terminals, new computer equipment and capitalized software. We expect capital expenditures in the current year to be comparable to that of prior years.

In addition to net cash provided by operating activities, we have financed ourselves historically through issuances of equity, the exercise of stock options, and borrowings. We issued 10.1 million shares of common stock in June 1999 and received proceeds of $207.8 million. Of those proceeds, we invested $61.7 million in securities and reduced long-term and short-term debt by $146.1 million.

Stock issued upon exercises of options under Concord's incentive stock option plan provided $26.9 million of additional capital in 2000. As of year-end 2000, there were 22.1 million stock options outstanding, approximately 39.7% of which were exercisable. Although we cannot estimate the timing or amount of future cash flows from the exercise of stock options, we expect this to continue to be a source of funds.

We have lines of credit with financial institutions totaling $55.0 million. As of December 31, 2000 and 1999 no amounts were outstanding on these lines of credit. As of December 31, 2000 we had $99.0 million of notes payable outstanding to, and $23.7 million in unused lines of credit with, the Federal

                        CONCORD EFS, INC AND SUBSIDIARIES
                      MANAGEMENT'S DISCUSSION & ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                December 31, 2000


Liquidity and Capital Resources, continued

Home Loan Bank. We hold securities with a market value of approximately $627.7 million that are available for operating needs or as collateral to obtain additional short-term financing, if needed. As of year-end, securities carried at approximately $110.4 million were pledged as collateral for the Federal Home Loan Bank advances.

Net loans made by our bank subsidiaries as of December 31, 2000 and 1999 were $78.7 million and $30.9 million, respectively.

Our February 2001 acquisition of the STAR network is an example of our practice of using our stock to make strategic acquisitions that we deem appropriate. Although the STAR acquisition is expected to have a neutral impact on our earnings in 2001, we believe that it lays the foundation for important growth opportunities in the future for our Network Services segment. The combined network, which is now comprised of MAC, Cash Station, and STAR, has 6,500 financial institution members with 124 million cards. Consumers carrying these cards have access to their deposit accounts at approximately 180,000 ATMs and 720,000 POS locations nationwide. Similar to the Electronic Payment Services and Cash Station acquisitions and their related integration into Concord, we anticipate recording acquisition and restructuring charges related to STAR, although no definite plans have been adopted as we are currently reviewing potential operational synergies. The acquisition of STAR is a significant event for Concord which will have a material effect on our historical financial statements as well as our future earnings.

We believe that our available credit and cash generated by operations are adequate to meet our capital and operating needs.

Effects of Inflation

Our assets are primarily monetary, consisting of cash, assets convertible into cash, securities owned, and receivables. Because of their liquidity, these assets are not significantly affected by inflation. We believe that replacement costs of equipment, furniture, and leasehold improvements will not materially affect operations. However, the rate of inflation affects our expenses, such as those for employee compensation and telecommunications, which may not be readily recoverable in the price of services offered by us.

                        CONCORD EFS, INC AND SUBSIDIARIES
                      MANAGEMENT'S DISCUSSION & ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                December 31, 2000


Quantitative and Qualitative Disclosures About Market Risk

Concord's securities are subject to risk resulting from interest rate fluctuations to the extent that there is a difference between the amount of our interest-bearing assets and the amount of interest-bearing liabilities that are prepaid, mature, or reprice in specific periods. This risk is mitigated by the fact that approximately 84.2% of the market value of securities owned were funded through equity rather than debt. The principal objective of our asset/liability activities is to provide maximum levels of net interest income while maintaining acceptable levels of interest rate and liquidity risk and facilitating our funding needs. We use an interest rate sensitivity model as the primary quantitative tool in measuring the amount of interest rate risk that is present at the end of each month.

The table at right provides comparative information about our financial instruments that are sensitive to changes in interest rates. This table presents principal cash flows and related weighted-average interest rates by expected maturity dates. Additionally, we have assumed our securities are similar enough to aggregate them for presentation purposes. If tax-equivalent yields of municipal securities had been used, the weighted-average interest rates would have been higher.

December 31, 2000           2001       2002       2003       2004       2005     Thereafter     Total     Fair Value
                       -----------------------------------------------------------------------------------------------
(in thousands)

Assets:
Securities available        $36,675    $20,020    $41,475    $24,470    $13,030     $558,021    $693,691     $606,608
 for sale
Average interest rate          6.3%       6.4%       6.4%       6.5%       5.0%         6.6%

Loans                        $6,614     $3,217     $1,374       $618     $1,276      $66,530     $79,629     $ 73,864
Average interest rate          9.6%       9.9%       6.4%      10.5%       8.8%         8.1%

Liabilities:
Deposits                   $106,800    $10,274     $6,183       $817     $1,760            -    $125,834     $126,122
Average interest rate          4.9%       6.6%       6.8%       6.4%       6.8%

Long-term debt                    -          -    $10,000          -          -      $89,000     $99,000     $ 96,809
Average interest rate                                5.6%                               5.6%


December 31, 1999           2000       2001       2002       2003       2004     Thereafter     Total     Fair Value
                       -----------------------------------------------------------------------------------------------
(in thousands)

Assets:
Securities available        $71,760    $38,885    $32,494    $22,259    $24,999     $290,663    $481,060     $447,399
 for sale
Average interest rate          6.6%       6.7%       6.7%       6.2%       6.4%         5.9%

Loans                        $6,305       $503        $20     $1,821       $729      $21,996     $31,374     $ 30,124
Average interest rate          7.6%       8.0%       9.4%       6.7%      10.3%         7.7%

Liabilities:
Deposits                    $90,827     $6,495     $2,609       $218       $326            -    $100,475     $100,557
Average interest rate          4.2%       5.7%       5.6%       5.3%       5.8%

Long-term debt                    -          -    $18,000    $10,000          -      $47,000     $75,000     $ 72,099
Average interest rate                                6.1%       5.6%                    5.4%

                                      -18-

                        CONCORD EFS, INC AND SUBSIDIARIES

                           Consolidated Balance Sheets

                                                           December 31
                                                     2000              1999
                                                  ------------------------------
                                                          (in thousands)
Assets
Current assets
 Cash and cash equivalents                        $  188,260        $   123,967
 Securities available for sale                       627,666            458,201
 Accounts receivable, net                            289,874            163,961
 Inventories                                          15,087             18,076
 Prepaid expenses and other current assets            20,234             11,573
 Deferred income taxes                                 6,576              9,235
                                                  -----------        -----------
                            Total current assets   1,147,697            785,013
Loans, net                                            78,654             30,922
Property and equipment, net                          192,212            168,169
Goodwill, net                                         53,170             54,046
Other intangible assets, net                          75,644             57,186
Other assets                                           6,265             16,308
                                                  -----------        -----------
                                    Total assets  $1,553,642         $1,111,644
                                                  ===========        ===========

Liabilities and stockholders' equity
Current liabilities
 Accounts payable and other liabilities           $  283,670         $  130,848
 Deposits                                            125,834            100,475
 Accrued liabilities                                  42,287             51,145
 Income taxes payable                                     -              16,591
                                                  -----------        -----------
                       Total current liabilities     451,791            299,059
Long-term debt                                        99,000             75,000
Deferred income taxes                                 33,677             16,566
Other liabilities                                      3,704              9,669
                                                  -----------        -----------
                               Total liabilities     588,172            400,294

Commitments and contingent liabilities                    -                  -

Stockholders' equity
 Common stock, $0.33 1/3 par value;
   authorized 500,000 shares, issued and
   outstanding 217,486 at December 31, 2000
   and 214,608 at December 31, 1999                   72,495             71,536
 Additional paid-in capital                          336,452            280,839
 Retained earnings                                   558,538            371,507
 Accumulated other comprehensive loss                 (2,015)           (12,532)
                                                  -----------        -----------
                      Total stockholders' equity     965,470            711,350
                                                  -----------        -----------
      Total liabilities and stockholders' equity  $1,553,642         $1,111,644
                                                  ===========        ===========


See Notes to Consolidated Financial Statements.

                        CONCORD EFS, INC AND SUBSIDIARIES

                        Consolidated Statements of Income

                                                Year ended December 31
                                         2000            1999           1998
                                    --------------------------------------------
                                        (in thousands, except per share data)

Revenue                              $1,229,434      $ 889,941      $ 666,547
Cost of operations                      903,979        631,741        466,207
Selling, general and
  administrative expenses                57,284         61,325         60,069
Acquisition and
  restructuring charges                  11,691         36,189             -
                                     -----------    -----------    -----------
                    Operating Income    256,480        160,686        140,271

Other income (expense):
Interest income                          45,015         27,730         18,549
Interest expense                         (9,797)       (11,409)       (15,069)
                                     -----------    -----------    -----------
                 Income Before Taxes    291,698        177,007        143,751
Income taxes                            104,223         67,037         52,695
                                     -----------    -----------    -----------
                          Net Income $  187,475      $ 109,970        $91,056
Pro forma provision
 for income taxes                           260          2,484            458
                                     -----------    -----------    -----------
                Pro forma Net Income $  187,215      $ 107,486        $90,598
                                     ===========    ===========    ===========
Per Share Data:
Basic earnings
 per share - historical                   $0.87          $0.53          $0.45
                                     ===========    ===========    ===========
Diluted earnings
 per share - historical                   $0.84          $0.51          $0.44
                                     ===========    ===========    ===========
Basic earnings
 per share - pro forma                    $0.87          $0.52          $0.45
                                     ===========    ===========    ===========
Diluted earnings
 per share - pro forma                    $0.84          $0.50          $0.44
                                     ===========    ===========    ===========
Average Shares Outstanding:
Basic shares                            215,208        207,872        200,264
                                     ===========    ===========    ===========
Diluted shares                          223,247        215,117        206,646
                                     ===========    ===========    ===========

See Notes to Consolidated Financial Statements.

                        CONCORD EFS, INC AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity

                                                                                     Accumulated
                                                          Additional                    Other
                                      Common Stock         Paid-In     Retained     Comprehensive
                                   Shares      Amount      Capital     Earnings     Income (Loss)      Total
                                  -----------------------------------------------------------------------------
                                                                     (in thousands)

Balance at January 1, 1998          90,325     $ 30,108    $ 58,214    $ 175,770       $    99        $264,191
 Exercise of stock options             413          138       6,458                                      6,596
 Three for two stock split          43,014       14,339     (14,339)
 Tax benefit of nonqualifying
  stock option exercises                                      3,630                                      3,630
 Activity by pooled subsidiary                                              (997)                         (997)
 Net income                                                               91,056                        91,056
 Cumulative effect of accounting
  change, net of tax of $421                                                 776           776
 Change in net unrealized gain on
  securities available for sale,
  net of tax of $158                                                         294           294
                                                                                                     ----------
 Comprehensive income                                                                                   92,126
                                  -----------------------------------------------------------------------------

Balance at December 31, 1998       133,752       44,585      53,963      265,829         1,169         365,546
 Exercise of stock options           2,664          888      21,714                                     22,602
 Three for two stock split          71,444       23,814     (23,814)
 Offering of common stock            6,748        2,249     205,569                                    207,818
 Tax benefit of nonqualifying
  stock option exercises                                     23,407                                     23,407
 Activity by pooled subsidiary                                            (4,292)                       (4,292)
 Net income                                                              109,970                       109,970
 Change in net unrealized loss on
  securities available for sale,
  net of tax of $7,764                                                                   (13,701)      (13,701)
                                                                                                     ----------
 Comprehensive income                                                                                   96,269
                                  -----------------------------------------------------------------------------

Balance at December 31, 1999       214,608       71,536     280,839      371,507         (12,532)      711,350
 Exercise of stock options           2,793          931      25,962                                     26,893
 Tax benefit of nonqualifying
  stock option exercises                                     27,955                                     27,955
 Stock issued for purchase
  acquisition                           85           28       1,696                                      1,724
 Activity by pooled subsidiary                                              (444)                         (444)
 Net income                                                              187,475                       187,475
 Change in net unrealized loss on
  securities available for sale,
  net of tax of $5,911                                                                    10,517        10,517
                                                                                                     ----------
 Comprehensive income                                                                                  197,992
                                  -----------------------------------------------------------------------------
Balance at December 31, 2000       217,486     $ 72,495    $336,452     $558,538        $ (2,015)     $965,470
                                  =============================================================================

See Notes to Consolidated Financial Statements.

                        CONCORD EFS, INC AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                                                   Year ended December 31
                                               2000         1999         1998
                                           -------------------------------------
                                                       (in thousands)
Operating activities
 Net income                                  $187,475     $109,970    $ 91,056
 Adjustments to reconcile net income to net
  cash provided by operating activities:
 Provision for losses on
  accounts receivable                           5,039        3,474       3,654
 Depreciation and amortization                 77,907       65,488      55,799
 Deferred income taxes                         13,859         (168)      1,497
 Net realized gain on sales of
  securities available for sale                  (154)        (230)      1,234
 Restructuring charges                             -         8,152          -
 Changes in operating assets and liabilities:
  Accounts receivable                        (130,291)     (58,882)        496
  Inventories                                   2,989       (6,680)     (5,498)
  Prepaid expenses and other current assets    (8,649)      (3,785)     (2,004)
  Accounts payable and other liabilities      152,819       79,486      28,987
  Other, net                                   (2,998)          73         701
                                           -------------------------------------
 Net cash provided by operating activities    297,996      196,898     173,454

Investing activities
 Acquisition of securities
  available for sale                         (260,544)    (273,603)   (240,783)
 Proceeds from sales of securities
  available for sale                           77,077       51,051     105,617
 Proceeds from maturity of securities
  available for sale                           29,889       31,105      47,183
 Acquisition of securities held to maturity        -            -       (9,630)
 Proceeds from maturity of securities
   held to maturity                                -            -        4,843
 Purchases of loans                           (48,324)     (15,781)    (13,683)
 Net change in loans                              (69)         710        (127)
 Acquisition of property and equipment        (76,182)     (58,849)    (65,633)
 Purchased merchant contracts                 (30,640)     (26,869)    (16,988)
 Other investing activity                         251      (15,387)    (24,155)
                                           -------------------------------------
     Net cash used in investing activities   (308,542)    (307,623)   (213,356)

Financing activities
 Net increase in deposits                      25,359       65,568      24,769
 Repayment under credit agreement (net)            -       (21,500)     (8,425)
 Proceeds from notes payable                   42,000       12,500      45,425
 Payments on notes payable                    (18,969)    (135,116)    (25,658)
 Proceeds from exercise of stock options       26,893       22,602       6,596
 Proceeds from offering of common stock            -       207,818          -
 Activity by pooled subsidiary                   (444)      (4,292)       (997)
                                           -------------------------------------
Net cash provided by financing activities      74,839      147,580      41,710
                                           -------------------------------------
Net increase in cash and cash equivalents      64,293       36,855       1,808
                Cash and cash equivalents
                     at beginning of year     123,967       87,112      85,304
                                           -------------------------------------
 Cash and cash equivalents at end of year   $ 188,260    $ 123,967   $  87,112
                                           =====================================

Supplemental disclosure of cash flow information:
Interest paid                               $   9,537    $  12,186   $  15,281
                                           =====================================
Income taxes paid                           $  77,533    $  35,712   $  46,347
                                           =====================================

See Notes to Consolidated Financial Statements.

                        CONCORD EFS, INC AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000


Note A - Significant Accounting Policies

Nature of Operations: Concord is a vertically-integrated electronic transaction processor. Concord acquires, routes, authorizes, captures, and settles all types of non-cash payment transactions for retailers and financial institutions nationwide. Concord's primary activities consist of (1) Payment Services, which provides payment processing services for credit card, debit card, and electronic benefits transfer card transactions for retailers; and (2) Network Services, which provides network and ATM processing services for financial institutions.

Principles of Consolidation: The consolidated financial statements include the accounts of Concord and its subsidiaries after elimination of all material intercompany balances and transactions.

Business Combinations: The consolidated financial statements have been restated for all transactions accounted for as poolings of interests to combine the financial position, results of operations, and cash flows of the respective companies for all periods presented. Transactions accounted for under the purchase method of accounting reflect the net assets of the acquired company at fair value on the date of acquisition, and the excess of the purchase price over fair value of the assets is recorded as goodwill. The results of operations of the purchased company are included since the date of acquisition.

Use of Estimates: The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents: Concord considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist primarily of federal funds sold through Concord's financial institutions and money market funds which invest in commercial paper, repurchase agreements, and instruments of domestic and foreign banks and other financial institutions.

Accounts Receivable: The majority of Concord's accounts receivable is related to the gross settlement dollars due from associations, networks, and trucking company customers. Revenue from most Payment Services customers is collected daily from settlement funds due to Concord's merchants. In addition, Concord records an account receivable when revenue is recognized from sales of POS equipment or transactions by Concord's Payment Services and Network Services customers.

Securities Available for Sale: Management determines the appropriate classification of debt securities at the time of purchase and evaluates such designation as of each balance sheet date. Securities available for sale are stated at fair value, with the unrealized gains and losses, net of tax, reported as a component of accumulated other comprehensive income (loss) in stockholders' equity.

                        CONCORD EFS, INC AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000


Note A - Significant Accounting Policies, continued

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization, interest and dividends are included in interest income from investments. The cost of securities sold is based on the specific identification method.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventories consist primarily of POS terminals.

Loans: A substantial portion of the loan portfolio is represented by mortgage loans in Memphis, Tennessee and the surrounding communities purchased through Concord's financial institution subsidiaries (the Banks). The Banks originate loans to home builders in the construction industry as well as a limited number of commercial and consumer loans. The ability of Concord's debtors to honor their contracts is dependent upon the real estate and general economic conditions of this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs and the allowance for loan losses. Interest income is accrued on the unpaid principal balance.

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent. In all cases, loans are placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

Interest income is subsequently recognized on impaired loans only to the extent cash payments in excess of past due principal amounts are received. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current.

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management determines that a loan balance is uncollectible. Subsequent recoveries, if any, are credited to the allowance.

Property and Equipment: Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Goodwill and Other Intangible Assets: Goodwill is amortized on a straight-line basis over 15 to 25 years. Amortization expense on purchased merchant contracts is recognized on a straight-line basis over an estimated useful life of six years. Intangibles other than purchased merchant contracts, such as customer lists, are amortized over 5 to 15 years.

                        CONCORD EFS, INC AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000


Note A - Significant Accounting Policies, continued

The carrying value of goodwill and other intangible assets is evaluated by management for impairment at each balance sheet date through review of actual attrition and cash flows generated by acquired companies, purchased merchant contracts and customer lists in relation to the expected attrition and cash flows and the recorded amortization expense. If, upon review, actual attrition and cash flows indicate impairment in the value of the assets, an impairment loss would be recognized. Management has concluded, given the earnings and cash flows currently being generated by acquired companies, purchased merchant contracts and customer lists, that no impairment of goodwill or the other intangible assets existed at December 31, 2000.

Income Taxes: Concord accounts for income taxes using the liability method.

Revenue Recognition: Revenue from credit card and other transaction processing activities is recorded when the service is provided, gross of interchange and network fees charged to Concord which are recorded as a cost of operations at the same time the services are provided.

Revenue from service contracts and product sales is recognized when the service is provided or the equipment is shipped. Service contracts and related sales include all revenue under system service contracts, including revenue from sales of terminal hardware when the contract includes such sales.

Concord may incur losses from cardholder disputes in the case of merchant insolvency or bankruptcy. Based on historical losses, Concord believes its allowance for doubtful accounts is adequate. The allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. Losses are charged against the allowance when management confirms that a receivable balance is uncollectible. Subsequent recoveries, if any, are credited to the allowance.

Stock-based Compensation: Concord grants options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of the grant. These stock option grants are accounted for in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees;" accordingly, Concord recognizes no compensation expense for the stock option grants.

Reclassification: Certain 1999 and 1998 amounts have been reclassified to conform to the 2000 presentation.

                        CONCORD EFS, INC AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000


Note B - Business Combinations

On August 21, 2000 Concord acquired Cash Station, Inc., a debit network. The acquisition was accounted for as a pooling of interests transaction in which Concord issued 2.5 million shares of its common stock.

On January 31, 2000 Concord  acquired  National  Payment Systems Inc. d/b/a Card
Payment Systems (CPS), a reseller of payment processing services. The acquisition was accounted for as a pooling of interests transaction in which Concord issued 6.2 million shares of its common stock.

On February 26, 1999 Concord acquired Electronic Payment Services, Inc. (EPS), a payment processor and operator of a debit network. The acquisition was accounted for as a pooling of interests transaction in which Concord issued 45.1 million shares of its common stock.

On June 30, 1998 Concord acquired Digital Merchant Systems of Illinois, Inc. and American Bankcard International, Inc. (jointly named DMS). The acquisition was accounted for as a pooling of interests transaction in which Concord issued 6.6 million shares of its common stock.

                        CONCORD EFS, INC AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000


Note B - Business Combinations, continued

The following table presents selected financial information split among Concord, Cash Station, and CPS:

                                                Year ended December 31
                                          2000           1999            1998
                                     -------------------------------------------
                                        (in thousands, except per share data)
Revenue:
 Concord EFS, Inc.                    $1,215,893      $ 830,059       $ 634,511
 CPS (1)                                   4,047         41,909          15,915
 Cash Station (2)                          9,494         17,973          16,121
                                     -------------------------------------------
Combined                              $1,229,434        889,941         666,547
                                     ===========================================
Pro forma net income:
 Concord EFS, Inc.                       186,009        101,652          88,695
 CPS (1)                                     650          7,096           1,309
 Cash Station (2)                            816          1,222           1,052
 Pro forma provision
  for CPS income taxes (3)                  (260)        (2,484)           (458)
                                     -------------------------------------------
Combined                               $ 187,215      $ 107,486       $  90,598
                                     ===========================================
Pro forma basic earnings
 per share combined                        $0.87          $0.52           $0.45
                                     ===========================================
Pro forma diluted earnings
 per share combined                        $0.84          $0.50           $0.44
                                     ===========================================


(1) The 2000 amounts reflect the results of CPS operations from January 1, 2000 through January 31, 2000 (unaudited). The CPS results of operations from February 1, 2000 to December 31, 2000 are included in Concord EFS, Inc. amounts. Results for the years ended December 31, 1999 and 1998 are unaudited.

(2) The 2000 amounts reflect the results of Cash Station operations from January 1, 2000 through June 30, 2000 (unaudited). Results of operations from July 1, 2000 to December 31, 2000 are included in Concord EFS, Inc. amounts.

(3) The results of operations include pro forma income taxes that would have been required if CPS had been a taxable corporation. The former owners of CPS were responsible for income taxes for the periods prior to the merger.

On February 7, 2000 Concord acquired Virtual Cyber Systems, Inc. (VCS), an Internet software development company. The acquisition of VCS, for which Concord paid approximately $2.0 million, was accounted for as a purchase transaction and was immaterial to Concord's financial statements.

                        CONCORD EFS, INC AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000


Note B - Business Combinations, continued

Acquisition expenses and restructuring charges were $11.7 million for the year ended December 31, 2000. These pre-tax expenses and charges consisted of advisory, legal, and accounting fees incurred in the acquisitions of CPS and Cash Station, and severance and network de-conversion costs incurred in the acquisition of Cash Station. Acquisition and restructuring charges of $36.2 million were incurred in the year ended December 31, 1999 in connection with the acquisition of EPS. The pre-tax expenses and charges were for acquisition expenses, communications conversion costs, asset write-offs, signature debit conversion, severance costs, and other. As of December 31, 2000 approximately $3.4 million of these expenses related to Cash Station were accrued but unpaid.

The following table details the reserve balance, in millions, from the various acquisition expenses and charges:

                                                2000
                                              Expenses
                       Cash or    Balance    & Charges                 Balance
Description           Non-cash   12/31/99     Accrued     Activity    12/31/00
- -------------------------------------------------------------------------------

EPS:
Communications
 conversion costs       Cash      $11.3       $ -           $11.3       $-

Severance and other     Cash        1.4         -             1.4

CPS:
Advisory, legal and
 accounting             Cash        -           0.8           0.8

Cash Station:
Compensation
 and severance          Cash        -           4.2           3.2        1.0

Legal and
 accounting fees        Cash        -           2.2           2.2        -

Network de-conversion
 costs                  Cash        -           4.5           2.1        2.4
                                 ---------------------------------------------
                                  $12.7       $11.7      $   21.0       $3.4
                                 =============================================

In addition to the pre-tax charges, a tax component write-off of $1.3 million for impaired state tax net operating losses of EPS was incurred in 1999.

                        CONCORD EFS, INC AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000


Note C - Accounts Receivable, Net

Accounts receivable, net, consisted of the following at December 31:

                                                        2000           1999
                                                   -----------------------------
                                                           (in thousands)
Receivable from VISA and MasterCard                 $ 179,103       $  70,857
Receivable from trucking companies                     40,871          32,078
Other accounts receivable                              72,919          63,755
                                                   -----------------------------
                                                      292,893         166,690
Allowance for doubtful accounts                        (3,019)         (2,729)
                                                   -----------------------------
Accounts receivable, net                            $ 289,874       $ 163,961
                                                   =============================

Note D - Securities Available for Sale

The following is a summary of securities available for sale:

                                           Gross          Gross
                          Amortized     Unrealized      Unrealized      Fair
                             Cost          Gains          Losses        Value
                          ------------------------------------------------------
                                              (in thousands)
December 31, 2000
U.S. government and
 agency securities        $101,860           $329        $(2,279)     $ 99,910
Mortgage-backed
 securities                168,836            441         (1,811)      167,466
Corporate securities       165,377          1,281         (1,928)      164,730
Municipal securities       173,989          1,977         (1,464)      174,502
                         -------------------------------------------------------
Total debt securities      610,062          4,028         (7,482)      606,608
Equity securities           21,070             10            (22)       21,058
                         -------------------------------------------------------
                          $631,132         $4,038        $(7,504)     $627,666
                         =======================================================

December 31, 1999
U.S. government and
 agency securities        $ 71,526            $49        $(3,388)     $ 68,187
Mortgage-backed
 securities                167,356             -          (7,830)      159,526
Corporate securities        70,926             -          (1,123)       69,803
Municipal securities       157,246            109         (7,472)      149,883
                         -------------------------------------------------------
Total debt securities      467,054            158        (19,813)      447,399
Equity securities           10,802              -              -        10,802
                         -------------------------------------------------------
                          $477,856           $158       $(19,813)     $458,201
                         =======================================================

                        CONCORD EFS, INC AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000


Note D - Securities Available for Sale, continued

The scheduled maturities of debt securities at December 31, 2000 were as follows:

                                        Amortized        Fair
                                           Cost          Value
                                       -------------------------
                                            (in thousands)
   Due in one year or less              $ 36,688       $ 36,573
   Due in one to five years               97,777         97,262
   Due in five to ten years              111,576        111,465
   Due after ten years                   364,021        361,308
                                       -------------------------
                                        $610,062       $606,608
                                       =========================

Expected maturities on mortgage-backed securities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties. Securities carried at approximately $110.4 million at December 31, 2000 were pledged as collateral for the Federal Home Loan Bank advances.

Note E - Loans, Net

Loans, net, consisted of the following at December 31:

                                              2000         1999
                                          ------------------------
                                               (in thousands)
   Mortgage (1-4 family)                  $ 57,501       $ 25,069
   Small business administration            12,102             -
   Construction and development              7,376          3,594
   Commercial                                2,154          2,597
   Consumer                                    496            114
                                          ------------------------
                                            79,629         31,374
   Allowance for loan losses                  (975)          (452)
                                          ------------------------
   Loans, net                             $ 78,654       $ 30,922
                                          ========================

                        CONCORD EFS, INC AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000


Note F - Property and Equipment, Net

Property and equipment, net, consisted of the following at December 31:

                                                       2000         1999
                                                   ------------------------
                                                        (in thousands)
   Land                                             $   1,050    $   1,050
   Building & improvements                             16,050       15,862
   Computer facilities and equipment                  288,507      250,574
   Furniture and equipment                             58,673       62,784
   Leasehold improvements                              13,356       11,810
                                                   ------------------------
                                                      377,636      342,080
   Accumulated depreciation                          (185,424)    (173,911)
                                                   ------------------------
   Property and equipment, net                      $ 192,212    $ 168,169
                                                   ========================

Depreciation expense was $52.3 million, $44.1 million, and $39.5 million for the years ended December 31, 2000, 1999, and 1998, respectively.

Note G - Goodwill, Net

Goodwill, net, consisted of the following at December 31:

                                                      2000         1999
                                                  ------------------------
                                                       (in thousands)
           Goodwill                                $80,657        $77,936
           Accumulated amortization                (27,487)       (23,890)
                                                  ------------------------
           Goodwill, net                           $53,170        $54,046
                                                  ========================

Amortization  expense  related to goodwill was $3.7 million,  $3.7 million,  and
$3.9  million  for  the  years  ended   December  31,  2000,   1999,  and  1998,
respectively.

Note H - Other Intangible Assets, Net

Other intangible assets, net, consisted of the following at December 31:

                                                      2000          1999
                                                  ------------------------
                                                        (in thousands)
            Purchased merchant contracts            $ 90,883       60,413
            Customer lists                            33,644       31,144
                                                  ------------------------
                                                     124,527       91,557
            Accumulated amortization                 (48,883)     (34,371)
                                                  ------------------------
            Other intangible assets, net            $ 75,644       57,186
                                                  ========================

Total amortization expense related to other intangible assets was $14.9 million, $9.8 million, and $8.8 million for the years ended December 31, 2000, 1999, and 1998, respectively.

                        CONCORD EFS, INC AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000


Note H - Other Intangible Assets, Net, continued

Amortization expense on purchased merchant contracts is recognized on a straight-line basis over an estimated useful life of six years. Amortization expense associated with purchased merchant contracts was $12.7 million, $7.7 million, and $6.1 million for the years ended December 31, 2000, 1999, and 1998, respectively.

Customer lists consist of contract rights including agreements not to compete and other values assigned to the assets. Amortization expense associated with these assets was approximately $2.2 million, $2.1 million, and $2.7 million for the years ended December 31, 2000, 1999, and 1998, respectively.

Note I - Short-Term Borrowings

Concord has available $55.0 million in unsecured lines of credit with other financial institutions, which expire on various dates throughout 2005. No amounts were outstanding on these lines at December 31, 2000 or 1999.

Note J - Commitments, Long-Term Debt and Contingent Liabilities

Long-term debt consisted of Federal Home Loan Bank (FHLB) advances totaling $99.0 million and $75.0 million at December 31, 2000 and 1999, respectively, with a final maturity date in 2008.

FHLB advances were at fixed rates ranging from 4.75% to 6.40% at December 31, 2000. Concord had approximately $23.7 million available on unused lines of credit with the FHLB at December 31, 2000. Concord repaid an unsecured note to a former stockholder during 1999 in the amount of $125.0 million. The interest rate on the debt was 6.40%.

Concord rents office facilities and equipment under non-cancelable operating leases expiring at various dates through 2006. Rental expense for operating leases amounted to approximately $5.0 million, $5.9 million, and $5.4 million for the years ended December 31, 2000, 1999, and 1998, respectively.

On May 22, 1998 Concord entered into a $15.0 million operating lease agreement replacing the remainder of the original subrental agreement on Concord's offices in Wilmington, Delaware. The terms for the operating lease provide for an initial seven-year term through 2005 with an option to renew for two additional five-year terms.

                        CONCORD EFS, INC AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000


Note J - Commitments, Long-Term Debt and Contingent Liabilities, continued

Future maturities of FHLB advances and minimum lease payments for operating leases with initial or remaining terms in excess of one year are as follows:

                                                   FHLB      Operating
                                                 Advances      Leases
                                                -----------------------
              Year ending December 31:               (in thousands)
               2001                              $    -        $ 3,906
               2002                                   -          3,969
               2003                               10,000         3,660
               2004                                   -          2,154
               2005                                   -          1,321
               Thereafter                         89,000           272
                                                -----------------------
             Total future payments               $99,000        15,282
                                                =======================

Concord is a party to various other claims and litigation in the normal course of business. None of these claims is expected to have a material effect on Concord's consolidated financial position or results of operations.

Note K - Employee Benefit Plans

Effective March 1, 1998 Concord established the Concord EFS Retirement Savings Plan (the Plan). Employees who have reached the age of 21 and completed one year of service with Concord are eligible to participate in the Plan. The Plan provides for voluntary tax-deferred contributions by eligible employees and discretionary contributions by Concord. Concord's cost related to the Plan was approximately $2.7 million, $2.0 million, and $0.1 million in 2000, 1999, and 1998, respectively.

The Electronic Payment Services, Inc. Retirement Savings Plan (the EPS Plan) covered substantially all employees of EPS. Prior to February 26, 1999, when the EPS Plan was terminated, each qualified employee received a discretionary company profit-sharing contribution of 2% of compensation as defined, based upon employment status at December 31 of the plan year. In addition, the EPS Plan included a Section 401(k) savings feature wherein EPS matched employee contributions up to 4.5% of compensation as defined, and additionally, contained a discretionary contribution of up to 1.5% of compensation as defined. Total 1999 and 1998 expenses under the EPS Plan were approximately $0.5 million and $3.7 million, respectively.

                        CONCORD EFS, INC AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000


Note L - Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Concord's deferred tax liabilities and assets at December 31 are as follows:

                                                          2000          1999
                                                       ------------------------
  Deferred tax liabilities:                                (in thousands)
   Capitalization of
    internal use software                               $17,359       $17,060
   Restructuring charges                                    303        (6,007)
   Depreciation                                          10,761         4,000
   Intangible amortization                                1,681         3,775
   Purchased merchant contracts                           1,436           387
   Other                                                  2,137        (2,649)
                                                       ------------------------
   Total deferred tax liabilities                        33,677        16,566
                                                       ------------------------
  Deferred tax assets:
   Net unrealized loss on
    securities available for sale                         1,212         7,123
   Nondeductible reserves                                    -          1,802
   Bad debt allowance                                     2,132           730
   Inventories                                              123            44
   Restructuring charges                                  1,470            -
   Depreciation                                             370           166
   Other                                                  1,269          (630)
                                                       ------------------------
   Total deferred tax assets                              6,576         9,235
                                                       ------------------------
   Net deferred tax liability                           $27,101       $ 7,331
                                                       ========================


The components of the provision (benefit) for income taxes for the three years ended December 31 are as follows:

                          2000       1999        1998
                      ---------------------------------
                                 (in thousands)
  Current
   Federal             $ 88,025    $59,791     $48,275
   State                  2,339      7,414       2,923
                      ---------------------------------
                         90,364     67,205      51,198
                      ---------------------------------
  Deferred
   Federal               12,188     (1,327)        416
   State                  1,671      1,159       1,081
                      ---------------------------------
                         13,859       (168)      1,497
                      ---------------------------------
                       $104,223    $67,037     $52,695
                      ---------------------------------

                        CONCORD EFS, INC AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000


Note L - Income Taxes, continued

The reconciliation of income taxes computed at the U.S. federal statutory tax rate of 35% to income tax expense for the three years ended December 31 is as follows:

                                               2000         1999         1998
                                            ------------------------------------
                                                       (in thousands)
   Tax at statutory rate                     $102,094      $61,952     $50,313
   State income taxes, net of
    federal benefit                             2,607        3,249       2,204
   Acquisition costs                              753        2,292          -
   Nondeductible amortization
    of goodwill                                 1,038        1,021       1,076
   Tax-exempt interest income                  (2,560)      (2,319)     (1,175)
   Other, net                                     291          842         277
                                            ------------------------------------
                                             $104,223      $67,037     $52,695
                                            ====================================

Income tax benefits resulting from the disqualifying dispositions of certain employee incentive stock option shares were credited to additional paid-in capital because no compensation expense was charged to income for financial reporting purposes related to the exercise of such options.

Note M - Stockholders' Equity

In June 1999 Concord completed an offering of 10.1 million shares of its common stock, and within the same offering, an additional 44.5 million shares of common stock were sold by the previous owners of EPS for a total of 54.6 million shares of common stock. Net of the underwriting discount and other expenses of the offering, Concord received $207.8 million for the 10.1 million shares of common stock issued. The previous owners of EPS had received unregistered common stock of Concord in connection with the February 26, 1999 acquisition. Concord did not receive any proceeds from the sale of shares by the previous owners of EPS.

                        CONCORD EFS, INC AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000


Note N - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

                                                   Year ended December 31
                                                2000        1999       1998
                                         --------------------------------------
                                          (in thousands, except per share data)
   Numerator:
    Net income                                $187,475    $109,970    $91,056
                                         ======================================
   Denominator:
    Denominator for basic earnings
     per share, weighted-average shares        215,208     207,872    200,264

    Effect of dilutive employee
     stock options                               8,039       7,245      6,382
                                          --------------------------------------
    Denominator for diluted earnings per
     share-adjusted weighted-average
     shares and assumed conversions            223,247     215,117    206,646
                                         ======================================

   Basic earnings per share                      $0.87       $0.53      $0.45
                                         ======================================
   Diluted earnings per share                    $0.84       $0.51      $0.44
                                         ======================================


Earnings per share and related share data have been restated to reflect all stock splits.

Note O - Incentive Stock Option Plans

The Concord EFS, Inc. 1993 Incentive  Stock Option Plan, as amended (the Concord
Plan) allows for the grant of up to 37.5 million shares of common stock for the benefit of Concord's key employees. Options are granted at 100% of the market value on the date of the grant (110% in the case of a holder of more than 10% of the outstanding shares) and generally become exercisable within four years of the date of the grant. Options generally expire 10 years from the grant date. At December 31, 2000, 8.2 million shares were available to be granted.

                        CONCORD EFS, INC AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000


Note O - Incentive Stock Option Plans, continued

Information pertaining to the Concord Plan is summarized below, in thousands, except price per share:

                     Number of         Weighted        Weighted
                      Shares           Average          Average
                      Under           Exercise         Aggregate       Options
                      Option         Price/Share         Price       Exercisable
                   -------------------------------------------------------------
Outstanding at
 January 1, 1998      12,188            $ 7.11         $ 86,696         4,886

 Granted               6,404             11.14
 Exercised            (1,324)             4.91
 Terminated              (51)             9.73
                   -------------------------------------------------------------
Outstanding at
 December 31, 1998    17,217              8.77         $151,041         7,825

 Granted               6,672             21.63
 Exercised            (3,857)             5.87
 Terminated             (618)            20.66
                   -------------------------------------------------------------
Outstanding at
 December 31, 1999    19,414             13.43         $260,818         7,720

  Granted              5,774             19.68
  Exercised           (2,793)             9.75
  Terminated            (247)            18.90
                   -------------------------------------------------------------
Outstanding at
 December 31, 2000    22,148            $15.47         $342,551         8,797
                   =============================================================

The weighted average fair value of options granted during 2000, 1999, and 1998 was $8.82, $9.29, and $4.10, respectively.

                        CONCORD EFS, INC AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000


Note O - Incentive Stock Option Plans, continued

Additional information regarding options outstanding as of December 31, 2000 is summarized below:

                                                             Weighted
                                                             Average                             Weighted
                                         Weighted           Remaining            Number           Average
      Option            Options          Average           Contractual         of Options     Exercise Price
     Exercise         Outstanding        Exercise        Life of Options       Exercisable      of Options
    Price Range       (thousands)      Price/Share           in Years          (thousands)      Exercisable
- -------------------------------------------------------------------------------------------------------------
$ 2.28- 8.67             2,672          $  5.35              4.43                 2,672          $  5.35
$10.06-12.78             8,332            11.83              7.62                 5,044            11.51
$15.50-21.00             6,850            19.01              9.82                   502            20.74
$21.08-29.94             4,294            23.17              9.48                   579            22.38
                       --------                                                 --------
$ 2.28-29.94            22,148          $ 15.47              8.28                 8,797          $ 10.88
                       ========                                                 ========

Prior to its merger with Concord, EPS adopted the Electronic Payment Services, Inc. 1995 Stock Option Plan, as amended (the EPS Plan). In connection with the merger of EPS with Concord, all outstanding options in the EPS Plan were accelerated and vested in February 1999. The total amount of option shares (after conversion to Concord EFS, Inc. shares) at December 31, 1998 was approximately 3.4 million, at a weighted average exercise price of $5.65. All outstanding options in the EPS Plan had been exercised by the expiration date of November 23, 1999.

As discussed below, Concord has elected to follow APB No. 25 and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, no compensation expense is recognized because the exercise price of Concord's employee stock options equals the market price of the underlying stock on the date of grant.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if Concord had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2000, 1999, and 1998, respectively: risk-free interest rates of 5.0%, 5.0%, and 6.0%, and volatility factors of the expected market price of Concord's common stock of
 .512, .582, and .358. Assumptions that remained constant for all years were dividend yields of 0% and a weighted average expected life of the options of three years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because

                        CONCORD EFS, INC AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000


Note O - Incentive Stock Option Plans, continued

can materially affect the fair value estimate, it is management's opinion that the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Concord's pro forma information is as follows for the years ended December 31 (in thousands, except for earnings per share):

                                                2000         1999        1998
                                           -------------------------------------
 Pro forma net income                        $164,788     $94,368      $82,356
 Pro forma basic earnings per share             $0.77       $0.45        $0.41
 Pro forma diluted earnings per share           $0.74       $0.44        $0.40

Pro forma disclosures are not likely to be representative of reported pro forma net income and earnings per share in future years as additional options may be granted in future years and the vesting of options already granted will impact the pro forma disclosures.

Note P - Employment Agreements

In February 1998 Concord entered into incentive agreements with its CEO and President, each for a term of five years expiring February 2003. Each agreement sets out the executive's annual base salary, provides an incentive compensation program with a bonus potential of 50% of annual base salary, provides for grants of regular stock options of up to 562,500 shares a year based on performance, and provides for grants of special stock options contingent upon, or providing accelerated vesting upon, the average market price of Concord stock reaching and maintaining certain levels. The agreements contain certain non-compete provisions and change in control provisions regarding the acceleration of outstanding stock options and the payment of bonuses.

                        CONCORD EFS, INC AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000


Note Q - Operations by Business Segment

Concord has two reportable segments: Payment Services and Network Services.

Concord's revenue from Payment Services results from processing payment transactions made by credit cards (such as VISA, MasterCard, Discover, American Express, and Diner's Club), and debit cards (such as STAR, Pulse, and NYCE). Payment Services also includes providing payment cards that enable drivers of trucking companies to purchase fuel and obtain cash advances at truck stops.

Network Services revenue consists of processing fees for driving and monitoring ATMs, processing fees for managing debit card records, access and switching fees for network access, and fees and other surcharges charged for proprietary ATMs.

Concord evaluates performance and allocates resources based on profit or loss from operations. Items classified as "Other" include amounts not identifiable with the two reported segments described above. The accounting policies of the reportable segments are the same as those described in Note A - Significant Accounting Policies.

Assets are allocated between Payment Services and Network Services based upon Concord's evaluation of the revenue earned by the particular assets. Assets classified as "Other" include assets not identifiable with the two reported segments.

Concord's reportable segments are business units that are managed separately because they offer distinct products for different end users. No single customer of Concord accounts for a material portion of Concord's revenue.

                        CONCORD EFS, INC AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000


Note Q - Operations by Business Segment

Business segment information for the years ended December 31, 2000, 1999, and 1998 is presented below in thousands:

                                Payment     Network
                               Services    Services       Other          Total
                            ----------------------------------------------------
2000
  Revenue                   $  889,941   $  339,493  $        -      $1,229,434
  Cost of operations          (711,108)    (192,871)          -        (903,979)
  Selling, general &
   administrative expenses          -            -       (57,284)       (57,284)
  Acquisition &
   restructuring charges          (776)     (10,915)          -         (11,691)
  Taxes & interest, net             -            -       (69,005)       (69,005)
                            ----------------------------------------------------
  Net income (loss)            178,057   $  135,707     (126,289)       187,475
                            ====================================================
  Assets by segment         $  887,067   $  170,836   $  495,739     $1,553,642
                            ====================================================

1999
  Revenue                   $  651,233   $  238,708   $       -      $  889,941
  Cost of operations          (493,306)    (138,435)          -        (631,741)
  Selling, general &
   administrative expenses          -            -       (61,325)       (61,325)
  Acquisition &
   restructuring charges        (6,436)     (19,253)     (10,500)       (36,189)
  Taxes & interest, net             -            -       (50,716)       (50,716)
                            ----------------------------------------------------
  Net income (loss)            151,491       81,020     (122,541)       109,970
                            ====================================================
  Assets by segment          $ 620,750    $ 169,685    $ 321,209     $1,111,644
                            ====================================================

1998
  Revenue                    $ 482,842    $ 183,705    $      -      $  666,547
  Cost of operations          (361,559)    (104,648)          -        (466,207)
  Selling, general &
   administrative expenses          -            -       (60,069)       (60,069)
  Taxes & interest, net             -            -       (49,215)       (49,215)
                            ----------------------------------------------------
  Net income (loss)          $ 121,283    $  79,057    $(109,284)    $   91,056
                            ====================================================
  Assets by segment          $ 440,700    $ 174,448    $ 178,052     $  793,200
                            ====================================================

                        CONCORD EFS, INC AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000


Note R - Debt and Dividend Restrictions

In accordance with federal banking laws, certain restrictions exist regarding the ability of Concord's financial institution subsidiaries to transfer funds to Concord in the form of cash dividends, loans or advances. The approval of certain regulatory authorities is required to pay dividends in excess of earnings retained in the current year plus retained net earnings for the preceding two years. As of December 31, 2000, approximately $213.3 million and $8.1 million of undistributed earnings of EFS National Bank (EFSNB) and EFS Federal Savings Bank (EFSFSB), respectively, included in consolidated retained earnings, were available for distribution to Concord as dividends without prior regulatory approval. Under Federal Reserve regulations, these subsidiaries are also limited as to the amount they may loan to affiliates, including Concord, unless such loans are collateralized by specific obligations. At December 31, 2000, the maximum amount available for transfer in the form of loans to Concord from EFSNB and EFSFSB, respectively, approximated 2.73% and 0.51% of Concord's consolidated net assets.

Note S - Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments. These fair values are provided for disclosure purposes only, and do not necessarily indicate the amount Concord would pay or receive in a market transaction with an unrelated third party.

Cash and Cash Equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Securities Available for Sale: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: Fair values of all categories of loans are estimated by discounting their expected future cash flows using interest rates currently being offered for loans with similar terms, reduced by an estimate of credit losses inherent in the portfolio.

Deposits: Fair values of fixed-rate, fixed-maturity deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar deposits to a schedule of aggregated expected monthly maturities on time deposits. The fair values disclosed for deposits other than fixed-rate, fixed-maturity deposits approximate their respective carrying values at the reporting date.

Short-Term Borrowings: The interest rates on short-term borrowings are variable rates; accordingly, fair value approximates the outstanding balance.

Advances from the FHLB: The fair values of Concord's long-term borrowings are estimated using discounted cash flow analyses based on Concord's current incremental borrowing rates for similar types of borrowing arrangements.

                        CONCORD EFS, INC AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000


Note S - Disclosures About Fair Value of Financial Instruments

The following table summarizes the carrying amount compared to the fair value of financial instruments according to the methods and assumptions listed above:

                                           Carrying Amount      Fair Value
                                        --------------------------------------
                                                    (in thousands)
 December 31, 2000
  Financial assets:
   Cash and cash equivalents                $  188,260          $ 188,260
   Securities available for sale               627,666            627,666
   Loans                                        78,654             73,864
  Financial liabilities:
   Deposits                                    125,834            126,122
   Advances from the FHLB                       99,000             96,809

 December 31, 1999
  Financial assets:
   Cash and cash equivalents                $  123,967          $ 123,967
   Securities available for sale               458,201            458,201
   Loans                                        30,922             30,124
  Financial liabilities:
   Deposits                                    100,475            100,557
   Advances from the FHLB                       75,000             72,099

                        CONCORD EFS, INC AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000


Note T - Subsequent Event

Concord acquired Star Systems, Inc. (STAR), a debit network, on February 1, 2001. The merger was accounted for as a pooling of interests transaction in which Concord issued 24.8 million shares of its common stock. The following table represents selected unaudited pro forma financial information split between Concord and STAR:

                                              Year ended December 31
                                          2000          1999         1998
                                     ----------------------------------------
                                      (in thousands, except per share data)
   Revenue
    Concord EFS, Inc.                 $1,229,434    $  889,941     $666,547
    STAR                                 182,774       163,344      141,210
                                     ----------------------------------------
   Pro forma combined                  1,412,208     1,053,285      807,757
                                     ========================================
   Net income
    Concord EFS, Inc.                    187,475       109,970       91,056
    STAR                                  22,451        19,271       15,539
                                     ----------------------------------------
   Pro forma combined                 $  209,926    $  129,241     $106,595
                                     ========================================
   Pro forma basic
    earnings per share combined            $0.88         $0.56        $0.48
                                     ========================================
   Pro forma diluted
    earnings per share combined            $0.85         $0.54        $0.46
                                     ========================================


Concord owns a majority interest of 74% in Primary Payment Systems, Inc., a risk management service, as a result of Concord's acquisitions of STAR and Cash Station. Primary Payment Systems will be immaterial to Concord's financial statements.

Similar to the EPS and Cash Station acquisitions and their related integration into Concord, Concord anticipates recording acquisition and restructuring charges related to STAR, although no definite plans have been adopted as management is currently reviewing potential operational synergies.

                        CONCORD EFS, INC AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000


Note U - Quarterly Financial Results (Unaudited)

The following table provides an unaudited summary of quarterly results for the calendar years 2000 and 1999. The quarterly information reported previously on Form 10-Q for these quarters has been restated to reflect mergers accounted for as pooling of interests.
                                   1st           2nd          3rd         4th
                                 Quarter       Quarter      Quarter     Quarter
                                ------------------------------------------------
                                      (in thousands, except per share data)
2000
 Revenue                         $262,444     $294,941     $318,700    $353,349
 Operating income                  51,670       64,237       59,747      80,826
 Net income                        37,918       46,474       44,053      59,030
 Per share:
  Basic earnings                    $0.18        $0.22        $0.20       $0.27
  Diluted earnings                  $0.17        $0.21        $0.20       $0.26

1999
 Revenue                         $182,335     $208,217     $231,253    $268,136
 Operating income                   4,100       46,049       52,427      58,110
 Net income (loss)                 (1,202)      31,097       37,572      42,503
 Per share:
  Basic earnings (loss)            ($0.01)       $0.15        $0.18       $0.20
  Diluted earnings (loss)          ($0.01)       $0.15        $0.17       $0.19

                        CONCORD EFS, INC AND SUBSIDIARIES

                         Report of Independent Auditors






Board of Directors and Stockholders of Concord EFS, Inc.

We have audited the accompanying consolidated balance sheets of Concord EFS, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of Concord's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Concord EFS, Inc. and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


                                                           /s/ Ernst & Young LLP


Memphis, Tennessee
February 8, 2001

Corporate directory

Board of Directors
(and their principal occupation)

Dan M. Palmer
  Chairman and Chief Executive Officer
  Concord EFS, Inc. and EFS National Bank

Douglas C. Altenbern*
  Retired Chairman and CEO
  Pay Systems of America, Inc.

J. Richard Buchignani, Esq.*
   Partner, Wyatt, Tarrant & Combs

Richard M. Harter, Esq.*
  Partner, Bingham Dana LLP

Joyce Kelso
  Retired Senior Vice President
  Concord EFS, Inc. and EFS National Bank

Richard P. Kiphart*
  Head of Corporate Finance Department
  William Blair & Company LLC

Edward A. Labry III
  President
  Concord EFS, Inc. and EFS National Bank

Jerry D. Mooney*
  Retired President, Healthcare New Business
  Initiatives section of ServiceMaster Co.

Paul L. Whittington*
  Retired Partner, Ernst & Young LLP

* Audit Committee Member

Executive Management Group
Dan M. Palmer, Chairman and CEO
  Concord EFS, Inc. and EFS National Bank

Edward A. Labry III, President
  Concord EFS, Inc. and EFS National Bank

Edward T. Haslam, Chief Financial Officer
  Concord EFS, Inc.

Steve A. Lynch, Chief Information Officer
  Concord EFS, Inc.

Christopher Reckert, Senior Vice President
  Sales, Concord EFS, Inc.

Marcia E. Heister, General Counsel
  and Assistant Secretary, Concord EFS, Inc.

William E. Lucado, Senior Vice President
  Chief Investment and Compliance Officer
  Concord EFS, Inc. and EFS National Bank

Vickie Brown, Chief Operating Officer
 EFS National Bank

Thomas J. Dowling, Chief Financial Officer
  EFS National Bank

Corporate Headquarters
2525 Horizon Lake Drive, Suite 120
Memphis, Tennessee 38133
1.800.238.7675

Transfer Agent & Registrar
State Street Bank and Trust Company
C/O EquiServe
P.O. Box 43011
Providence, Rhode Island 02940-3011

1.800.426.5523
Corporate Counsel
Bingham Dana LLP
Boston, Massachusetts

Independent Auditors
Ernst & Young LLP
Memphis, Tennessee

Annual Meeting
The annual meeting of stockholders will be held at 9:30 a.m. Central time on Thursday, May 24, 2001 at Colonial Country Club, 2736 Countrywood Parkway, Memphis, Tennessee.

Investor Information
Copies of the Concord EFS, Inc. Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, (including the financial statements and the financial statement schedules it contains) may be obtained without charge upon written request to Investor Relations at the corporate address. Concord press releases, product information and other news are also available through the company web site located at http://www.concordefs.com.

Trademarks
MAC, Cash Station, and STAR are registered trademarks of Concord EFS, Inc. and its subsidiaries. All other product or company names mentioned are for identification purposes only and may be trademarks of their respective owners.

concord efs, inc.
Corporate Headquarters
2525 Horizon Lake Drive
Suite 120
Memphis, TN 38133