Form 10-K, Exhibit 13
period 2001-12-31
CONCORD EFS INC
filed 2002-02-26
CIK 740112

                                                                      EXHIBIT 13

                       CONCORD EFS, INC. AND SUBSIDIARIES


Financial Highlights                                                          3

Stockholders' Letter                                                          5

Managing Risk                                                                 8

Processing Payments                                                           9

Connecting Consumers                                                         10

Management's Discussion and Analysis of Financial Condition
  and Results of Operations                                                  12

Financial Statements                                                         23

Corporate Directory                                                          53

                       CONCORD EFS, INC. AND SUBSIDIARIES


During the 15-year period between 1986 and 2001, Concord had 15 consecutive years of record earnings, and our stock outperformed every publicly traded company on both the Nasdaq 100 and the S&P 500. While we're proud of this track record, we believe that what's exciting about Concord is not just where we've been, but where we're going. The pages that follow highlight the inventive new products that we believe represent "what's next" for Concord and the payments industry.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                              FINANCIAL HIGHLIGHTS


MARKET VALUE

Our common stock trades on The Nasdaq National Market under the symbol "CEFT." The following table sets forth, for the periods presented, the range of high and low sales prices per share of our common stock, as reported on The Nasdaq National Market.

                                                       HIGH              LOW
                                                       ----              ---

          Year ended December 31, 2001
             First Quarter                            $24.97           $17.00
             Second Quarter                            28.47            18.72
             Third Quarter                             30.83            21.08
             Fourth Quarter                            33.36            23.65

          Year ended December 31, 2000
             First Quarter                            $14.00           $ 7.66
             Second Quarter                            14.56             9.31
             Third Quarter                             18.25            12.84
             Fourth Quarter                            24.06            16.50

As of February 15, 2002 we had approximately 74,000 holders of record of common stock. We have never paid cash dividends on our capital stock. It is our present policy to retain earnings to finance our operations and growth, and we do not expect to pay any cash dividends in the foreseeable future.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                              FINANCIAL HIGHLIGHTS

The following consolidated selected financial data for the years ended December 31 (in thousands, except per share data) should be read in conjunction with our consolidated financial statements and the notes to those financial statements, which are included in this report.

INCOME STATEMENT DATA                   2001             2000             1999            1998             1997
                                        ----             ----             ----            ----             ----
Revenue                             $1,707,002       $1,407,140       $1,060,010       $  812,824       $ 622,573
Cost of Operations                   1,203,815        1,009,954          735,467          552,469         421,969
Selling, General and
  Administrative Expenses               90,529           91,995           92,334           90,936          87,257
Acquisition Expenses and
  Restructuring Charges                125,362           11,691           36,189                -               -
Operating Income                       287,296          293,500          196,020          169,419         113,347
Interest Income (Expense), Net          57,594           37,243           16,251            2,604          (1,688)
Equity in Earnings
  (Loss) of Subsidiary                       -                -                -              281            (165)
Income Taxes                           127,958          120,220           82,906           65,709          45,081
Minority Interest in Subsidiary            526              597              124                -               -
Net Income                          $  216,406       $  209,926       $  129,241       $  106,595       $  66,413
Basic Earnings per Share            $     0.44       $     0.44       $     0.28       $     0.24       $    0.15
Diluted Earnings per Share          $     0.42       $     0.42       $     0.27       $     0.23       $    0.15
Basic Shares                           494,747          478,358          463,686          448,470         445,168
Diluted Shares                         516,958          495,993          479,734          462,792         456,762

BALANCE SHEET DATA
Working Capital                     $1,426,227       $  754,999       $  525,272       $  296,137       $ 159,002
Total Assets                        $2,729,445       $1,828,286       $1,301,067       $1,002,282       $ 798,700
Long-Term Debt, Less
  Current Maturities                $  119,458       $  109,911       $   89,268       $  190,625       $ 174,711
Total Stockholders' Equity          $1,858,587       $1,132,531       $  855,421       $  493,248       $ 376,354

                                          Percentage of Revenue                            Percentage Change
                                          ---------------------                            -----------------

                                                                                         2001                2000
                                                                                         over                over
INCOME STATEMENT DATA                     2001             2000            1999          2000                1999
                                          ----             ----            ----          ----                ----
Revenue                                  100.0%           100.0%           100.0%        21.3%                32.7%
Cost of Operations                        70.5             71.8             69.4         19.2                 37.3
Selling, General and
  Administrative Expenses                  5.3              6.4              8.7         (1.6)                (0.4)
Acquisition Expenses and
   Restructuring Charges                   7.4              0.9              3.4        972.3                (67.7)
Operating Income                          16.8             20.9             18.5         (2.1)                49.7
Interest Income, Net                       3.4              2.6              1.5         54.6                129.2
Income Taxes                               7.5              8.6              7.8          6.4                 45.0
Minority Interest in Subsidiary            0.0              0.0              0.0        (11.9)               381.5
Net Income                                12.7             14.9             12.2          3.1                 62.4

                       CONCORD EFS, INC. AND SUBSIDIARIES
                              STOCKHOLDERS' LETTER

Dear Stockholders:

In 2001 Concord posted its 15th consecutive year of record earnings. Perhaps most importantly for you, our stockholders, is this impressive measure: During the 15-year period between 1986 and 2001, Concord's stock price increased over 83900%, easily outperforming every publicly traded company on the Nasdaq 100 and the S&P 500 and generating returns that were four times as large as the next best-performing company.

We're proud of that track record, and we'd like to say "thank you" to our clients, business partners, stockholders, and 2,600 employees for helping us make 2001 another landmark year for Concord.

Although the 2001 recession presented some challenges for Concord--such as a lower average ticket size and slower transaction volume growth in the second half of the year--we successfully managed through the economic downturn. Concord's 2001 revenue grew 21% over 2000, and net income and diluted earnings per share were up 39% and 33%, respectively, excluding acquisition expenses and restructuring charges.

Business Highlights
Our two business segments, Network Services and Payment Services, each had good internal growth from current business in 2001, as well as success in cross-selling additional products to current clients and signing contracts for new business with some of the nation's largest financial institutions and retailers.

Network Services, which consists of network switching and processing services, added 275 new financial institution participants to our STAR\\sm\\ debit network and added thousands of new retail locations that accept the STAR automated teller machine (ATM)/debit card for payment. There are now over one million locations nationwide where STAR cardholders can get cash or pay for purchases. We also successfully cross-sold processing services to 412 STAR network members, thereby increasing our revenue per transaction. Major new contracts included Citizens Financial Group, Mid-States Corporate Federal Credit Union, and NWA Federal Credit Union. Network Services processed approximately 5.5 billion transactions in 2001.

Payment Services, which provides point of sale processing and settlement services, processed approximately 3.6 billion transactions in 2001 and added approximately 102,600 new merchant locations through our direct sales, agent bank, and independent sales organization channels. Significant new and expanded business included contracts with Ultramar Diamond Shamrock, The Coastal Corporation, RaceTrac Petroleum, Sinclair Oil, Fleming Foods, American Dairy Queen, and Auntie Anne's Pretzels.

In December we announced an agreement to acquire The Logix Companies, LLC, a private electronic transaction processor, which is expected to bring new product technology to each of Concord's business lines. Key products include an ATM processing platform with specialized services for retail deployers and an enhanced check conversion product featuring image capture.

Logix also operates a terminal-based identity verification product that reads driver's licenses and other forms of identification as a basis for authorizing age-related sales, such as alcohol and tobacco. We expect to close the Logix transaction during the first quarter of 2002, subject to various conditions, including regulatory approval.

The Next Big Idea
We believe that Concord's success over the years has been built on our ability to spot new opportunities early, to identify the next "big idea" that will drive continued earnings growth. In the late 1980s it was a shift to the recurring revenues of transaction processing. In the early 1990s it was a focus on emerging payment types in supermarkets and gas stations. And in the late 1990s it was an expansion into ATM processing and branded network services. On the pages that follow, we share highlights of some emerging products that we believe have the potential to be the next "big idea" in Concord's future.

An example is risk management, a business we entered in 2001. Primary Payment Systems, Inc., our majority-owned subsidiary, provides new account, deposit, and payment risk management services to financial institutions and retailers. Primary Payment Systems' newest offering, called Identity Chek\\sm\\, is an identification verification service expected to help financial institutions comply with the new USA Patriot Act. In the future it may be used to perform advanced identity screening for a variety of transactions.

Another example is our new Internet payment gateway, EFSnet\\sm\\, which allows new clients to connect to our payment processing platforms in hours rather than weeks, with minimal programming and without certification. Built using the newly created standards for Internet commerce, this unique Internet-based gateway is expected to transform the way clients connect to Concord for all types of Web-based and brick-and-mortar-based payments.

Looking Ahead
Concord begins 2002 in a strong position. We are the leading processor to the supermarket and petroleum industries, two large segments moving rapidly to electronic payments. We lead the payments industry in acquiring personal identification number (PIN)-secured debit and electronic benefits transfer transactions. Our acquisitions of the MAC(R), Cash Station(R), and STAR debit networks created the largest PIN-secured debit network in the U.S., and we are the largest ATM processor in the country. Individually these attributes are impressive, but combined they make Concord a driving force in the electronic payments industry and we are well positioned to benefit from the shift from cash and checks to electronic commerce.

We also start 2002 with a balance sheet that is extremely strong on all measures. We took significant steps in 2001 to consolidate our operations and integrate recent acquisitions, which is expected to improve operating efficiency in 2002. We moved into two new state-of-the-art data centers, consolidated two other data centers, and re-engineered systems for improved performance. And with cash and securities of approximately $1.9 billion, we have significant resources to fuel future growth.

Early in 2001 a commentator on a business news program called Concord "boring" for its steady growth and predictability. At Concord, we think a 15-year record of high growth rates and reliable performance is, in fact, a very exciting quality for a company to possess. We hope you agree.


Sincerely,


/s/ Dan M. Palmer                              /s/ Edward A. Labry III
-----------------                              -----------------------
Dan M. Palmer                                  Edward A. Labry III
Chairman and Chief Executive Officer           President



Concord gained significant financial recognition in 2001. The Wall Street Journal Shareholder Scoreboard listed Concord in its 14-member Honor Roll and 50 Best Performers, plus it ranked Concord 2nd out of 44 peer companies on five-year average returns. Concord joined the Forbes 500s, Fortune 1000, and S&P 500 Index, and Investor's Business Daily ranked Concord 2nd on its Decade's Best Performers list. Concord was also named to Forbes Platinum List of the 400 Best Big Companies in America.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                          WHAT'S NEXT IN MANAGING RISK

Broad access to sophisticated computer systems, while enhancing the quality of life for many Americans, has also increased the risk of fraud as criminals use the advanced technology for forgery, counterfeiting, and identity theft. The impact on businesses is both significant and growing: Retailers annually lose an estimated $12 to $15 billion due to check fraud. New account fraud generates almost one-third of the fraud losses at financial institutions. Identity theft, the fastest-growing crime in the U.S., is expected to cost financial institutions an estimated $8 billion by 2004.

And while the dollar impact of fraud is staggering, the urgent need for effective risk management is moving beyond the threat of simple financial losses into the arena of national security. Falsified identification that can be used to cash a bad check can also be used to open accounts, obtain credit, and purchase airline tickets. In recognition of this heightened risk, Congress passed the USA Patriot Act of 2001. This anti-terrorism legislation includes provisions for improved identification verification during the new account opening process as a way to restrict criminal entry and block terrorist access to the U.S. financial system.

Effectively managing this increased risk requires more than simple access to information. It demands an unprecedented combination of emerging technology, risk management expertise, and real-time access to multiple data sources.

In 2001 we began assembling the components of a comprehensive risk management service, featuring the proprietary systems of recent acquisitions: Primary Payment Systems (PPS), WJM Technologies, and The Logix Companies (pending,
2002). These systems include:

.. Real-time access to millions of deposit accounts nationwide for account status and transaction information to reduce the risk of taking fraudulent checks for payment or deposit;
.. A sophisticated computer system that examines a person's identification using proprietary analytics and information from multiple data sources to highlight questionable information that might indicate a suspicious identity during the new account opening process; and
.. Unique terminal software that reads information encoded on driver's licenses and other forms of government identification and displays on a terminal read-out information such as date of birth, gender, and physical characteristics for immediate authentication.

In risky situations, advance warning of a potential threat can make all the difference. Our new risk management services will offer the tools, information, and analysis that can help retailers and financial institutions avoid deposit fraud losses and improve transaction security.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                       WHAT'S NEXT IN PROCESSING PAYMENTS

Most payment processors, including Concord, acquire, authorize, and settle payment transactions using software systems built on proprietary programs. And while this in-house software development often produces high-quality services, it also creates work. To communicate with the processor's systems, the client company must re-program its systems, certify that its programming was successful, and re-certify every time the processor upgrades its products. This process, which is typical in the industry, usually takes several weeks. Until now.

We have developed a groundbreaking Internet-based payment gateway, EFSnet\\sm\\, which allows clients to connect to our payment platform in hours rather than weeks. EFSnet removes the traditional barriers of programming, certification, and periodic re-certification by acting as a translator between open Internet language and our proprietary processing language. Implementation is faster and upgrades are automatic, because clients write to EFSnet in simplified and universal Internet language, rather than certifying directly to our processing platform.

EFSnet was built using the new "Web Services" standards and protocols, including extensible markup language (XML) and simple object access protocol (SOAP), which were recently adopted by the World Wide Web Consortium for standardizing Internet communications. We believe that these standards, which represent an entirely new way of communicating between dissimilar systems, will form the basis for all connections in the future. And we believe that EFSnet is the first live payment application in the U.S. to use these open Internet standards, putting us ahead of the technology curve.

The first application for EFSnet has been acquiring and processing credit card payments on retailer Web sites, but this is only the beginning. The EFSnet gateway can be used to facilitate a wide range of emerging Web-based payments, such as gift cards, online checks, and business-to-business purchase cards with detailed reporting. In addition, brick-and-mortar retailers can use EFSnet as a secure Internet connection in place of traditional dial-up connections to authorize credit and debit card payment authorizations and check verification in traditional stores. Instead of the usual six- to eight-second delay of a dial-up connection, an Internet line is always connected, allowing retailers to enjoy the same processing speed as a dedicated leased-line connection without the expensive installation and maintenance costs.

Faster, better, cheaper: At Concord, the future is now as we concurrently add new payment services and transform the way clients connect to and communicate with our processing platforms.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                       WHAT'S NEXT IN CONNECTING CONSUMERS

"Connecting people with their money\\sm\\" is the objective of the STAR network. And billions of times each year, we connect consumers with their money via a coast-to-coast network of almost 200,000 automated teller machines and almost 900,000 retail locations where they can access their deposit accounts to get cash or pay for purchases.

This consumer convenience is possible because the STAR network, at its core, is about connectivity: Online, real-time connections to financial institutions, third party processors, retailers, networks, and approximately 112 million deposit accounts across the U.S. This broad connectivity offers a wealth of opportunities to create new deposit access services, making life simpler for consumers while creating new revenue opportunities for our financial institution participants.

As an example, we expect that in the not-too-distant future millions of Americans will be able to use our extensive network of STAR ATMs to send cash to, and receive cash from, other consumers. Called person-to-person payments, these transactions are secure transfers of money between individuals that can be used for personal payments, cash advances to college students, transfers to family members in other countries, or to send money to people who do not have bank accounts and cannot cash checks. This money transfer service will allow STAR cardholders to initiate "send money" transactions from their deposit accounts at a STAR ATM to designated recipients, while the recipients will be able to use a card at any STAR ATM nationwide to access the funds.

Although there are other money transfer services in operation today, the service concept described above is proprietary, protected by Concord-owned patents that cover the use of cards to send and receive money at ATMs and other self-service terminals. Beyond the ATM network, there are also opportunities to leverage our real-time connection to over 6,200 financial institutions with inter-bank person-to-person transactions initiated via financial institution Web sites, telephones, and branches.

Connecting people with their money, and next, connecting consumers to each other. Just one more step into the exciting future of Concord's Network Services.

                       CONCORD EFS, INC. AND SUBSIDIARIES


Management's Discussion and Analysis of Financial Condition
   and Results of Operations                                                12

Consolidated Balance Sheets                                                 23

Consolidated Statements of Income                                           24

Consolidated Statements of Stockholders' Equity                             25

Consolidated Statements of Cash Flows                                       26

Notes to Consolidated Financial Statements                                  27

Report of Independent Auditors                                              52

                       CONCORD EFS, INC. AND SUBSIDIARIES
                      MANAGEMENT'S DISCUSSION & ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                December 31, 2001

You should read the following discussion together with our consolidated financial statements and the notes to those financial statements, which are included in this report. This report may contain forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and other factors, including those set forth in this paragraph. Important factors that could cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by those statements include, but are not limited to: (i) the failure to successfully execute our corporate consolidation plan, (ii) the loss of key personnel or inability to attract additional qualified personnel, (iii) the loss of key customers, (iv) increasing competition, (v) changes in card association rules and practices, (vi) the inability to remain current with rapid technological change, (vii) risks related to acquisitions, (viii) the imposition of additional state taxes, (ix) continued consolidation in the banking and retail industries, (x) business cycles and the credit risk of our merchant customers, (xi) the outcome of litigation involving VISA and MasterCard, (xii) utility and system interruptions or processing errors, (xiii) susceptibility to fraud at the merchant level, (xiv) changes in card association fees, products, or practices, (xv) restrictions on surcharging,
(xvi) rules and regulations governing financial institutions and changes in such rules and regulations, and (xvii) volatility of the price of our common stock. We undertake no obligation to publicly update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events, or changes to future results over time. See the cautionary statements included as Exhibit 99.2 to our annual report on Form 10-K filed on February 26, 2002 for a more detailed discussion of the foregoing and other factors.

Overview

Concord EFS, Inc. (Concord) is a leading vertically integrated electronic transaction processor. We acquire, route, authorize, capture, and settle virtually all types of electronic payment and deposit access transactions for financial institutions and merchants nationwide. Our primary activities consist of Network Services, which provides automated teller machine (ATM) processing, debit card processing, deposit risk management, and coast-to-coast debit network access principally for financial institutions, and Payment Services, which provides payment processing for supermarkets, major retailers, petroleum dealers, convenience stores, restaurants, trucking companies, and independent retailers. In 2001 we processed approximately 9.1 billion transactions.

Network Services includes terminal driving and monitoring for ATMs, transaction routing and authorization via the combined STAR\\sm\\, MAC(R), and Cash Station(R) debit network as well as other debit networks, deposit risk management, and real-time card management and authorization for personal identification number (PIN)-secured debit and signature debit cards. In addition, we operate the network switch that connects a coast-to-coast network of ATMs and point of sale (POS) locations that accept debit cards issued by our member financial institutions. Our network access services include transaction switching and settlement. In 2001 we processed approximately 2.3 billion PIN-secured debit transactions and approximately 3.2 billion ATM transactions.

We recently expanded our debit network in our Network Services area through two acquisitions. On February 1, 2001 we completed our acquisition of Star Systems, Inc. (STAR), the nation's largest PIN-secured debit network, based in Maitland, Florida. The merger was accounted for as a pooling-of-interests transaction in which we exchanged approximately 48.0 million shares of our common stock for all of STAR's outstanding common stock. On August 21, 2000 we completed our acquisition of Cash Station, Inc., a leading midwest PIN-secured debit network based in Chicago, Illinois. This acquisition was accounted for as a pooling-of-interests transaction in which we exchanged approximately 5.0 million shares of our stock for all of the outstanding common stock of Cash Station.

As a result of our acquisition of STAR and Cash Station and subsequent purchase of shares, we acquired a majority interest in Primary Payment Systems, Inc., a company providing deposit risk management services to merchants and financial institutions. We own an 85.5% interest in Primary Payment Systems, with the remainder owned by certain financial institutions and a credit union service provider. Primary Payment Systems' deposit risk management services provide advance notification of potential losses associated with fraudulent checks or high risk accounts utilizing a national database composed of approximately 165.7 million deposit accounts.

In 2001 Primary Payment Systems expanded its operations in the deposit risk management area through its acquisition of Wally Industries, Inc. d/b/a WJM Technologies. WJM's front-end tools, which screen new deposit accounts before they are opened, increase the breadth of Primary Payment Systems' deposit risk management services. Primary Payment Systems believes that the addition of WJM will enable it to develop more powerful fraud filters that can be extended to other markets, as well as provide additional cross-selling opportunities and augment customer retention.

In December 2001 we announced that we had reached an agreement to acquire The Logix Companies, LLC, an electronic transaction processor based in Longmont, Colorado. A private limited liability company, Logix provides financial institutions, retailers, and independent sales organizations with ATM processing, electronic check conversion, identification and authentication services, database development and reporting, and merchant processing services. We expect to close the Logix transaction during the first quarter of 2002, subject to various conditions, including regulatory approval.

Payment Services provides the systems and processing that allow retail clients to accept virtually any type of electronic payment, including all card types--credit, debit, electronic benefits transfer (EBT), prepaid, and proprietary cards--as well as a variety of check-based options. We focus on providing payment processing services to selected segments, with specialized systems designed for supermarkets, gas stations, convenience stores, and restaurants. In 2001 we processed approximately 3.6 billion of these payment transactions. Payment Services also includes providing payment cards that enable drivers of trucking companies to purchase fuel and obtain cash advances at truck stops. Our services are turn-key, providing merchants with POS terminal equipment, transaction routing and authorization, settlement, funds movement, and sponsorship into all credit card associations (such as VISA and MasterCard) and debit networks (such as STAR, Pulse and NYCE).

Early in 2000 we completed two acquisitions in the Payment Services area. In February 2000 we completed our acquisition of Virtual Cyber Systems, Inc., an Internet software development company. This acquisition, for which we paid approximately $2.0 million, was accounted for as a purchase transaction and was immaterial to our financial statements. In January 2000 we completed our acquisition of National Payment Systems Inc. d/b/a Card Payment Systems, a New York-based reseller of payment processing services. Card Payment Systems provides card-based payment processing services to independent sales organizations, which in turn sell those services to merchants. The acquisition was accounted for as a pooling-of-interests transaction in which we exchanged approximately 12.5 million shares of our stock for all of the outstanding shares of Card Payment Systems.

In the first quarter of 2001 we initiated a company-wide consolidation plan to address areas of operating redundancies created by our recent acquisitions. The plan includes consolidation of data centers and other facilities to eliminate redundancies, the reassignment or termination of certain employees timed to coincide with the integration of redundant processing platforms, and the functional integration of the STAR organization into Concord. We incurred a charge of $86.4 million, net of taxes, related to our consolidation plan, including costs incurred in combining operating platforms and facilities, communications conversion costs, asset write-offs, and severance and compensation costs, as well as investment banking fees and advisory, legal, and accounting fees incurred in connection with the acquisition of STAR. During the past nine months we began implementing the plan to capture synergies within our network operations and align our resources across the enterprise for greater efficiency and improved service delivery. We expect to complete our consolidation activities by the end of the first quarter of 2002.

An example of the vertical integration of our services is our ownership of two financial institutions, EFS National Bank and EFS Federal Savings Bank. These banks allow us to provide our merchants with bank sponsorship into credit and debit card associations and to own and deploy ATMs. Traditional banking activities such as lending and deposit-taking are also provided.

Restatement of Historical Financial Information

The financial information for prior periods presented below and elsewhere in this report has been restated for the results of Electronic Payment Services, Inc., STAR, Cash Station, and Card Payment Systems in accordance with the pooling-of-interests method of accounting for business combinations. The financial information includes the financial position, operating results, and cash flows for all periods presented.

Critical Accounting Policies

The critical accounting policies that are most important to the presentation of our financial statements relate to revenue recognition, capitalization of purchased merchant contracts, and impairment of long-lived assets.

Revenue from the processing of credit, debit, and other transactions represents approximately 86.0% of our total revenue and is recognized at the time the transaction is processed. This revenue is collected either the next day as a charge against the merchant's settlement payment or through an automated debit to the customer's account no later than the 25th day of the following month. Credit card revenue is recorded gross of interchange and network fees. Debit and EBT fees are recorded gross of other network fees charged to us. Interchange and network fees represent amounts charged by the credit and debit networks and appear as both revenue and cost of operations in our financial statements. Since this revenue is recorded as transactions are processed and settlement occurs timely, we experience a low level of losses on collection. No material amounts of revenue are recorded based on estimates or assumptions.

We capitalize the cost of purchased merchant contracts. We expense the cost of merchant contracts originated through our corporate sales force. Purchased merchant contracts are amortized over a useful life of six years based on our attrition experience. If merchant contracts purchased in 2001 had been expensed, income before taxes would have been reduced by approximately $24.7 million.

Management evaluates long-lived assets for impairment in accordance with Statement of Financial Accounting Standard 121, "Accounting For the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." These assets include property and equipment, goodwill, and certain other intangible assets such as purchased merchant contracts. The impairment review is performed on an annual basis or whenever indications of impairment are present by comparing undiscounted cash flows to the carrying value of the related assets. If this review indicates the carrying amount may not be recoverable, impairment losses are measured and recognized based on the difference between the estimated discounted cash flows over the remaining life of the assets and the assets' carrying value.

Components of Revenue and Expenses

Network Services and Payment Services are our two reportable business segments. These business units are managed separately because they offer distinct products for different end users. All of our revenue is generated in the United States, and no single customer accounts for a material portion of our revenue. The majority of our revenue is tied to contracts with terms of between three and five years.

A principal component of our revenue is derived from Network Services (38.5% in 2001 and 37.2% in 2000). Network Services revenue consists of processing fees for driving and monitoring ATMs, processing fees for managing debit card records, and access and switching fees for network access. We recognize this revenue at the time of the transaction.

The majority of our revenue (61.5% in 2001 and 62.8% in 2000) is generated from fee income related to Payment Services. Revenue from Payment Services primarily includes discount fees charged to merchants, which are a percentage of the dollar amount of each credit card transaction we process, as well as a flat fee per transaction. The discount fee, primarily charged to smaller merchants, is negotiated with each merchant and typically constitutes a bundled rate for the transaction authorization, processing, settlement, and funds transfer services we provide, plus the interchange fees charged by the credit card associations and collected by us. The balance of Payment Services revenue is derived from transaction fees for processing credit card transactions for larger merchants, debit card and EBT card transactions, check verification and authorization services, and sales of POS terminals. We recognize this revenue at the time of the transaction. One result of basing revenue on the total dollar volume processed is that lower ticket size or other reduction in total purchases causes a reduction in our revenue. However, net income is not correspondingly affected because the majority of our transactions are priced on a fixed fee per transaction basis.

The following table lists revenue by segment for the years ended December 31 (in millions):

                                       2001            2000          1999
                                       ----            ----          ----

     Network Services               $   657.0      $   523.2     $   414.5
     Payment Services                 1,050.0          883.9         645.5
                                    ---------      ---------     ---------
     Total                          $ 1,707.0      $ 1,407.1     $ 1,060.0

Cost of operations includes all costs directly attributable to our providing services to our customers. The most significant component of cost of operations is interchange and network fees, which represent amounts charged by the credit and debit networks. Interchange and network fees are billed primarily as a percentage of dollar volume processed and, to a lesser extent, as a transaction fee. This amount is a direct expense of the revenue component described above, so that when total dollar volume processed declines, due to lower ticket size or other reduction in total purchases, there is a corresponding decline in cost of operations. Cost of operations also includes telecommunications costs, personnel costs, occupancy costs, depreciation, the cost of equipment leased and sold, the cost of operating our debit network, and other miscellaneous merchant supplies and services expenses. We strive to maintain a highly efficient operational structure, which includes volume purchasing arrangements with equipment and communications vendors and direct membership by our subsidiary, EFS National Bank, in bank card associations and major debit networks.

The following table lists cost of operations by segment for the years ended December 31 (in millions):

                                        2001           2000           1999
                                        ----           ----           ----

     Network Services               $   348.9      $   304.9     $    247.9
     Payment Services                   854.9          705.1          487.6
                                    ---------      ---------     ----------
     Total                          $ 1,203.8      $ 1,010.0     $    735.5

Our selling, general and administrative expenses include certain salaries and wages and other general administrative expenses. These costs are not allocated to the reportable segments.

Information regarding the net income generated by and the total assets allocated to each of our business segments is included under the caption "Note Q - Operations by Business Segment" in the notes to our consolidated financial statements and is incorporated herein by reference.

Results of Operations

The following table shows the percentage of revenue represented by certain items on our consolidated statements of income for the years ended December 31:

                                            2001                2000              1999
                                            ----                ----              ----
     Revenue                                100.0%              100.0%             100.0%
     Cost of operations                      70.5                71.8               69.4
     Selling, general and
        administrative expenses               5.3                 6.4                8.7
     Acquisition expenses and
        restructuring charges                 7.4                 0.9                3.4
                                      -----------          ----------        -----------
     Operating income                        16.8                20.9               18.5
     Interest income, net                     3.4                 2.6                1.5
                                      -----------          ----------        -----------
     Income before taxes                     20.2                23.5               20.0
     Income taxes                             7.5                 8.6                7.8
                                      -----------          ----------        -----------
     Net income                              12.7%               14.9%              12.2%
                                      ===========          ==========        ===========

Calendar 2001 Compared to Calendar 2000

Revenue increased 21.3% to $1,707.0 million in 2001 from $1,407.1 million in 2000. In 2001 Network Services accounted for 38.5% of revenue, and Payment Services accounted for 61.5%. Network Services revenue increased 25.6% over 2000 as a result of the addition of new network and processing customers and increases in transaction volumes. The increased transaction volumes resulted primarily from increased use of our network debit cards for payment at the point of sale. Revenue from Payment Services increased 18.8% over 2000, due primarily to increased transaction volumes. The increased volumes resulted from the addition of new merchants and the widening acceptance of debit and EBT card transactions at new and existing merchants.

Cost of operations decreased in 2001 to 70.5% of revenue compared to 71.8% in 2000. This decrease was due primarily to a decrease as a percentage of revenue in certain operating costs such as telecommunications, payroll expenses, and depreciation and amortization expenses. These decreases resulted from cost efficiencies from our company-wide consolidation activities.

Selling, general and administrative expenses decreased as a percentage of revenue to 5.3% in 2001 from 6.4% in 2000. This decrease is primarily attributable to lower marketing expense.

Acquisition expenses and restructuring charges in 2001 were $125.4 million compared to $11.7 million in 2000. In the first quarter of 2001, we initiated a company-wide consolidation plan to address areas of operating redundancies created by our recent acquisitions. The plan includes consolidation of data centers and other facilities to eliminate redundancies, the reassignment or termination of certain employees timed to coincide with the integration of redundant processing platforms, and the functional integration of the STAR organization into Concord. The charge of $125.4 million ($86.4 million, net of taxes) consisted of $63.9 million for combining various STAR processing platforms and facilities that will be closed and consolidated. We also accrued $16.0 million for duplicate products and systems such as abandoned products and internal systems that do not support our new network strategy, and we accrued $19.1 million for the various data center services contracts that were terminated as part of the overall restructuring. The consolidation of products, services, processing platforms, and facilities created personnel duplications. As a result, we accrued compensation and severance costs of $9.8 million to diminish redundancies and consolidate operational groups. In addition to these charges, we accrued other expenses of $1.0 million and advisory, legal, and accounting fees totaling $15.6 million in connection with the STAR merger.

During the past nine months we began implementing the plan to capture synergies within our network operations and align our resources across the enterprise for greater efficiency and improved service delivery. We expect to complete our consolidation activities by the end of the first quarter of 2002, and we believe our remaining accrual of approximately $5.3 million is adequate.

Excluding acquisition expenses and restructuring charges, operating income as a percentage of revenue increased to 24.2% in 2001 from 21.7% in 2000. Operating income increased on a per transaction basis to $0.045 per transaction in 2001 from $0.038 per transaction in 2000, an improvement of 18.4% year over year. This increase in operating income and growth in operating income per transaction resulted from cost efficiencies from our company-wide consolidation activities, increased economies of scale, and declining selling, general and administrative expenses.

Net interest income improved as a percentage of revenue to 3.4% in 2001 compared to 2.6% in 2000. This improvement resulted primarily from our increased investment in various securities of available cash flow from operations plus approximately $420.6 million in proceeds from our June 2001 stock offering, which increased interest income by 46.7% compared to 2000.

Our overall tax rate increased to 37.1% in 2001 from 36.3% in 2000. Excluding the charges and the tax component write-off, our tax rate was 35.5% in 2001 compared to 36.1% in 2000. This decrease was the result of an overall decrease in our state tax rates.

Net income as a percentage of revenue decreased in 2001 to 12.7% from 14.9% in 2000. The primary factor in this decrease in net margin was the acquisition expenses and restructuring charges related to the acquisition of STAR. Excluding the charges and related tax items, net income as a percentage of revenue increased to 17.7% in 2001 compared to 15.5% in 2000.

Calendar 2000 Compared to Calendar 1999

Revenue increased 32.7% to $1,407.1 million in 2000 from $1,060.0 million in 1999. In 2000 Network Services accounted for 37.2% of revenue, and Payment Services accounted for 62.8%. Network Services revenue increased 26.2% over 1999 as a result of an increase in the number of ATMs driven, the addition of new network and processing customers, increases in transaction volumes, and the full-year impact of in-house processing of our signature debit service. The increased transaction volumes resulted primarily from increased use of our network debit cards for payment at the point of sale. Revenue from Payment Services increased 36.9%, due primarily to increased transaction volumes and cross-selling settlement processing to several of our higher volume merchants who were previously using only front-end processing services. The increased volumes resulted from the addition of new merchants and the widening acceptance of debit and EBT card transactions at new and existing merchants.

Cost of operations increased in 2000 to 71.8% of revenue compared to 69.4% in 1999. This increase was due primarily to the addition of lower-margin revenue beginning in the fourth quarter of 1999 and continuing through the third quarter of 2000. This lower-margin revenue resulted principally from cross-selling settlement processing to several of our higher volume merchants who command lower transaction pricing. Lower-margin revenue was also the result of additional interchange fees due to this cross-selling and processing of our signature debit service in-house. This new lower-margin revenue was partially offset by a decrease as a percentage of revenue in certain other operating costs, such as payroll expense, and depreciation and amortization expense.

Selling, general and administrative expenses decreased as a percentage of revenue to 6.4% in 2000 from 8.7% in 1999. Within selling, general and administrative expenses, increases in salaries and wages were offset by lower legal and other expenses.

Acquisition expenses and restructuring charges decreased to $11.7 million in 2000 from $36.2 million in 1999. The charges in 2000 included $3.0 million in advisory, legal, and accounting fees incurred in connection with the acquisitions of Card Payment Systems and Cash Station. An additional $4.2 million in compensation and severance costs and $4.5 million in network de-conversion costs were incurred in the Cash Station acquisition.

Excluding acquisition expenses and restructuring charges, operating income as a percentage of revenue declined slightly to 21.8% in 2000 from 21.9% in 1999 due to lower-margin revenue. This lower-margin revenue, which resulted from lower revenue per transaction and additional interchange fees, partially masked an increase in operating income per transaction, which resulted from improved economies of scale and declining selling, general and administrative expenses.

Excluding acquisition expenses and restructuring charges, operating income per transaction increased to $0.038 per transaction in 2000 from $0.035 per transaction in 1999, an increase of 8.6% year over year. This growth in operating income per transaction was the result of declines in our cost per transaction outpacing declines in our revenue per transaction.

Net interest income improved as a percentage of revenue to 2.6% in 2000 compared to 1.5% in 1999. This improvement was the continued result of our using proceeds from our June 1999 stock offering to reduce our debt by $146.1 million at that time, which lowered interest expense by 17.2% as compared to 1999. The improvement was also the result of returns we received on our investing available cash from operations plus the remaining $61.7 million of the stock offering proceeds in various securities, which increased interest income by 63.6% over 1999.

Our overall tax rate decreased to 36.3% in 2000 from 39.1% in 1999. Excluding the charges and related tax component write-off, the tax rate was 36.1% in 2000 compared to 36.7% in 1999.

Net income as a percentage of revenue increased to 14.9% in 2000 from 12.2% in 1999. The primary factor in this net margin improvement was the decrease in acquisition expenses and restructuring charges. Excluding the charges and related tax items, net income as a percentage of revenue increased to 15.5% in 2000 compared to 14.8% in 1999.

Liquidity and Capital Resources

We have consistently generated significant resources from operating activities. In 2001, 2000, and 1999 operating activities generated cash of $661.9 million, $404.5 million, and $198.9 million, respectively. Cash generated from operating activities can vary due to fluctuations in accounts receivable and accounts payable balances, which are affected by increases in settlement volume from one year to the next, as well as the timing of settlements.

We generally hold a significant amount of cash and securities because of the equity requirements of the credit card associations, which are calculated on settlement dollar volume, and because of the liquidity requirements associated with conducting settlement operations and owning ATM machines. During fiscal 2001, 2000, and 1999 we invested approximately $574.5 million, $171.5 million, and $191.4 million, respectively, in securities available for sale, net of sales and maturities. We also invested $136.9 million, $87.1 million, and $67.6 million, respectively, in capital expenditures, which were primarily for capitalized and purchased software and computer facilities and equipment.

In addition to net cash provided by operating activities, we have historically financed our operations through issuance of equity, the exercise of stock options, and borrowings. We issued 17.8 million shares of common stock in June 2001 and received proceeds of $420.6 million, which we invested in securities.

Stock issued upon exercises of options under Concord's incentive stock option plan provided $38.0 million of additional capital in 2001. As of December 31, 2001, there were 45.8 million stock options outstanding, approximately 45.7% of which were exercisable. Although we cannot estimate the timing or amount of future cash flows from the exercise of stock options, we expect this to continue to be a source of funds.

We have lines of credit with financial institutions totaling $90.0 million. As of December 31, 2001 and 2000 no amounts were outstanding on these lines of credit. As of December 31, 2001 we had $119.5 million of advances outstanding to, and $21.8 million in unused lines of credit with, the Federal Home Loan Bank
(FHLB).

We hold securities with a market value of approximately $1,228.8 million that are available for operating needs or as collateral to obtain additional short-term financing, if needed. These operating needs include the equity requirements of the credit card associations and the liquidity requirements associated with conducting settlement operations. As of December 31, 2001, securities carried at approximately $107.3 million were pledged as collateral for the FHLB advances.

Net loans made by our bank subsidiaries as of December 31, 2001 and 2000 were $89.0 million and $78.7 million, respectively.

Since 1999 we have made several strategic acquisitions. Our acquisition of the STAR network is an example of our practice of using our stock to make these acquisitions. Any future acquisitions may involve the issuance of our stock. If additional acquisitions are made, we may incur acquisition expenses and restructuring charges in connection with combining operations as in the case of STAR, Cash Station, and Electronic Payment Services. In December 2001, we announced that we had reached an agreement to acquire Logix, an electronic transaction processor. We expect to close the Logix transaction during the first quarter of 2002, subject to various conditions, including regulatory approval.

The following table lists our contractual obligations due by period for long-term debt, operating leases and software license agreements with initial or remaining terms in excess of one year at December 31, 2001 (in millions):

                                2002           2003-2004        2005-2006        Thereafter          Total
                                ----           ---------        ---------        ----------          -----
Long-term debt                   $    -            $ 10.0           $  2.7           $ 106.8          $ 119.5
Operating leases                   11.0              16.6             11.7              13.4             52.7
Software licenses                   0.8               1.4              1.1                 -              3.3
                           ------------        ----------       ----------        ----------       ----------
Total                            $ 11.8            $ 28.0           $ 15.5           $ 120.2          $ 175.5

We believe that our cash and cash equivalents, securities, available credit and cash generated by operations are adequate to meet our capital and operating needs.

Effects of Inflation

Our assets are primarily monetary, consisting of cash, assets convertible into cash, securities, and receivables. Because of their liquidity, these assets are not significantly affected by inflation. We believe that replacement costs of equipment, furniture, and leasehold improvements will not materially affect operations. However, the rate of inflation affects our expenses, such as those for employee compensation and telecommunications, which may not be readily recoverable in the price of our services.

Quantitative and Qualitative Disclosures About Market Risk

Our securities are subject to risk resulting from interest rate fluctuations to the extent that there is a difference between the amount of our interest-bearing assets and the amount of interest-bearing liabilities that are prepaid, mature, or reprice in specific periods. The impact of interest rate fluctuations on securities available for sale is reflected in accumulated other comprehensive income in our financial statements. This risk is mitigated by the fact that as of December 31, 2001, approximately 91.2% of the market value of securities owned was funded through equity rather than debt. The principal objective of our asset/liability activities is to provide maximum levels of net interest income while maintaining acceptable levels of interest rate and liquidity risk and facilitating our funding needs. We use an interest rate sensitivity model as the primary quantitative tool in measuring the amount of interest rate risk that is present at the end of each month.

The following table provides comparative information about our financial instruments that are sensitive to changes in interest rates. This table presents principal cash flows and related weighted-average interest rates by expected maturity dates. Additionally, we have assumed our securities are similar enough to aggregate them for presentation purposes. If tax-equivalent yields of municipal securities had been used, the weighted-average interest rates would have been higher.

                                                                                                        Fair
December 31, 2001            2002      2003       2004      2005       2006     Thereafter    Total     Value
                             ----      ----       ----      ----       ----     ----------    -----     -----
(in millions)
Assets:
Securities available
  for sale                  $ 19.0     $ 23.7     $ 18.0    $  7.2     $ 65.3   $ 1,130.6   $ 1,263.8  $1,210.8
Average interest rate          6.0%       5.5%       6.1%      4.9%       5.0%        6.3%

Loans                       $  9.1     $  0.1     $  4.9    $  3.4     $  4.1   $    69.2   $    90.8  $   93.1
Average interest rate          5.3%       7.3%       6.1%      9.0%       8.6%        7.7%

Liabilities:
Deposits                    $145.2     $ 10.0     $  4.1    $  1.8     $  1.9           -   $   163.0  $  164.1
Average interest rate          2.6%       5.8%       5.0%      6.8%       5.1%

Long-term debt                   -     $ 10.0          -         -     $  2.7   $   106.8   $   119.5  $  149.0
Average interest rate                     5.6%                            5.2%        5.5%

                                                                                                        Fair
December 31, 2000            2001      2002       2003      2004       2005     Thereafter    Total     Value
                             ----      ----       ----      ----       ----     ----------    -----     -----
(in millions)
Assets:
Securities available
  for sale                  $ 36.7     $ 20.0     $ 41.5    $ 24.5     $ 13.0   $   577.1   $   712.8  $  625.6
Average interest rate          6.3%       6.4%       6.4%      6.5%       5.0%        6.6%

Loans                       $  6.6     $  3.2     $  1.4    $  0.6     $  1.3   $    66.5   $    79.6  $   73.9
Average interest rate          9.6%       9.9%       6.4%     10.5%       8.8%        8.1%

Liabilities:
Deposits                    $106.8     $ 10.2     $  6.2    $  0.8     $  1.8           -   $   125.8  $  126.1
Average interest rate          4.9%       6.6%       6.8%      6.4%       6.8%

Long-term debt              $  3.4     $  3.4     $ 17.5         -          -   $    89.0   $   113.3  $  111.1
Average interest rate          6.2%       6.2%       5.8%                             5.6%

                       CONCORD EFS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                            December 31,
                                                            ------------
                                                        2001            2000
                                                        ----            ----
                                                          (in thousands)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                           $   682,906     $   298,383
Securities available for sale                         1,228,805         649,425
Accounts receivable, net                                134,496         307,756
Inventories                                              20,971          15,087
Prepaid expenses and other current assets                34,346          22,125
Deferred income taxes                                    13,054           6,732
                                                    -----------     -----------
TOTAL CURRENT ASSETS                                  2,114,578       1,299,508
Loans, net                                               89,038          78,654
Property and equipment, net                             267,451         214,662
Goodwill, net                                           158,632         150,049
Other intangible assets, net                             85,712          75,644
Other assets                                             14,034           9,769
                                                    -----------     -----------
TOTAL ASSETS                                        $ 2,729,445     $ 1,828,286
                                                    ===========     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and other liabilities              $   488,789     $   363,601
Deposits                                                162,972         125,834
Accrued liabilities                                      29,837          48,307
Accrued restructuring charges                             5,315           3,410
Income taxes payable                                      1,438               -
Current maturities of long-term debt                          -           3,357
                                                    -----------     -----------
TOTAL CURRENT LIABILITIES                               688,351         544,509
Long-term debt                                          119,458         109,911
Deferred income taxes                                    55,437          31,871
Other liabilities                                         4,202           6,412
                                                    -----------     -----------
TOTAL LIABILITIES                                       867,448         692,703
                                                    -----------     -----------
Commitments and contingent liabilities                        -               -
Minority interest in subsidiary                           3,410           3,052
                                                    -----------     -----------
STOCKHOLDERS' EQUITY
Common stock, $0.33 1/3 par value;
   authorized 750,000 shares, issued and
   outstanding 508,055 at December 31, 2001
   and 482,913 at December 31, 2000                     169,352         160,970
Additional paid-in capital                              852,169         349,093
Retained earnings                                       840,350         623,944
Accumulated other comprehensive loss                     (3,284)         (1,476)
                                                    -----------     -----------
TOTAL STOCKHOLDERS' EQUITY                            1,858,587       1,132,531
                                                    -----------     -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $ 2,729,445     $ 1,828,286
                                                    ===========     ===========

See Notes to Consolidated Financial Statements.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

                                                         Year ended December 31,
                                                         -----------------------
                                                    2001          2000           1999
                                                    ----          ----           ----
                                                 (in thousands, except per share data)
Revenue                                        $ 1,707,002    $ 1,407,140    $ 1,060,010
Cost of operations                               1,203,815      1,009,954        735,467
Selling, general and
   administrative expenses                          90,529         91,995         92,334
Acquisition expenses and
   restructuring charges                           125,362         11,691         36,189
                                               -----------    -----------    -----------
OPERATING INCOME                                   287,296        293,500        196,020
Other income (expense):
   Interest income                                  70,668         48,182         29,456
   Interest expense                                (13,074)       (10,939)       (13,205)
                                               -----------    -----------    -----------
INCOME BEFORE TAXES AND MINORITY INTEREST          344,890        330,743        212,271
Income taxes                                       127,958        120,220         82,906
                                               -----------    -----------    -----------
INCOME BEFORE MINORITY INTEREST                    216,932        210,523        129,365
Minority interest in
   net income of subsidiary                            526            597            124
                                               -----------    -----------    -----------
NET INCOME                                     $   216,406    $   209,926    $   129,241
                                               ===========    ===========    ===========

Pro forma provision for income taxes                     -            260          2,484
                                               -----------    -----------    -----------
PRO FORMA NET INCOME                           $   216,406    $   209,666    $   126,757
                                               ===========    ===========    ===========

PER SHARE DATA:
   Basic earnings per share - historical       $      0.44    $      0.44    $      0.28
                                               ===========    ===========    ===========
   Diluted earnings per share - historical     $      0.42    $      0.42    $      0.27
                                               ===========    ===========    ===========
   Basic earnings per share - pro forma        $      0.44    $      0.44    $      0.27
                                               ===========    ===========    ===========
   Diluted earnings per share - pro forma      $      0.42    $      0.42    $      0.26
                                               ===========    ===========    ===========
AVERAGE SHARES OUTSTANDING:
   Basic shares                                    494,747        478,358        463,686
                                               ===========    ===========    ===========

   Diluted shares                                  516,958        495,993        479,734
                                               ===========    ===========    ===========

See Notes to Consolidated Financial Statements.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                        Accumulated
                                                                    Additional                             Other
                                             Common Stock            Paid-In         Retained          Comprehensive
                                          Shares       Amount        Capital         Earnings          Income (Loss)        Total
                                          ------       ------        -------         --------          ------------         -----
                                                                       (in thousands)
BALANCE AT
DECEMBER 31, 1998                        449,200     $149,733       $ 49,931          $292,415            $ 1,169        $  493,248
   Exercise of stock options               7,714        2,571         20,031                 -                  -            22,602
   Offering of common stock               20,244        6,748        201,070                 -                  -           207,818
   Tax benefit of nonqualifying
      stock option exercises                   -            -         23,407                 -                  -            23,407
   Activity by pooled subsidiaries             -            -              -            (7,194)                 -            (7,194)
   Net income                                  -            -              -           129,241                  -           129,241
   Change in net unrealized loss on
      securities available for
      sale, net of tax of $7,764               -            -              -                 -            (13,701)          (13,701)
                                                                                                                         ----------
   Comprehensive income                                                                                                     115,540
                                       ---------     --------       --------          --------            -------        ----------
BALANCE AT
DECEMBER 31, 1999                        477,158      159,052        294,439           414,462            (12,532)          855,421
   Exercise of stock options               5,586        1,862         25,031                 -                  -            26,893
   Tax benefit of nonqualifying
      stock option exercises                   -            -         27,955                 -                  -            27,955
   Stock issued for purchase
      acquisition                            169           56          1,668                 -                  -             1,724
   Activity by pooled subsidiaries             -            -              -              (444)                 -              (444)
   Net income                                  -            -              -           209,926                  -           209,926
   Change in net unrealized loss on
      securities available for
      sale, net of tax of $5,536               -            -              -                 -             11,056            11,056
                                                                                                                         ----------
   Comprehensive income                                                                                                     220,982
                                       ---------     --------       --------          --------            -------        ----------
BALANCE AT
DECEMBER 31, 2000                        482,913      160,970        349,093           623,944             (1,476)        1,132,531
   Exercise of stock options               7,384        2,462         35,537                 -                  -            37,999
   Offering of common stock               17,758        5,920        414,710                 -                  -           420,630
   Tax benefit of nonqualifying
      stock option exercises                   -            -         52,829                 -                  -            52,829
   Net income                                  -            -              -           216,406                  -           216,406
   Change in net unrealized loss on
      securities available for
      sale, net of tax of $974                 -            -              -                 -             (1,808)           (1,808)
                                                                                                                         ----------
   Comprehensive income                                                                                                     214,598
                                       ---------     --------       --------          --------            -------        ----------
BALANCE AT
DECEMBER 31, 2001                        508,055     $169,352       $852,169          $840,350            $(3,284)       $1,858,587
                                       =========     ========       ========          ========            =======        ==========


See Notes to Consolidated Financial Statements.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  Year ended December 31,
                                                                                  -----------------------
                                                                        2001             2000                1999
                                                                        ----             ----                ----
                                                                                    (in thousands)
  OPERATING ACTIVITIES
     Net income                                                     $   216,406       $  209,926           $ 129,241
     Adjustments to reconcile net income to net cash
      provided by operating activities:
       Minority interest in subsidiary                                      526              597                 124
       Provision for losses on accounts receivable and
       loans                                                              1,964            5,039               3,474
       Depreciation and amortization                                     94,091           96,615              82,682
       Deferred income taxes                                             18,356           13,610                (616)
       Net realized gain on sales of securities available
       for sale                                                          (3,615)          (2,333)               (230)
     Restructuring charges                                               20,825                -               8,152
     Changes in operating assets and liabilities:
       Accounts receivable                                              171,159         (130,682)            (58,846)
       Inventories                                                       (5,884)           2,989              (6,680)
       Prepaid expenses and other current assets                        (12,203)          (9,577)             (3,656)
       Accounts payable and other liabilities                           160,353          224,358              40,295
     Other, net                                                            (116)          (5,995)              4,951
                                                                    -----------       ----------           ---------
  NET CASH PROVIDED BY OPERATING ACTIVITIES                             661,862          404,547             198,891
  INVESTING ACTIVITIES
     Acquisition of securities available for sale                    (1,343,032)        (308,157)           (273,603)
     Proceeds from sales of securities available for sale               598,389          106,771              51,051
     Proceeds from maturity of securities available for sale            170,163           29,889              31,105
     Purchases of loans                                                 (36,089)         (48,324)            (15,781)
     Net change in loans                                                 24,980              (69)                710
     Acquisition of property and equipment                             (136,865)         (87,113)            (67,596)
     Purchased merchant contracts                                       (30,157)         (30,640)            (26,869)
     Business acquisition                                               (19,700)               -                   -
     Other investing activity                                            (5,807)          (2,899)            (16,733)
                                                                    -----------       ----------           ---------
  NET CASH USED IN INVESTING ACTIVITIES                                (778,118)        (340,542)           (317,716)
  FINANCING ACTIVITIES
     Net increase in deposits                                            37,138           25,359              65,568
     Repayment under credit agreement (net)                                   -                -             (21,500)
     Proceeds from notes payable                                         21,000           42,000              12,500
     Payments on notes payable                                          (14,579)         (22,326)           (138,873)
     Payments on leases payable                                          (1,409)          (2,874)             (4,017)
     Proceeds from exercise of stock options                             37,999           26,893              22,602
     Proceeds from offering of common stock                             420,630                -             207,818
     Activity by pooled subsidiaries                                          -           (3,345)             (4,293)
                                                                    -----------       ----------           ---------
  NET CASH PROVIDED BY FINANCING ACTIVITIES                             500,779           65,707             139,805
                                                                    -----------       ----------           ---------
  NET INCREASE IN CASH AND CASH EQUIVALENTS                             384,523          129,712              20,980
  CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                        298,383          168,671             147,691
                                                                    -----------       ----------           ---------
  CASH AND CASH EQUIVALENTS AT END OF YEAR                          $   682,906       $  298,383           $ 168,671
                                                                    ===========       ==========           =========

  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid                                                     $    12,943       $   10,698           $  13,943
                                                                    ===========       ==========           =========

  Income taxes paid                                                 $    64,781       $   96,419           $  48,494
                                                                    ===========       ==========           =========

See Notes to Consolidated Financial Statements.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2001


Note A - Significant Accounting Policies

Nature of Operations: Concord EFS, Inc. (Concord) is a vertically integrated electronic transaction processor. Concord acquires, routes, authorizes, captures, and settles virtually all types of electronic payment and deposit access transactions for financial institutions and merchants nationwide. Concord's primary activities consist of Network Services, which provides automated teller machine (ATM) processing, debit card processing, deposit risk management, and coast-to-coast debit network access principally for financial institutions, and Payment Services, which provides payment processing for supermarkets, major retailers, petroleum dealers, convenience stores, restaurants, trucking companies, and independent retailers.

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

Revenue Recognition: Revenue from credit card and other transaction processing activities is recorded when the service is provided, gross of interchange and network fees charged to Concord, which are recorded as a cost of operations at the same time the services are provided.

Revenue from service contracts and product sales is recognized when the service is provided or the equipment is shipped. Service contracts and related sales include all revenue under system service contracts, including revenue from sales of terminal hardware when the contract includes such sales.

Cash Equivalents: Concord considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist primarily of federal funds sold through Concord's financial institutions, money market funds that invest in commercial paper, repurchase agreements, and instruments of domestic and foreign banks and other financial institutions.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2001


Note A - Significant Accounting Policies, continued

Accounts Receivable: The majority of Concord's accounts receivable is related to the gross settlement dollars due from associations, networks, and trucking company customers. Revenue from most Payment Services customers is collected daily from settlement funds due to Concord's merchants or through an automated debit to the customer's account in the next month. Transaction revenue from Network Services customers is recorded as a receivable at month end and collected through a debit to the customer's account during the next month. In addition, Concord records an account receivable when revenue is recognized from sales of point of sale (POS) equipment to Payment Services customers.

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

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization, interest, and dividends are included in interest income from investments. The cost of securities sold is based on the specific identification method.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventories consist primarily of POS terminals.

Loans: A substantial portion of the loan portfolio is represented by mortgage loans in Memphis, Tennessee and the surrounding communities purchased through Concord's financial institution subsidiary, EFS Federal Savings Bank. EFS Federal Savings Bank originates loans to home builders in the construction industry as well as a limited number of commercial and consumer loans. The ability of Concord's debtors to honor their contracts is dependent upon the real estate and general economic conditions of this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are generally reported at their outstanding unpaid principal balances net of the related allowance for loan losses. Interest income is accrued on the unpaid principal balance.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2001


Note A - Significant Accounting Policies, continued

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent. In all cases, loans are placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

Interest income is subsequently recognized on non-accrual loans only to the extent cash payments in excess of past due principal amounts are received. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current.

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

Goodwill and Other Intangible Assets: Goodwill and other intangible assets are stated at cost. Amortization is computed using the straight-line method over an estimated useful life of 10 to 25 years for goodwill, 6 years for purchased merchant contracts, and 5 to 15 years for intangibles other than purchased merchant contracts, such as customer lists. The estimated life for purchased merchant contracts is re-evaluated based on attrition experience.

Impairment of Long-Lived Assets: Management evaluates long-lived assets for impairment in accordance with Statement of Financial Accounting Standard 121, "Accounting For the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." These assets include property and equipment, goodwill, and certain other intangible assets such as purchased merchant contracts. The impairment review is performed on an annual basis or whenever indications of impairment are present by comparing undiscounted cash flows to the carrying value of the related assets. If this review indicates the carrying amount may not be recoverable, impairment losses are measured and recognized based on the difference between the estimated discounted cash flows over the remaining life of the assets and the assets' carrying value.

Income Taxes:  Concord accounts for income taxes using the liability method.

Stock-Based Compensation: Concord grants options to employees and directors for a fixed number of shares with an exercise price equal to the fair value of the shares at the date of the grant. These stock option grants are accounted for in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees;" accordingly, Concord recognizes no compensation expense for the stock option grants.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2001


Note A - Significant Accounting Policies, continued

Recent Pronouncements: In June 2001 the Financial Accounting Standards Board issued Statements of Financial Accounting Standards 141, "Business Combinations," and 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

Concord has adopted SFAS 142 effective January 1, 2002. Application of the nonamortization provisions of SFAS 142 is immaterial to Concord's financial statements. Concord has tested goodwill for impairment using the two-step process prescribed in SFAS 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. Concord has performed the first of the required impairment tests for goodwill as of January 1, 2002 and has determined that the carrying amount of goodwill is not impaired.

Reclassification: Certain 2000 and 1999 amounts have been reclassified to conform to the 2001 presentation. This reclassification includes an increase in cash and corresponding increase in accounts payable representing a network settlement liability previously netted against cash.

Note B - Business Combinations

On February 1, 2001 Concord acquired Star Systems, Inc. (STAR\\sm\\), a debit network. The acquisition was accounted for as a pooling-of-interests transaction in which Concord issued approximately 48.0 million shares of its common stock.

STAR was formed as a result of an Agreement of Mergers and Reorganization (the Agreement), dated October 2, 1998 and effective March 1, 1999, between Honor Technologies, Inc. (HTI), a Delaware corporation, and Star Systems, Inc. (SSI), a nonprofit California mutual benefit corporation. As a result of the Agreement, HTI and SSI became wholly owned subsidiaries of STAR in a combination accounted for as a pooling-of-interests transaction.

On August 21, 2000 Concord acquired Cash Station, Inc. (Cash Station(R)), a debit network. The acquisition was accounted for as a pooling-of-interests transaction in which Concord issued approximately 5.0 million shares of its common stock.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 2001


Note B - Business Combinations, continued

On January 31, 2000 Concord acquired National Payment Systems Inc. d/b/a Card Payment Systems, a reseller of payment processing services. The acquisition was accounted for as a pooling-of-interests transaction in which Concord issued approximately 12.5 million shares of its common stock.

On February 26, 1999 Concord acquired Electronic Payment Services, Inc., a payment processor and operator of a debit network. The acquisition was accounted for as a pooling-of-interests transaction in which Concord issued approximately
90.1 million shares of its common stock.

The following table presents selected financial information split among Concord, Card Payment Systems, Cash Station, STAR, SSI, and HTI for the years ended December 31 (in thousands, except per share data) :

                                                   2001           2000            1999
                                                   ----           ----            ----
     Revenue:
        Concord                                $ 1,692,130    $ 1,215,893    $   830,059
        Card Payment Systems (1)                         -          4,047         41,909
        Cash Station (2)                                 -          9,494         17,973
        STAR (3)                                    15,396        184,866        152,748
        SSI (4)                                          -              -          8,851
        HTI (5)                                          -              -         14,229
        Intercompany eliminations (6)                 (524)        (7,160)        (5,759)
                                               -----------    -----------    -----------
     Combined revenue                          $ 1,707,002    $ 1,407,140    $ 1,060,010
                                               ===========    ===========    ===========
     Pro forma net income:
        Concord                                $   213,478    $   186,009    $   101,652
        Card Payment Systems (1)                         -            650          7,096
        Cash Station (2)                                 -            816          1,222
        STAR (3)                                     2,928         22,451         16,409
        SSI (4)                                          -              -          1,624
        HTI (5)                                          -              -          1,238
        Pro forma provision for Card
         Payment Systems income taxes (7)                -           (260)        (2,484)
                                               -----------    -----------    -----------
        Combined pro forma net income          $   216,406    $   209,666    $   126,757
                                               ===========    ===========    ===========
        Pro forma basic earnings per share
         combined                              $      0.44    $      0.44    $      0.27
                                               ===========    ===========    ===========
        Pro forma diluted earnings per share
         combined                              $      0.42    $      0.42    $      0.26
                                               ===========    ===========    ===========

                       CONCORD EFS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2001


Note B - Business Combinations, continued

(1) The 2000 amounts reflect the results of Card Payment Systems operations from January 1, 2000 through January 31, 2000 (unaudited). The Card Payment Systems results of operations from February 1, 2000 are included in Concord amounts. Results for the years ended December 31, 1999 are unaudited.

(2) The 2000 amounts reflect the results of Cash Station operations from January 1, 2000 through June 30, 2000 (unaudited). Results of operations from July 1, 2000 are included in Concord amounts.

(3) The 2001 amounts reflect the results of STAR operations from January 1, 2001 through January 31, 2001. Results of operations from February 1, 2001 are included in Concord amounts. The 2000 amounts reflect the results of STAR operations from January 1, 2000 through December 31, 2000. The 1999 amounts reflect the results of STAR operations from March 1, 1999.

(4) The 1999 amounts reflect the results of SSI operations from January 1, 1999 through February 28, 1999 (unaudited). Results of operations from March 1, 1999 are included in STAR amounts.

(5) The 1999 amounts reflect the results of HTI operations from January 1, 1999 through February 28, 1999 (unaudited). Results of operations from March 1, 1999 are included in STAR amounts.

(6) All material activity between Concord and STAR has been eliminated.

(7) The results of operations include pro forma income taxes that would have been required if Card Payment Systems had been a taxable corporation. The former owners of Card Payment Systems were responsible for income taxes for the periods prior to the acquisition.

As a result of Concord's acquisition of STAR and Cash Station, Concord owns a majority interest in Primary Payment Systems, Inc., a deposit risk management company. In April 2001 Concord increased its ownership position in Primary Payment Systems to 85.5% through the purchase of newly issued shares, which largely funded Primary Payment Systems' acquisition of Wally Industries, Inc. d/b/a WJM Technologies. The acquisition of WJM, for which Primary Payment Systems paid approximately $20.0 million, was accounted for as a purchase transaction and is immaterial to Concord's financial statements. Amortization of goodwill from this acquisition is computed using the straight-line method over an estimated useful life of twenty years.

On February 7, 2000 Concord acquired Virtual Cyber Systems, Inc., an Internet software development company. The acquisition of Virtual Cyber Systems, for which Concord paid approximately $2.0 million, was accounted for as a purchase transaction and is immaterial to Concord's financial statements.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2001


Note B - Business Combinations, continued

Acquisition expenses and restructuring charges were $125.4 million ($86.4 million, net of taxes) for the year ended December 31, 2001. The expenses and charges were a result of a company-wide consolidation plan to address areas of operating redundancies created by recent acquisitions. The plan includes consolidation of data centers and other facilities to eliminate redundancies, the reassignment or termination of certain employees timed to coincide with the integration of redundant processing platforms, and the functional integration of the STAR organization into Concord. The expenses and charges consisted of $63.9 million for combining various processing platforms, $16.0 million for the consolidation of duplicate products and internal systems, $15.6 million for advisory, legal, and accounting fees, $19.1 million for the termination of certain data center services contracts, $9.8 million for compensation and severance costs, and $1.0 million for other expenses. In connection with the consolidation plan, Concord expects to eliminate approximately 250 positions, 210 of which were eliminated as of December 31, 2001.

Compensation and severance costs paid and charged against the restructuring charge accrual were $7.3 million through December 31, 2001. As of December 31, 2001, $5.3 million of the restructuring charges were accrued but unpaid. Concord expects to complete the consolidation activities by the end of the first quarter of 2002.

Acquisition expenses and restructuring charges were $11.7 million ($8.2 million, net of taxes) for the year ended December 31, 2000. The expenses and charges consisted of advisory, legal, and accounting fees incurred in the acquisitions of Card Payment Systems and Cash Station and severance and network de-conversion costs incurred in connection with the acquisition of Cash Station. As of December 31, 2000, $3.4 million of the restructuring charges were accrued but unpaid. During 2001, cash outlays of $3.4 million were paid and charged against the restructuring charge accrual. As of December 31, 2001, there was no remaining balance related to the 2000 restructuring charge accrual.

Acquisition expenses and restructuring charges were $36.2 million ($27.8 million, net of taxes) for the year ended December 31, 1999. The expenses and charges consisted of acquisition expenses, communication conversion costs, asset write-offs, signature debit conversion, severance costs, and other expenses in connection with the acquisition of Electronic Payment Services. As of December 31, 2001, there was no remaining balance related to the 1999 restructuring charge accrual.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2001


Note B - Business Combinations, continued

The following table presents a summary of activity in the 2001 restructuring charge accrual (in thousands):

       Acquisition expenses and restructuring charges            $  125,362

       Cash outlays                                                  99,222

       Non-cash writedowns and charges - asset impairment            18,776

       Non-cash writedowns and charges - other                        2,049
                                                                 ----------

       Balance, December 31, 2001                                $    5,315
                                                                 ==========


The following table presents a summary of the remaining components of the 2001 restructuring charge accrual (in thousands):


       Office closings, operational de-conversions, and
       contract terminations                                     $    2,790

       Compensation, severance, and other                             2,525
                                                                 ----------

       Balance, December 31, 2001                                $    5,315
                                                                 ==========


Note C - Accounts Receivable, Net

Accounts receivable, net, consisted of the following at December 31 (in thousands):

                                                         2001          2000
                                                         ----          ----

VISA and MasterCard accounts receivable               $   2,279    $ 179,103
Trucking companies accounts receivable                   28,206       40,871
Network accounts receivable                              52,282       42,939
Payment accounts receivable                              37,385       31,733
Other accounts receivable                                17,749       16,276
                                                      ---------    ---------
                                                        137,901      310,922
Allowance for doubtful accounts                          (3,405)      (3,166)
                                                      ---------    ---------
Accounts receivable, net                              $ 134,496    $ 307,756
                                                      =========    =========

                       CONCORD EFS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2001


Note D - Securities Available for Sale

The following is a summary of securities available for sale (in thousands):

                                                     Gross         Gross
                                       Amortized   Unrealized   Unrealized
                                         Cost        Gains        Losses      Fair Value
                                         ----        -----        ------      ----------
December 31, 2001
U.S. government and agency
  securities                          $  108,595   $      381   $     (910)   $  108,066
Mortgage-backed securities               511,079        2,740       (2,067)      511,752
Corporate securities                     272,960        3,893       (7,991)      268,862
Municipal securities                     323,650        2,508       (4,015)      322,143
                                      ----------   ----------   ----------    ----------
Total debt securities                  1,216,284        9,522      (14,983)    1,210,823
Equity securities                         17,574          408            -        17,982
                                      ----------   ----------   ----------    ----------
Total securities available for sale   $1,233,858   $    9,930   $  (14,983)   $1,228,805
                                      ==========   ==========   ==========    ==========

December 31, 2000
U.S. government and agency
  securities                          $  114,988   $      584   $   (2,279)   $  113,293
Mortgage-backed securities               169,856          458       (1,811)      168,503
Corporate securities                     169,859        1,412       (1,928)      169,343
Municipal securities                     173,989        1,977       (1,464)      174,502
                                      ----------   ----------   ----------    ----------
Total debt securities                    628,692        4,431       (7,482)      625,641
Equity securities                         23,285          896         (397)       23,784
                                      ----------   ----------   ----------    ----------
Total securities available for sale   $  651,977   $    5,327   $   (7,879)   $  649,425
                                      ==========   ==========   ==========    ==========


The scheduled maturities of debt securities were as follows at December 31, 2001 (in thousands):

                                              Amortized
                                                 Cost     Fair Value
                                                 ----     ----------


              Due in one year or less        $   19,117   $   19,293
              Due in one to five years          114,471      115,476
              Due in five to ten years          117,033      117,346
              Due after ten years               965,663      958,708
                                             ----------   ----------
                                             $1,216,284   $1,210,823
                                             ==========   ==========

                       CONCORD EFS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 2001

Note D - Securities Available for Sale, continued

Expected maturities on mortgage-backed securities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties. Securities carried at approximately $107.3 million at December 31, 2001 were pledged as collateral for the Federal Home Loan Bank (FHLB) advances.

Note E - Loans, Net

Loans, net, consisted of the following at December 31 (in thousands):


                                                          2001           2000
                                                          ----           ----

            Mortgage (1-4 family)                       $45,544        $57,501
            Small Business Administration                27,689         12,102
            Construction and development                  8,579          7,376
            Commercial                                    8,542          2,154
            Consumer                                        408            496
                                                       --------       --------
                                                         90,762         79,629
            Allowance for loan losses                    (1,724)          (975)
                                                       --------       --------
            Loans, net                                  $89,038        $78,654
                                                       ========       ========

Note F - Property and Equipment, Net

Property and equipment, net, consisted of the following at December 31 (in thousands):

                                               Useful Lives           2001              2000
                                               ------------           ----              ----
     Land                                                 -         $   1,050       $    1,050
     Buildings and improvements                    40 years            16,615           16,050
     Capitalized and purchased software             5 years           163,090          108,940
     Computer facilities and equipment            3-5 years           225,146          219,808
     Furniture and equipment                      3-5 years            73,029           70,545
     Leasehold improvements                    2.5-10 years            16,845           17,807
                                                                   ----------      -----------
                                                                      495,775          434,200
     Accumulated depreciation                                        (228,324)        (219,538)
                                                                   ----------      -----------
     Property and equipment, net                                    $ 267,451       $  214,662
                                                                   ==========      ===========

Depreciation expense was $63.1 million, $61.4 million, and $54.2 million for the years ended December 31, 2001, 2000, and 1999, respectively.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 2001

Note G - Goodwill, Net

Goodwill, net, consisted of the following at December 31 (in thousands):

                                                     2001              2000
                                                     ----              ----

               Goodwill                            $223,054          $203,439
               Accumulated amortization             (64,422)          (53,390)
                                                  ---------         ---------
               Goodwill, net                       $158,632          $150,049
                                                  =========         =========

Amortization expense related to goodwill was $10.9 million, $9.5 million, and $9.3 million for the years ended December 31, 2001, 2000, and 1999, respectively.

Note H - Other Intangible Assets, Net

Other intangible assets, net, consisted of the following at December 31 (in thousands):


                                                         2001         2000
                                                         ----         ----

               Purchased merchant contracts             $121,010     $ 90,883
               Customer lists                             33,674       33,644
                                                       ---------    ---------
                                                         154,684      124,527
               Accumulated amortization                  (68,972)     (48,883)
                                                       ---------    ---------
               Other intangible assets, net             $ 85,712     $ 75,644
                                                       =========    =========

Total amortization expense related to other intangible assets was $20.1 million, $14.9 million, and $9.8 million for the years ended December 31, 2001, 2000, and 1999, respectively.

Amortization expense on purchased merchant contracts is recognized using the straight-line method over an estimated useful life of six years. Amortization expense associated with purchased merchant contracts was $17.7 million, $12.7 million, and $7.7 million for the years ended December 31, 2001, 2000, and 1999, respectively.

Customer lists consist of contract rights including agreements not to compete and other values assigned to the assets. Amortization expense associated with these assets was $2.4 million, $2.2 million, and $2.1 million for the years ended December 31, 2001, 2000, and 1999, respectively.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 2001

Note I - Commitments and Contingencies

Concord licenses a portion of its computer software under various non-cancelable agreements, which expire on various dates through 2006. Software license expense under these agreements totaled $4.8 million, $4.6 million, and $4.2 million for the years ended December 31, 2001, 2000, and 1999, respectively.

Concord rents facilities under non-cancelable operating leases expiring at various dates through 2011. Rental expense for operating leases amounted to $8.2 million, $8.0 million, and $8.8 million for the years ended
December 31, 2001, 2000, and 1999, respectively.

Concord has entered into operating lease agreements for facilities with renewal options. The lease for offices in Wilmington, Delaware expires in May 2005 with an option to renew for two additional five-year terms. The lease for offices and the data processing center in Maitland, Florida expires in August 2011 with an option to renew for three additional five-year terms. The lease for offices and the data processing center in Marietta, Georgia expires in September 2006 with an option to renew for two additional five-year terms.

Future minimum lease payments for operating leases and software license agreements with initial or remaining terms in excess of one year at December 31, 2001 are as follows (in thousands):

                                              Software          Operating
                                              Licenses            Leases
                                              --------            ------

               2002                            $   761           $11,026
               2003                                722             9,618
               2004                                719             6,901
               2005                                718             6,447
               2006                                348             5,245
               Thereafter                            -            13,415
                                              --------          --------
               Total future payments           $ 3,268           $52,652
                                              ========          ========

In September 2000 EFS National Bank was named as a defendant in a purported class action lawsuit filed in the Circuit Court of Tennessee for the Thirtieth Judicial District at Memphis alleging that certain of EFS National Bank's rate and fee changes were improper under Tennessee law due to allegedly deficient notice. The plaintiffs filed an amended complaint alleging that the class consists of at least 60,000 merchants that were subjected to the allegedly improper rate and fee changes over a several-year period. The amended complaint seeks damages in excess of $15.0 million as well as injunctive relief and unspecified punitive damages, treble damages, attorney fees, and costs.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2001

Note I - Commitments and Contingencies, continued

A substantial amount of discovery has taken place in this case. The parties are currently engaged in settlement discussions and have advised the Tennessee Court that they are attempting to resolve this matter. Ongoing discussions continue, and substantive issues remain that preclude achieving a settlement at this time. The parties anticipate further discussions in an attempt to address and resolve the remaining issues.

In July 1999 a purported class action complaint with similar allegations and requests for relief was filed in St. Charles County, Missouri, but there has not been a substantial amount of activity in the Missouri case.

Although these matters are in the preliminary stages, EFS National Bank believes it has various defenses to the claims against it, and if these matters cannot be resolved by settlement, EFS National Bank intends to vigorously defend against all claims. Due to the current status of the claims, EFS National Bank cannot predict the outcome of the lawsuits, and accordingly, no amounts have been accrued in the financial statements relating to these contingencies.

Concord is also a party to various routine lawsuits arising out of the conduct of its business, none of which is expected to have a material adverse effect upon its financial condition or results of operations.

Note J - Long-Term Debt

Long-term debt consisted of the following at December 31 (in thousands):

                                                            2001        2000
                                                            ----        ----

           FHLB advances                                  $119,458   $ 99,000
           Notes payable                                         -     14,268
                                                          --------   --------
           Total long-term debt                            119,458    113,268
           Current portion of notes payable                      -     (3,357)
                                                          --------   --------
           Total long-term debt, less current portion     $119,458   $109,911
                                                          ========   ========

FHLB advances were at fixed rates ranging from 4.5% to 6.4% at December 31, 2001 with a final maturity date in 2008. Concord had approximately $21.8 million available on unused lines of credit with the FHLB at December 31, 2001.

Notes payable were paid off on February 1, 2001 in connection with the acquisition of STAR.

Concord has $90.0 million available in unsecured lines of credit with financial institutions, which expire on various dates throughout 2005. No amounts were outstanding on these lines at December 31, 2001 or 2000.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2001

Note J - Long-Term Debt, continued

Scheduled maturities of FHLB advances as of December 31, 2001 are $10.0 million in 2003, $2.7 million in 2006, and $106.8 million thereafter.

Note K - Employee Benefit Plans

Effective March 1, 1998 Concord established the Concord EFS Retirement Savings Plan (the Concord Retirement Plan). Employees who have reached the age of 21 and who have completed one year of service with Concord are eligible to participate in the Concord Retirement Plan. This 401(k) Plan provides for voluntary tax-deferred contributions by eligible employees and discretionary contributions by Concord. Total expenses related to the Concord Retirement Plan were $2.7 million, $2.7 million, and $2.0 million for the years ended December 31, 2001, 2000, and 1999, respectively.

STAR maintained a defined contribution plan (the STAR Retirement Plan). Employees of STAR were eligible to become participants in the STAR Retirement Plan upon completion of three months of employment and upon attaining the age of
21.5 years. Participation in the STAR Retirement Plan was voluntary. Total expenses related to the STAR Retirement Plan were $2.8 million, $3.5 million, and $3.0 million for the years ended December 31, 2001, 2000, and 1999, respectively. The STAR Retirement Plan was terminated as of December 31, 2001, and all participants became participants in the Concord Retirement Plan.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2001

Note L - Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Concord's deferred tax liabilities and assets at December 31 are as follows (in thousands):


                                                                       2001          2000
                                                                       ----          ----
     Deferred tax liabilities:
       Capitalization of internal use software                       $19,266       $17,359
       Restructuring charges                                           3,973           179
       Depreciation                                                   17,435        10,761
       Intangible amortization                                         1,084         1,019
       Purchased merchant contracts                                    6,610         1,436
       Other                                                           7,069         1,117
                                                                     -------       -------
       Total deferred tax liabilities                                 55,437        31,871
                                                                     -------       -------
     Deferred tax assets:
       Net unrealized loss on securities available for sale            1,772           837
       Bad debt allowance                                              2,079         2,132
       Restructuring charges                                           5,868         1,470
       Depreciation                                                      470           370
       Other                                                           2,865         1,923
                                                                     -------       -------
       Total deferred tax assets                                      13,054         6,732
                                                                     -------       -------
       Net deferred tax liability                                    $42,383       $25,139
                                                                     =======       =======

The components of the provision (benefit) for income taxes for the years ended December 31 are as follows (in thousands):

                           2001          2000           1999
                           ----          ----           ----

Current
   Federal              $105,967       $102,942       $73,428
   State                   3,635          3,668        10,094
                        --------       --------       -------
                         109,602        106,610        83,522
                        --------       --------       -------
Deferred
   Federal                18,356         11,816        (1,930)
   State                       -          1,794         1,314
                        --------       --------       -------
                          18,356         13,610          (616)
                        --------       --------       -------
                        $127,958       $120,220       $82,906
                        ========       ========       =======

                       CONCORD EFS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 2001

Note L - Income Tax, continued

The reconciliation of income taxes computed at the U.S. federal statutory tax rate of 35.0% to income tax expense for the years ended December 31 is as follows (in thousands):

                                                  2001         2000          1999
                                                  ----         ----          ----
Tax at statutory rate                            $120,711     $115,760       $74,294
State income taxes, net of federal benefit          3,256        3,551         5,092
Acquisition costs                                   5,250          753         2,292
Nondeductible amortization of goodwill              2,601        2,549         2,523
Tax-exempt interest income                         (3,931)      (2,560)       (2,319)
Other, net                                             71          167         1,024
                                               ----------   ----------    ----------
                                                 $127,958     $120,220       $82,906
                                               ==========   ==========    ==========

Income tax benefits resulting from the disqualifying dispositions of certain employee incentive stock option shares were credited to additional paid-in capital because no compensation expense was charged to income for financial reporting purposes related to the exercise of such options.

Note M - Stockholders' Equity

The Board of Directors approved a two-for-one stock split on August 30, 2001. On September 28, 2001 additional shares were distributed to shareholders of record as of September 14, 2001. All appropriate share data, earnings per share, and per share data have been restated to reflect the stock split.

In June 2001 Concord issued and sold approximately 17.8 million shares of its common stock pursuant to a registration statement filed with the Securities and Exchange Commission. Pursuant to the same registration statement, the selling stockholders named in the registration statement sold approximately 34.1 million shares of Concord common stock. Most of the selling stockholders were the previous owners of STAR who had received unregistered common stock of Concord in connection with the February 1, 2001 acquisition. Net of the underwriting discount and other expenses of the offering, Concord received $420.6 million for the common stock it issued and sold. Concord did not receive any proceeds from the sale of shares by the selling stockholders.

In June 1999 Concord completed an offering of 20.2 million shares of its common stock, and within the same offering, an additional 89.0 million shares of common stock were sold by the previous owners of Electronic Payment Services for a total of 109.2 million shares of common stock. Net of the underwriting discount and other expenses of the offering, Concord received $207.8 million for the common stock it issued and sold. The previous owners of Electronic Payment Services had received unregistered common stock of Concord in connection with the February 26, 1999 acquisition. Concord did not receive any proceeds from the sale of shares by the previous owners of Electronic Payment Services.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2001

Note N - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31 (in thousands, except per share data):

                                                   2001        2000        1999
                                                   ----        ----        ----
     Numerator:
        Net income                               $216,406    $209,926    $129,241
                                                 ========    ========    ========
     Denominator:
        Denominator for basic earnings per
          share, weighted-average shares          494,747     478,358     463,686
        Effect of dilutive stock options           22,211      17,635      16,048
                                                 --------    --------    --------
        Denominator for diluted earnings
          per share, adjusted weighted-
          average shares and assumed
          conversions                             516,958     495,993     479,734
                                                 ========    ========    ========
     Basic earnings per share                    $   0.44    $   0.44    $   0.28
                                                 ========    ========    ========
     Diluted earnings per share                  $   0.42    $   0.42    $   0.27
                                                 ========    ========    ========

Excluding acquisition expenses and restructuring charges and related taxes, diluted earnings per share were $0.59, $0.44, and $0.33 for the years ended December 31, 2001, 2000, and 1999, respectively. Earnings per share and related share data have been restated to reflect all stock splits.

Note O - Incentive Stock Option Plans

The Concord EFS, Inc. 1993 Incentive Stock Option Plan, as amended (the Concord
Plan) allows for the grant of up to 75.0 million shares of common stock for the benefit of Concord's directors and key employees. Options are granted at 100% of the market value on the date of the grant (110% in the case of a holder of more than 10% of the outstanding shares) and generally become exercisable over a four-year period from the date of the grant. Options generally expire ten years from the grant date. At December 31, 2001, 9.3 million shares were available to be granted.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 2001

Note O - Incentive Stock Option Plans, continued

Information pertaining to the Concord Plan is summarized as follows (in thousands, except price per share):

                                       Number of        Weighted      Weighted
                                        Shares          Average        Average
                                         Under         Exercise       Aggregate      Options
                                        Option        Price/Share       Price      Exercisable
                                        ------        -----------       -----      -----------
Outstanding at
  December 31, 1998                         34,768      $ 4.39        $152,655        15,796
                                                                       =======        ======
     Granted                                13,470       10.81
     Exercised                              (7,714)       2.93
     Terminated                             (1,236)       9.64
                                       -----------
Outstanding at
  December 31, 1999                         39,288        6.71        $263,753        15,680
                                                                       =======        ======
     Granted                                13,234        9.29
     Exercised                              (5,586)       4.81
     Terminated                               (494)      10.11
                                       -----------
Outstanding at
  December 31, 2000                         46,442        7.64        $354,850        19,486
                                                                       =======        ======
     Granted                                 7,542       21.29
     Exercised                              (7,384)       5.15
     Terminated                               (761)      11.33
                                       -----------
Outstanding at
  December 31, 2001                         45,839      $10.23        $468,772        20,929
                                       ===========                     =======        ======

The weighted average fair value of options granted during 2001, 2000, and 1999 was $6.64, $4.14, and $4.65, respectively.

Additional information regarding options outstanding as of December 31, 2001 is summarized as follows:

                                                       Weighted
                                                        Average                         Weighted
                                       Weighted        Remaining          Number         Average
       Option           Options        Average        Contractual       of Options    Exercise Price
      Exercise        Outstanding      Exercise     Life of Options    Exercisable      of Options
     Price Range      (thousands)    Price/Share        in Years       (thousands)     Exercisable
     -----------      -----------    -----------        --------       -----------     -----------
   $ 0.96 -  5.94          10,155      $ 4.71             4.95              10,144       $  4.63
   $ 6.39 - 10.42          17,018      $ 7.99             7.15               5,930       $  6.90
   $10.50 - 15.69          11,181      $11.24             7.38               4,855       $ 11.20
   $21.03 - 29.67           7,485      $21.29             9.17                   -             -
                     ------------                                     ------------
   $ 0.96 - 29.67          45,839      $10.23             7.05              20,929       $  6.80
                     ============                                     ============

                       CONCORD EFS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2001


Note O - Incentive Stock Option Plans, continued

Prior to its acquisition by Concord, Electronic Payment Services adopted the Electronic Payment Services, Inc. 1995 Stock Option Plan, as amended (the EPS
Plan). In connection with Concord's acquisition of Electronic Payment Services, all outstanding options in the EPS Plan were accelerated and vested in February 1999. The total amount of option shares (after conversion to Concord shares) at December 31, 1998 was approximately 6.8 million, at a weighted average exercise price of $2.83. All outstanding options in the EPS Plan were exercised by the expiration date of November 23, 1999.

Prior to its acquisition by Concord, STAR adopted the Star Systems, Inc. 2000 Equity Incentive Plan (the STAR Plan). In connection with Concord's acquisition of STAR, all outstanding options in the STAR Plan were vested and became exercisable. The total amount of option shares (after conversion to Concord shares) at December 31, 2000 was approximately 1.6 million, at a weighted average exercise price of $5.11. None of the options were issuable upon exercise until February 2001, when the shares subject to issuance under these options were registered.

As discussed below, Concord has elected to follow APB 25 and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under SFAS 123, "Accounting for Stock Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, no compensation expense is recognized because the exercise price of Concord's employee stock options equals the market price of the underlying stock on the date of grant.

Pro forma information regarding net income and earnings per share is required by SFAS 123 and has been determined as if Concord had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000, and 1999, respectively: risk-free interest rates of 4.8%, 5.0%, and 5.0% and volatility factors of the expected market price of Concord's common stock of 0.381, 0.512, and 0.582. Assumptions that remained constant for all years were dividend yields of 0% and a weighted-average expected life of the options of three years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Concord's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, it is management's opinion that the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is

                       CONCORD EFS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2001


Note O - Incentive Stock Option Plans, continued

amortized to expense over the options' vesting period. Concord's pro forma information is as follows for the years ended December 31 (in thousands, except for earnings per share):

                                            2001        2000        1999
                                            ----        ----        ----
 Pro forma net income                     $187,632    $184,453    $113,335
 Pro forma basic earnings per share       $   0.38    $   0.39    $   0.24
 Pro forma diluted earnings per share     $   0.36    $   0.37    $   0.24

Pro forma disclosures are not likely to be representative of reported pro forma net income and earnings per share in future years as additional options may be granted in future years and the vesting of options already granted will impact the pro forma disclosures.

Note P - Employment Agreements

In February 1998 Concord entered into incentive agreements with its Chief Executive Officer and President, each for a term of five years expiring February 2003. Each agreement sets out the executive's annual base salary, provides an incentive compensation program with a bonus potential of 50% of annual base salary, provides for grants of regular stock options of up to 1,125,000 shares a year based on performance, and provides for grants of special stock options contingent upon, or providing accelerated vesting upon, the average market price of Concord stock reaching and maintaining certain levels. The agreements contain certain non-compete provisions and change in control provisions regarding the acceleration of outstanding stock options and the payment of bonuses.

Note Q - Operations by Business Segment

Concord has two reportable segments: Network Services and Payment Services.

Network Services revenue consists of processing fees for driving and monitoring ATMs, processing fees for managing debit card records, and access and switching fees for network access.

Revenue from Payment Services primarily includes discount fees charged to merchants, which are a percentage of the dollar amount of each credit card transaction Concord processes, as well as a flat fee per transaction. The discount fee, primarily charged to smaller merchants, is negotiated with each merchant and typically constitutes a bundled rate for the transaction authorization, processing, settlement, and funds transfer services Concord provides, plus the interchange fees charged by the credit card associations and collected by Concord. The balance of Payment Services revenue is derived from transaction fees for processing debit card and electronic benefits transfer card transactions, check verification and authorization services, and sales of POS terminals.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2001


Note Q - Operations by Business Segment, continued

Concord evaluates performance and allocates resources based on profit or loss from operations. Items classified as "Other" include amounts not identifiable with the two reported segments described above. The accounting policies of the reportable segments are the same as those described in Note A - Significant Accounting Policies.

Assets are allocated between Network Services and Payment Services based upon Concord's evaluation of the revenue earned by the particular assets. Assets classified as "Other" represent securities available for sale.

Concord's reportable segments are business units that are managed separately because they offer distinct products for different end users. No single customer of Concord accounts for a material portion of Concord's revenue.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2001

Note Q - Operations by Business Segment, continued

Business segment information for the years ended December 31, 2001, 2000, and 1999 is presented as follows (in thousands):

                                               Network       Payment
                                              Services      Services         Other          Total
                                              --------      --------         -----          -----
2001
   Revenue                                    $657,037     $1,049,965     $         -    $1,707,002
   Cost of operations                          348,951        854,864               -     1,203,815
   Selling, general and
     administrative expenses                         -              -          90,529        90,529
   Acquisition expenses and
     restructuring charges                     103,575         21,787               -       125,362
   Taxes and interest, net                           -              -          70,364        70,364
   Minority interest in subsidiary                   -              -             526           526
                                              --------     ----------     -----------    ----------
   Net income (loss)                          $204,511     $  173,314     $  (161,419)   $  216,406
                                              ========     ==========     ===========    ==========
   Assets by segment                          $688,191     $  812,449     $ 1,228,805    $2,729,445
                                              ========     ==========     ===========    ==========
2000
   Revenue                                    $523,250     $  883,890     $         -    $1,407,140
   Cost of operations                          304,897        705,057               -     1,009,954
   Selling, general and
     administrative expenses                         -              -          91,995        91,995
   Acquisition expenses and
     restructuring charges                      10,915            776               -        11,691
   Taxes and interest, net                           -              -          82,977        82,977
   Minority interest in subsidiary                   -              -             597           597
                                              --------     ----------     -----------    ----------
   Net income (loss)                          $207,438     $  178,057     $  (175,569)   $  209,926
                                              ========     ==========     ===========    ==========
   Assets by segment                          $455,446     $  723,415     $   649,425    $1,828,286
                                              ========     ==========     ===========    ==========
1999
   Revenue                                    $414,536     $  645,474     $         -    $1,060,010
   Cost of operations                          247,920        487,547               -       735,467
   Selling, general and
     administrative expenses                         -              -          92,334        92,334
   Acquisition expenses and
     restructuring charges                      19,253          6,436          10,500        36,189
   Taxes and interest, net                           -              -          66,655        66,655
   Minority interest in subsidiary                   -              -             124           124
                                              --------     ----------     -----------    ----------
   Net income (loss)                          $147,363     $  151,491     $  (169,613)   $  129,241
                                              ========     ==========     ===========    ==========
   Assets by segment                          $373,659     $  469,207     $   458,201    $1,301,067
                                              ========     ==========     ===========    ==========

                       CONCORD EFS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2001

Note R - Debt and Dividend Restrictions

In accordance with federal banking laws, certain restrictions exist regarding the ability of Concord's financial institution subsidiaries to transfer funds to Concord in the form of cash dividends, loans, or advances. The approval of certain regulatory authorities is required to pay dividends in excess of earnings retained in the current year plus retained net earnings for the preceding two years. As of December 31, 2001, approximately $152.5 million and $12.0 million of undistributed earnings of EFS National Bank and EFS Federal Savings Bank, respectively, included in consolidated retained earnings were available for distribution to Concord as dividends without prior regulatory approval. Under Federal Reserve regulations, these subsidiaries are also limited as to the amount they may loan to affiliates, including Concord, unless such loans are collateralized by specific obligations. At December 31, 2001, the maximum amount available for transfer in the form of loans to Concord from EFS National Bank and EFS Federal Savings Bank, respectively, approximated 1.46% and 0.57% of Concord's consolidated net assets.

Note S - Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments. These fair values are provided for disclosure purposes only and do not necessarily indicate the amount Concord would pay or receive in a market transaction with an unrelated third party.

Cash and Cash Equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate the fair values of those assets.

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

                       CONCORD EFS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2001


Note S - Disclosures About Fair Value of Financial Instruments, continued

FHLB Advances: The fair values of FHLB advances are estimated using discounted cash flow analyses based on Concord's current incremental borrowing rates for similar types of borrowing arrangements.

Notes Payable: The carrying amount of notes payable to banks approximates fair value based on interest rates that are currently available to Concord for issuance of debt with similar terms and remaining maturities.

The following table summarizes the carrying amount compared to the fair value of financial instruments according to the methods and assumptions listed above (in thousands):

                                               Carrying       Fair
                                                Amount        Value
                                                ------        -----
December 31, 2001
 Financial assets:
   Cash and cash equivalents                  $  682,906   $  682,906
   Securities available for sale               1,228,805    1,228,805
   Loans                                          89,038       93,104
 Financial liabilities:
   Deposits                                      162,972      164,108
   FHLB advances                                 119,458      148,968
   Notes payable                                       -            -
December 31, 2000
 Financial assets:
   Cash and cash equivalents                  $  298,383   $  298,383
   Securities available for sale                 649,425      649,425
   Loans                                          78,654       73,864
 Financial liabilities:
   Deposits                                      125,834      126,122
   FHLB advances                                  99,000       96,809
   Notes payable                                  14,268       14,300

                       CONCORD EFS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2001


Note T - Subsequent Events

On January 1, 2002 Concord acquired H & F Services, Inc., an independent sales organization, for $8.9 million. Prior to the acquisition, Concord had purchased merchant contracts through H & F Services. Concord believes that this acquisition will increase Concord's control over the sales channel, including pricing and compensation. The acquisition is expected to reduce the average cost of acquiring merchant contracts, reduce the cost of operations, and increase selling, general and administrative expenses.

In December 2001 Concord announced an agreement to acquire The Logix Companies, LLC, an electronic transaction processor. Concord expects to close the Logix transaction during the first quarter of 2002, subject to various conditions, including regulatory approval.

Note U - Quarterly Financial Results (Unaudited)

The following table provides an unaudited summary of quarterly results for the calendar years 2001 and 2000 (in thousands, except per share data). The quarterly information reported previously on Form 10-Q for these quarters has been restated to reflect mergers accounted for as poolings of interests.

                                   1st          2nd         3rd         4th
                                 Quarter      Quarter     Quarter     Quarter
                                 -------      -------     -------     -------
2001
  Revenue                       $ 375,638    $ 420,686   $ 437,074   $ 473,604
  Cost of operations              270,268      299,619     304,414     329,514
  Net income (loss)               (25,992)      71,182      81,456      89,760
  Per share:
    Basic earnings (loss)       $   (0.05)   $    0.15   $    0.16   $    0.18
    Diluted earnings (loss)     $   (0.05)   $    0.14   $    0.16   $    0.17
2000
  Revenue                       $ 302,917    $ 338,848   $ 363,908   $ 401,467
  Cost of operations              222,515      240,771     259,315     287,353
  Net income                       41,512       52,282      50,246      65,886
  Per share:
    Basic earnings              $    0.09    $    0.11   $    0.11   $    0.14
    Diluted earnings            $    0.08    $    0.11   $    0.10   $    0.13

Excluding acquisition expenses and restructuring charges, diluted earnings per share was $0.12 for the first quarter of 2001.

                       CONCORD EFS, INC. AND SUBSIDIARIES
                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Concord EFS, Inc.

     We have audited the accompanying consolidated balance sheets of Concord EFS, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the management of Concord EFS, Inc. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Star Systems, Inc., a wholly-owned subsidiary, which statements reflect total assets constituting 11.4% at December 31, 2000 of the related consolidated financial statements totals, and which statements reflect net income constituting approximately 10.7% and 14.9% of the related consolidated financial statements totals for the years ended December 31, 2000 and 1999, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Star Systems, Inc., is based solely on the report of the other auditors.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Concord EFS, Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


                                                /s/ ERNST & YOUNG LLP


Memphis, Tennessee
February 19, 2002

                       CONCORD EFS, INC. AND SUBSIDIARIES
                               CORPORATE DIRECTORY


CORPORATE DIRECTORY

Board of Directors
(and their principal occupation)

Dan M. Palmer
 Chairman of the Board and Chief Executive Officer, Concord EFS, Inc.

Douglas C. Altenbern*
 Retired Chairman and Chief Executive Officer, Pay Systems of America, Inc.

J. Richard Buchignani, Esq.*
 Partner, Wyatt, Tarrant & Combs, LLP

Ronald V. Congemi
 Senior Vice President and President of Network Services, Concord EFS, Inc.

Richard M. Harter, Esq.
 Of Counsel, Bingham Dana LLP

Richard P. Kiphart*
 Head of Corporate Finance Department, William Blair & Company LLC

Edward A. Labry III
 President, Concord EFS, Inc.

Jerry D. Mooney*
 Director and Vice President, Bond, Johnson & Bond, Inc.

Paul L. Whittington*
 Retired Partner, Ernst & Young LLP

* Audit Committee Member

Executive Officers

Dan M. Palmer, Chairman of the Board and Chief Executive Officer

Edward A. Labry III, President

Vickie L. Brown, Senior Vice President

Ronald V. Congemi, Senior Vice President and President of Network Services

Richard M. Harter, Secretary

Edward T. Haslam, Senior Vice President, Chief Financial Officer, and Treasurer

Marcia E. Heister, Senior Vice President, General Counsel, and Assistant
 Secretary

E. Miles Kilburn, Senior Vice President of Business Strategy and Corporate Development

William E. Lucado, Senior Vice President, Chief Investment Officer, Chief
 Compliance Officer, and Assistant Secretary

Steve A. Lynch, Senior Vice President and Chief Information Officer

Christopher S. Reckert, Senior Vice President and Chief Marketing Officer


Corporate Headquarters
2525 Horizon Lake Drive, Suite 120
Memphis, Tennessee 38133
1.800.238.7675

Transfer Agent & Registrar
State Street Bank and Trust Company
c/o EquiServe Limited Partnership
P.O. Box 43011
Providence, Rhode Island 02940-3011
1.800.426.5523

Corporate Counsel
Bingham Dana LLP
Boston, Massachusetts

Independent Auditors
Ernst & Young LLP
Memphis, Tennessee

Annual Meeting
The annual meeting of stockholders will be held at 9:30 a.m. Central time on Thursday, May 23, 2002 at Colonial Country Club, 2736 Countrywood Parkway, Memphis, Tennessee.

Investor Information
Copies of the Concord EFS, Inc. Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to Investor Relations at the corporate address. Concord press releases, product information, and other news are available on Concord's web site, which is located at http://www.concordefs.com.

Trademarks
STAR, MAC, Cash Station, Identity Chek, EFSnet, and "Connecting People With Their Money" are service marks or are registered trademarks of Concord EFS, Inc. and its subsidiaries. All other product or company names mentioned are for identification purposes only and may be trademarks of their respective owners.