Form 10-K, Exhibit 13
period 2002-12-31
CONCORD EFS INC
filed 2003-03-27
CIK 740112

EXHIBIT 13

CONCORD EFS, INC. AND SUBSIDIARIES

Financial Highlights	2

The Story Behind The Transaction	4

Stockholders’ Letter	14

Management’s Discussion & Analysis of Financial Condition and Results of Operations	20

Financial Statements	36

Corporate Directory	81

CONCORD EFS, INC. AND SUBSIDIARIES

FINANCIAL HIGHLIGHTS

MARKET VALUE

On November 7, 2002 we listed our common stock on the New York Stock Exchange under the symbol “CE.” Prior to that time, our common stock was traded on the Nasdaq National Market under the symbol “CEFT.” The following table sets forth, for the periods presented, the range of high and low sales prices per share of our common stock, as reported on the New York Stock Exchange and the Nasdaq National Market.

	HIGH	LOW
Year ended December 31, 2002
First Quarter	$34.38	$24.75
Second Quarter	$35.06	$28.66
Third Quarter	$30.78	$12.60
Fourth Quarter	$18.10	$12.70

Year ended December 31, 2001
First Quarter	$24.97	$17.00
Second Quarter	$28.47	$18.72
Third Quarter	$30.83	$21.08
Fourth Quarter	$33.36	$23.65

As of March 24, 2003, we had approximately 66,300 holders of record of common stock. We have never paid cash dividends on our capital stock. It is our present policy to retain earnings to finance our operations and growth, and we do not expect to pay any cash dividends in the foreseeable future.

2

CONCORD EFS, INC. AND SUBSIDIARIES

FINANCIAL HIGHLIGHTS

The following consolidated selected financial data for the years ended December 31 (in thousands, except per share data) should be read in conjunction with our consolidated financial statements and the notes to those financial statements, which are included in this report.

	2002	2001	2000	1999	1998
INCOME STATEMENT DATA
Revenue	$1,966,628	$1,579,944	$1,319,650	$1,037,559	$811,590
Cost of Operations	1,366,545	1,080,372	924,699	713,246	552,469
Selling, General and Administrative Expenses	123,867	91,105	91,995	92,334	90,936
Acquisition, Restructuring and Write-off Charges	77,486	125,362	11,691	36,189	—
Litigation Settlement Charges	8,761	—	—	—	—
Operating Income	389,969	283,105	291,265	195,790	168,185
Net Investment Income	65,745	57,594	37,243	16,251	2,604
Other Income, Net	9,163	4,191	2,235	230	1,234
Equity in Earnings of Subsidiary	—	—	—	—	281
Income Taxes	163,129	127,958	120,220	82,906	65,709
Minority Interest in Subsidiary	910	526	597	124	—
Net Income	$300,838	$216,406	$209,926	$129,241	$106,595
Basic Earnings per Share	$0.59	$0.44	$0.44	$0.28	$0.24
Diluted Earnings per Share	$0.57	$0.42	$0.42	$0.27	$0.23
Basic Shares	507,278	494,747	478,358	463,686	448,470
Diluted Shares	524,676	516,958	495,993	479,734	462,792

BALANCE SHEET DATA
Working Capital	$1,288,533	$1,318,916	$655,999	$450,272	$223,137
Total Assets	$2,528,440	$2,729,445	$1,828,286	$1,301,067	$1,002,282
Long-Term Debt, Less Current Maturities	$139,092	$119,458	$109,911	$89,268	$190,625
Total Stockholders’ Equity	$1,916,162	$1,858,587	$1,132,531	$855,421	$493,248

	Percentage of Revenue			Percentage Change
	2002	2001	2000	2002 over 2001	2001 over 2000
INCOME STATEMENT DATA
Revenue	100.0%	100.0%	100.0%	24.5%	19.7%
Cost of Operations	69.5	68.4	70.1	26.5	16.8
Selling, General and Administrative Expenses	6.3	5.8	7.0	36.0	(1.0)
Acquisition, Restructuring and Write-off Charges	3.9	7.9	0.9	(38.2)	972.3
Litigation Settlement Charges	0.5	—	—	—	—
Operating Income	19.8	17.9	22.0	37.7	(2.8)
Net Investment Income	3.3	3.6	2.8	14.2	54.6
Other Income, Net	0.5	0.3	0.2	118.6	87.5
Income Taxes	8.3	8.1	9.1	27.5	6.4
Minority Interest in Subsidiary	0.0	0.0	0.0	73.0	(11.9)
Net Income	15.3%	13.7%	15.9%	39.0%	3.1%

CONCORD EFS, INC. AND SUBSIDIARIES

THE STORY BEHIND THE TRANSACTION

Swiping a card.

Entering a 4-digit pin.

Pressing the “yes” button.

CONCORD EFS, INC. AND SUBSIDIARIES

THE STORY BEHIND THE TRANSACTION

Consumers take for granted how simple it is to pay for things in today’s electronic economy. But behind billions of electronic payment transactions each year, we are putting the power of our technology to work—processing and verifying information, communicating with scores of network links, maintaining and analyzing data records. Our services help millions of consumers pay for gas, groceries, and other everyday items and help thousands of financial institutions and merchants make money along the way.

To learn more about our unique story, we invite you to follow a transaction from beginning to end to see how our services combine to touch transactions from swipe to settlement—and at every point in between.

CONCORD EFS, INC. AND SUBSIDIARIES

THE STORY BEHIND THE TRANSACTION

Our “Story Behind the Transaction” is about the potential for combining our services for retailers, financial institutions, and consumers in each electronic payment transaction. The story features three vertically integrated business lines that work together behind the scenes to make electronic payments and other financial transactions faster, more efficient, and more secure:

•	Risk Management Services, which provides financial institutions and retailers with proprietary software, information, and analysis to prevent fraud before an account is opened or before a transaction is processed;

•	Payment Services, which provides systems and processing that enable retailers to accept all types of card-based payments; and

•	Network Services, which provides automated teller machine (ATM) and card processing services for financial institutions and enables millions of cardholders to use their STARSM ATM/debit cards to pay for purchases nationwide.

The services from our business lines weave together to produce a seamless value chain for financial institutions, retailers, and consumers throughout the different stages of an electronic transaction.

The behind-the-scenes look at the multiple steps in a debit transaction begins with opening a new checking account. Our proprietary technology is there from the beginning, before the first transaction, with sophisticated online services and software tools that reduce fraud risk at the point of account opening, at the point of deposit, and at the point of sale.

CONCORD EFS, INC. AND SUBSIDIARIES

THE STORY BEHIND THE TRANSACTION

9:02:08	Opens new checking account

Before the account is opened, IDENTITY CHEKsm crosschecks multiple data sources to detect inconsistencies that might suggest identity fraud. The service uses sophisticated analytic software from our subsidiary Primary Payment Systems, Inc., a leader in deposit account fraud detection systems.

9:16:38	Makes initial deposit

Our DEPOSIT CHEK® service accesses a repository of 190 million account records to verify the payer account is in good standing. Primary Payment Systems is the custodian of the shared repository, created through the collaboration of nearly every major financial institution in the U.S.

9:25:12	Signs up for debit card

Our card processing services enable financial institutions to issue a new STAR debit card on the spot, which the customer encodes with a personal identification number (PIN). This instant-issue increases card use and improves customer satisfaction for the financial institution.

CONCORD EFS, INC. AND SUBSIDIARIES

THE STORY BEHIND THE TRANSACTION

From the moment a consumer walks up to a cash register, our services swing into action. The handheld device that verifies identification, the payment terminal on the counter, and the point of sale systems and processing that acquire and route the transaction are all part of our in-store solutions that enable merchants of all sizes to reduce risk, accept non-cash payments, and lower costs.

The fastest-growing payment type is PIN-secured debit, an electronic payment from a checking/deposit account that uses a personal identification number, or “PIN,” as an electronic signature. Preferred by many consumers, PIN-debit is the most secure type of card payment and is the only payment type that allows cardholders to add to the purchase amount to get cash back on the spot. PIN-debit is also a favorite among retailers due to its low cost and fast transaction speed. Retailers are increasingly prompting customers to “please enter your PIN” to ensure that the transaction is processed in the most cost-effective way.

CONCORD EFS, INC. AND SUBSIDIARIES

THE STORY BEHIND THE TRANSACTION

9:43:02	Presents merchandise at checkout

For age-restricted merchandise, our IDLogix™ service provides drivers license validation via proprietary terminals and software, reducing risk of underage sales due to fraudulent identification. We foresee additional private and public sector applications for IDLogix, such as verifying identification for money transfers or entry to secure areas.

9:45:12	Swipes card and enters PIN

Our end-to-end service includes providing point of sale terminal equipment, which is shipped to the retailer and maintained from a central terminal deployment center. Featured is the all-in-one STAR Universal Terminal® with an integrated IDLogix function that also reads checks, accepts all cards, and prompts the cardholder to enter a PIN.

9:45:22	Presses “yes” to authorize payment

Our point of sale processing service captures the transaction at the terminal and routes it to the appropriate card network for authorization. We are connected via telecommunications technology to point of sale terminals at over 400,000 retail locations nationwide.

CONCORD EFS, INC. AND SUBSIDIARIES

THE STORY BEHIND THE TRANSACTION

It usually takes less than 2 seconds for a PIN-debit transaction to travel the distance between “enter” and “approved.” In that short time span, the transaction covers an astonishing distance, traveling across telecommunications connections to the designated debit network, from there to the card issuer for approval, back to the network, and finally back to the store.

We are there every step of the way. We manage a telecommunications network that supports all major telecommunications options, including a high-speed Internet gateway that cuts transaction travel time. We operate STAR, the nation’s largest PIN-debit network, which routes the transaction for approval. And we provide transaction authorization services on behalf of the card issuer.

Our STAR network plays a leading role in the “Story Behind the Transaction.” STAR acquires and switches more PIN-debit transactions than any other network through its connections to financial institutions, retailers, retail ATM deployers, and third party processors, which collectively connect to over 1.2 million STAR-branded ATM and retail locations nationwide. When a cardholder enters a PIN, more often than not that transaction will be routed to STAR.

CONCORD EFS, INC. AND SUBSIDIARIES

THE STORY BEHIND THE TRANSACTION

9:45:22	Transaction routing

We support all major telecommunications options, including frame relay, dial-up, satellite, wireless, and digital subscriber line. Our newest option is EFSnetsm, a high-speed Internet gateway service that is faster and less expensive than dial-up or leased lines—an important advantage in fast-turnaround locations like fast-food restaurants.

9:45:23	Network switching

The STAR network “switch” acts like an air traffic controller, routing incoming transactions to the appropriate destinations for authorization. STAR switches more transactions than any other PIN-debit network, as millions of cardholders use their STAR cards at ATM and point of sale locations coast-to-coast.

9:45:24	Authorization

We check the cardholder’s account balance before authorizing the transaction and sending it back to the network via our Card Management & Authorization System. Our card processing services include card production and issuance, maintenance of cardholder account and balance information, and online reporting.

CONCORD EFS, INC. AND SUBSIDIARIES

THE STORY BEHIND THE TRANSACTION

There’s more to our unique and exciting story. We don’t stop at providing the front-end services for a payment transaction. We also provide the back-end settlement, funds movement, and reporting services that allow our retailers to enjoy “swipe to settlement” from a single provider.

In the end, the “Story Behind the Transaction” is about our Risk Management Services, Payment Services, and Network Services working together to complete electronic transactions quickly, efficiently, and securely. And while each transaction’s story may be slightly different—as third party processors send transactions to our STAR network or as we acquire transactions from other debit or credit networks—the potential exists for us to touch each transaction multiple times. We earn a fee each time we touch a transaction, so these integrated services multiply the revenue opportunity in each transaction while also enabling us to maintain quality and add value throughout the transaction flow for financial institutions, retailers, and their customers.

CONCORD EFS, INC. AND SUBSIDIARIES

THE STORY BEHIND THE TRANSACTION

9:46:08	Receives receipt, merchandise, and cash back

The approved transaction is received by the point of sale terminal back at the store, where the cardholder receives the receipt and the requested cash-back amount. Our point of sale processing service captures and records the transaction detail for electronic settlement with the networks and the retailer.

Electronic settlement, funds movement, and reporting

We settle with the network, and subsidiary Concord EFS National Bank provides the funds movement into the retailer’s account. Our ClientLine™ suite of online tools provides retailers with a variety of reporting, activation, deployment, and adjustment services.

CONCORD EFS, INC. AND SUBSIDIARIES

STOCKHOLDERS’ LETTER

To Our Stockholders

In 2002 we processed over 10.8 billion transactions—almost 30 million transactions every day—which represented an 18% increase in volume compared to 2001. For a business model based largely on transaction fees, this was clearly an important achievement. However, our continued successful participation in the trend of cash and checks moving to electronic payments has deeper significance. Beyond the simple equation of more transactions generating more fees is the fact that the synergies among our vertically integrated business lines serve to multiply the revenue opportunity in each transaction we process. This important feature of our business model, illustrated in our “Story Behind the Transaction,” is a basis for our confidence in Concord’s future success.

Foundations for the Future

In 2002 we successfully continued to penetrate the quick service restaurant market, which we believe represents a significant new market for card-based payments. We added a total of 4,800 quick service restaurant locations, bringing to 14,800 the total number of quick service restaurant locations that use our payment processing services. Most notably, we announced in December 2002 that the world’s largest food service organization has selected Concord to be its nationally approved provider of card-based payment processing at its company-owned restaurants and the preferred provider for its franchisee locations nationwide.

In another move to sharpen our focus on new growth opportunities, we organized our various risk management services into a new business line in 2002. Risk Management Services provides proprietary online services and software tools that help prevent deposit, payment, and identity fraud, which costs financial institutions and retailers billions of dollars annually. We believe that Concord is well positioned to capitalize effectively on this large market opportunity, and we expect Risk Management Services to contribute materially to future growth.

November 7, 2002 marked an important milestone at Concord as our stock began trading on the New York Stock Exchange under the symbol “CE.” This move is expected to improve the visibility of our stock among a wider base of investors and lessen the stock’s volatility.

Performance Highlights

We are especially pleased to report positive results for 2002 despite the uncertain U.S. economy. Revenue reached approximately $2.0 billion, up 24% over 2001, with net income totaling $300.8 million, up 39%, and diluted earnings per share of $0.57, up 37%. Excluding non-recurring charges, net income and diluted earnings per share were up 18% and 16%, respectively. Cash flow from operations continued to be excellent in 2002, up 23% over 2001 excluding the timing of settlement operations.

Our two reporting segments, Network Services and Payment Services, both had strong growth in revenue and transactions in 2002. Network Services, which provides financial institutions with ATM and debit card processing services plus access to our nationwide STARsm network, grew revenue at 15% in 2002. Transaction volume was up 14% due to 30% growth in STAR debit payment transactions, which are electronic payments from a checking account that use a personal identification number (“PIN”) as an electronic signature. These PIN-debit transactions represented 47% of the 6.3 billion transactions processed by Network Services in 2002. Payment Services, which provides payment processing, settlement, and related services to retailers, increased revenue by 29% on transaction volume growth of 25% in 2002. This growth was largely driven by acquired PIN-debit payment transactions, which were up 43% in 2002. Acquired PIN-debit transactions represented 24% of the 4.5 billion transactions processed by Payment Services in 2002.

We completed several alliances and acquisitions in 2002 to add technology, customers, and transactions. The most significant alliance agreements included (1) a joint venture with Traveler’s Express/MoneyGram to provide an ATM-based person-to-person money transfer service, which leverages our nationwide network of 241,000 STAR ATMs to create new transactions and revenue streams for our financial institution customers; (2) an agreement with Link2Gov Corp., an e-payment solutions provider for government entities, to provide electronic payment processing services for 2002 federal tax payments made by phone or over the Internet; and (3) joint initiatives with Certegy Inc. in which we expect to provide payment processing for over 40,000 Certegy merchants and will offer Certegy’s check authorization services to our retail customers. Significant acquisitions included (1) The Logix Companies, LLC, which added ATM processing volume and provided new identification validation technology that is now featured in our risk management services and (2) Core Data Resources, Inc., an electronic transaction processor that together with Logix doubled the number of ATMs that we process. As a result of these two acquisitions, we now process approximately one-fourth of all ATMs in the U.S.

We continued to make progress on our company’s consolidation plans in 2002. Important accomplishments included moving in-house all network switch processing functions and disaster recovery capabilities. Going forward, we believe that there is continued integration work to be done to realize fully the synergies from our acquisitions. In 2003 we will continue to focus on improving operating efficiencies, something that we have a track record of doing well.

The Story Behind the Transaction

We hope you take a moment to review the “Story Behind the Transaction” on the opening pages of this report because we think it will help you better understand our business model, the services we provide to our customers, and the synergies created by our vertically integrated business lines. Our network, payment, and risk management services combine to create a seamless value chain for financial institutions, retailers, and consumers throughout the various stages of an electronic transaction. We earn a fee each time we “touch” a transaction, so these integrated services multiply the revenue opportunity in each transaction.

Our revenue opportunity is further enhanced by our ownership of the STAR network. STAR processes over 50% of U.S. PIN-debit payment transactions, the fastest growing payment type in the U.S., through connections to over one million retail locations that accept STAR-branded cards for payment. This connectivity is important because in the world of card payments the brand determines transaction routing. This means that transactions are sent to us, as the operator of the STAR switch, whether or not we are the acquiring processor.

We think the opportunity for multiple fees per transaction combined with the ability to touch more debit transactions is a compelling feature of our business model. And we believe that the potential for debit transactions is enormous. While PIN-debit payments are projected to grow 18% annually through 2005, PIN-debit transactions were just 3% of total consumer payments in 2001. That same year there were 80 billion payments made with checks or cash in the U.S., representing vast opportunities for these payments to convert to PIN-debit or other electronic form.

One key to tapping this potential will be early penetration of new segments that are poised to move to card-based payments, as we did successfully in supermarkets and gas stations in the 1990’s. A new segment beginning to embrace electronic payments is the quick service restaurant industry, which is characterized by high-volume cash transactions. We are also actively exploring ways to electronify cash and check transactions to create new revenue streams for our financial institution customers, such as automating vending machine payments and converting recurring consumer payments like utility bills to electronic transfers.

Looking Ahead

In 2003 we will be focusing on three key initiatives: (1) cross-selling products from all of our business lines—Network Services, Payment Services, and Risk Management Services—to all of our customers, both financial institutions and retailers; (2) strengthening the STAR network by renewing and extending contracts with our largest financial institution participants; and (3) continuing to improve our operating efficiency through consolidation, expense reduction, and improvements in our internal operating processes.

As the leader in the fastest-growing payment category, we believe that we are well positioned to capitalize on macro trends in debit payments and risk management. We have a large recurring-revenue base with the majority of our revenue under multi-year contracts. Our business segments have synergies that have the potential to optimize revenue and present us with significant cross-selling opportunities. And we have a strong balance sheet and excellent cash flow. It all adds up to an exciting future. We’re glad that you have chosen to join us.

Sincerely,

/S/ DAN M. PALMER	/S/ BOND R. ISAACSON	/S/ EDWARD A. LABRY III
Dan M. Palmer	Bond R. Isaacson	Edward A. Labry III
Co-Chief Executive Officer	Co-Chief Executive Officer	President

CONCORD EFS, INC. AND SUBSIDIARIES

CONCORD EFS, INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION & ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2002

You should read the following discussion together with our consolidated financial statements and the notes to those financial statements, which are included in this report. This report may contain forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and other factors, including those set forth in this paragraph. Important factors that could cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by those statements include, but are not limited to: (i) the failure to successfully execute our corporate consolidation plans, (ii) the loss of key personnel or inability to attract additional qualified personnel, (iii) the loss of key customers or renewal of customer contracts on less favorable terms, (iv) increasing competition and its effect on our margins, (v) changes in card association rules and practices, (vi) the inability to remain current with rapid technological change, (vii) risks related to acquisitions, (viii) the imposition of additional state taxes, (ix) continued consolidation in the banking and retail industries, (x) business cycles and the credit risk of our merchant customers, (xi) the outcome of litigation involving VISA and MasterCard, (xii) utility and system interruptions or processing errors, (xiii) information theft, (xiv) susceptibility to merchant fraud and credit and fraud risk of entities we sponsor into networks, (xv) changes in card association fees or products, (xvi) automated teller machine market saturation or restrictions on surcharging, (xvii) rules and regulations governing financial institutions and other networks and changes in such rules and regulations, (xviii) the timing and extent of changes in interest rates, (xix) volatility of the price of our common stock, and (xx) litigation risks. We undertake no obligation to publicly update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events, or changes to future results over time. See the cautionary statements included as Exhibit 99.5 to our annual report on Form 10-K filed on March 27, 2003 for a more detailed discussion of the foregoing and other factors.

Overview

Concord EFS, Inc. (Concord), a leading electronic transaction processor, provides the technology and network systems that make payments and other financial transactions faster, more efficient, and more secure than paper-based alternatives. As a vertically integrated service provider, we acquire, route, authorize, capture, and settle virtually all types of electronic payment and deposit access transactions for financial institutions and merchants nationwide. In 2002 we processed approximately 10.8 billion transactions.

We organize our business into segments based upon the different products and services that we offer to the different industries we serve. In the fiscal year ended December 31, 2002 we had two segments—Network Services, which provides automated teller machine (ATM) processing, debit card processing, deposit risk management, and coast-to-coast debit network access principally for financial institutions, and Payment Services, which provides point of sale (POS) processing, settlement, and related services, with specialized systems focusing on supermarkets, major retailers, gas stations, convenience stores, restaurants, and trucking companies.

Network Services

Network Services provides the systems and processing that allow financial institutions to offer their customers access to their deposit accounts at ATMs and POS locations. Our network access services include transaction switching and settlement, plus related support services to our customers. We operate the network switch for the combined STARsm, MAC®, and Cash Station® debit networks that connects over 1.2 million ATMs and POS locations that accept debit cards issued by our member financial institutions. In addition, we provide ATM processing and monitoring, transaction routing and authorization via credit card associations and debit networks, deposit risk management, and card management, authorization, and fraud protection for PIN-secured debit and signature debit cards. In 2002 we processed approximately 3.0 billion PIN-secured debit payment transactions and approximately 3.3 billion ATM and other transactions.

On May 17, 2002 we acquired Core Data Resources, Inc. (n/k/a Concord Processing, LP), an electronic transaction processor based in Amarillo, Texas. Core Data provides ATM processing and related services to financial institutions, retailers, and independent sales organizations nationwide. This acquisition was accounted for as a purchase transaction in which we exchanged approximately 2.0 million shares of our common stock for all of Core Data’s outstanding common stock.

On March 1, 2002 we acquired The Logix Companies, LLC, an electronic transaction processor based in Longmont, Colorado. Logix provides financial institutions, retailers, and independent sales organizations with ATM processing, electronic check conversion, identification and authentication services, database development and reporting, and merchant processing services. This acquisition was accounted for as a purchase transaction in which we exchanged approximately 0.9 million shares of our common stock and paid $6.3 million in cash for all of the outstanding membership units of Logix.

On February 1, 2001 we acquired Star Systems, Inc. (STAR), which owned the nation’s largest PIN-secured debit network, based in Maitland, Florida. The merger was accounted for as a pooling-of-interests transaction in which we exchanged approximately 48.0 million shares of our common stock for all of STAR’s outstanding common stock. On August 21, 2000 we completed our acquisition of Cash Station, Inc., a leading midwest PIN-secured debit network based in Chicago, Illinois. This acquisition was accounted for as a pooling-of-interests transaction in which we exchanged approximately 5.0 million shares of our stock for all of the outstanding common stock of Cash Station.

As a result of our acquisition of STAR and Cash Station and subsequent purchase of shares, we acquired a majority interest in Primary Payment Systems, Inc., a company providing deposit and payment risk management services to merchants and financial institutions. We own an 85.5% interest in Primary Payment Systems, with the remainder owned by certain financial institutions and a credit union service provider. Primary Payment Systems’ deposit and payment risk management services provide advance notification of potential losses associated with fraudulent checks or high risk accounts.

In 2001 Primary Payment Systems expanded its operations in the deposit risk management area through its acquisition of Wally Industries, Inc. d/b/a WJM Technologies. WJM’s front-end tools, which screen new deposit accounts before they are opened, increase the breadth of Primary Payment Systems’ deposit risk management services.

We have a number of significant customer contracts in our Network Services segment that by their terms terminate on December 31, 2004. We are actively pursuing the renewal of these customer contracts; however, there is no assurance that they will be renewed. If some or all of these contracts are not renewed or are renewed on less favorable terms than the current terms, there may be an adverse effect on our business, operating results, and financial condition. In addition, the loss of several of these large customers could have an additional adverse effect on our business, operating results, and financial condition due to the interdependency of participants in the STAR network. The loss of a significant number of STAR-branded cards, ATMs, or POS terminals could cause other financial institutions or merchants to evaluate their contractual participation in the STAR network.

Payment Services

Payment Services provides the systems and processing that allow retail clients to accept virtually any type of electronic payment, including all card types—credit, debit, electronic benefits transfer (EBT), prepaid, and proprietary cards—as well as a variety of check-based options. We provide POS processing, settlement, and related services, with specialized systems focusing on supermarkets, major retailers, gas stations, convenience stores, restaurants, and trucking companies. In 2002 we processed approximately 4.5 billion of these payment transactions. Our services are generally turn-key, providing merchants with POS terminal equipment, transaction routing and authorization, settlement, funds movement, and sponsorship into all credit card associations (such as VISA and MasterCard) and debit networks (such as STAR, Pulse, and NYCE).

We own one insured depository institution, EFS National Bank (n/k/a Concord EFS National Bank), which supports our payment processing business. As part of our effort to consolidate our insured depository operations and terminate local deposit taking and lending activities, EFS Federal Savings Bank, another subsidiary, was merged into EFS National Bank on August 26, 2002.

On January 1, 2002 we acquired H & F Services, Inc., an independent sales organization that sells payment services products and services to small- and medium-sized merchants. Prior to the acquisition, we purchased merchant contracts from H & F Services. The acquisition was intended to establish control over this sales channel with product, pricing, compensation, and productivity initiatives. This acquisition has significantly increased selling, general and administrative expenses, while reducing the average cost of acquiring merchant contracts and reducing the cost of operations.

Early in 2000 we completed two acquisitions in the Payment Services area. In February 2000 we acquired Virtual Cyber Systems, Inc. (n/k/a Concord Emerging Technologies, Inc.), an Internet software development company. This acquisition was accounted for as a purchase transaction in which we exchanged approximately 0.1 million shares of our common stock for all of the outstanding shares of Virtual Cyber Systems, Inc. and paid approximately $0.4 million in cash to Virtual Cyber Systems’ option holders to cash out their options. In January 2000 we acquired National Payment Systems Inc. d/b/a Card Payment Systems, a New York-based reseller of payment processing services. Card Payment Systems provides card-based payment processing services to independent sales organizations, which in turn sell those services to merchants. The acquisition was accounted for as a pooling-of-interests transaction in which we exchanged approximately 12.5 million shares of our stock for all of the outstanding shares of Card Payment Systems. Effective January 1, 2003, Card Payment Systems began doing business as Concord Payment Systems.

As a result of our recently announced strategy of developing our risk management services, we expect to organize a new segment during the 2003 fiscal year. Our new Risk Management Services segment is expected to provide software, information, and analysis to financial institutions, retailers, government service providers, and other businesses to assist in fraud prevention and reduction.

Consolidation Plans

In conjunction with the Core Data acquisition, we initiated a consolidation plan and continued our consolidation initiatives to improve overall operating efficiencies in the second quarter of 2002. This plan includes contract terminations, exiting a non-strategic business, closing and consolidating certain facilities, and eliminating 24 positions. We incurred charges of $28.3 million related to this plan. We expect to complete this plan by June 30, 2003.

In the first quarter of 2002 we initiated a consolidation plan to continue improvements in overall operating efficiency and integrate recent acquisitions. This plan includes closing and consolidating certain facilities, exiting several non-strategic businesses, and eliminating approximately 165 positions. We incurred charges of $46.7 million related to this consolidation plan. We expect to complete this plan by March 31, 2003.

In the first quarter of 2001 we initiated a company-wide consolidation plan to address areas of operating redundancies created through acquisitions. This plan included consolidation of data centers and other facilities to eliminate redundancies, the reassignment or termination of certain employees timed to coincide with the integration of redundant processing platforms, and the functional integration of the STAR organization into Concord. We incurred charges of

$127.9 million (of which $2.5 million was recorded in 2002) related to this consolidation plan, including costs incurred in combining operating platforms and facilities, communications conversion costs, asset write-offs, and severance and compensation costs, as well as investment banking fees and advisory, legal, and accounting fees incurred in connection with the acquisition of STAR. The consolidation activities that were initiated in the first quarter of 2001 were substantially completed by March 31, 2002.

Restatement of Historical Financial Information

The financial information for prior periods presented below and elsewhere in this report has been restated for the results of STAR, Cash Station, and Card Payment Systems in accordance with the pooling-of-interests method of accounting for business combinations. The financial information includes the financial position, operating results, and cash flows for all periods presented.

Critical Accounting Policies

The critical accounting policies that are most important to the presentation of our financial statements relate to revenue recognition, capitalized software, stock-based compensation, and accounting for purchased merchant contracts.

Revenue from our Network Services and Payment Services segments related to the processing of credit, debit, and other transactions represents approximately 85.7% of our total revenue and is recognized at the time the transaction is processed. This revenue is collected either the next day as a charge against the merchant’s settlement payment or through an automated debit to the customer’s account no later than the 25th day of the following month. Network Services revenue is recorded gross of network fees and net of interchange fees. Payment Services revenue is recorded gross of network and interchange fees. For both Network Services and Payment Services network fees represent amounts charged to us by the card associations and debit networks and billed to our clients. In accordance with EITF 01-14 “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred,” we recognize these amounts, as well as certain telecommunications amounts, as both a component of revenue and expense in our financial statements. Network Services interchange fees represent amounts paid to us from the card associations as the card issuer processor and subsequently paid by us to the card issuer. In accordance with EITF 02-16, as discussed below, Network Services revenue excludes this interchange fee. In contrast, Payment Services interchange fees are collected from our merchant clients, not the card association or network vendor, and as a result are reported as both a component of revenue and expense. Since this revenue is recorded as transactions are processed and settlement occurs timely, we experience a low level of losses on collection. No material amounts of revenue are recorded based on estimates or assumptions.

We have elected to early adopt the provisions of the FASB’s Emerging Issues Task Force Issue 02-16, “Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor” (EITF 02-16) for the fourth quarter of 2002. The effective date would otherwise have been January 1, 2003. The application of EITF 02-16 results in a change in presentation of interchange fees received by us from card associations relating to signature debit card transactions processed by our Network Services segment. The interchange fee received reimburses us for similar amounts paid to signature debit card issuing financial institutions.

These amounts received are now presented as a reduction of segment cost of operations, which offset the amounts paid. Prior to the adoption of EITF 02-16, interchange received on signature debit card transactions was included in segment revenue. Prior annual and interim periods presented herein have been reclassified to conform to this change. Interchange excluded from revenue and decreasing cost of operations for 2002 is $207.8 million. The amount of interchange which decreases previously reported segment revenue and cost of operations by equal amounts was $123.4 million and $85.3 million in 2001 and 2000, respectively. The adoption of EITF 02-16 had no effect on reported operating income, net income or cash flows for any annual or quarterly periods presented.

In order to remain current with technological change, we invest significantly in internally developed software that is used in providing processing services to our customers. In accordance with the Accounting Standards Executive Committee Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” software development costs are capitalized once technological feasibility of the software has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when we have completed all planning, designing, coding, and testing activities that are necessary to determine that a product or product enhancement can be produced to meet its design specifications, including functions, features, and technical performance requirements. Capitalization of costs ceases when the product or product enhancement is available for general use. Software development costs are amortized using the straight-line method over the estimated useful life of the software, which is generally five years. We capitalized $48.8 million of software development costs in 2002.

We have elected to follow Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for our stock options because, among other things, the alternative fair value accounting provided for under Statement of Financial Accounting Standards 123, “Accounting for Stock-Based Compensation,” requires use of option valuation models that were not developed for use in valuing stock options. Under APB 25, no compensation expense is recognized because the exercise price of our stock options equals the market price of the underlying stock on the date of grant. If the fair value method had been used, net income would have been reduced by approximately $41.3 million in 2002.

Effective January 1, 2002 individual purchased merchant contracts were written off if the merchant had terminated its processing relationship with us. In 2002 the remaining contracts were amortized using the straight-line method over nine years, and individual contracts were expensed at the termination of our merchant processing relationship. Prior to January 1, 2002 purchased merchant contracts were amortized using the straight-line method over six years, and the estimated life of purchased merchant contracts was evaluated annually based on attrition experience on an overall portfolio basis. Total expenses relating to non-performing purchased merchant contracts amounted to $28.7 million in 2002.

Components of Revenue and Expenses

Network Services and Payment Services are our two reportable business segments. These business units are managed separately because they offer distinct products for different end users. All of our revenue is generated and all of our assets are located in the United States, and no single customer of ours accounts for a material portion of our revenue. The majority of our revenue is tied to contracts with initial terms of between three and five years.

A principal component of our revenue is derived from Network Services (31.1% in 2002 and 33.7% in 2001). Network Services revenue consists of access and switching fees for network access, processing fees for driving and monitoring ATMs, and processing fees for managing debit card records, plus network fees charged to us by other networks and billed to our customers. We recognize this revenue at the time of the transaction.

The majority of our revenue (68.9% in 2002 and 66.3% in 2001) is derived from transaction fees and other income related to Payment Services. Revenue from Payment Services includes discount fees charged to merchants, which are a percentage of the dollar amount of each credit card or signature debit card transaction we process, as well as a flat fee per transaction. These discount and flat fees constitute a bundled rate for the transaction authorization, processing, settlement, and funds transfer services we provide, plus the interchange fees charged to us by the card associations. The fee structure for smaller merchants includes the flat fee per transaction and a discount rate generally greater than the card association interchange rate. The fee structure for larger merchants includes the flat fee per transaction and a discount rate generally equal to the card association interchange rate. One result of having revenue partially based on a percentage of the transaction dollar amount is that lower ticket size causes a reduction in revenue. However, net income is not always correspondingly affected because transactions with large merchants, where the discount rate is generally equal to the card association interchange rate, have a direct dollar for dollar decrease in revenue and cost of operations.

Payment Services revenue also includes fees for debit card and EBT card transactions, check verification and authorization services, and sales of POS terminals from inventory. Debit card and EBT transactions are similar to credit card transactions in that the bundled fee we charge to a merchant includes the transaction authorization, processing, settlement, and funds transfer services we provide, plus the interchange and network fees charged to us by the debit networks. We recognize this revenue at the time of the transaction.

The following table lists revenue by segment for the years ended December 31 (in millions):

	2002	2001	2000
Network Services	$612.0	$532.5	$436.0
Payment Services	1,354.6	1,047.4	883.7

Total	$1,966.6	$1,579.9	$1,319.7

The following table provides the impact of interchange fees on our reported revenue (in millions):

	Network Services	Payment Services	Total
2002
Revenue per the income statement	$612.0	$1,354.6	$1,966.6
Interchange fees included in revenue	—	822.1	822.1

Revenue, net of interchange fees	612.0	532.5	1,144.5
Interchange fees	207.8	822.1	1,029.9

Revenue, gross of interchange fees	$819.8	$1,354.6	$2,174.4

2001
Revenue per the income statement	$532.5	$1,047.4	$1,579.9
Interchange fees included in revenue	—	590.0	590.0

Revenue, net of interchange fees	532.5	457.4	989.9
Interchange fees	123.4	590.0	713.4

Revenue, gross of interchange fees	$655.9	$1,047.4	$1,703.3

2000
Revenue per the income statement	$436.0	$ 883.7	$1,319.7
Interchange fees included in revenue	—	478.6	478.6

Revenue, net of interchange fees	436.0	405.1	841.1
Interchange fees	85.3	478.6	563.9

Revenue, gross of interchange fees	$521.3	$ 883.7	$1,405.0

Cost of operations includes all costs directly attributable to our providing services to our customers. In Payment Services the most significant component of cost of operations is interchange fees, which amounted to $822.1 million, $590.0 million, and $478.6 million in 2002, 2001, and 2000, respectively. In most instances, the interchange fee is a percentage of the transaction amount and is charged to us by the credit card associations and debit networks. Cost of operations in both Network Services and Payment Services also includes telecommunications costs, personnel costs, occupancy costs, depreciation, and the cost of equipment leased and sold.

The following table lists cost of operations by segment for the years ended December 31 (in millions):

	2002	2001	2000
Network Services	$234.8	$225.5	$219.6
Payment Services	1,131.7	854.9	705.1

Total	$1,366.5	$1,080.4	$924.7

Our selling, general and administrative expenses include certain salaries, sales commissions, and other general administrative expenses, including legal fees, accounting fees, advertising, and marketing expenses. These costs are not allocated to the reportable segments.

Information regarding our business segments is included under the caption “Note P—Operations by Business Segment” in the notes to our consolidated financial statements and is incorporated herein by reference.

Results of Operations

The following table shows the percentage of revenue represented by certain items on our consolidated statements of income for the years ended December 31:

	2002	2001	2000
Revenue	100.0%	100.0%	100.0%
Cost of operations	69.5	68.4	70.1
Selling, general and administrative expenses	6.3	5.8	7.0
Acquisition, restructuring and write-off charges	3.9	7.9	0.9
Litigation settlement charges	0.5	—	—

Operating income	19.8	17.9	22.0
Net investment income	3.3	3.6	2.8
Other income, net	0.5	0.3	0.2

Income before taxes	23.6	21.8	25.0
Income taxes	8.3	8.1	9.1

Net income	15.3%	13.7%	15.9%

Calendar 2002 Compared to Calendar 2001

Revenue increased 24.5% to $1,966.6 million in 2002 from $1,579.9 million in 2001. In 2002 Network Services accounted for 31.1% of revenue, and Payment Services accounted for 68.9%. Network Services revenue increased 14.9% over 2001. Excluding acquisitions, this increase was primarily attributable to an 11.6% increase in transaction volumes and network price increases for STAR and other debit networks. The increased transaction volumes from new and existing network and processing customers resulted primarily from a 30.1% increase in STAR network POS transactions. The acquisition of Logix and Core Data accounted for a 4.0% Network Services revenue increase in 2002. Revenue from Payment Services increased 29.3% over 2001, due primarily to interchange price increases and a 24.7% increase in transaction volumes. Interchange fees increased 39.3% or $232.1 million. Revenue, net of interchange fees, increased 16.4% or $75.1 million due primarily to transaction growth from the addition of large lower margin merchants and the expansion of relationships with existing lower margin merchants. The volume increase is the weighted average of a 43.0% increase in debit card transactions, a 23.2% increase in EBT card transactions, and a 21.0% increase in credit card transactions at new and existing merchants.

Cost of operations increased in 2002 to 69.5% of revenue compared to 68.4% in 2001. This percentage increase was primarily due to increased transaction volumes in both Network Services and Payment Services and increased interchange fees in Payment Services, which were partially offset by improvements in operating efficiencies and economies of scale. The increased interchange fees resulted from the addition of large lower margin merchants, the expansion of relationships with existing large lower margin merchants, and price increases instituted by the debit and credit networks.

Selling, general and administrative expenses increased as a percentage of revenue to 6.3% in 2002 from 5.8% in 2001. Overall, selling, general and administrative expenses increased to

$123.9 million in 2002 from $91.1 million in 2001. This increase was primarily attributable to $24.0 million in expenses related to the acquisitions of H & F Services, Logix, and Core Data and $4.3 million in increased advertising and marketing expenses.

Acquisition, restructuring and write-off charges decreased to $77.5 million in 2002 from $125.4 million in 2001. The charges incurred in 2002 related to consolidation plans initiated to continue activities to improve our overall operating efficiencies and integrate recent acquisitions. The charges consisted of $24.1 million for the write-off of non-performing purchased merchant contracts, $16.8 million for contract terminations, $7.9 million for the write-off of capitalized software and equipment no longer in use, and $28.7 million for other activities, which includes $2.5 million in connection with the completion of our 2001 consolidation plan.

Litigation settlement charges were $8.8 million in 2002. There were no such charges in 2001. The charges represent credits and payments to merchants and former merchants, legal expenses, and claims administration expenses in connection with a settlement agreement relating to a purported class action lawsuit alleging that certain rate and fee charges were improper under Tennessee law due to allegedly deficient notice.

Operating income as a percentage of revenue increased to 19.8% in 2002 from 17.9% in 2001. This increase was due to a decrease of $39.1 million in acquisition, restructuring, write-off, and litigation settlement charges and was partially offset by the addition of lower margin revenue from large merchants and the increase in selling, general and administrative expenses.

Other income increased as a percentage of revenue to 0.5% in 2002 from 0.3% in 2001. This increase was the result of the sale of certain terminal hardware and related future rental payments in the second quarter of 2002.

Net investment income decreased as a percentage of revenue to 3.3% in 2002 from 3.6% in 2001. Overall, net investment income increased 14.2% to $65.7 million in 2002 compared to $57.6 million in 2001. This increase resulted primarily from increased investment of available cash flow from operations plus $420.6 million in proceeds from our June 2001 stock offering offset by lower rates of return. Net investment income includes $2.4 million of gains from alternative investments in 2002.

Our overall tax rate decreased to 35.1% in 2002 compared to 37.1% in 2001. This decrease was due primarily to lower nondeductible expenses including acquisition expenses and goodwill amortization compared to 2001.

Net income as a percentage of revenue increased to 15.3% in 2002 from 13.7% in 2001. The components of this increase are explained above.

Our overall performance in 2002 reflects declining operating margins that were due primarily to the impact of increased interchange and debit network fees in Payment Services. Interchange and network fees represent amounts charged by the credit and debit networks and appear as both revenue and cost of operations in our financial statements. Increased interchange and network fees result in increased revenue and cost of operations with a small positive impact on dollar margins and a negative impact on percentage margins. Other significant factors affecting our performance included the addition of large lower margin merchants, the general economic downturn, lower interest rates, slower than expected integration and consolidation activities, and increased selling, general and administrative expenses.

Calendar 2001 Compared to Calendar 2000

Revenue increased 19.7% to $1,579.9 million in 2001 from $1,319.7 million in 2000. In 2001 Network Services accounted for 33.7% of revenue, and Payment Services accounted for 66.3%. Network Services revenue increased 22.2% over 2000 as a result of the addition of new network and processing customers and increases in transaction volumes. The increased transaction volumes resulted primarily from increased use of our network debit cards for payment at the point of sale. Revenue from Payment Services increased 18.5% over 2000, due primarily to increased transaction volumes and interchange fees. Interchange fees increased 23.3% or $111.4 million. Revenue, net of interchange fees, increased 12.9% or $52.3 million due primarily to the addition of large lower margin merchants and the expansion of relationships with existing lower margin merchants. The increased volumes resulted from the addition of new merchants and the widening acceptance of debit and EBT card transactions at new and existing merchants.

Cost of operations decreased in 2001 to 68.4% of revenue compared to 70.1% in 2000. This decrease was due primarily to a decrease as a percentage of revenue in certain operating costs such as telecommunications, payroll expenses, and depreciation and amortization expenses. These decreases resulted from cost efficiencies from our company-wide consolidation activities.

Selling, general and administrative expenses decreased as a percentage of revenue to 5.8% in 2001 from 7.0% in 2000. This decrease was primarily attributable to lower marketing expense.

Acquisition, restructuring and write-off charges in 2001 were $125.4 million compared to $11.7 million in 2000. In the first quarter of 2001 we initiated a company-wide consolidation plan to address areas of operating redundancies created by our recent acquisitions. The plan included consolidation of data centers and other facilities to eliminate redundancies, the reassignment or termination of certain employees timed to coincide with the integration of redundant processing platforms, and the functional integration of the STAR organization into Concord. The charge of $125.4 million consisted of $63.9 million for combining various STAR processing platforms and facilities that were closed and consolidated, $16.0 million for abandoned duplicate products and systems that did not support our new network strategy, and $19.1 million for the various data center services contracts that were terminated. The consolidation of products, services, processing platforms, and facilities created personnel duplications. As a result, the charge included compensation and severance costs of $9.8 million to diminish redundancies and consolidate operational groups. Finally, the charge included advisory, legal, and accounting fees totaling $15.6 million, and other expenses of $1.0 million in connection with the STAR acquisition.

The consolidation plan was implemented to capture synergies within our network operations and align our resources across the enterprise for greater efficiency and improved service delivery. We substantially completed these consolidation activities by the end of the first quarter of 2002.

Operating income as a percentage of revenue decreased to 17.9% in 2001 from 22.0% in 2000. This decrease was due to an increase of $113.7 million in acquisition, restructuring and write-off charges, and was partially offset by the cost efficiencies from our company-wide consolidation activities, increased economies of scale, and declining selling, general and administrative expenses.

Net investment income improved as a percentage of revenue to 3.6% in 2001 compared to 2.8% in 2000. This improvement resulted primarily from our increased investment of available cash flow from operations plus $420.6 million in proceeds from our June 2001 stock offering. Overall, net investment income increased 54.6% compared to 2000.

Our overall tax rate increased to 37.1% in 2001 from 36.3% in 2000. This increase was due primarily to higher nondeductible acquisition expenses compared to 2000.

Net income as a percentage of revenue decreased in 2001 to 13.7% from 15.9% in 2000. The primary factor in this decrease in net income was the acquisition expenses and restructuring charges related to the acquisition of STAR.

Liquidity and Capital Resources

We have consistently generated significant resources from operating activities. In 2002, 2001, and 2000 operating activities excluding the timing of settlement operations generated cash of $423.6 million, $344.6 million, and $286.8 million, respectively. Including the timing of settlement operations, we generated cash of $126.4 million, $661.9 million, and $404.5 million from operating activities in 2002, 2001 and 2000, respectively. Fluctuations in settlement receivable and payable balances are affected primarily by the timing of settlements. If the end of a reporting period ends on a Saturday or Sunday, we are due cash from the credit card associations that is payable to our merchants. If the end of a reporting period occurs on a Monday, we hold multiple days of cash that is payable to our merchants. This may inflate the year-end cash balance and cash provided by operating activities on our cash flow statement. Conversely, cash provided by operating activities may be adversely affected for the next reporting period depending on what day of the week the reporting period ends. All settlement cash balances are cleared in one or two business days. Inclusion of settlement in GAAP cash flows is not indicative of cash provided by operating activities unless settlement receivable and payable amounts are consistent from period to period.

We generally hold a significant amount of cash and securities because of the capital requirements of banking regulators and because of the liquidity requirements associated with conducting settlement operations and owning ATM machines. During fiscal 2002 we liquidated approximately $127.5 million in securities available for sale, net of sales and maturities. During 2001 and 2000 we invested approximately $574.5 million and $171.5 million, respectively, in securities available for sale, net of sales and maturities. As of December 31, 2002, we held securities with a market value of $1,124.5 million, including $218.0 million pledged as collateral for the Federal Home Loan Bank (FHLB) advances. We also invested $132.2 million, $136.9 million, and $87.1 million in 2002, 2001, and 2000, respectively, in capital expenditures, which were primarily for capitalized and purchased software and computer facilities and equipment.

We have historically financed our operations primarily through net cash provided by operating activities, the issuance of equity, and the exercise of stock options. We issued 17.8 million shares of common stock in June 2001 and received proceeds of $420.6 million, which we invested in securities.

Stock issued upon exercises of options under our incentive stock option plans provided $23.7 million of additional capital in 2002. As of December 31, 2002, there were 52.9 million stock options outstanding, approximately 47.6% of which were exercisable. We cannot estimate the timing of or amount of future cash flows from the exercise of stock options.

We have lines of credit with financial institutions totaling $65.0 million. As of December 31, 2002 and 2001, no amounts were outstanding on these lines of credit. As of December 31, 2002, we had $198.0 million of advances outstanding to, and $14.8 million in unused lines of credit with, the FHLB. In fiscal 2002 we received $78.6 million in proceeds from FHLB advances, net of payments.

Net loans made by our bank subsidiary as of December 31, 2002 and by our bank subsidiaries as of December 31, 2001 were $6.1 million and $89.0 million, respectively. Proceeds from the sale of loans amounted to $58.1 million during fiscal 2002. These sales and the decrease in deposits of $84.8 million during fiscal 2002 are the result of our effort to terminate local deposit taking and lending activities. We do not expect deposits to be a source of liquidity going forward.

During the third quarter of 2002, we invested $195.5 million in alternative investments managed by two hedge fund-of-funds entities. A total of 85 individual hedge funds were included in our fund-of-funds investments. In response to negative perceptions among stockholders of potential risks, on August 9, 2002, we announced we would be liquidating these alternative investments in an orderly process which began immediately after the announcement. Under the terms of the investment agreements, all of the funds require advance notice to redeem and withdraw our investment. These notices to redeem are required to be given from 30 to 60 days prior to the end of a quarter. There were no redemption fees required to be paid by us as a result of our negotiations to exit the funds. As a result of the liquidation process, our investment in alternative investments totaled $17.8 million as of December 31, 2002, which is expected to be completely liquidated in the first quarter of 2003.

On August 5, 2002 we announced that our Board of Directors approved the repurchase of up to $250.0 million of our common stock. Under the repurchase plan, we may buy back shares of our outstanding stock from time to time either on the open market or through privately negotiated transactions. On November 7, 2002 we announced that our Board of Directors approved the repurchase of an additional $150.0 million of our common stock and on November 21, 2002 we announced that the repurchase of an additional $100.0 million of our common stock was approved. The Board’s approvals bring the total approved repurchase to $500.0 million. As of

December 31, 2002, we had purchased and retired a total of 26.9 million shares at an aggregate cost of $393.5 million pursuant to the repurchase plan. All repurchases have been made in the open market without the use of any derivative instruments.

Our acquisitions of STAR, Logix, and Core Data are examples of our practice of using our stock to make acquisitions. Any future acquisitions may involve our issuance of stock. If we make additional acquisitions, we may incur acquisition, restructuring and write-off charges in connection with combining operations.

During the third quarter of 2002, we entered into agreements for the financing, construction and leasing of a new corporate headquarters in Memphis, Tennessee with an estimated total cost of $55.0 million. The agreements qualify for operating lease accounting treatment under Statement of Financial Accounting Standards 13, “Accounting For Leases,” and, as such, the related assets and obligations are not recorded on our balance sheet. The term of the lease is seven years. Upon the completion of construction, which is expected in the fourth quarter of 2003, rent payments will begin and will be expensed in our statements of income. The anticipated minimum lease payments under these agreements are not material to us. At the end of the lease term, we have options which include the renewal of the lease for five years and a fixed-price purchase option on the land and facility. We have guaranteed the residual value of the land and facility at the end of the lease term to the owner / lessor. Under this guarantee, we would be responsible for a decline in fair value during the lease term up to an estimated maximum amount of approximately $45.9 million if we do not exercise our option to acquire the land and facility at the end of the term of the lease. We also hold separate agreements with similar provisions on properties we currently occupy in Wilmington, Delaware and Marietta, Georgia. At their inception, the combined total cost financed under these agreements was approximately $35.0 million and the combined residual guarantees totaled approximately $29.3 million. Based on current market conditions, we do not expect to be required to make payments under these residual value guarantees.

We are currently evaluating the provisions of the Financial Accounting Standards Board Interpretation 46, “Consolidation of Variable Interest Entities,” which will be applicable to the Memphis, Tennessee, Wilmington, Delaware, and Marietta, Georgia leases beginning July 1, 2003.

The following table lists our contractual obligations due by period for long-term debt, operating leases, software licenses, and other contractual agreements with initial or remaining terms in excess of one year at December 31, 2002 (in millions):

	2003	2004–2005	2006–2007	Thereafter	Total
FHLB advances	$58,940	$18,124	$3,968	$117,000	$198,032
Operating leases	10,101	16,699	10,958	12,008	49,766
Software licenses	2,228	2,941	348	—	5,517
Other commitments	3,582	5,519	1,900	—	11,001

Total	$74,851	$43,283	$17,174	$129,008	$264,316

We believe that our cash and cash equivalents, securities, available credit (unused lines of credit with the FHLB and unsecured lines of credit with financial institutions), and cash generated from operations are adequate to meet our capital and operating needs. Concord EFS National Bank, our wholly owned financial institution subsidiary, exceeded all required regulatory capital ratios as of December 31, 2002.

We have a number of significant customer contracts in our Network Services segment that by their terms terminate on December 31, 2004. We are actively pursuing the renewal of these customer contracts; however, there is no assurance that they will be renewed. If some or all of these contracts are renewed, there may be material expenditures associated with the renewals.

Effects of Inflation

Our assets are primarily monetary, consisting of cash, assets convertible into cash, securities, and receivables. Because of their liquidity, these assets are not significantly affected by inflation; however, earnings and asset values are impacted by the interest rate environment. We believe that anticipated replacement costs of software, facilities, and equipment will not materially affect operations. However, the rate of inflation affects our expenses, such as those for employee compensation and telecommunications, which may not be readily recoverable in the price of our services.

Quantitative and Qualitative Disclosures About Market Risk

The securities we hold are subject to risk resulting from interest rate fluctuations to the extent that there is a difference between the amount of our interest-bearing assets and the amount of interest-bearing liabilities that are prepaid, mature, or reprice in specific periods. The impact of interest rate fluctuations on securities available for sale is reflected in accumulated other comprehensive income (loss) in our financial statements. This risk is mitigated by the fact that as of December 31, 2002, approximately 80.9% of the market value of securities owned was funded through equity rather than debt. The principal objective of our asset/liability activities is to provide maximum levels of net interest income while maintaining acceptable levels of interest rate and liquidity risk and facilitating our funding needs. We use an interest rate sensitivity model as the primary quantitative tool in measuring the amount of interest rate risk that is present at the end of each month.

The following table provides comparative information about our financial instruments that are sensitive to changes in interest rates. This table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For December 31, 2002 we assumed all interest sensitive loans and deposits are to mature in 2003 due to our intention to sell these assets and liabilities in 2003. In addition, the fair value of loans and deposits for December 31, 2002 are based on quoted bids for those assets and liabilities in connection with their sale. In accordance with our planned liquidation of alternative investments in 2003, the carrying amount of $17.8 million reported in the balance sheet approximates the fair value of those assets. Additionally, we have assumed our securities are similar enough to aggregate them for presentation purposes. If tax-equivalent yields of municipal securities had been used, the weighted-average interest rates would have been higher.

	Expected Maturity Date
December 31, 2002	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	(in millions)
Assets:
Securities available for sale	$11.9	$17.8	$17.7	$26.8	$10.5	$1,005.0	$1,089.7	$1,108.3
Average interest rate	4.6%	3.8%	3.6%	4.0%	5.3%	6.1%

Loans	$6.1	—	—	—	—	—	$6.1	$5.4
Average interest rate	6.6%	—	—	—	—	—

Liabilities:
Deposits	$78.1	—	—	—	—	—	$78.1	$79.3
Average interest rate	2.8%	—	—	—	—	—

FHLB advances	$58.9	$11.0	$7.1	$2.4	$1.6	$117.0	$198.0	$215.1
Average interest rate	2.9%	3.8%	3.8%	3.5%	3.3%	5.3%

December 31, 2001	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
	(in millions)
Assets:
Securities available for sale	$19.0	$23.7	$18.0	$7.2	$65.3	$1,130.6	$1,263.8	$1,210.8
Average interest rate	6.0%	5.5%	6.1%	4.9%	5.0%	6.3%

Loans	$9.1	$0.1	$4.9	$3.4	$4.1	$69.2	$90.8	$93.1
Average interest rate	5.3%	7.3%	6.1%	9.0%	8.6%	7.7%

Liabilities:
Deposits	$145.2	$10.0	$4.1	$1.8	$1.9	—	$163.0	$164.1
Average interest rate	2.6%	5.8%	5.0%	6.8%	5.1%	—

FHLB advances	—	$10.0	—	—	$2.7	$106.8	$119.5	$149.0
Average interest rate	—	5.6%	—	—	5.2%	5.5%

CONCORD EFS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31
	2002	2001
	(in thousands)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$471,825	$682,906
Securities available for sale	985,400	1,121,494
Alternative investments	17,844	—
Accounts receivable, net	129,983	105,152
Settlement receivables, net	24,958	29,344
Inventories	19,983	20,971
Prepaid expenses and other current assets	30,789	34,346
Deferred income taxes	5,569	13,054

TOTAL CURRENT ASSETS	1,686,351	2,007,267
Securities available for sale	139,092	107,311
Loans, net	6,125	89,038
Property and equipment, net	338,558	267,451
Goodwill, net	265,460	158,632
Other intangible assets, net	57,073	85,712
Other assets	35,781	14,034

TOTAL ASSETS	$2,528,440	$2,729,445

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and other liabilities	$25,252	$21,879
Settlement payables	165,349	466,910
Deposits	78,133	162,972
Accrued liabilities	42,889	29,837
Accrued restructuring charges	10,728	5,315
Income taxes payable	16,527	1,438
Current maturities of long-term debt	58,940	—

TOTAL CURRENT LIABILITIES	397,818	688,351
Long-term debt	139,092	119,458
Deferred income taxes	62,343	55,437
Other liabilities	7,962	4,202

TOTAL LIABILITIES	607,215	867,448

Commitments and contingent liabilities	—	—
Minority interest in subsidiary	5,063	3,410

STOCKHOLDERS’ EQUITY
Common stock, $0.33 1/3 par value; authorized 1,500,000 shares, issued and outstanding 486,461 at December 31, 2002 and 508,055 at December 31, 2001	162,154	169,352
Additional paid-in capital	986,416	852,169
Retained earnings	756,605	840,350
Accumulated other comprehensive income (loss)	10,987	(3,284)

TOTAL STOCKHOLDERS’ EQUITY	1,916,162	1,858,587

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,528,440	$2,729,445

See Notes to Consolidated Financial Statements.

CONCORD EFS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31
	2002	2001	2000
	(in thousands, except per share data)
Revenue	$1,966,628	$1,579,944	$1,319,650
Cost of operations	1,366,545	1,080,372	924,699
Selling, general and administrative expenses	123,867	91,105	91,995
Acquisition, restructuring and write-off charges	77,486	125,362	11,691
Litigation settlement charges	8,761	—	—

OPERATING INCOME	389,969	283,105	291,265
Other income and expense:
Investment income	77,387	70,668	48,182
Interest expense	11,642	13,074	10,939
Other income, net	9,163	4,191	2,235

INCOME BEFORE TAXES AND MINORITY INTEREST	464,877	344,890	330,743
Income taxes	163,129	127,958	120,220

INCOME BEFORE MINORITY INTEREST	301,748	216,932	210,523
Minority interest in net income of subsidiary	910	526	597

NET INCOME	$300,838	$216,406	$209,926

PER SHARE DATA:
Basic earnings per share	$0.59	$0.44	$0.44

Diluted earnings per share	$0.57	$0.42	$0.42

AVERAGE SHARES OUTSTANDING:
Basic shares	507,278	494,747	478,358

Diluted shares	524,676	516,958	495,993

See Notes to Consolidated Financial Statements.

CONCORD EFS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
	(in thousands)
BALANCE AT DECEMBER 31, 1999	477,158	$159,052	$294,439	$414,462	$(12,532)	$855,421
Exercise of stock options	5,586	1,862	25,031	—	—	26,893
Tax benefit of nonqualifying stock option exercises	—	—	27,955	—	—	27,955
Stock issued for purchase acquisition	169	56	1,668	—	—	1,724
Activity by pooled subsidiaries	—	—	—	(444)	—	(444)
Net income	—	—	—	209,926	—	209,926
Change in net unrealized gain (loss) on securities available for sale, net of tax of $5,536	—	—	—	—	11,056	11,056

Comprehensive income						220,982

BALANCE AT DECEMBER 31, 2000	482,913	160,970	349,093	623,944	(1,476)	1,132,531
Exercise of stock options	7,384	2,462	35,537	—	—	37,999
Offering of common stock	17,758	5,920	414,710	—	—	420,630
Tax benefit of nonqualifying stock option exercises	—	—	52,829	—	—	52,829
Net income	—	—	—	216,406	—	216,406
Change in net unrealized gain (loss) on securities available for sale, net of tax of $974	—	—	—	—	(1,808)	(1,808)

Comprehensive income						214,598

BALANCE AT DECEMBER 31, 2001	508,055	169,352	852,169	840,350	(3,284)	1,858,587
Exercise of stock options	2,400	800	22,936	—	—	23,736
Tax benefit of nonqualifying stock option exercises	—	—	14,234	—	—	14,234
Stock issued for purchase acquisitions	2,886	962	92,830	—	—	93,792
Stock option modification charges	—	—	4,990	—	—	4,990
Stock repurchased and retired	(26,880)	(8,960)	—	(384,588)	—	(393,548)
Other	—	—	(743)	5	—	(738)
Net income	—	—	—	300,838	—	300,838
Change in net unrealized gain (loss) on securities available for sale, net of tax of $7,673	—	—	—	—	14,271	14,271

Comprehensive income						315,109

BALANCE AT DECEMBER 31, 2002	486,461	$162,154	$986,416	$756,605	$10,987	$1,916,162

See Notes to Consolidated Financial Statements.

CONCORD EFS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2002	2001	2000
	(in thousands)
OPERATING ACTIVITIES
Net income	$300,838	$216,406	$209,926
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest in subsidiary	910	526	597
Provision for losses on accounts receivable and loans	187	1,964	5,039
Depreciation and amortization	85,903	94,091	96,615
Deferred income taxes	11,381	18,356	13,610
Net realized gain on sales of securities available for sale	(3,962)	(3,615)	(2,333)
Restructuring charges	38,339	20,825	—
Changes in operating assets and liabilities:
Settlement receivables and payables, net	(297,175)	317,250	117,762
Accounts receivable	(23,590)	(17,869)	(13,914)
Inventories	1,222	(5,884)	2,989
Prepaid expenses and other assets	(14,622)	(12,203)	(9,577)
Accounts payable and other liabilities	26,597	32,131	(10,172)
Other, net	392	(116)	(5,995)

NET CASH PROVIDED BY OPERATING ACTIVITIES	126,420	661,862	404,547
INVESTING ACTIVITIES
Acquisition of securities available for sale	(867,983)	(1,343,032)	(308,157)
Proceeds from sales of securities available for sale	763,068	598,389	106,771
Proceeds from maturity of securities available for sale	232,453	170,163	29,889
Acquisition of alternative investments	(195,546)	—	—
Proceeds from liquidation of alternative investments	180,135	—	—
Purchases of loans	(17,716)	(36,089)	(48,324)
Proceeds from sales of loans	58,056	—	—
Other net change in loans	44,133	24,980	(69)
Acquisition of property and equipment	(132,153)	(136,865)	(87,113)
Purchase of merchant contracts	(3,219)	(30,157)	(30,640)
Business acquisitions, net	(20,088)	(19,700)	—
Other investing activity	(2,284)	(5,807)	(2,899)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	38,856	(778,118)	(340,542)
FINANCING ACTIVITIES
Net increase (decrease) in deposits	(84,839)	37,138	25,359
Proceeds from borrowings	183,200	21,000	42,000
Payments on borrowings	(104,626)	(14,579)	(22,326)
Purchase and retirement of common stock	(393,548)	—	—
Proceeds from exercise of stock options	23,736	37,999	26,893
Proceeds from offering of common stock	—	420,630	—
Payments on leases payable	(280)	(1,409)	(2,874)
Activity by pooled subsidiaries	—	—	(3,345)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(376,357)	500,779	65,707

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(211,081)	384,523	129,712
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	682,906	298,383	168,671

CASH AND CASH EQUIVALENTS AT END OF YEAR	$471,825	$682,906	$298,383

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$11,626	$12,943	$10,698

Income taxes paid	$125,232	$64,781	$96,419

See Notes to Consolidated Financial Statements.

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note A—Significant Accounting Policies

Nature of Operations: Concord EFS, Inc. (Concord), a leading electronic transaction processor, provides the technology and network systems that make payments and other financial transactions faster, more efficient, and more secure than paper-based alternatives. As a vertically integrated service provider, Concord acquires, routes, authorizes, captures, and settles virtually all types of electronic payment and deposit access transactions for financial institutions and merchants nationwide. Concord’s primary activities consist of Network Services, which provides automated teller machine (ATM) processing, debit card processing, deposit risk management, and coast-to-coast debit network access principally for financial institutions, and Payment Services, which provides point of sale (POS) processing, settlement, and related services, with specialized systems focusing on supermarkets, major retailers, gas stations, convenience stores, restaurants, and trucking companies.

Principles of Consolidation: The consolidated financial statements include the accounts of Concord and its subsidiaries after elimination of all material intercompany balances and transactions.

Business Combinations: Concord adopted Statement of Financial Accounting Standards 141, “Business Combinations,” effective July 1, 2001. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001.

The consolidated financial statements have been restated for all transactions accounted for as poolings of interests prior to July 1, 2001 to combine the financial position, results of operations, and cash flows of the respective companies for all periods presented. Transactions accounted for under the purchase method of accounting reflect the net assets of the acquired company at fair value on the date of acquisition, and the excess of the purchase price over fair value of the assets is recorded as goodwill. The results of operations of the purchased company are included in the consolidated results since the date of acquisition.

Stock issued in a purchase transaction is valued at an average closing price of Concord’s stock for a period of a few days surrounding the announcement date of the purchase in accordance with EITF 99-12.

Use of Estimates: The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note A—Significant Accounting Policies, continued

Revenue Recognition: Revenue from credit card and other transaction processing activities is recorded when the service is provided. Network Services revenue is recorded gross of network fees and net of interchange fees. Payment Services revenue is recorded gross of network and interchange fees. For both Network Services and Payment Services network fees represent amounts charged to Concord by the card associations and debit networks and billed to its clients. In accordance with EITF 01-14, as discussed below, Concord recognizes these amounts as both a component of revenue and expense in its financial statements. Network Services interchange fees represent amounts paid to Concord from the card associations as the card issuer processor and subsequently paid by Concord to the card issuer. In accordance with EITF 02-16, as discussed below, Network Services revenue excludes this interchange fee. In contrast, Payment Services interchange fees are collected from Concord’s merchant clients, not the card association or network vendor, and as a result is reported as both a component of revenue and expense. Payment Services interchange fees amounted to $822.1 million, $590.0 million, and $478.6 million for the years ended December 31, 2002, 2001, and 2000, respectively.

In January 2003 the FASB’s Emerging Issues Task Force reached a consensus on Issue 02-16, “Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor” (EITF 02-16). EITF 02-16 provides guidance on how a customer should account for cash consideration received from a vendor. The transition provisions apply prospectively to arrangements entered into or modified subsequent to December 31, 2002 and would require all amounts received from vendors to be accounted for as a reduction of the cost of the products or services purchased unless certain criteria are met. Concord has elected to early adopt the provisions of EITF 02-16 for the fourth quarter of 2002.

The application of EITF 02-16 results in a change in presentation of interchange fees received by Concord from card associations relating to signature debit card transactions processed by its Network Services segment. The interchange fee received reimburses Concord for similar amounts paid to signature debit card issuing financial institutions processed by its Network Services segment. These amounts received are now presented as a reduction of segment cost of operations, which offset the amounts paid. Prior to the adoption of EITF 02-16, interchange received on signature debit card transactions was included in segment revenue. Prior annual and interim periods presented herein have been reclassified to conform to this change. Interchange excluded from revenue and decreasing cost of operations for 2002 is $207.8 million. The amount of interchange which decreases previously reported segment revenue and cost of operations by equal amounts was $123.4 million and $85.3 million for the years ended December 31, 2001 and 2000, respectively. The adoption of EITF 02-16 had no effect on reported operating income, net income or cash flows for any annual or quarterly periods presented.

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note A—Significant Accounting Policies, continued

Revenue Recognition, continued: In January 2002 the EITF reached a consensus on Issue 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred” (EITF 01-14). EITF 01-14 concluded that reimbursements received for out-of-pocket expenses incurred should be characterized as revenue in the income statement. Concord adopted EITF 01-14 effective January 1, 2002. The adoption of EITF 01-14 had no material effect on Concord, as substantially all reimbursements governed by EITF 01-14 were previously reported in revenue. These expenses (primarily certain telecommunications expenses and network fees) are billed to the customer separately or as part of a bundled rate including other Concord services.

Revenue from service contracts and product sales is recognized when the service is provided or the equipment is shipped. Service contracts and related sales include all revenue under system service contracts, including revenue from sales of terminal hardware when the contract includes such sales.

Revenue from most Payment Services customers is collected daily from settlement funds due to Concord’s merchants or through an automated debit to the customer’s account in the next month. Transaction revenue from Network Services customers is recorded as a receivable at month end and collected through a debit to the customer’s account during the next month. In addition, Concord records an account receivable when revenue is recognized from sales of POS equipment to Payment Services customers.

Accounts and Settlement Receivables: Concord may incur losses from cardholder disputes in the case of merchant insolvency or bankruptcy for the full amount of the cardholder transaction. Based on historical losses, Concord believes its allowance for doubtful accounts is adequate. The allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. Losses are charged against the allowance when management confirms that a receivable balance is uncollectible. Subsequent recoveries, if any, are credited to the allowance.

Cash Equivalents: Concord considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist primarily of federal funds sold through Concord’s financial institution subsidiary and money market funds that invest in commercial paper, repurchase agreements, and instruments of domestic and foreign banks and other financial institutions.

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note A—Significant Accounting Policies, continued

Securities Available for Sale: Management determines the appropriate classification of debt securities at the time of purchase and evaluates such designation as of each balance sheet date. Securities available for sale are stated at fair value, with the unrealized gains and losses, net of tax, reported as a component of accumulated other comprehensive income (loss) in stockholders’ equity.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity or, in the case of mortgage-backed securities, over the estimated life of the security. Such amortization, interest, and dividends are included in investment income. The cost of securities sold is based on the specific identification method.

Alternative Investments: Concord’s alternative investments, including hedge fund-of-funds, are accounted for under the equity method of accounting with realized and unrealized gains and losses reflected in investment income for each reporting period.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventories consist primarily of POS terminals. Concord periodically reviews its inventories for obsolescence and slow-moving items.

Loans: A substantial portion of the loan portfolio is represented by mortgage loans in Memphis, Tennessee and the surrounding communities purchased through Concord’s financial institution subsidiary, EFS National Bank (n/k/a Concord EFS National Bank). The ability of Concord’s debtors to honor their contracts is dependent upon the real estate and general economic conditions of this area.

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

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note A—Significant Accounting Policies, continued

Loans, continued: Loans held for sale are carried at net realizable value as measured by quoted market prices or fair value of collateral less estimated selling costs.

Property and Equipment: Property and equipment are stated at cost. Costs associated with internally developed software are capitalized once technological feasibility of the software has been established. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Goodwill and Other Intangible Assets: Goodwill and other intangible assets are stated at cost. Concord adopted Statement of Financial Accounting Standards 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives and requires that these assets be reviewed for impairment at least annually. Intangible assets with finite useful lives will continue to be amortized over their estimated useful lives. Information concerning the adoption of SFAS 142 is contained in Note G to these consolidated financial statements. Prior to the adoption of SFAS 142, amortization was computed using the straight-line method over an estimated useful life of 10 to 25 years for goodwill. The amortization of intangibles other than purchased merchant contracts, such as customer lists and trade names, is computed using the straight-line method over an estimated useful life of 5 to 15 years.

For 2001 and 2000 purchased merchant contracts were amortized using the straight-line method over 6 years, and the estimated life for purchased merchant contracts was evaluated annually based on attrition experience on an overall portfolio basis. Effective January 1, 2002, individual purchased merchant contracts were written off (included in acquisition, restructuring and write-off charges) if the merchant had terminated its processing relationship. In 2002 the remaining contracts were amortized using the straight-line method over 9 years, and individual contracts were expensed (included in cost of operations) at the termination of the merchant processing relationship.

Other Assets: Other assets include $29.9 million, net of accumulated amortization, for capitalized payments made to customers, which are amortized over the life of the customer contract and are recoverable on a pro-rata basis upon early termination. These payments generally defray customer costs to convert to Concord’s systems.

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note A—Significant Accounting Policies, continued

Impairment of Long-Lived Assets: In accordance with Statement of Financial Accounting Standards 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” effective January 1, 2002, and its predecessor SFAS 121 prior thereto, long-lived assets are reviewed for impairment on an annual basis and whenever events indicate that their carrying amount may not be recoverable. In such reviews, estimated undiscounted future cash flows associated with these assets or operations are compared with their carrying value to determine if a write-down to fair value, normally measured by discounting estimated future cash flows, is required.

Income Taxes: Concord accounts for income taxes using the liability method.

Stock-Based Compensation: Concord grants options to employees and directors for a fixed number of shares with an exercise price equal to the fair value of the shares at the date of the grant. These stock option grants are accounted for in accordance with Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees;” accordingly, Concord recognizes no compensation expense for the stock option grants.

The following table presents information regarding Concord’s use of the intrinsic value method under APB 25 of accounting for stock-based compensation and states pro forma net income and earnings per share, as required by SFAS 123, “Accounting for Stock-Based Compensation,” as if Concord had accounted for its stock options under the fair value method of that statement for the years ended December 31 (in thousands, except per share data):

	2002	2001	2000
Net income as reported	$300,838	$216,406	$209,926
Basic earnings per share as reported	$0.59	$0.44	$0.44
Diluted earnings per share as reported	$0.57	$0.42	$0.42
Stock-based compensation cost, net of tax, included in the determination of net income as reported	$4,990	—	—
Stock-based compensation cost, net of tax, that would have been included in the determination of net income if the fair value method had been applied to all stock option grants	$41,333	$28,774	$25,473
Pro forma net income	$259,505	$187,632	$184,453
Pro forma basic earnings per share	$0.51	$0.38	$0.39
Pro forma diluted earnings per share	$0.49	$0.36	$0.37

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note A—Significant Accounting Policies, continued

Recent Pronouncements: In July 2002 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue 94-3. The principal difference between SFAS 146 and Issue 94-3 relates to SFAS 146’s requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as generally defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. The FASB concluded in SFAS 146 that an entity’s commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, SFAS 146 eliminates the definition and requirements for recognition of exit costs in Issue 94-3. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement may affect the timing of the recognition of exit costs, if any, in future periods.

In October 2002 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 147, “Acquisitions of Certain Financial Institutions.” SFAS 147 addresses the financial accounting and reporting for the acquisition of all or part of a financial institution and is effective for any such activities initiated after October 1, 2002. The adoption of this statement is not anticipated to have a material effect on Concord’s financial statements.

In November 2002 the Financial Accounting Standards Board issued FASB Interpretation 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 elaborates on the disclosures that must be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002, and its recognition requirements are applicable for guarantees issued or modified after December 31, 2002. The adoption of this interpretation is not anticipated to have a material effect on Concord’s financial statements.

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note A—Significant Accounting Policies, continued

Recent Pronouncements, continued: In December 2002 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS 148 amends SFAS 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition to SFAS 123’s fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 and APB 28, “Interim Financial Reporting,” to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS 148 does not amend SFAS 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS 123 or the intrinsic value method of APB 25. Concord intends to continue to account for stock options under the provisions of APB 25.

In January 2003 the Financial Accounting Standards Board issued FASB Interpretation 46, “Consolidation of Variable Interest Entities.” In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003 regardless of when the variable interest entity was established. Concord is currently evaluating the provisions of FIN 46.

Reclassification: Certain 2001 and 2000 amounts have been reclassified to conform to the 2002 presentation. These reclassifications include an increase in noncurrent assets of securities available for sale representing pledged securities on long-term debt and a corresponding decrease in current assets of securities available for sale. Net realized gain on sales of securities available for sale has been reclassified from revenue and cost of operations to other income. Other income also includes gain on sale of a subsidiary reclassified from selling, general and administrative expenses. In addition, revenue and cost of operations have been reclassified by equal amounts to reflect the early adoption of EITF 02-16 as described previously in this Note A.

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note B—Business Combinations and Acquisition, Restructuring and Write-Off Charges

On May 17, 2002 Concord acquired Core Data Resources, Inc. (n/k/a Concord Processing, LP), an electronic transaction processor. Core Data’s ATM processing services are designed specifically for retailers and independent sales organizations and complement Concord’s existing ATM driving and monitoring services. The acquisition, for which Concord issued approximately 2.0 million shares of its common stock valued at $64.9 million, was accounted for as a purchase transaction and is immaterial to Concord’s results of operations. The allocation of the purchase price was based on a valuation study completed in the fourth quarter of 2002.

On March 1, 2002 Concord acquired The Logix Companies, LLC, an electronic transaction processor. Logix technology supplies new features to Concord’s check conversion and risk management services, and the Logix ATM driving business primarily serves independent sales organizations. The acquisition, for which Concord issued approximately 0.9 million shares of its common stock valued at $28.8 million and paid approximately $6.3 million in cash, was accounted for as a purchase transaction and is immaterial to Concord’s results of operations. The allocation of the purchase price was based on a valuation study completed in the fourth quarter of 2002.

On January 1, 2002 Concord acquired H & F Services, Inc., an independent sales organization, for $8.9 million in cash. Prior to the acquisition, Concord had purchased merchant contracts from H & F Services. The acquisition was intended to establish control over this sales channel with product, pricing, compensation, and productivity initiatives. The acquisition was accounted for as a purchase transaction and is immaterial to Concord’s financial statements. The H & F Services stock purchase agreement contains deferred purchase price payments through 2007 subject to the terms and conditions contained therein. As of December 31, 2002, the deferred payments amounted to $3.9 million.

The following table presents the aggregate purchase price, assets, liabilities, and goodwill relating to Concord’s 2002 acquisitions (in thousands):

Purchase price	$112,080
Cash	(10,179)
Other current assets	(8,365)
Property and equipment, net	(19,434)
Other intangible assets, net	(7,060)
Other assets	(805)
Current liabilities	26,237
Restructuring related liabilities	13,236
Other liabilities	1,118

Goodwill	$106,828

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note B—Business Combinations and Acquisition, Restructuring and Write-Off Charges, continued

Concord owns a majority interest in Primary Payment Systems, Inc., a deposit risk management company. In April 2001 Concord increased its ownership position in Primary Payment Systems to 85.5% through the purchase of newly issued shares, which largely funded Primary Payment Systems’ acquisition of Wally Industries, Inc. d/b/a WJM Technologies. The acquisition of WJM, for which Primary Payment Systems paid approximately $20.0 million, was accounted for as a purchase transaction and is immaterial to Concord’s financial statements.

On February 1, 2001 Concord acquired Star Systems, Inc. (STARSM), a debit network. The acquisition was accounted for as a pooling-of-interests transaction in which Concord issued approximately 48.0 million shares of its common stock.

On August 21, 2000 Concord acquired Cash Station, Inc. (Cash Station®), a debit network. The acquisition was accounted for as a pooling-of-interests transaction in which Concord issued approximately 5.0 million shares of its common stock.

On February 7, 2000 Concord acquired Virtual Cyber Systems, Inc. (n/k/a Concord Emerging Technologies, Inc.), an Internet software development company. The acquisition of Virtual Cyber Systems, for which Concord issued approximately 0.1 million shares of its common stock and paid approximately $0.4 million in cash, was accounted for as a purchase transaction and is immaterial to Concord’s financial statements.

On January 31, 2000 Concord acquired National Payment Systems Inc. d/b/a Card Payment Systems, a reseller of payment processing services. The acquisition was accounted for as a pooling-of-interests transaction in which Concord issued approximately 12.5 million shares of its common stock. Card Payment Systems is now doing business as Concord Payment Systems.

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note B—Business Combinations and Acquisition, Restructuring and Write-Off Charges, continued

The following table presents selected financial information split among Concord, Card Payment Systems, Cash Station, and STAR for the years ended December 31 (in thousands, except per share data):

	2002	2001	2000
Revenue:
Concord	$1,966,628	$1,565,072	$1,128,403
Card Payment Systems (1)	—	—	4,047
Cash Station (2)	—	—	9,494
STAR (3)	—	15,396	184,866
Intercompany eliminations (4)	—	(524)	(7,160)

Combined revenue	$1,966,628	$1,579,944	$1,319,650

Net income:
Concord	$300,838	$213,478	$186,009
Card Payment Systems (1)	—	—	650
Cash Station (2)	—	—	816
STAR (3)	—	2,928	22,451

Combined net income	$300,838	$216,406	$209,926

Basic earnings per share combined	$0.59	$0.44	$0.44

Diluted earnings per share combined	$0.57	$0.42	$0.42

(1)	The 2000 amounts reflect the results of Card Payment Systems operations from January 1, 2000 through January 31, 2000 (unaudited). The Card Payment Systems results of operations from February 1, 2000 are included in Concord amounts.
(2)	The 2000 amounts reflect the results of Cash Station operations from January 1, 2000 through June 30, 2000 (unaudited). Results of operations from July 1, 2000 are included in Concord amounts.
(3)	The 2001 amounts reflect the results of STAR operations from January 1, 2001 through January 31, 2001. Results of operations from February 1, 2001 are included in Concord amounts. The 2000 amounts reflect the results of STAR operations from January 1, 2000 through December 31, 2000.
(4)	All material activity between Concord and STAR has been eliminated.

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note B—Business Combinations and Acquisition, Restructuring and Write-Off Charges, continued

During the second quarter, management approved a plan in conjunction with the Core Data acquisition and continued consolidation initiatives to improve overall operating efficiencies. Acquisition, restructuring and write-off charges relating to the second quarter 2002 plan were $28.3 million ($18.4 million, net of taxes). The charge consisted of $16.8 million for contract terminations, $3.4 million for exiting a non-strategic business, $1.0 million for closing and consolidating certain facilities, and $0.7 million for compensation and severance. In addition, the charge included stock compensation charges of $4.8 million related to the modification of stock options of terminated employees and asset impairment charges of $1.6 million recorded as an adjustment to the write-off of non-performing purchased merchant contracts. In connection with the plan, Concord expects to eliminate 24 positions, 9 of which were eliminated as of December 31, 2002. Compensation and severance costs paid and charged against the restructuring charge accrual were $0.2 million through December 31, 2002. As of December 31, 2002, $3.9 million of the charges were accrued but unpaid. Concord expects to complete the plan by June 30, 2003.

The following table presents a summary of activity through December 31, 2002 related to the second quarter 2002 restructuring charge accrual (in thousands):

Acquisition, restructuring and write-off charges	$29,006
Changes in estimate	(712)
Cash outlays	(17,882)
Non-cash writedowns and charges—asset impairment	(1,691)
Non-cash writedowns and charges—other	(4,845)

Balance, December 31, 2002	$3,876

The following table presents a summary of the remaining components related to the second quarter 2002 restructuring charge accrual (in thousands):

Non-strategic business closures	$1,923
Facility closings and consolidations	796
Contract terminations	613
Compensation and severance	544

Balance, December 31, 2002	$3,876

In addition, Concord accrued $8.0 million as an adjustment to goodwill for contract terminations, which has been paid as of December 31, 2002.

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note B—Business Combinations and Acquisition, Restructuring and Write-Off Charges, continued

During the first quarter, management approved a corporate consolidation plan initiated to continue improvements in overall operating efficiency and integrate recent acquisitions. Acquisition, restructuring and write-off charges relating to the first quarter 2002 plan were $46.7 million ($30.1 million, net of taxes). The charge consisted of $6.7 million for closing and consolidating certain facilities, $5.9 million for compensation and severance, and $3.7 million for exiting non-strategic businesses. In addition, asset impairment charges of $22.5 million ($0.03 basic and diluted earnings per share) were incurred for the write-off of non-performing purchased merchant contracts identified in the first quarter and $7.9 million was incurred for the write-off of capitalized software and computer and communications equipment no longer in use. In connection with the plan, Concord expects to eliminate approximately 165 positions, 159 of which were eliminated as of December 31, 2002. Compensation and severance costs paid and charged against the restructuring charge accrual were $4.2 million through December 31, 2002. As of December 31, 2002, $6.9 million of the charges were accrued but unpaid. Concord expects to complete the consolidation plan by March 31, 2003.

The following table presents a summary of activity through December 31, 2002 related to the first quarter 2002 restructuring charge accrual (in thousands):

Acquisition, restructuring and write-off charges	$47,500
Changes in estimate	(815)
Cash outlays	(8,059)
Non-cash writedowns and charges—asset impairment	(31,774)

Balance, December 31, 2002	$6,852

The following table presents a summary of the remaining components related to the first quarter 2002 restructuring charge accrual (in thousands):

Facility closings and consolidations	$4,228
Compensation and severance	1,749
Non-strategic business closures	875

Balance, December 31, 2002	$6,852

In addition, Concord accrued $5.3 million as an adjustment to goodwill which consisted primarily of compensation and severance costs and contract terminations. As of December 31, 2002, $1.8 million of these costs were accrued but unpaid. This liability is included in accrued liabilities in the consolidated balance sheets.

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note B—Business Combinations and Acquisition, Restructuring and Write-Off Charges, continued

Acquisition, restructuring and write-off charges were $125.4 million ($86.4 million, net of taxes) for the three months ended March 31, 2001. The charges were a result of a company-wide consolidation plan to address areas of operating redundancies created through acquisitions. The plan included consolidation of data centers and other facilities to eliminate redundancies, the reassignment or termination of certain employees timed to coincide with the integration of redundant processing platforms, and the functional integration of the STAR organization into Concord. The charges consisted of $63.9 million for combining various processing platforms, $16.0 million for the consolidation of duplicate products and internal systems, $15.6 million for advisory, legal, and accounting fees, $19.1 million for the termination of certain data center services contracts, $9.8 million for compensation and severance costs, and $1.0 million for other expenses. In connection with the consolidation plan, Concord expected to eliminate approximately 250 positions, all of which were eliminated as of March 31, 2002. Compensation and severance costs paid and charged against the restructuring charge accrual were $9.8 million through March 31, 2002. As of December 31, 2002, the consolidation activities were completed, and there was no remaining balance related to the 2001 restructuring charge accrual.

The following table presents a summary of fiscal year 2002 activity through December 31, 2002 related to the 2001 restructuring charge accrual (in thousands):

Balance, December 31, 2001	$5,315
Changes in estimate	2,507
Cash outlays	(7,793)
Non-cash writedowns and charges—asset impairment	(29)

Balance, December 31, 2002	$—

In 2002 additional charges of $2.5 million were recorded relating to combining various processing platforms in connection with the 2001 consolidation plan.

Acquisition, restructuring and write-off charges were $11.7 million ($8.2 million, net of taxes) for the year ended December 31, 2000. The expenses and charges consisted of advisory, legal, and accounting fees incurred in the acquisitions of Card Payment Systems and Cash Station and severance and network de-conversion costs incurred in connection with the acquisition of Cash Station. As of December 31, 2001, there was no remaining balance related to the 2000 restructuring charge accrual.

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note C—Accounts Receivable, Net and Settlement Receivables, Net

Accounts receivable, net, consisted of the following at December 31 (in thousands):

	2002	2001
Network accounts receivable	$60,630	$52,282
Payment accounts receivable	67,964	49,629
Other accounts receivable	2,804	5,505

	131,398	107,416
Allowance for doubtful accounts	(1,415)	(2,264)

Accounts receivable, net	$129,983	$105,152

Settlement receivables, net, consisted of the following at December 31 (in thousands):

	2002	2001
VISA and MasterCard settlement receivables	$—	$2,279
Trucking companies settlement receivables	25,258	28,206

	25,258	30,485
Allowance for doubtful accounts	(300)	(1,141)

Settlement receivables, net	$24,958	$29,344

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note D—Securities Available for Sale

The following is a summary of securities available for sale (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2002
U.S. government and agency securities	$69,957	$42	$(1,207)	$68,792
Mortgage-backed securities	621,873	14,558	(51)	636,380
Corporate securities	144,049	995	(652)	144,392
Municipal securities	253,655	6,504	(1,392)	258,767

Total debt securities	1,089,534	22,099	(3,302)	1,108,331
Equity securities	17,759	—	(1,598)	16,161

Total securities available for sale	$1,107,293	$22,099	$(4,900)	$1,124,492

December 31, 2001
U.S. government and agency securities	$108,595	$381	$(910)	$108,066
Mortgage-backed securities	511,079	2,740	(2,067)	511,752
Corporate securities	272,960	3,893	(7,991)	268,862
Municipal securities	323,650	2,508	(4,015)	322,143

Total debt securities	1,216,284	9,522	(14,983)	1,210,823
Equity securities	17,574	408	—	17,982

Total securities available for sale	$1,233,858	$9,930	$(14,983)	$1,228,805

The scheduled maturities of debt securities were as follows at December 31, 2002 (in thousands):

	Amortized Cost	Fair Value
Due in one year or less	$11,944	$11,951
Due in one to five years	73,725	74,782
Due in five to ten years	144,892	147,399
Due after ten years	858,973	874,199

	$1,089,534	$1,108,331

Expected maturities on mortgage-backed securities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties. Securities carried at approximately $218.0 million at December 31, 2002 were pledged as collateral for the Federal Home Loan Bank (FHLB) advances.

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note E—Loans, Net

Loans, net, consisted of the following at December 31 (in thousands):

	2002	2001
Mortgage (1–4 family)	$2,551	$45,544
Small Business Administration	—	27,689
Construction and development	1,607	8,579
Commercial	1,716	8,542
Consumer	251	408

	6,125	90,762
Allowance for loan losses	—	(1,724)

Loans, net	$6,125	$89,038

As of December 31, 2002, all loans were held for sale.

Note F—Property and Equipment, Net

Property and equipment, net, consisted of the following at December 31 (in thousands):

	Useful Lives	2002	2001
Land	—	$4,064	$1,050
Buildings and improvements	40 years	16,972	16,615
Capitalized and purchased software	5 years	227,659	163,090
Computer facilities and equipment	3–5 years	249,110	225,146
Furniture and equipment	3–5 years	78,331	73,029
Leasehold improvements	2.5–10 years	18,871	16,845

		595,007	495,775
Accumulated depreciation		(256,449)	(228,324)

Property and equipment, net		$338,558	$267,451

Depreciation expense was $71.1 million, $63.1 million, and $61.4 million for the years ended December 31, 2002, 2001, and 2000, respectively.

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note G—Goodwill and Other Intangible Assets

Goodwill, net, consisted of the following at December 31 (in thousands):

	2002	2001
Goodwill	$329,882	$223,054
Accumulated amortization	(64,422)	(64,422)

Goodwill, net	$265,460	$158,632

Amortization expense related to goodwill was $0.0 million, $10.9 million, and $9.5 million for the years ended December 31, 2002, 2001, and 2000, respectively. Concord has performed the annual impairment test for goodwill as of December 31, 2002 and has determined that the carrying amount of goodwill is not impaired.

The following table presents changes to unamortized goodwill by Concord’s reporting units (in thousands):

	Network Services	Payment Services	Total
Balance, December 31, 2001	$124,982	$33,650	$158,632
Purchase business combinations	68,961	37,867	106,828

Balance, December 31, 2002	$193,943	$71,517	$265,460

The following table presents a reconciliation of net income adjusted to exclude amortization expense of goodwill (in thousands, except per share data):

	2002	2001	2000
Reported net income	$300,838	$216,406	$209,926
Goodwill amortization, net of tax	—	9,662	8,427

Adjusted net income	$300,838	$226,068	$218,353

Adjusted basic earnings per share	$0.59	$0.46	$0.46

Adjusted diluted earnings per share	$0.57	$0.44	$0.44

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note G—Goodwill and Other Intangible Assets, continued

Other intangible assets, net, consisted of the following at December 31 (in thousands):

	2002	2001
Purchased merchant contracts	$72,497	$121,010
Accumulated amortization	(28,536)	(43,993)

Purchased merchant contracts, net	43,961	77,017

Customer lists and trade names	40,781	33,674
Accumulated amortization	(27,669)	(24,979)

Customer lists and trade names, net	13,112	8,695

Other intangible assets, net	$57,073	$85,712

Total amortization expense related to other intangible assets was $14.8 million, $20.1 million, and $14.9 million for the years ended December 31, 2002, 2001, and 2000, respectively.

Amortization expense associated with purchased merchant contracts was $12.2 million, $17.7 million, and $12.7 million for the years ended December 31, 2002, 2001, and 2000, respectively.

Total expenses of $28.7 million were incurred for non-performing purchased merchant contracts for the year ended December 31, 2002, of which $24.1 million was recorded in acquisition, restructuring and write-off charges and $4.6 million was included in amortization expense.

Customer lists and trade names consist of contract rights including agreements not to compete and other values assigned to the assets. Based on valuation studies of acquired companies, $7.1 million was allocated to customer lists and trade names for the year ended December 31, 2002. Amortization expense associated with these assets was $2.6 million, $2.4 million, and $2.2 million for the years ended December 31, 2002, 2001, and 2000, respectively.

The following table presents Concord’s estimated amortization expense relating to other intangible assets as of December 31, 2002 for the periods indicated (in thousands):

2003	$9,613
2004	9,566
2005	9,564
2006	9,384
2007	8,111
Thereafter	10,835

$57,073

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note H—Investment Income and Other Income

Investment income for the year ended December 31, 2002 includes $2.4 million representing realized and unrealized gains from alternative investments. The remaining investment income represents interest income on securities available for sale and other investments of available cash.

Other income for the year ended December 31, 2002 includes $5.9 million representing the gain on sale of certain terminal hardware and related future rental payments. The remaining other income primarily represents net realized gain on sales of securities available for sale.

Note I—Commitments and Contingencies

Concord licenses a portion of its computer software under various non-cancelable agreements, which expire on various dates through 2006. Software license expense under these agreements totaled $6.6 million, $4.8 million, and $4.6 million for the years ended December 31, 2002, 2001, and 2000, respectively.

Concord rents facilities under non-cancelable operating leases expiring at various dates through 2011. Rental expense for operating leases amounted to $8.7 million, $8.2 million, and $8.0 million for the years ended December 31, 2002, 2001, and 2000, respectively.

Concord has entered into operating lease agreements for facilities in Maitland, Florida, Wilmington, Delaware, Marietta, Georgia, and Memphis, Tennessee that include renewal options. The lease for offices and the data processing center in Maitland, Florida expires in August 2011 with an option to renew for three additional five-year terms. The minimum lease payments under this lease are not material to Concord.

The Wilmington, Marietta, and Memphis leases qualify for operating lease accounting treatment under Statement of Financial Accounting Standards 13, “Accounting For Leases,” and, as such, the related assets and obligations are not recorded on Concord’s balance sheet. None of the minimum lease payments under these leases is material to Concord. The following table summarizes certain aspects of these leases:

Property Location	Lease Expiration	Renewal Option at Expiration	Value Guaranteed at Expiration	Total Cost Financed
Wilmington, DE	May 2005	Two five-year terms	$12.3 million	$15.0 million
Marietta, GA	November 2005	Two five-year terms	$17.0 million	$20.0 million
Memphis, TN	July 2009	One five-year term	$45.9 million	$55.0 million

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note I—Commitments and Contingencies, continued

For each of the leases, the renewal (including economic terms of the lease during the renewal term) is subject to the consent of the lessor and lenders. In addition to the renewal option, Concord also has the option of purchasing the related property for the lease balance or remarketing the property for the lessor at the end of the initial and any renewal term of each lease. In each case, Concord has guaranteed the value realizable from the sale of the property at the end of the lease term as indicated in the table above. Should Concord elect to market the property for the lessor at the end of the lease term, Concord would be responsible for the difference in the sale proceeds and the value guaranteed above. Based on current market conditions, Concord does not expect to be required to make payments under these residual value guarantees.

The Memphis agreement is for the financing, construction, and leasing of a new corporate headquarters. Construction is expected to be completed in the fourth quarter of 2003, at which time the rent payments will begin and will be expensed in Concord’s statements of income.

Future minimum lease payments for software license agreements and operating leases with initial or remaining terms in excess of one year at December 31, 2002 are as follows (in thousands):

	Software Licenses	Operating Leases
2003	$2,228	$10,101
2004	2,222	8,638
2005	719	8,061
2006	348	6,653
2007	—	4,305
Thereafter	—	12,008

Total future payments	$5,517	$49,766

Concord has a number of significant customer contracts in its Network Services segment that by their terms terminate on December 31, 2004. Concord is actively pursuing the renewal of these customer contracts; however, there is no assurance that they will be renewed. If some or all of these contracts are renewed, there may be material expenditures associated with the renewals.

In September 2000 EFS National Bank was named as a defendant in a purported class action lawsuit filed in the Circuit Court of Tennessee for the Thirtieth Judicial District at Memphis alleging that certain of EFS National Bank’s rate and fee changes were improper under Tennessee law due to allegedly deficient notice. On May 14, 2002 the plaintiffs filed a second amended complaint alleging that the class consists of over 100,000 merchants who were subjected to the allegedly improper rate and fee changes over a several-year period. The second

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note I—Commitments and Contingencies, continued

amended complaint sought damages in excess of $70.0 million as well as injunctive relief and unspecified punitive damages, treble damages, attorney fees, and costs.

On May 16, 2002 the parties entered into a settlement agreement relating to this litigation and received preliminary approval from the trial court therefor. On August 6, 2002 the trial court rejected the only objection filed against the settlement agreement and gave the settlement agreement its final approval. The objector and his counsel subsequently reached an agreement with EFS National Bank, plaintiffs, and counsel for the plaintiffs, pursuant to which EFS National Bank contributed an immaterial amount. As a result, no appeal was taken, and thus the settlement is now final and unappealable. The maximum amount of the credits and payments by EFS National Bank under the settlement is $37.6 million, payable over a five-year period. In connection with the settlement, Concord initially recorded a charge of $20.8 million ($13.5 million, net of taxes) for the three months ended June 30, 2002. The charge was less than $37.6 million because the credits and payments are contingent upon merchant retention and submission of claims.

On September 17, 2002 EFS National Bank paid plaintiffs’ counsel and the named plaintiffs a total of $5.0 million, as required by the settlement agreement. The deadline for the submission of claims by class members was September 16, 2002. Approximately 150,000 class members were eligible to make claims, but less than 3,000 valid claims were actually submitted. In the first quarter of 2003 the court-appointed claims administrator issued a final report on the total amount of the valid claims submitted. Based on the low number of valid claims submitted, Concord has reduced the charge by $12.0 million ($7.8 million, net of taxes). EFS National Bank is also responsible for the costs of claims administration and for its own costs and expenses, including attorneys’ fees.

A purported class action complaint with similar allegations and requests for relief was filed in St. Charles County, Missouri. That action was dismissed with prejudice in connection with the settlement of the Tennessee case.

Concord and certain of its directors and certain of its officers have been named as defendants in a purported securities fraud class action lawsuit and two stockholder derivative actions. The lawsuits raise allegations relating to Concord’s financial performance between March 2001 and September 2002, changes in the price of Concord’s common stock during that time, alleged failures to disclose material facts, and alleged insider trading and breaches of fiduciary duties by certain officers and certain directors. The lawsuits seek unspecified compensatory and punitive damages, attorneys’ fees, and injunctive and other relief. Although these matters are in the preliminary stages, Concord believes that the claims against it and its directors and officers are without merit and intends to vigorously defend against all claims. Any losses incurred by

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note I—Commitments and Contingencies, continued

Concord in connection with this litigation may be covered in part by Concord’s directors’ and officers’ liability insurance.

In March 2003 a purported class action complaint was filed in the Circuit Court of Tennessee for the Thirtieth Judicial District at Memphis against certain former and current officers and directors of Concord. The complaint generally alleges a breach of the defendants’ duty of loyalty and due care in connection with the defendants’ alleged attempt to sell Concord without maximizing the value to shareholders in order to advance the defendants’ alleged individual interests in obtaining indemnification agreements related to the securities and other derivative litigation discussed above. The complaint seeks class certification, injunctive relief directing the defendants’ conduct in connection with an alleged sale or auction of Concord, reasonable attorneys’ fees, experts’ fees and other costs and relief the court deems just and proper. The defendants have until on or about April 22, 2003 to respond to the complaint. Although this matter is in the very preliminary stages, Concord believes that the claims against its officers and directors are without merit and intends to vigorously contest these claims.

In June 2002 EFS National Bank, Concord, and John Doe Corporations were named as defendants in a purported class action lawsuit filed in the United States District Court for the Western District of Tennessee. The plaintiffs allege that Concord changed fees and charges without providing the requisite notice, charged merchants for transactions that never occurred, and failed to route payments in accordance with the plaintiffs’ instructions. The plaintiffs allege fraud, breach of contract, conversion, and causes of action under the Tennessee Consumer Protection Act and the Racketeer Influenced and Corrupt Organizations Act (RICO). The class plaintiffs seek to certify consists of all merchant customers of EFS National Bank, Concord, or John Doe Corporations, who were subject to charges that were not fully disclosed on their statements, charges for transactions which the merchant never undertook, and/or charges in excess of the amount agreed upon in their contracts. The lawsuit seeks unspecified compensatory and punitive damages, attorneys’ fees, and other relief. Concord has moved to dismiss all claims, but the court has not yet ruled on the motion. Although this matter is in the preliminary stages, Concord believes that the claims against it are without merit and intends to vigorously defend against all claims.

In September 2002 Concord was named as a defendant in a purported class action lawsuit filed in New Jersey state court. The plaintiff alleges that Concord wrongfully allowed and facilitated surcharges on electronic benefits transfer (EBT) withdrawals at ATMs within its network. The plaintiff’s four original claims were for violation of N.J.S.A. 44:10-75(c) (which concerns New Jersey’s EBT program), violation of New Jersey’s Consumer Fraud Act, negligence, and breach of contract (as an alleged third-party beneficiary). The plaintiff seeks certification of a class consisting of all New Jersey public assistance recipients participating in the New Jersey EBT program who, since March 24, 1997, withdrew their cash benefits from ATMs serviced and processed by Concord and incurred a surcharge per EBT withdrawal. The lawsuit seeks unspecified compensatory and punitive damages, attorneys’ fees, and injunctive and other relief. Concord moved to dismiss all four claims. At a hearing on March 7, 2003, the court found that the claim for violation of N.J.S.A. 44:10-75(c) should be dismissed with prejudice and that the claims for violation of New Jersey’s Consumer Fraud Act and for breach of contract should be dismissed without prejudice, but the court denied Concord’s motion to dismiss as to the negligence claim. Although this matter is in the preliminary stages, Concord believes that the claims against it are without merit and intends to vigorously defend against all claims.

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note I—Commitments and Contingencies, continued

In October 1996 Commonwealth Savings Bank (Commonwealth) filed a lawsuit against CoreStates Financial Corp. (CoreStates) in the Court of Common Pleas of Chester County, Pennsylvania. On August 6, 1997 Commonwealth added MONEY ACCESS SERVICE INC. (MASI), a Concord subsidiary, as a defendant therein, alleging that MASI is liable to Commonwealth for an amount in excess of $3.6 million based on claims arising out of alleged errors in the conversion of certain Meridian Bank branches to the MAC network and MASI processing at the time the branches were acquired by Commonwealth from CoreStates and CoreStates’ affiliates. Discovery is complete. The court has struck various reports and portions of reports submitted by Commonwealth’s damages experts. At a deposition in March 2000, Commonwealth’s expert testified to a damages calculation of $4.2 million. On November 15, 2002, CoreStates and MASI filed motions for partial summary judgment on all but a small part of Commonwealth’s remaining claim. The motion has been fully briefed, and the court heard oral argument on January 10, 2003. The court has not yet ruled on the motion. Concord believes that the claims against it are without merit and intends to continue to vigorously defend against all claims.

Concord is also a party to various routine lawsuits arising out of the conduct of its business, none of which is expected to have a material adverse effect upon Concord’s financial condition or results of operations.

Note J—Long-Term Debt

Long-term debt consisted of the following at December 31 (in thousands):

	2002	2001
FHLB advances	$198,032	$119,458
Current maturities	(58,940)	—

Total FHLB advances, less current maturities	$139,092	$119,458

Concord has $65.0 million available from financial institutions in unsecured lines of credit, which expire on various dates through November 2003. No amounts were outstanding on these lines of credit at December 31, 2002 or 2001.

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note J—Long-Term Debt, continued

Scheduled maturities of FHLB advances were as follows at December 31, 2002 (in thousands):

2003	$ 58,940
2004	11,054
2005	7,070
2006	2,362
2007	1,606
Thereafter	117,000

Total	$198,032

FHLB advances were at fixed rates ranging from 1.8% to 6.3% at December 31, 2002 with a final maturity date in 2012. Concord had approximately $14.8 million available on unused lines of credit with the FHLB at December 31, 2002.

Note K—Employee Benefit Plans

Effective March 1, 1998 Concord established the Concord EFS Retirement Savings Plan (the Concord Retirement Plan). Employees who have reached the age of 21 are eligible to participate in the Concord Retirement Plan on the first day of the month following the date of employment. This 401(k) plan provides for voluntary tax-deferred contributions by eligible employees and matching contributions by Concord. The matching contributions by Concord commence on the first day of a quarter following an employee’s completion of six months of service. Total expenses related to the Concord Retirement Plan were $4.5 million, $2.7 million, and $2.7 million for the years ended December 31, 2002, 2001, and 2000, respectively.

STAR maintained a defined contribution plan (the STAR Retirement Plan). Employees of STAR were eligible to become participants in the STAR Retirement Plan upon completion of three months of employment and upon attaining the age of 21.5 years. Participation in the STAR Retirement Plan was voluntary. Total expenses related to the STAR Retirement Plan were $2.8 million and $3.5 million for the years ended December 31, 2001 and 2000, respectively. The STAR Retirement Plan was terminated as of December 31, 2001, and all participants became participants in the Concord Retirement Plan.

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note L—Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Concord’s deferred tax liabilities and assets at December 31 are as follows (in thousands):

	2002	2001
Deferred tax liabilities:
Capitalization of internal use software	$37,426	$19,266
Restructuring charges	52	3,973
Depreciation	15,989	17,435
Intangible amortization	2,721	1,084
Purchased merchant contracts	—	6,610
Other	6,155	7,069

Total deferred tax liabilities	62,343	55,437

Deferred tax assets:
Net unrealized (gain) loss on securities available for sale	(5,901)	1,772
Bad debt allowance	685	2,079
Restructuring charges	2,290	5,868
Purchased merchant contracts	5,041	—
Other	3,454	3,335

Total deferred tax assets	5,569	13,054

Net deferred tax liability	$56,774	$42,383

The components of the provision for income taxes for the years ended December 31 are as follows (in thousands):

	2002	2001	2000
Current
Federal	$145,798	$104,593	$102,942
State	6,718	5,009	3,668

Total current income taxes	152,516	109,602	106,610

Deferred
Federal	10,120	18,356	11,816
State	493	—	1,794

Total deferred income taxes	10,613	18,356	13,610

Total income taxes	$163,129	$127,958	$120,220

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note L—Income Taxes, continued

The reconciliation of income taxes computed at the U.S. federal statutory tax rate of 35.0% to income tax expense for the years ended December 31 is as follows (in thousands):

	2002	2001	2000
Tax at statutory rate	$162,707	$120,711	$115,760
State income taxes, net of federal benefit	4,688	3,256	3,551
Acquisition costs	—	5,250	753
Nondeductible amortization of goodwill	—	2,601	2,549
Tax-exempt interest income	(4,717)	(3,931)	(2,560)
Other, net	451	71	167

Total income taxes	$163,129	$127,958	$120,220

Income tax benefits resulting from the disqualifying dispositions of certain employee incentive stock option shares were credited to additional paid-in capital because no compensation expense was charged to income for financial reporting purposes related to the exercise of such options.

Note M—Stockholders’ Equity

On August 5, 2002 Concord announced that its Board of Directors approved the repurchase of up to $250.0 million of its common stock. Under the repurchase plan, Concord may buy back shares of its outstanding stock from time to time either on the open market or through privately negotiated transactions. On November 7, 2002 Concord announced that its Board of Directors approved the repurchase of an additional $150.0 million of its common stock and on November 21, 2002 an additional $100.0 million was approved. The Board’s approvals bring the total potential repurchase to $500.0 million. As of December 31, 2002, a total of 26.9 million shares at an aggregate cost of $393.5 million had been purchased and retired pursuant to the repurchase plan. All repurchases have been made in the open market without the use of any derivative instruments. Concord immediately retires its common stock when purchased. Upon retirement, Concord reduces retained earnings for the excess of purchase price over par value.

Concord’s Board of Directors approved a two-for-one stock split on August 30, 2001. On September 28, 2001 additional shares were distributed to stockholders of record as of September 14, 2001. All appropriate share data and per share data have been restated to reflect the stock split.

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note M—Stockholders’ Equity, continued

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

Note N—Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31 (in thousands, except per share data):

	2002	2001	2000
Numerator:
Net income	$300,838	$216,406	$209,926

Denominator:
Denominator for basic earnings per share, weighted-average shares	507,278	494,747	478,358
Effect of dilutive stock options	17,398	22,211	17,635

Denominator for diluted earnings per share, weighted-average shares and assumed conversions	524,676	516,958	495,993

Basic earnings per share	$0.59	$0.44	$0.44

Diluted earnings per share	$0.57	$0.42	$0.42

The number of anti-dilutive stock options not included above were 10,512,982 shares, 46,188 shares, and 2,270,299 shares for the years ended December 31, 2002, 2001, and 2000, respectively.

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note O—Stock Options

At the 2002 Annual Meeting, Concord’s stockholders approved the Concord EFS, Inc. 2002 Stock Option Plan (the 2002 Option Plan). The 2002 Option Plan succeeded and replaced the Concord EFS, Inc. 1993 Incentive Stock Option Plan, as amended (the 1993 Option Plan). Under the 2002 Option Plan, the Compensation Committee of Concord’s Board of Directors may grant options to any officer or employee of Concord, or of any Concord subsidiary or affiliate, or to any director of Concord. All options granted after March 28, 2002 have been granted under the 2002 Option Plan.

The 2002 Option Plan allows for the grant of options to purchase up to 43.0 million shares of Concord’s common stock, and such number includes the number of shares of Concord’s common stock remaining available for the future grant of stock options under the 1993 Option Plan. If shares of Concord’s common stock subject to an option granted under the 2002 Option Plan or 1993 Option Plan are not issued due to the expiration, termination, cancellation, or forfeiture of that option, those shares become available for the grant of new options under the 2002 Option Plan.

Options are granted with an exercise price per share not less than 100% of the market value of a share of Concord common stock on the date of the grant (110% in the case of an incentive stock option granted to a holder of more than 10% of the outstanding shares) and generally become exercisable over a four-year period from the date of the grant. Options generally expire ten years from the grant date. At December 31, 2002, 40.1 million shares were available to be granted.

The 1993 Option Plan allowed for the grant of options to purchase up to 75.0 million shares of common stock for the benefit of Concord’s directors and key employees. Under the 1993 Option Plan, options were granted with an exercise price per share not less than 100% of the market value of a share of Concord common stock on the date of the grant (110% in the case of an incentive stock option granted to a holder of more than 10% of the outstanding shares) and generally became exercisable over a four-year period from the date of the grant. Options generally expired ten years from the grant date.

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note O—Stock Options, continued

Information pertaining to the 1993 Option Plan and the 2002 Option Plan is summarized as follows (in thousands, except price per share):

	Number of Shares Under Option	Weighted Average Exercise Price/Share	Weighted Average Aggregate Price	Options Exercisable
Outstanding at December 31, 1999	39,288	$6.71	$263,753	15,680

Granted	13,234	$9.29
Exercised	(5,586)	$4.81
Terminated	(494)	$10.11

Outstanding at December 31, 2000	46,442	$7.64	$354,850	19,486

Granted	7,542	$21.29
Exercised	(7,384)	$5.15
Terminated	(761)	$11.33

Outstanding at December 31, 2001	45,839	$10.23	$468,772	20,929

Granted	9,592	$28.26
Exercised	(2,400)	$9.89
Terminated	(136)	$21.22

Outstanding at December 31, 2002	52,895	$13.49	$713,247	25,165

The weighted-average fair value of options granted during 2002, 2001, and 2000 was $12.53, $6.64, and $4.14, respectively.

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note O—Stock Options, continued

Additional information regarding options outstanding as of December 31, 2002 is summarized as follows:

Option Exercise Price Range	Options Outstanding (thousands)	Weighted Average Exercise Price/Share	Weighted Average Remaining Contractual Life of Options in Years	Number of Options Exercisable (thousands)	Weighted Average Exercise Price of Options Exercisable
$ 0.96 – 7.22	17,333	$5.63	4.43	15,083	$5.46
$ 8.30 – 15.69	21,358	$10.71	7.06	8,509	$10.70
$21.03 – 24.52	7,031	$21.24	8.17	1,559	$21.34
$27.06 – 34.30	7,173	$33.15	9.17	14	$28.13

$ 0.96 – 34.30	52,895	$13.49	6.63	25,165	$8.23

Prior to its acquisition by Concord, STAR adopted the Star Systems, Inc. 2000 Equity Incentive Plan (the STAR Plan). In connection with Concord’s acquisition of STAR, all outstanding options in the STAR Plan were vested and became exercisable. The total amount of option shares (after conversion to Concord shares) at December 31, 2000 was approximately 1.6 million, at a weighted-average exercise price of $5.11. None of the options were issuable upon exercise until February 2001, when the shares subject to issuance under these options were registered.

As discussed below, Concord has elected to follow APB 25 and related interpretations in accounting for its stock options because, among other things, the alternative fair value accounting provided for under SFAS 123, “Accounting for Stock-Based Compensation,” requires use of option valuation models that were not developed for use in valuing stock options. Under APB 25, no compensation expense is recognized because the exercise price of Concord’s stock options equals the market price of the underlying stock on the date of grant.

Pro forma information regarding net income and earnings per share is required by SFAS 123 and has been determined as if Concord had accounted for its stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001, and 2000, respectively: risk-free interest rates of 4.25%, 4.8%, and 5.0%, volatility factors of the expected market price of Concord’s common stock of 0.482, 0.381, and 0.512, and weighted-average expected life of the options of 4.4, 3.0, and 3.0 years. Dividend yield assumptions of 0% remained constant for all years.

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note O—Stock Options, continued

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Concord’s stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, it is management’s opinion that the existing models do not necessarily provide a reliable single measure of the fair value of Concord’s employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. Concord’s pro forma information is as follows for the years ended December 31 (in thousands, except for earnings per share):

	2002	2001	2000
Pro forma net income	$259,505	$187,632	$184,453
Pro forma basic earnings per share	$0.51	$0.38	$0.39
Pro forma diluted earnings per share	$0.49	$0.36	$0.37

Note P—Operations by Business Segment

Concord has two reportable segments: Network Services and Payment Services.

Network Services revenue consists of access and switching fees for network access, processing fees for driving and monitoring ATMs, and processing fees for managing debit card records, plus network fees charged to Concord by other networks and billed to its customers.

Revenue from Payment Services includes discount fees charged to merchants, which are a percentage of the dollar amount of each credit card or signature debit card transaction Concord processes, as well as a flat fee per transaction. These discount and flat fees constitute a bundled rate for the transaction authorization, processing, settlement, and funds transfer services Concord provides, plus the interchange fees charged to Concord by the card associations. Payment Services revenue also includes fees for debit card and EBT card transactions, check verification and authorization services, and sales of POS terminals from inventory. Debit card and EBT card transactions are similar to credit card transactions in that the bundled fee Concord charges to a merchant includes the transaction authorization, processing, settlement, and funds transfer services Concord provides, plus the interchange and network fees charged to Concord by the debit networks.

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note P—Operations by Business Segment, continued

Concord evaluates performance and allocates resources based on profit or loss from operations. Items classified as “Other” include amounts not identifiable with the two reported segments described above. The accounting policies of the reportable segments are the same as those described in Note A—Significant Accounting Policies.

Assets are allocated between Network Services and Payment Services based upon Concord’s evaluation of the revenue earned by the particular assets. Assets classified as “Other” represent securities available for sale and alternative investments.

Concord’s reportable segments are business units that are managed separately because they offer distinct products for different end users. No single customer of Concord accounts for a material portion of Concord’s revenue.

As a result of Concord’s recently announced strategy of developing risk management services, Concord expects to organize a new segment during the 2003 fiscal year. The new Risk Management Services segment is expected to provide software, information, and analysis to financial institutions, retailers, government service providers, and other businesses to assist in fraud prevention and reduction.

Business segment information for the years ended December 31, 2002, 2001, and 2000 is presented as follows (in thousands):

	Network Services	Payment Services	Other	Total
2002
Revenue	$612,064	$1,354,564	$—	$1,966,628
Cost of operations	234,790	1,131,755	—	1,366,545
Selling, general and administrative expenses	—	—	123,867	123,867
Acquisition, restructuring and write-off charges	33,786	43,700	—	77,486
Litigation settlement charges	—	—	8,761	8,761
Investment income	—	—	77,387	77,387
Interest expense	—	—	11,642	11,642
Other income, net	—	—	9,163	9,163
Income taxes	—	—	163,129	163,129
Minority interest in subsidiary	—	—	910	910

Net income (loss)	$343,488	$179,109	$(221,759)	$300,838

Assets by segment	$635,809	$750,295	$1,142,336	$2,528,440

Depreciation	$33,777	$37,316	—	$71,093

Non-cash acquisition, restructuring and write-off charges	$7,079	$31,260	—	$38,339

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note P—Operations by Business Segment, continued

	Network Services	Payment Services	Other	Total
2001
Revenue	$532,519	$1,047,425	$—	$1,579,944
Cost of operations	225,508	854,864	—	1,080,372
Selling, general and administrative expenses	—	—	91,105	91,105
Acquisition, restructuring and write-off charges	103,575	21,787	—	125,362
Litigation settlement charges	—	—	—	—
Investment income	—	—	70,668	70,668
Interest expense	—	—	13,074	13,074
Other income, net	—	—	4,191	4,191
Income taxes	—	—	127,958	127,958
Minority interest in subsidiary	—	—	526	526

Net income (loss)	$203,436	$170,774	$(157,804)	$216,406

Assets by segment	$688,191	$812,449	$1,228,805	$2,729,445

Depreciation	$30,474	$32,638	—	$63,112

Non-cash acquisition, restructuring and write-off charges	$14,692	$6,133	—	$20,825

2000
Revenue	$435,914	$883,736	$—	$1,319,650
Cost of operations	219,642	705,057	—	924,699
Selling, general and administrative expenses	—	—	91,995	91,995
Acquisition, restructuring and write-off charges	10,915	776	—	11,691
Litigation settlement charges	—	—	—	—
Investment income	—	—	48,182	48,182
Interest expense	—	—	10,939	10,939
Other income, net	—	—	2,235	2,235
Income taxes	—	—	120,220	120,220
Minority interest in subsidiary	—	—	597	597

Net income (loss)	$205,357	$177,903	$(173,334)	$209,926

Assets by segment	$455,446	$723,415	$649,425	$1,828,286

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note Q—Debt and Dividend Restrictions

In accordance with federal banking laws, certain restrictions exist regarding the ability of Concord EFS National Bank to transfer funds to Concord in the form of cash dividends, loans, or advances. The prior approval of the Office of the Comptroller of the Currency is required for Concord EFS National Bank to pay dividends in excess of earnings retained in the current year plus retained net earnings for the preceding two years. As of December 31, 2002, $78.8 million of undistributed earnings of Concord EFS National Bank included in consolidated retained earnings were available for distribution to Concord as dividends without prior regulatory approval. As of December 31, 2002, total stockholders’ equity of Concord EFS National Bank was $469.8 million. Under Federal Reserve regulations, Concord EFS National Bank is also limited as to the amount it may loan to affiliates, including Concord, unless such loans are fully collateralized by specific obligations. At December 31, 2002, the maximum amount available for transfer in the form of loans to Concord from Concord EFS National Bank approximated 2.0% of Concord’s consolidated net assets. Concord EFS National Bank exceeded all required regulatory capital ratios as of December 31, 2002.

Note R—Disclosures About Fair Value of Financial Instruments

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

Alternative Investments: The carrying amounts reported in the balance sheet for alternative investments approximates the fair value of those assets.

Loans: As of December 31, 2002, the carrying amounts reported in the balance sheet for loans approximated the fair value as measured by quoted market prices or fair value of collateral less estimated selling costs of those assets since loans are held for sale in connection with Concord’s effort to terminate lending activities.

As of December 31, 2001, fair values of all categories of loans were estimated by discounting their expected future cash flows using interest rates then being offered for loans with similar terms, reduced by an estimate of credit losses inherent in the portfolio.

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note R—Disclosures About Fair Value of Financial Instruments, continued

Deposits: As of December 31, 2002, the carrying amounts reported in the balance sheet for deposits approximated the fair value of those liabilities since deposits are held for sale in connection with Concord’s effort to terminate local deposit taking.

As of December 31, 2001, fair values of all fixed-rate, fixed-maturity deposits were estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar deposits to a schedule of aggregated expected monthly maturities on time deposits. The fair values disclosed for deposits other than fixed-rate, fixed-maturity deposits approximate their respective carrying values at the reporting date.

FHLB Advances: The fair values of FHLB advances were estimated using discounted cash flow analyses based on Concord’s current incremental borrowing rates for similar types of borrowing arrangements.

The following table summarizes the carrying amount compared to the fair value of financial instruments according to the methods and assumptions listed above (in thousands):

	Carrying Amount	Fair Value
December 31, 2002
Financial assets:
Securities available for sale	$1,124,492	$1,124,492
Alternative investments	$17,844	$17,844
Loans, net	$6,125
Fair value adjustment included in accrued restructuring charges	(700)

Loans at fair value	$5,425	$5,425
Financial liabilities:
Deposits	$78,133
Fair value adjustment included in accrued restructuring charges	1,200

Deposits at fair value	$79,333	$79,333
FHLB advances	$198,032	$215,079
December 31, 2001
Financial assets:
Securities available for sale	$1,228,805	$1,228,805
Alternative investments	—	—
Loans, net	$89,038	$93,104
Financial liabilities:
Deposits	$162,972	$164,108
FHLB advances	$119,458	$148,968

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note S—Related Party Transactions

Simultaneous with Concord’s purchase of the site for its new corporate headquarters in July 2002, Dan M. Palmer, its Co-Chief Executive Officer and director, and Edward A. Labry III, its President and director, purchased approximately 39.1 acres of land located adjacent to the site of Concord’s new corporate headquarters in Memphis, Tennessee. At the same time, Concord entered into a certain Option to Purchase Agreement with Mr. Palmer and Mr. Labry relating to the land. Under the agreement, Mr. Palmer and Mr. Labry granted Concord the option to purchase the land at any time prior to July 17, 2007 and a right of first refusal with respect to the land for an additional five years commencing on July 17, 2007. On November 22, 2002 Concord gave notice to Mr. Palmer and Mr. Labry of the exercise of its option to purchase the land, and on December 30, 2002, Concord purchased the land for approximately $2.9 million, in accordance with the agreement, which represents the amount that Mr. Palmer and Mr. Labry paid for the land, including transaction costs.

In connection with the purchase of land described above, Concord purchased an additional parcel of land from Mr. Palmer and Mr. Labry on December 30, 2002 for approximately $0.1 million, which represents the amount that Mr. Palmer and Mr. Labry paid for the additional parcel of land, including transaction costs.

In 2002 Concord’s Board of Directors authorized the expenditure of up to $0.5 million per year on chartered air services from DPAir, LLC d/b/a PalmAir. Dan M. Palmer, who is Co-Chief Executive Officer and a director of Concord, owns a 99.0% interest in PalmAir. During 2002 Concord paid PalmAir approximately $0.5 million for chartered air travel services at rates that were not in excess of those charged by comparable third-party vendors. Concord paid PalmAir approximately $0.1 million in each of 2001 and 2000.

During 2002 Morgan Keegan & Company, Inc. (Morgan Keegan), a registered broker dealer, executed purchases and sales of fixed income securities for Concord that, in par value of securities, totaled approximately $254.9 million in purchases and $260.0 million in sales. During 2002 Morgan Keegan also acted as an agent on Concord’s behalf in connection with Concord’s repurchase of 4.0 million shares of Concord’s common stock, for which Morgan Keegan earned an aggregate commission of approximately $0.2 million. During 2001 and 2000 Concord also executed trades with Morgan Keegan for fixed income securities. In June 2001 Morgan Keegan was an underwriter with respect to 10% of the 17.8 million shares of Concord’s common stock sold by Concord in its June 2001 public offering for net aggregate proceeds of $420.6 million. Morgan Keegan’s underwriting fee on Concord’s shares was approximately $1.8 million. Benjamin C. Labry, the brother of Concord’s President and director Edward A. Labry III, is a Morgan Keegan employee whom Concord believes shares in the commissions earned by Morgan Keegan in connection with the transactions Morgan Keegan executes for Concord.

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note S—Related Party Transactions, continued

In October 2001 Concord loaned $13.3 million to each of Dan M. Palmer, who is Co-Chief Executive Officer and a director of Concord, and Edward A. Labry III, who is President and a director of Concord. The loans were full recourse to each of Mr. Palmer and Mr. Labry. The loans had a term of 30 days with a provision for extension and an interest rate of 3.31%, which Concord believes was comparable to that offered by a third-party financial institution. Loan principal and interest of 4.5% was repaid during the fourth quarter of 2001.

In February 2000 Concord exchanged approximately 0.1 million shares of its common stock for all of the outstanding shares of Virtual Cyber Systems, Inc., an Internet software development company, and paid approximately $0.4 million in cash to Virtual Cyber Systems’ option holders to cash out their options. Prior to the transaction, Gary G. Arnold owned all of the outstanding shares of Virtual Cyber Systems. Mr. Arnold is the half-brother of Concord’s Co-Chief Executive Officer and director Dan M. Palmer. In connection with the acquisition, Concord repaid the approximately $0.9 million and $0.1 million that Virtual Cyber Systems owed to Mr. Palmer and Mr. Arnold, respectively. Notwithstanding that the transaction was not material to Concord, it engaged an investment banking firm to render its opinion as to the fairness of the transaction, in light of the related-party nature of the transaction. Prior to executing the stock purchase agreement with Virtual Cyber Systems, Concord did receive such opinion to the effect that the amount of transaction consideration to be paid to Mr. Arnold and the option holders was fair, from a financial point of view, to Concord.

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note T—Quarterly Financial Results (Unaudited)

The following table provides an unaudited summary of quarterly results for the calendar years 2002 and 2001 (in thousands, except per share data). The quarterly information reported previously on certain quarterly reports on Form 10-Q has been restated to reflect reclassifications, as described in Note A.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2002
Revenue	$421,681	$488,181	$514,389	$542,377
Cost of operations	$281,919	$331,898	$367,179	$385,549
Acquisition, restructuring and write-off charges	$47,500	$29,006	—	$980
Litigation settlement charges (credits)	—	$20,761	$(11,000)	$(1,000)
Net income	$54,209	$63,218	$94,329	$89,082
Per share:
Basic earnings	$0.11	$0.12	$0.18	$0.18
Diluted earnings	$0.10	$0.12	$0.18	$0.18
2001
Revenue	$350,026	$391,229	$406,911	$431,778
Cost of operations	$245,427	$271,007	$275,127	$288,811
Acquisition, restructuring and write-off charges	$125,362	—	—	—
Litigation settlement charges (credits)	—	—	—	—
Net income (loss)	$(25,992)	$71,182	$81,456	$89,760
Per share:
Basic earnings (loss)	$(0.05)	$0.15	$0.16	$0.18
Diluted earnings (loss)	$(0.05)	$0.14	$0.16	$0.17

CONCORD EFS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note T—Quarterly Financial Results (Unaudited), continued

The following table provides the unaudited quarterly interchange fees, which decreases previously reported revenue and cost of operations by equal amounts to reflect the reclassification related to the early adoption of EITF 02-16 as described in Note A (in thousands):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Decrease in revenue and cost of operations:
2002	40,462	49,996	53,907	63,432
2001	24,841	28,612	29,287	40,703

The following table provides the unaudited quarterly increase in noncurrent assets and corresponding decrease in current assets to reflect the reclassification of pledged securities, as described in Note A (in thousands):

	March 31,	June 30,	September 30,
Increase in noncurrent assets and corresponding decrease in current assets:
2002	$109,927	$126,244	$141,751
2001	$111,562	$117,324	$105,788

CONCORD EFS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Concord EFS, Inc.

We have audited the accompanying consolidated balance sheets of Concord EFS, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the management of Concord EFS, Inc. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Star Systems, Inc., a wholly-owned subsidiary, which statements reflect net income constituting approximately 10.7% of the related consolidated financial statement total for the year ended December 31, 2000. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Star Systems, Inc., is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Concord EFS, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note A to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” in 2002.

/S/    ERNST & YOUNG LLP

Memphis, Tennessee

March 19, 2003

except for Note I, as to which the date is

March 24, 2003

Concord EFS, Inc. And Subsidiaries

2002 Corporate Directory

Board of Directors

(and their principal occupation)

Richard P. Kiphart ^

Chairman of the Board, Head of Corporate Finance Department, William Blair & Company L.L.C., a broker dealer and investment adviser firm

J. Richard Buchignani, Esq.

Vice Chairman of the Board, General Counsel, and Secretary, Concord EFS, Inc.

Douglas C. Altenbern #

Retired Chairman and Chief Executive Officer, Pay Systems of America, Inc., a payroll services company

Richard M. Harter, Esq. * ^

Of Counsel, Bingham McCutchen LLP, a law firm

Bond R. Isaacson

Co-Chief Executive Officer, Concord EFS, Inc.

Edward A. Labry III

President, Concord EFS, Inc.

Jerry D. Mooney * #

Director and Officer, BJB Administrative Services, LLC, an asset management company, Mid-South Health Care Associates, LLC, a real estate ownership and leasing company, and LPNH Holdings Limited, LLC, a business investment company

Dan M. Palmer ^

Co-Chief Executive Officer, Concord EFS, Inc.

Shirley C. Raines

President, University of Memphis

George F. Raymond

President, Buckland Corporation, a consulting company to the information technology industry

Arthur N. Seessel III *

Independent Consultant for retail grocery firms

Paul L. Whittington * #

Retired Partner, Ernst & Young LLP

* Audit Committee Member

# Compensation Committee Member

^ Corporate Governance & Nominating Committee Member

Executive Officers

Dan M. Palmer, Co-Chief Executive Officer

Bond R. Isaacson, Co-Chief Executive Officer

Edward A. Labry III, President

J. Richard Buchignani, Esq., Vice Chairman of the Board, General Counsel, and Secretary

P. Norman Bennett, Senior Vice President, Treasury

Vickie L. Brown, Senior Vice President

Ronald V. Congemi, Senior Vice President and President of Network Services

Donald J. Devine Jr., Senior Vice President and Chief Compliance Officer

Paul W. Finch Jr., Senior Vice President and President of Risk Management Services

Edward T. Haslam, Senior Vice President, Chief Financial Officer, and Treasurer

E. Miles Kilburn, Senior Vice President of Business Strategy and Corporate Development

Steve A. Lynch, Senior Vice President and Chief Information Officer

Christopher S. Reckert, Senior Vice President, Chief Marketing Officer, and President of Payment Services

Corporate Headquarters

2525 Horizon Lake Drive, Suite 120

Memphis, Tennessee 38133

1.800.238.7675

Transfer Agent & Registrar

EquiServe Trust Company, N.A.

c/o Equiserve

P.O. Box 43010

Providence, Rhode Island 02940-3010

1.781.575.3120

Independent Auditors

Ernst & Young LLP

Memphis, Tennessee

Annual Meeting

The annual meeting of stockholders will be held at 9:30 a.m. Central time on Thursday, May 22, 2003 at Colonial Country Club, 2736 Countrywood Parkway, Memphis, Tennessee.

Investor Information

Copies of the Concord EFS, Inc. Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to Investor Relations at the corporate address. Concord press releases, product information, and other news are available on Concord’s web site, which is located at http://www.concordefs.com.

Trademarks

STAR, MAC, Cash Station, IDENTITY CHEK, DEPOSIT CHEK, EFSnet, IDLogix, STAR Universal Terminal, and ClientLine are service marks or are registered trademarks of Concord EFS, Inc. and its subsidiaries. All other product or company names mentioned are for identification purposes only and may be trademarks of their respective owners.